ORIGINAL


13035246

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JUL - 1 2013

Division of Trading and Markets


DirectEdge

EDGA Exchange, Inc.
Triennial Amendment to Form 1
June 2013

Ex A, B, C, J

Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response: Please see attached response for the following entities:

1. EDGA Exchange, Inc. Certificate of Incorporation
2. EDGA Exchange, Inc. By-laws
3. EDGA Exchange, Inc. Rules



The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "EDGA EXCHANGE, INC.", FILED IN THIS OFFICE ON THE NINTH DAY OF MARCH, A.D. 2009, AT 11:45 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

SECRETARY'S OFFICE — DELAWARE — 1793 — 1855

Jeffrey W. Bullock, Secretary of State

4662897 8100

090247615

AUTHENTICATION: 7174801

DATE: 03-09-09

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:21 PM 03/09/2009
FILED 11:45 AM 03/09/2009
SRV 090247615 - 4662897 FILE

CERTIFICATE OF INCORPORATION

OF

EDGA EXCHANGE, INC.

FIRST: The name of the Corporation is: EDGA Exchange, Inc.

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is One Thousand (1,000) shares of Common Stock, $0.01 par value per share.

FIFTH: The name and mailing address of the sole incorporator are as follows:

NAME	MAILING ADDRESS
Eric Hess	545 Washington Boulevard Jersey City, NJ 07310

SIXTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors; *provided*, that any action that specifically requires the approval of the Board of Managers and/or members of Direct Edge Holdings LLC pursuant to Section 7.7 of the Third Amended and Restated Limited Liability Company Operating Agreement of Direct Edge Holdings LLC, dated as of December 23, 2008, by and among the members of Direct Edge Holdings LLC, as such Agreement may be amended from time to time, shall require the approval of the stockholders of the Corporation.

2. Election of directors need not be by written ballot.

3. The Board of Directors is expressly authorized to adopt, amend, alter or repeal the Bylaws of the Corporation.

4. The Bylaws may also be amended, altered or repealed, or new bylaws may be adopted, by action taken by the stockholders of the Corporation.

5. Any Director may be removed with or without cause by a majority vote of the stockholders.

SEVENTH: Except to the extent that the General Corporation Law of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the incorporator named above, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 6th day of March of 2009.

INCORPORATOR:

Eric Hess

**AMENDED AND RESTATED
BYLAWS OF EDGA EXCHANGE, INC.
(a Delaware corporation)**

As of April 1, 2012

ARTICLE I

Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended and in effect from time to time and any successor statute.

(b) "Affiliate" means, with respect to any Person, any other person directly or indirectly through one or more intermediaries Controlling or Controlled by, or under direct or indirect common Control with, such Person. "Affiliated" shall have the correlative meaning.

(c) "Board" means the Board of Directors of the Company.

(d) "Business Day" shall mean a day other than Saturday or Sunday on which commercial banks in New York are not required or permitted under applicable laws or regulations to close.

(e) "Chairman" shall have the meaning set forth in Article III, Section 5.

(f) "Commission" means the United States Securities and Exchange Commission.

(g) "Company" means EDGA Exchange, Inc., a Delaware corporation.

(h) "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. "Controlling" and "Controlled" shall have correlative meanings.

(i) "Designating Owner" shall mean a member of Direct Edge Holdings that holds (together with its Affiliates) at least a 15% Percentage Interest (as defined in the Holdings Operating Agreement) in Direct Edge Holdings.

(j) "DGCL" means the General Corporation Law of the State of Delaware.

(k) "Direct Edge Holdings" means Direct Edge Holdings LLC, a Delaware limited liability company.

(l) "Direct Edge" means Direct Edge, Inc., a Delaware corporation, that is a wholly owned subsidiary of Direct Edge Holdings.

(m) "Director" means the persons elected to the Board from time to time in accordance with these Bylaws.

(n) "Exchange" means the national securities exchange operated by the Company.

(o) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the Exchange. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member shall have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(p) "Exchange Member Director" means an officer, director, employee or agent of an Exchange Member, other than an Owner Exchange Member, who is elected as a Director in accordance with Article III, Section 4.

(q) "Exchange Member Nominating Committee" means the Exchange Member Nominating Committee elected pursuant to these Bylaws.

(r) "Exchange Member Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote and act on behalf of the Exchange Member. An Exchange Member may change its Exchange Member Representative or appoint a substitute for its Exchange Member Representative upon giving notice thereof to the Secretary of the Company. An Exchange Member Representative of an Exchange Member or a substitute shall be a member of senior management and registered principal of the Exchange Member.

(s) "Holdings Operating Agreement" means the Fifth Amended and Restated Limited Liability Company Operating Agreement of Direct Edge Holdings LLC, dated as of June 12, 2010, by and among the members of Direct Edge Holdings, as such Agreement may be amended from time to time.

(t) "Independent Director" means a Director who has no material relationship with (i) the Company or any Affiliate of the Company, or (ii) any Exchange Member or any Affiliate of any Exchange Member; *provided,* however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company, Direct Edge, Direct Edge Holdings or EDGX Exchange, Inc.

(u) "List of Candidates" shall have the meaning set forth in Article III, Section 4(e).

(v) "Nominating and Governance Committee" means the Nominating and Governance Committee elected pursuant to these Bylaws.

(w) "Owner Director" shall mean a Director nominated by a Designating Owner pursuant to Article III, Section 4(g) and elected by the stockholders of the Company.

(x) "Owner Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(y) "Person" means any individual, partnership, joint stock company, corporation, entity, association, trust, limited liability company, joint venture, unincorporated organization, and any government, governmental department or agency or political subdivision of any government.

(z) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, director, or branch manager of an Exchange Member (or other person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with, such Exchange Member or any employee of such Exchange Member, except that any person associated with a Exchange Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(aa) "Petition Candidates" shall have the meaning set forth in Article III, Section 4(c).

(bb) "Petition Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders.

(cc) "Petition Deadline" shall have the meaning set forth in Article III, Section 4(c).

(dd) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(ee) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act, with respect to the Company.

(ff) "SRO" means a "self-regulatory organization" as defined in Section 3(a)(26) of the Act.

(gg) "statutory disqualification" shall have the meaning set forth in Section 3(a)(39) of the Act.

(hh) "stockholder" means any Person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be Direct Edge.

Definitions in these Bylaws apply equally to both the singular and plural forms of the defined terms. The terms "include" and "including" and other words of similar import shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to these Bylaws as a whole and not to any particular section or subsection. The headings appear as a matter of convenience only and shall not affect the interpretation of these Bylaws.

ARTICLE II

Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 545 Washington Boulevard, Jersey City, New Jersey 07310, or such other location as may hereafter be determined by the Board. The Company may have such other office or offices as the Board may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

ARTICLE III

Board of Directors

Section 1. Powers

(a) Subject to the Company's Certificate of Incorporation, the business and affairs of the Company shall be managed by the Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board shall have the power to do any and all acts necessary, convenient or incidental to, or for the furtherance of, the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws, the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations and requirements for the conduct of the business and management of the Company, not inconsistent with applicable law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by applicable law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including the requirements that (a) the Rules shall be designed to protect investors and the public interest, and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by the Exchange Members, and Persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act and the Rules.

(e) In light of the unique nature of the Company, its operations, its status as a SRO, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, to the extent deemed relevant: (i) the potential impact of such proposal on the integrity, continuity and stability of the Exchange and the other operations of the Company, and on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such proposal would promote just and equitable principles of trade, foster cooperation and coordination with Persons engaged in regulating, clearing, settling or processing information with respect to, and facilitating transactions in, securities or assist in the removal of impediments to, or perfection of, the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) Subject to Article III, Sections 2(b), 4(g) and 6(a), the Board shall consist of nineteen (19) Directors. A majority of the directorships shall be Independent Directors. The Board shall be comprised initially as follows:

(i) The Chief Executive Officer of the Company;

(ii) Four (4) Owner Directors (subject to increase or decrease pursuant to Article III, Section 2(b) and Section 4(g));

(iii) Ten (10) Independent Directors (subject to increase or decrease pursuant to Article III, Section 2(b)); and

(iv) Four (4) Exchange Member Directors (subject to increase or decrease pursuant to Article III, Section 2(b)).

Each Director shall serve until his or her term expires as provided in Article III, Section 3.

(b) The Board may, by resolution, add or remove Director positions to the Board, provided that (i) the number of Director positions shall not be fewer than seven (7) nor more than twenty-five (25), (ii) no removal of a Director position shall have the effect of shortening the term of any incumbent Director, and (iii) the Board at all times shall include a directorship for the Chief Executive Officer of the Company, a majority of Independent Directors, at least twenty percent (20%) Exchange Member Directors, and a number of Owner Director positions that equals the number of Owner Directors that the Designating Owners are entitled to nominate and that the stockholders of the Company have elected. If an Owner Director position needs to be added pursuant to Article III, Section 4(g), such Owner Director position shall be nominated by the applicable Designating Owner and elected by the stockholders of the Company (or any other agreement entered into by a stockholder of the Company related to the election, removal and/or replacement of a Director), and additional Director positions shall be added and filled at the same time as the election of the new Owner Director, as required to comply with the requirements set forth in this Article III, Section 2(b) (*i.e.,* to comply with the requirement that there be a majority of Independent Directors and at least twenty percent (20%) Exchange Member Directors). So long as the Board includes the Chief Executive Officer of the Company, a majority of Independent Directors, at least twenty percent (20%) Exchange Member Directors, and the requisite number of Owner Directors, any remaining newly created Director positions may be filled by persons who do not qualify as Independent Directors, Exchange Member Directors or Owner Directors ("At-Large Directors").

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as an Independent Director or Exchange Member Director, and the Secretary shall certify to the Nominating and Governance Committee or the Exchange Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification. A Director need not be a stockholder of the Company. A Director will no longer qualify to be Director upon a determination by the Board (i) that the Director no longer satisfies the classification for which the Director was elected, (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b); or (iii) the Director is subject to statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Chief Executive Officer will no longer qualify to be a Director when such individual ceases to be Chief Executive Officer of the Company, and, upon the happening of such event, that individual shall cease being a Director.

(b) The Board of Directors shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors shall serve staggered three-year terms, with the term of office of one (1) class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the first annual election of the Board following adoption of these Bylaws, Directors in Class II shall initially hold office until the second annual election of the Board following adoption of these Bylaws, and Directors in Class III shall initially hold office until the third annual election of the Board following adoption of these Bylaws. Commencing with the first annual election of the Board following adoption of these Bylaws, the term of office for each class of Directors elected at such time shall be three (3) years from the date of their election. In the case of the addition of any new Director position, the Director filling such position shall be added to a class, as determined by the Board at the time of such Director's initial election, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination, Election and Appointment

(a) The Nominating and Governance Committee each year shall nominate Directors for each Director position (other than Owner Director positions and the Director position filled by the Chief Executive Officer) standing for election at the annual meeting of stockholders that year. For positions requiring persons who qualify as Exchange Member Directors, the Nominating and Governance Committee shall nominate only those persons whose names have been approved and submitted by the Exchange Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Article III, Section 4.

(b) The Exchange Member Nominating Committee shall consult with the Nominating and Governance Committee and the Chairman, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Exchange Member Director.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of stockholders, the Exchange Member Nominating Committee shall report to the Nominating and Governance Committee and the Secretary the initial nominees for Exchange Member Director positions on the Board that have been approved and submitted by the Exchange Member Nominating

Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates") for the Exchange Member Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders (the "Petition Deadline"), a written petition, which shall designate the candidate by name and office and shall be signed by Exchange Member Representatives representing ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Exchange Member Director positions to be filled. No Exchange Member, together with its Affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its Affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Exchange Member Director candidates and must be filed with the Company. The Company shall provide the form of questionnaire upon the request of any Exchange Member.

(e) If no valid petitions from Exchange Members are received by the Petition Deadline, the initial nominees approved and submitted by the Exchange Member Nominating Committee shall be nominated as Exchange Member Directors by the Nominating and Governance Committee. If one or more valid petitions from Exchange Members are received by the Petition Deadline, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Exchange Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Petition Date to confirm the nominees for Exchange Member Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual stockholders meeting to confirm the Exchange Members' selections of nominees for Exchange Member Directors.

(f) With respect to the election held to determine the final nomination of Exchange Member Directors, each Exchange Member shall have the right to cast one (1) vote for each available Exchange Member Director nomination; *provided*, however, that (i) any such vote must be cast for a person on the List of Candidates, and (ii) no Exchange Member, together with its Affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its Affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of an Exchange Member Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Exchange Member Director positions to be elected by stockholders.

(g) Each Designating Owner shall have the right to nominate an Owner Director. If a Designating Owner ceases to be a Designating Owner, then upon the happening of such event, the individual serving as an Owner Director nominated by such Designating Owner will no longer qualify to be an Owner Director, will cease being an Owner Director, and will be deemed to have automatically resigned. In addition, such Owner Director position on the Board shall immediately terminate. The stockholders of the Company will take all such actions required or necessary to effect this Section 4(g).

Section 5. Chairman of the Board

The Directors shall choose among themselves who will be the Chairman of the Board (the "Chairman"), who may also be the Chief Executive Officer. The Chairman shall preside at all meetings of the Board at which the Chairman is present; *provided*, however, that if the Chairman is the Chief Executive Officer or other member of management of the Company, he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than an Owner Director or Exchange Member Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Director position, other than an Owner Director or Exchange Member Director position, becomes available because of an increase in the number of Directors, the Nominating and Governance Committee shall nominate, and a majority of Directors then in office, though less than a quorum or a sole remaining Director, shall elect, a person satisfying the classification (Independent or At-Large Director) for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy; and *further provided*, that any vacancy resulting from removal from office by a vote of the stockholders for cause may be filled by a vote of the stockholders at the same meeting at which such removal occurs.

(b) Whenever any Exchange Member Director position becomes vacant prior to the election of a successor at the end of such Exchange Member Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Exchange Member Director position becomes available because of an increase in the number of Directors, the Exchange Member Nominating Committee shall nominate, and a majority of Directors then in office, though less than a quorum or a sole remaining Director, shall elect, a person satisfying the classification for the Exchange Member Director position to fill such vacancy until the expiration of the remaining term or to fill such newly-created Exchange Member Director position until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of an Exchange Member Director at the time of such Exchange Member Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy; and *further provided*, that any vacancy resulting from removal from office by a vote of the stockholders for cause may be filled by a vote of the stockholders at the same meeting at which such removal occurs.

(c) Subject to the terms of Article III, Section 4(g) and Section 2(d), whenever any Owner Director position becomes vacant prior to the election of a successor at the end of such Owner Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Owner Director position becomes available pursuant to Article III, Section 4(g), the Designating Owner that nominated an Owner Director for such vacant Owner Director position or that is entitled to nominate an Owner Director for such newly-created Owner Director position shall nominate, and a majority of the Directors then in office though less than a quorum or a sole remaining Director, shall elect, the individual nominated by such Designating Owner to fill such vacancy until the expiration of the remaining term or to fill such newly-created Owner Director position until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of an Owner Director at the time of such Owner Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of the applicable Designating Owner failing to nominate an Owner Director to fill such vacancy; and *further provided*, that any vacancy resulting from removal from office by a vote of the stockholders for cause may be filled by a vote of the stockholders at the same meeting at which such removal occurs.

Section 7. Removal and Resignation

(a) Any Director may be removed with or without cause by a majority vote of the stockholders; *provided*, however, that any Exchange Member Director may be removed only by a majority vote of the stockholders for cause, which shall include such Exchange Member Director's being subject to a statutory disqualification, and any Owner Director may be removed only by a majority vote of the stockholders acting or for cause, which shall include such Owner Director's being subject to a statutory disqualification. Upon the removal of an Owner Director, the Designating Owner that nominated such removed Owner Director shall have the right to nominate a replacement Owner Director pursuant to Article III, Section 6.

(b) Any Director may resign at any time either upon notice of resignation to the Chairman, the Chief Executive Officer or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting shall be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days notice to each Director by the Chairman or the Chief Executive Officer, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office, but in no event less than 1/3 of the total number of Directors, shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these Bylaws.

Section 13. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or electronic transmission is filed with the minutes of proceedings of the Board or the committee.

Section 14. Waiver of Notice

(a) Whenever notice is required to be given by applicable law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board or committee thereof need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 15. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees of the Board. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 16. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) To the fullest extent permitted by law, a Director or a member of any committee of the Board may not participate in the consideration or decision of any matter relating to a particular Exchange Member or other Person if such Director or committee member has a material interest in, or a professional, business or personal relationship with, that Exchange Member or Person, or if such participation shall create an appearance of impropriety. Exchange Member Directors shall not be deemed to be personally interested in the determination of matters that may affect the Exchange Members as a whole or certain groups of Exchange Members, and Exchange Member Directors shall not be prohibited from participating in such determinations in the normal course of conducting the Company's business.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because any such Director's or officer's votes are counted for such purpose, if: (i) the material facts pertaining to such Director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; (ii) the material facts as to the Director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board, a committee or the stockholders.

ARTICLE IV

Stockholders

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating and Governance Committee and Exchange Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise required by law, the Certificate of Incorporation or these Bylaws.

(b) The first annual meeting of stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the Chief Executive Officer, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise required by law, the Certificate of Incorporation or these Bylaws. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, at the principal place of business of the Company. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of applicable law or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

Any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, *provided* that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

ARTICLE V

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, an Executive Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board for a specific and limited purpose. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Board, after consultation with the Chairman, may designate, consistent with these Bylaws, the members of all committees of the Board, and the Board may, at any time, with or without cause, remove any member of a committee so appointed, after consultation with the Chairman. Each committee shall be comprised of at least three (3) members of the Board; *provided*, however, that except as set forth herein, every committee shall have at least a majority of Independent Directors. In designating members to committees of the Board, the Board is responsible for determining that any such committee meets the composition requirements set forth in this Article V. The Board, after consultation with the Chairman, may designate one or more Directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee. Except as otherwise set forth in these Bylaws, the Board, after consultation with the Chairman, may have non-voting observers attend committee meetings.

(b) A committee member shall be removed immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected, and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(c) Any vacancy occurring in a committee shall be filled by the Board, after consultation with the Chairman, for the remainder of the term, with the approval of the Board.

(d) Except as otherwise provided by these Bylaws or by the Board, members of a committee shall hold office for a one-year period.

Section 3. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by applicable law or these Bylaws.

Section 5. Specified Committees

(a) The Board, after consultation with the Chairman, shall designate the members of a Compensation Committee, which shall consist of three Independent Directors. The Compensation Committee shall consider and recommend compensation policies, programs and practices for officers and other employees of the Company and shall assist the Board in fulfilling its responsibilities to ensure the structures of compensation systems of the Exchange do not interfere with the Exchange's ability to fulfill its responsibilities as an SRO. The Board, after consultation with the Chairman, may designate non-voting observers who shall be permitted to attend and participate in committee meetings.

(b) The Board, after consultation with the Chairman, shall designate the members of an Audit Committee, which shall consist solely of Directors, including a majority of Independent Directors. An Independent Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) assist the Board in fulfilling its responsibilities to oversee the financial soundness and compliance resources and the effectiveness of financial and compliance control processes related to the operation of the Company; (ii) take appropriate actions to oversee overall corporate policy for quality activities and reporting of a SRO, sound business risk management practices and ethical behavior; (iii) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders, regulatory authorities and others; (iv) provide oversight over the systems of internal controls, technology and information integrity established by management and the Board and the Company's legal and compliance process; (v) select, evaluate and, where appropriate, replace any independent auditors retained by the Company to perform internal or other audit functions directly for the Company; (vi) oversee all activities of the Company's internal audit function, including management's responsiveness to internal audit recommendations and selecting and replacing and determining the compensation of the head of the Internal Audit Department (or if such position is outsourced, selecting and replacing and determining the compensation of the third party provider), in consultation with management; and (vii) oversee enterprise risk and technology operations, including security and business continuity measures. The Audit Committee shall have authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function. Nothing herein shall prohibit or be deemed to be in conflict with the ability of the Exchange to retain a third party to perform all or a portion of its audit function, provided that the Exchange shall supervise and have primary responsibility for any action undertaken by a third-party auditor retained to perform all or a portion of the Exchange's audit function.

(c) The Board, after consultation with the Chairman, shall designate the members of a Regulatory Oversight Committee, which shall consist solely of Independent Directors. The Regulatory Oversight Committee shall assist the Board in fulfilling its responsibilities to oversee the adequacy and effectiveness of the Exchange's regulatory and SRO responsibilities, including those responsibilities with regard to each of its facilities, as defined in Section 3(a)(2) of the Exchange Act; assess the Exchange's regulatory performance and assist the Board and committees of the Board in reviewing the regulatory plan; and oversee the overall effectiveness of the Exchange's performance of its regulatory functions.

(d) The Board, after consultation with the Chairman, shall appoint an Appeals Committee, which shall consist solely of two Independent Directors and one Exchange Member Director. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules.

(e) The Board, after consultation with the Chairman, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board and to facilitate coordination of Board processes. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

ARTICLE VI

Committees of the Exchange

Section 1. Election of Nominating and Governance Committee and Exchange Member Nominating Committee

The Nominating and Governance Committee and the Exchange Member Nominating Committee shall each be elected on an annual basis by a vote of the stockholders. Each of the Nominating and Governance Committee and Exchange Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating and Governance Committee or Exchange Member Nominating Committee, as applicable, such candidates to be voted on by the stockholders at the annual meeting of stockholders. Additional candidates for the Exchange Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating and Governance Committee

The Nominating and Governance Committee shall be responsible for (a) developing and recommending governance policies to the Board; (b) nominating candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board (other than Owner Director positions) and in making such nominations, ensuring that candidates meet the compositional requirements of Article III, Section 2(b); (c) nominating Director candidates and chairpersons to serve on committees of the Board; and (d) overseeing an annual self-evaluation of the independent Directors and each Board committee. The Nominating and Governance Committee shall also oversee the implementation and effectiveness of the Bylaws, committee charters, policies and other governance documents as needed; review and recommend best practices in corporate governance; and oversee an orientation for new Directors. The Nominating and Governance Committee shall consist solely of three Independent Directors, one of whom shall be in each class. The Nominating and Governance Committee shall have such other duties and may exercise such other authority as may be prescribed by resolution of the Board and the Charter of the Nominating and Governance Committee as adopted by resolution of the Board.

Section 3. Exchange Member Nominating Committee

The Exchange Member Nominating Committee shall nominate candidates for each Exchange Member Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws and all other vacant or new Exchange Member Director positions on the Board. Each member of the Exchange Member Nominating Committee shall qualify as an Exchange Member Director, except that such committee member is not required to be a Director. Upon request of the Secretary, any such prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification. The Secretary shall certify to the Board such prospective committee member's classification. Such committee member shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

ARTICLE VII

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer and a Chief Regulatory Officer, and such other officers (including a Secretary) as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the Chief Executive Officer and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman, the Chief Executive Officer or the Secretary, or a designee of the Board, if none such officers are then-appointed. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer may be the Chairman of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. Chief Regulatory Officer

The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination and enforcement functions and for administering any regulatory services agreements with another SRO to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 8. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board or the Chief Executive Officer.

ARTICLE VIII

Indemnification

Section 1. Indemnification of Directors, Officers, Employees And Other Agents

(a) *Right to Indemnification.* The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a "proceeding") by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 1(c) of this Article VIII, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board.

(b) *Prepayment of Expenses.* The Company shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, *provided*, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VIII or otherwise.

(c) *Claims.* If a claim for indemnification (following the final disposition of such proceeding) or advancement of expenses under this Article VIII is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(d) *Nonexclusivity of Rights.* To the fullest extent permitted by the Company's Certificate of Incorporation and the DGCL, the rights conferred on any Covered Person by this Article VIII shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents with respect to indemnification and advances, to the fullest extent permitted by the DGCL and the Company's Certificate of Incorporation.

(e) *Other Sources.* The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

(f) *Survival of Rights.* The rights conferred on any Covered Person shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) *Insurance.* The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(h) *Amendments.* Any modification or repeal of the provisions of this Article VIII shall not adversely affect any right or protection hereunder of any Covered Person in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to the time of such repeal or modification.

(i) *Other Indemnification and Advancement of Expenses.* This Article VIII shall not limit the right of the Company, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

(j) *Saving Clause.* If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Covered Person to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated or by any other applicable law.

(k) *Certain Definitions.* For purposes of this Article VIII, the following definitions shall apply:

(i) The term "expenses" shall be broadly construed and shall include court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(ii) The term the "Company" shall include, in addition to the resulting entity, any constituent entity (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent entity, or is or was serving at the request of such constituent entity as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving entity as he would have with respect to such constituent entity if its separate existence had continued.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member related to the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX

Amendments; Emergency Bylaws

Section 1. By the Stockholders or Board

These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board; *provided*, however, that the Board shall not be entitled to amend or repeal, or adopt any new Bylaws that contradict or are inconsistent with, any of the provisions of Article III that relate to Owner Directors; Article V, Section 1; and this Article IX, Section 1, and any of the defined terms set forth in Article I that are used therein or related thereto.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company that shall, notwithstanding any different provision of applicable law, the Certificate of Incorporation or these Bylaws, be operative during any emergency resulting from any attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such Person or Persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in, or operation of, the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system of any or all Persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the Person or Persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

ARTICLE X

Exchange Authorities

Section 1. Rules

The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated Persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions and operations of an Exchange Member or any other fitting sanction, and to impose appropriate sanctions applicable to Persons associated with Exchange Members, including censure, fine, suspension or barring a Person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions and operations of a Person associated with an Exchange Member or any other fitting sanction, for:

(i) a breach by an Exchange Member or a Person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a Person associated with an Exchange Member of any of the terms, conditions, covenants and provisions of the rules (as defined in Section 3(a)(27) of the Act) or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or Person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or Person's possession or control as directed pursuant to the rules (as defined in Section 3(a)(27) of the Act); (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or Person associated with an Exchange Member to adhere to any ruling, order, direction or decision of, or to pay any sanction, fine or costs imposed by, the Board or any Person to which the Board has delegated its powers.

Section 3. Exchange Member Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members and Persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments and other charges to be paid by Exchange Members and issuers and any other Persons using any facility or system that the Company operates or controls; *provided*, however, that such fees, dues, assessments and other charges shall be equitably allocated among Exchange Members and issuers and any other Persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties shall not be used for non-regulatory purposes or distributed to the stockholders, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

Miscellaneous Provisions

Section 1. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 2. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all Persons other than Directors and officers, employees, agents or advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Managers of Direct Edge Holdings who are not also members of the Board, Directors of Direct Edge who are not also members of the Board, or any officers, employees, agents or advisors of Direct Edge or Direct Edge Holdings who are not also officers, employees, agents or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 3. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including disciplinary matters, trading data, trading practices and audit information) and the information contained in those books and records shall be retained in confidence by the Company and the Directors, officers, employees, hearing officers, other agents and advisors of the Company, shall not be used by the Company for any non-regulatory purposes and shall not be made available to any Person (including any Exchange Member) other than to personnel of the Commission, and those Directors, officers, employees, hearing officers, other agents and advisors of the Company, to the extent necessary or appropriate to discharge properly the self-regulatory responsibilities of the Company.

Section 4. Dividends

Subject to any provisions of any applicable statute, other provisions of these Bylaws or the

Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 5. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 6. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate, or by the Chief Executive Officer, the Chief Regulatory Officer, the Secretary or such other officer or officers or person or persons as the Chief Executive Officer, the Chief Regulatory Officer or the Secretary may from time to time designate (collectively, the "Authorized Officers"). Except as otherwise provided by applicable law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any Authorized Officer, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments and papers required by any department of the United States government or by any state, county, municipal or other governmental authority may be executed in the name of the Company by any Authorized Officer of the Company.

Section 7. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 8. Notices

Unless otherwise provided in these Bylaws or the DGCL, any and all notices contemplated by these Bylaws shall be deemed adequately given if in writing and delivered in hand, or upon receipt when sent by telecopy or electronic "PDF" or similar transmission (receipt confirmed), or one (1) Business

Day after being sent, postage prepaid, by nationally recognized overnight courier (*e.g.,* Federal Express), or five (5) Business Days after being sent by certified or registered mail, return receipt requested, postage prepaid, to the party or parties for whom such notices are intended. Notices of special meetings of Directors shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose.

Section 9. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any Person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other Persons or circumstances shall not be affected.

Section 10. Stock Certificates; Uncertificated Shares

The shares of the Company may be represented by certificates, provided that the Board may provide by resolution that some or all of any or all classes or series of the Company's stock shall be uncertificated shares. Every holder of stock of the Company represented by certificates shall otherwise be entitled to have a certificate, in such form as may be prescribed by law and by the Board, representing the number of shares held by such holder registered in certificate form. Each such certificate (if any) shall be signed in a manner than complies with Section 158 of the DGCL.


DirectEdge

EDGA EXCHANGE, INC.

RULES OF EDGA EXCHANGE, INC.

(Updated: April 8, 2013)

TABLE OF CONTENTS

CHAPTER I. ADOPTION, INTERPRETATION AND APPLICATION OF RULES, AND DEFINITIONS

Rule 1.1. Adoption of Exchange Rules

The following Exchange Rules are adopted pursuant to Article III, Section 1 and Article X, Section 1 of the By-Laws of the Exchange.

Rule 1.2. Interpretation

Exchange Rules shall be interpreted in such a manner to comply with the rules and requirements of the Act and to effectuate the purposes and business of the Exchange, and to require that all practices in connection with the securities business be just, reasonable and not unfairly discriminatory.

Rule 1.3. Applicability

Exchange Rules shall apply to all Members and persons associated with a Member.

Rule 1.4. Effective Time

All Exchange Rules shall be effective when approved by the Commission in accordance with the Act and the rules and regulations thereunder, except for those Rules that are effective upon filing with the Commission in accordance with the Act and the rules thereunder and except as otherwise specified by the Exchange or provided elsewhere in these Rules.

Rule 1.5. Definitions

Unless the context otherwise requires, for all purposes of these Exchange Rules, terms used in Exchange Rules shall have the meaning assigned in Article I of the Exchange's By-Laws or as set forth below:

(a) Act

The term "Act" or "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(b) Adverse Action

The term "adverse action" shall mean any action taken by the Exchange which affects adversely the rights of any Member, applicant for membership, or any person associated with a Member (including the denial of membership and the barring of any person from becoming associated with a Member) and any prohibition or limitation by the Exchange imposed on any person with respect to access to services offered by the Exchange, or a Member thereof. This term does not include disciplinary actions for violations of any provision of the Act or the rules and regulations promulgated thereunder, or any provision of the By-Laws or Exchange Rules or any interpretation thereof or resolution or order of the Board or appropriate Exchange committee which has been filed with the Commission pursuant to Section 19(b) of the Act and has become effective thereunder. Review of disciplinary actions is provided for in Chapter VIII of the Exchange Rules.

(c) Authorized Trader

The term "Authorized Trader" or "AT" shall mean a person who may submit orders (or who supervises a routing engine that may automatically submit orders) to the Exchange's trading facilities on behalf of his or her Member or Sponsored Participant.

(d) EDGA Book

The term "EDGA Book" shall mean the System's electronic file of orders.

(e) Board and Board of Directors

The terms "Board" and "Board of Directors" shall mean the Board of Directors of the Exchange.

(f) Broker

The term "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(g) Commission

The term "Commission" shall mean the Securities and Exchange Commission.

(h) Dealer

The term "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) Designated Self-Regulatory Organization

The term "designated self-regulatory organization" shall mean a self-regulatory organization, other than the Exchange, designated by the Commission under Section 17(d) of the Act to enforce compliance by Members with Exchange Rules.

(j) Exchange

The term "Exchange" shall mean EDGA EXCHANGE, Inc., a registered national securities exchange.

(k) Industry Member

The term "Industry Member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and revenues for such services constitute 20 percent or more of the professional revenues received by such member or 20 percent or more of the gross revenues received by such member's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by such member or 20 percent or more of the gross revenues received by such member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Exchange or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(l) Market Maker

The term "Market Maker" shall mean a Member that acts as a Market Maker pursuant to Chapter XI.

(m) Market Maker Authorized Trader

The term "Market Maker Authorized Trader" or "MMAT" shall mean an authorized trader who performs market making activities pursuant to Chapter XI on behalf of a Market Maker.

(n) Member

The term "Member" shall mean any registered broker or dealer, or any person associated with a registered broker or dealer, that has been admitted to membership in the Exchange. A Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(o) NBB, NBO and NBBO

The term "NBB" shall mean the national best bid, the term "NBO" shall mean the national best offer, and the term "NBBO" shall mean the national best bid or offer.

(p) Person

The term "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(q) Person Associated with a Member

The terms "person associated with a Member" or "associated person of a Member" means any partner, officer, director, or branch manager of a Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Member, or any employee of such Member, except that any person associated with a Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Rules.

(r) Post-Closing Session

The term "Post-Closing Session" shall mean the time between 4:00 p.m. and 8:00 p.m. Eastern Time.

(s) Pre-Opening Session

The term "Pre-Opening Session" shall mean the time between 8:00 a.m. and 9:30 a.m. Eastern Time.

(t) Principal

The term "Principal" shall mean Persons associated with a member who are actively engaged in the management of the member's securities business, including supervision, solicitation, conduct of business or the training of persons associated with a Member for any of these functions. Such persons shall include sole proprietors, officers, partners, managers of business offices engaged in such functions, and directors of corporations.

(u) Protected NBB, Protected NBO and Protected NBBO

The term "Protected NBB" shall mean the national best bid that is a Protected Quotation, the term "Protected NBO" shall mean the national best offer that is a Protected Quotation, and the term "Protected NBBO" shall mean the national best bid or offer that is a Protected Quotation.

(v) Protected Bid, Protected Offer and Protected Quotation

The term "Protected Bid" or "Protected Offer" shall mean a bid or offer in a stock that is (i) displayed by an automated trading center; (ii) disseminated pursuant to an effective national market system plan; and (iii) an automated quotation that is the best bid or best offer of a national securities exchange or association. The term "Protected Quotation" shall mean a quotation that is a Protected Bid or Protected Offer.

(w) Qualified Clearing Agency

The term "Qualified Clearing Agency" means a clearing agency registered with the Commission pursuant to Section 17A of the Act that is deemed qualified by the Exchange.

(x) Registered Broker or Dealer

The term "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(y) Regular Trading Hours

The term "Regular Trading Hours" means the time between 9:30 a.m. and 4:00 p.m. Eastern Time.

(z) Sponsored Participant

The term "Sponsored Participant" shall mean a person which has entered into an arrangement with one or more Sponsoring Members whereby such person obtains authorized access to the System in accordance with Rule 11.3.

(aa) Sponsoring Member

The term "Sponsoring Member" shall mean a Member that is a registered broker-dealer and that has been designated by a Sponsored Participant to execute, clear and settle transactions resulting from the System. The Sponsoring Member shall be either (i) a clearing firm with membership in a clearing agency registered with the Commission that maintains facilities through which transactions may be cleared or (ii) a correspondent firm with a clearing arrangement with any such clearing firm.

(bb) Statutory Disqualification

The term "statutory disqualification" shall mean any statutory disqualification as defined in Section 3(a)(39) of the Act.

(cc) System

The term "System" shall mean the electronic communications and trading facility designated by the Board through which securities orders of Users are consolidated for ranking, execution and, when applicable, routing away.

(dd) Top of Book

The term "Top of Book" shall mean the best-ranked order to buy (or sell) in the EDGA Book as ranked pursuant to Rule 11.8.

(ee) User

The term "User" shall mean any Member or Sponsored Participant who is authorized to obtain access to the System pursuant to Rule 11.3.

(ff) UTP Security

The term "UTP Security" shall mean any security that is not listed on the Exchange but is traded on the Exchange pursuant to unlisted trading privileges.

(gg) The Plan

The term "the Plan" shall mean The National Market System Plan to Address Extraordinary Market Volatility. The terms Limit Price, Price Band, Upper Price Band and Lower Price Band, among others used in the Plan, shall have the definitions and meanings ascribed to them under the Plan.

[Adopted March 12, 2010; amended December 15, 2011 (SR-EDGA-2011-29); amended August 22, 2012 (SR-EDGA-2012-27); amended April 8, 2013 (SR-EDGA-2013-08)]

CHAPTER II. MEMBERS OF THE EXCHANGE

Rule 2.1. Rights, Privileges and Duties of Members
Unless otherwise provided in the Exchange Rules or the By-Laws of the Exchange, each Member shall have the rights, privileges and duties of any other Member.

Rule 2.2. Obligations of Members and the Exchange
In addition to all other obligations imposed by the Exchange in its By-Laws or the Exchange Rules, all Members, as a condition of effecting approved securities transactions on the Exchange's trading facilities, shall agree to be regulated by the Exchange and shall recognize that the Exchange is obligated to undertake to enforce compliance with the provisions of the Exchange Rules, its By-Laws, its interpretations and policies and with the provisions of the Act and regulations thereunder, and that, subject to orders and rules of the Commission, the Exchange is required to discipline Members and persons associated with Members for violations of the provisions of the Exchange Rules, its By-Laws, its interpretations and policies and the Act and regulations thereunder, by expulsion, suspension, limitation of activities, functions, and operations, fines, censure, being suspended or barred from being associated with a Member, or any other fitting sanction.

Rule 2.3. Member Eligibility & Registration
(a) Except as hereinafter provided, any broker or dealer registered pursuant to Section 15 of the Act, that is and remains a member of another registered national securities exchange or association, or any person associated with such a registered broker or dealer, shall be eligible to be and to remain a Member. Membership may be granted to a sole proprietor, partnership, corporation, limited liability company or other organization or individual that has been approved by the Exchange.

(b) Registration Requirements

Except as provided in paragraph (d), below, all Authorized Traders shall be registered with the Exchange. Before their registration can become effective, they shall pass the applicable qualification examination as determined by the Exchange. A Member shall not maintain a registration with the Exchange for any person: (1) who is not an Authorized Trader, or (2) where the sole purpose is to avoid the examination requirement prescribed below. A Member shall not make application for the registration of any Authorized Trader where there is no intent to employ such person in the Member's equities securities business.

Any Authorized Trader whose registration has been revoked or whose most recent registration has been terminated for a period of two (2) years or longer immediately preceding the date of receipt by the Exchange of a new application shall be required to pass a new qualification examination as determined by the Exchange.

(c) Registration of Principals

All Authorized Traders who are to function as Principals on the Exchange shall be registered as Principals with the Exchange. Before their registration can become effective, they shall pass the General Securities Principal Examination ("Series 24"). A Member shall not maintain a principal registration with the Exchange for any person: (1) who is no longer functioning as a Principal, or (2) where the sole purpose is to avoid the examination requirement prescribed below. A Member shall not make application for the registration of any person as Principal where there is no intent to employ such person in the Member's equities securities business. Any person whose registration has been revoked or whose most recent registration as a Principal has been terminated for a period of two years or longer immediately preceding the date of receipt by the Exchange of a new application shall be required to pass a new qualification examination for Principals as determined by the Exchange.

(1) Application for Principal Status

(A) An Authorized Trader whose duties are changed so as to require registration as a Principal shall be allowed a period of 90 calendar days following such change to pass the appropriate qualification examination for Principals as determined by the Exchange. Upon elevation, the Member shall submit to the Exchange an amended Uniform Application for Securities Industry Registration or Transfer ("Form U-4") and the applicable fees. In no event may a person function as a Principal beyond the initial 90 calendar day period following the change in his or her duties without having successfully passed the appropriate qualification examination.

(B) Any person not presently associated with a Member as an Authorized Trader seeking registration as a Principal shall submit the appropriate application for registration and any required registration and examination fees. Such person shall be allowed a period of 90 days after all applicable prerequisites are fulfilled to pass the appropriate qualification examination for Principals as determined by the Exchange. In no event may a person previously unregistered in any capacity applying for principal status function as a Principal until fully qualified.

(2) Requirement of Two Registered Principals for Members

Each Member, except a sole proprietorship or a proprietary trading firm, as defined in Interpretation .06 of Rule 2.5, with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm"), shall have at least two officers or partners who are registered as Principals with respect to the Member's equities securities business and, at a minimum, one such Principal shall be the Member's Chief Compliance Officer. This requirement applies to persons seeking admission as Members and existing Members.

Sole proprietorships and Limited Size Proprietary Firms shall register at least one Principal with the Exchange. In addition, the Exchange may waive the two Principal requirement in situations that indicate conclusively that only one Principal associated with the Member should be required.

(3) Chief Compliance Officer

Each Member shall designate a Chief Compliance Officer on Schedule A of Form BD. An Individual designated as a Chief Compliance Officer is required to register with the Exchange and pass the Series 24 exam.

(4) Financial/Operations Principal

Each member subject to Exchange Act Rule 15c3-1 shall designate a Financial/Operations Principal. The duties of the Financial/Operations Principal shall include taking appropriate actions to assure that the Member complies with applicable financial and operations requirements under the Exchange Rules and the Exchange Act, including but not limited to, those requirements relating to the submission of financial reports and the maintenance of books and records. Each Financial/Operations Principal is required to have successfully completed the Financial and Operations Principal Examination ("Series 27"). Each Financial/Operations Principal designated by the Member shall be registered in that capacity with the Exchange. A Financial/Operations Principal of a Member may be a full-time employee or independent contractor.

(d) Persons Exempt from Registration. The following persons associated with a Member are not required to be registered with the Exchange:

(1) persons associated with a Member whose functions are solely and exclusively clerical or ministerial;

(2) persons associated with a Member who are not actively engaged in the equities securities business; and

(3) persons associated with a Member that are not citizens, nationals, or residents of the United States or any of its territories or possessions and that will conduct all of their equities securities activities in areas outside the jurisdiction of the United States and will not engage in any equities securities activities with or for any citizen, national, or resident of the United States.

[Adopted March 12, 2010; amended October 27, 2010 (SR-EDGA-2010-16); amended February 1, 2012 (SR-EDGA-2012-04)]

Rule 2.4. Application Process and Waive-In

(a) Applicants for Exchange membership that are also simultaneously applying for membership with the Financial Industry Regulatory Authority ("FINRA") may file one application with FINRA in compliance with the FINRA Rule 1010 Series; however, the Exchange will not take action on the application for Exchange membership until the applicant is an active member of FINRA.

(b) For a temporary period beginning on the date the Exchange is approved by the SEC as a national securities exchange and ending 90 days after such date, an applicant that is an active member of FINRA or a registered national securities exchange and is a current or former subscriber to the electronic communications network operated by Direct Edge ECN LLC d/b/a DE Route shall have the option to:

(1) apply to become a Member, and

(2) apply to automatically register with Exchange all of its associated persons

(A) whose registrations are active at the time the Exchange is approved as a national securities exchange, and

(B) who are registered in categories recognized by the Exchange,

by submitting a waive-in application form as prescribed by the Exchange, including an agreement or agreements conforming with Rule 2.6(a)(1) through (a)(5). The Exchange may request additional documentation in addition to the waive-in application form in order to determine that a waive-in applicant meets the qualification standards set forth in Rule 2.5.

Rule 2.5. Restrictions
(a) No person may become a Member or continue as a Member in any capacity on the Exchange where:

(1) such person is other than a natural person and is not a registered broker or dealer;

(2) such person is a natural person who is not either a registered broker or dealer or associated with a registered broker or dealer;

(3) such person is subject to a statutory disqualification, except that a person may become a Member or continue as a Member where, pursuant to Rules 19d-1, 19d-2, 19d-3 and 19h-1 of the Act, the Commission has issued an order providing relief from such a disqualification and permitting such a person to become a Member; or

(4) such person is not a member of another registered national securities exchange or association.

(b) No natural person or registered broker or dealer shall be admitted as, or be entitled to continue as, a Member or an associated person of a Member, unless such natural person or broker or dealer meets the standards of training, experience and competence as the Exchange may prescribe. Each Member shall have the responsibility and duty to ascertain by investigation the good character, business repute, qualifications and experience of any person applying for registration with the Exchange as an associated person of such Member.

(c) No registered broker or dealer shall be admitted as, or be entitled to continue as, a Member if such broker or dealer:

(1) fails to comply with either the financial responsibility requirements established by Rule 15c3-1 under the Act, or such other financial responsibility and operational capability requirements as may be established by the Exchange Rules;

(2) fails to adhere to the Exchange Rules relating to the maintenance of books and records or those rules of other self-regulatory organizations of which such broker or dealer is or was a Member;

(3) fails to demonstrate to the Exchange adequate systems capability, capacity, integrity and security necessary to conduct business on the Exchange;

(4) does not clear transactions executed on the Exchange through a registered clearing agency using a continuous net settlement system;

(5) is subject to any unsatisfied liens, judgments or unsubordinated creditor claims of a material nature, which, in the absence of a reasonable explanation therefor, remain outstanding for more than six months;

(6) has been subject to any bankruptcy proceeding, receivership or arrangement for the benefit of creditors within the past three years; or

(7) has engaged in an established pattern of failure to pay just debts or has defaulted, without a reasonable explanation, on an obligation to a self-regulatory organization, or any member of a self-regulatory organization.

(d) No person shall be admitted as a Member or as an associated person of a Member where it appears that such person has engaged, and there is a reasonable likelihood that such person again may engage, in acts or practices inconsistent with just and equitable principles of trade.

(e) No person shall become an associated person of a Member unless such person agrees:

(1) to supply the Exchange with such information with respect to such person's relationships and dealings with the Member as may be specified by the Exchange;

(2) to permit examination of such person's books and records by the Exchange to verify the accuracy of any information so supplied; and

(3) to be regulated by the Exchange and to recognize that the Exchange is obligated to undertake to enforce compliance with the provisions of the Exchange Rules, the By-Laws, the interpretations and policies of the Exchange and the provisions of the Act and the regulations thereunder.

Interpretations and Policies

.01 The Exchange may require the successful completion of a written proficiency examination to enable it to examine and verify that prospective Members and associated persons of Members have adequate training, experience and competence to comply with the Exchange Rules and policies of the Exchange.

.02 If the Exchange requires the completion of such proficiency examinations, the Exchange may, in exceptional cases and where good cause is shown, waive such proficiency examinations as are required by the Exchange upon written request of the applicant and accept other standards as evidence of an applicant's qualifications. Advanced age, physical infirmity or experience in fields ancillary to the securities business will not individually of themselves constitute sufficient grounds to waive a proficiency examination.

.03 The Exchange requires the General Securities Representative Examination ("Series 7") or equivalent foreign examination module approved by the Exchange as defined in .05, below, in qualifying persons seeking registration as general securities representatives, including as Authorized Traders on behalf of Members; or the Exchange requires the Proprietary Traders Qualification Examination ("Series 56") as a limited representative registration for proprietary traders as defined in .06, below. The Exchange uses the Form U-4 as part of its procedure for registration and oversight of Member personnel.

(1) Except as provided below, every initial and transfer electronic Form U-4 filing and any amendments to the disclosure information on Form U-4 shall be based on a manually signed Form U-4 provided to the Member or applicant for membership by the person on whose behalf the Form U-4 is being filed. A Member may file electronically amendments to the disclosure information on Form U-4 without obtaining the subject associated person's manual signature on the form, provided that the Member shall use reasonable efforts to:
(A) provide the associated person with a copy of the amended disclosure information prior to filing; and
(B) obtain the associated person's written acknowledgment (which may be electronic) prior to filing that the information has been received and reviewed.

(2) In the event a member is not able to obtain an associated person's manual signature or written acknowledgement of amended disclosure information on Form U4 prior to filing of such information, the Member is obligated to file the disclosure information as to which it has knowledge. The Member shall use reasonable efforts to provide the associated person with a copy of the amended disclosure information that was filed.

(3) A Member may file electronically amendments to administrative data on Form U-4 without obtaining the subject associated person's signature on the form. The Member shall use reasonable efforts to provide the associated person with a copy of the amended administrative information that was filed.

(4) Initial filings and amendments of the Uniform Termination Notice for Securities Industry Registration ("Form U-5") Filings shall be submitted electronically.

.04 The Exchange requires the Regulatory Element of the Continuing Education Requirement for all persons engaged or to be engaged in the equities securities business of a Member who are to function as Principals or Authorized Traders of Members.

(1) Requirements

No Member shall permit any Authorized Trader or Principal to continue to, and no Authorized Trader or Principal shall continue to, perform his or her respective duties on behalf of such Member unless such person has complied with the requirements of this Interpretation .04. Each Authorized Trader or Principal shall complete the Regulatory Element of the Continuing Education requirement (the "Regulatory Element") on the occurrence of their second registration anniversary date and every three years thereafter, or as otherwise prescribed by the Exchange. On each occasion, the Regulatory Element must be completed within 120 days after the respective registration anniversary date. A person's initial registration date, also known as the "base date," shall establish the cycle of anniversary dates for purposes of this Rule. The content of the Regulatory Element shall be determined by the Exchange and shall be appropriate to either the registered representative or principal status of persons subject to this Interpretation.

(2) Failure to Complete

Unless otherwise determined by the Exchange, any Authorized Traders or Principals who have not completed the Regulatory Element within the prescribed time frames will have their registrations deemed inactive until such time as such requirements have been satisfied. Any person whose registration has been deemed inactive under this Interpretation shall cease all activities as an Authorized Trader or Principal and is prohibited from performing any duties and functioning in any capacity requiring registration. A registration that is inactive for a period of two years will be administratively terminated. A person whose registration is so terminated may reactivate the registration only by reapplying for registration and meeting the qualification requirements of the applicable provisions of these Rules. The Exchange may, upon application and a showing of good cause, allow for additional time for a registered person to satisfy the Regulatory Element.

(3) Disciplinary Actions

Unless otherwise determined by the Exchange, an Authorized Trader or Principal will be required to re-satisfy the Regulatory Element in the event such person:

(A) is subject to any statutory disqualification as defined in Section 3(a)(39) of the Act;

(B) is subject to suspension or to the imposition of a fine of $5,000 or more for violation of any provision of any securities law or regulation, or any agreement with or rule or standard of conduct of any securities governmental agency, securities self-regulatory organization, or as imposed by any such regulatory or self-regulatory organization in connection with a disciplinary proceeding; or

(C) is ordered as a sanction in a disciplinary action to retake the Regulatory Element by any securities governmental agency or self-regulatory organization.

The retaking of the Regulatory Element shall commence with participation within 120 days of the Authorized Trader or Principal becoming subject to the statutory disqualification, in the case of (A) above, or the disciplinary action becoming final, in the case of (B) and (C) above. The date of the disciplinary action shall be treated as such person's new base date with the Exchange.

(4) Reassociation in a Registered Capacity

Any Principal or Authorized Trader who has terminated association with a member and who has, within two years of the date of termination, become reassociated in a registered capacity with a Member shall satisfy the Regulatory Element at such intervals that may apply (second anniversary and every three years thereafter) based on the initial registration anniversary date rather than based on the date of reassociation in a registered capacity.

.05 The Exchange considers an "equivalent foreign examination module" to include:

(A) those requirements that enable a person to be authorized or approved to conduct business in accordance with the requirements of The Financial Services Authority and passing the Modified General Securities Representative Qualification Examination; or

(B) those requirements that enable a person to be registered and in good standing as a representative with any Canada stock exchange, or with a securities regulator of any Canadian Province or Territory, or with the Investment Dealers Association of Canada, and completion of the training course of the Canadian Securities Institute, and passing the Canada Module of the General Securities Registered Representative Examination.

.06 The Exchanges permits the Series 56 examination for proprietary traders that engage solely in proprietary trading on the Exchange, subject to the following conditions:

(1) For the purposes of this Rule, a Member shall be considered a proprietary trading firm if the Member has the following characteristics:

(A) The Member is not required by Section 15(b)(8) of the Exchange Act to become a FINRA member but is a member of another registered securities exchange not registered solely under Section 6(g) of the Exchange Act;

(B) All funds used or proposed to be used by the Member are the Member's own capital, traded through the Member's own accounts;

(C) The Member does not, and will not, have "customers," where customer shall not include a broker or dealer; and

(D) All Principals and Authorized Traders registered on behalf of the Member acting or to be acting in the capacity of a trader must be owners of, employees of, or contactors to the Member.

(2) For the purposes of this Rule, an Authorized Trader of a Member shall be considered a proprietary trader if:

(A) His/her activities in the investment banking or securities business are limited solely to proprietary trading;

(B) He/she passes the Series 56; and

(C) He/she is an associated person of a proprietary trading firm as defined in Interpretation .06(1) to Rule 2.5.

[Adopted March 12, 2010; amended October 27, 2010 (SR-EDGA-2010-16); amended February 1, 2012 (SR-EDGA-2012-04)]

Rule 2.6. Application Procedures for Membership or to become an Associated Person of a Member

(a) Applications for membership shall be made to the Exchange and shall contain the following:

(1) An agreement to abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board and penalties imposed by the Board, and any duly authorized committee; provided, however, that such agreement shall not be construed as a waiver by the applicant of any right to appeal as provided in the Act.

(2) An agreement to pay such dues, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) An agreement that the Exchange and its officers, employees and members of its Board and of any committee shall not be liable, except for willful malfeasance, to the applicant or to any other person, for any action taken by such director, officer or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board or any duly authorized committee.

(4) An agreement that, in cases where the applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the applicant against the Exchange or any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00); provided, however, that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals.

(5) An agreement to maintain and make available to the Exchange, its authorized employees and its Board or committee members such books and records as may be required to be maintained by the Commission or the Exchange Rules.

(6) Such other reasonable information with respect to the applicant as the Exchange may require.

(b) Applications for association with a Member shall be made on Form U-4 and such other forms as the Exchange may prescribe, and shall be delivered to the Exchange in such manner as designated by the Exchange.

(c) If the Exchange is satisfied that the applicant is qualified for membership pursuant to the provisions of this Chapter, the Exchange shall promptly notify, in writing, the applicant of such determination, and the applicant shall be a Member.

(d) If the Exchange is not satisfied that the applicant is qualified for membership pursuant to the provisions of this Chapter, the Exchange shall promptly notify the applicant of the grounds for denying the applicant. The Board on its own motion may reverse the determination that the applicant is not qualified for membership. If a majority of the Board specifically determines to reverse the determination to deny membership, the Board shall promptly notify Exchange staff, who shall promptly notify the applicant of the Board's decision and shall grant membership to the applicant. An applicant who has been denied membership may appeal such decision under Chapter X of the Exchange Rules governing adverse action.

(e) In considering applications for membership, the Exchange shall adhere to the following procedures:

(1) Where an application is granted, the Exchange shall promptly notify the applicant.

(2) The applicant shall be afforded an opportunity to be heard on the denial of membership pursuant to Chapter X of the Exchange Rules governing adverse action.

(f) Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to review and act upon applications for associated persons of a Member, the procedure set forth in this Chapter shall govern the processing of any such applications.

Rule 2.7. Revocation of Membership or Association with a Member
Members or associated persons of Members may effect approved equities securities transactions on the Exchange's trading facilities only so long as they possess all the qualifications set forth in the Exchange Rules. Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to monitor the continued qualifications of a Member or an associated person of a Member, when the Exchange has reason to believe that a Member or associated person of a Member fails to meet such qualifications, the Exchange may act to revoke such person's membership or association. Such action shall be instituted under, and governed by, Chapters VII and VIII of the Exchange Rules and may be appealed under Chapter X of the Exchange Rules governing adverse action. In connection with any revocation of rights as a Member or voluntary termination of rights as a Member pursuant to Rule 2.8, the Member's membership in the Exchange shall be cancelled.

Rule 2.8. Voluntary Termination of Rights as a Member
A Member may voluntarily terminate its rights as a Member only by a written resignation addressed to the Exchange's Secretary or another officer designated by the Exchange. Such resignation shall not take effect until 30 days after all of the following conditions have been satisfied: (i) receipt of such written resignation; (ii) all indebtedness due the Exchange shall have been paid in full; (iii) any Exchange investigation or disciplinary action brought against the Member has reached a final disposition; and (iv) any examination of such Member in process is completed and all exceptions noted have been reasonably resolved; provided, however, that the Board may declare a resignation effective at any time.

Rule 2.9. Dues, Assessments and Other Charges
The Exchange may prescribe such reasonable assessments, dues or other charges as it may, in its discretion, deem appropriate. Such assessments and charges shall be equitably allocated among Members, issuers and other persons using the Exchange's facilities.

Rule 2.10. Affiliation between Exchange and a Member
Without the prior approval of the Commission, the Exchange or any entity with which it is affiliated shall not, directly or indirectly, acquire or maintain an ownership interest in a Member. In addition, without the prior approval of the Commission, a Member shall not be or become an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange. The term affiliate shall have the meaning specified in Rule 12b-2 under the Act. Nothing in this Rule 2.10 shall prohibit a Member or its affiliate from acquiring or holding an equity interest in Direct Edge Holdings LLC that is permitted by the ownership and voting limitations contained in the Operating Agreement and By-Laws of Direct Edge Holdings LLC. In addition, nothing in this Rule 2.10 shall prohibit a Member from being or becoming an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange, solely by reason of such Member or any officer, director, manager, managing member, partner or affiliate of such Member being or becoming either (a) a Director (as such term is defined in the By-Laws of the Exchange) pursuant to the By-Laws of the Exchange, or (b) a Director serving on the Board of Directors of Direct Edge Holdings LLC. In addition, nothing in this Rule 2.10 shall prohibit the Exchange from being an affiliate of its routing broker/dealer Direct Edge ECN LLC d/b/a DE Route or of EDGX Exchange, Inc.

Rule 2.11. DE Route as Outbound Router
(a) For so long as Direct Edge ECN LLC d/b/a DE Route ("DE Route") is affiliated with the Exchange and is providing outbound routing of orders from the Exchange to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communications networks or other brokers or dealers (collectively, "Trading Centers") (such function of DE Route is referred to as the "Outbound Router"), each of the Exchange and DE Route shall undertake as follows:

(1) The Exchange will regulate the Outbound Router function of DE Route as a facility (as defined in Section 3(a)(2) of the Act), subject to Section 6 of the Act. In particular, and without limitation, under the Act, the Exchange will be responsible for filing with the Commission rule changes and fees relating to the DE Route Outbound Router function and DE Route will be subject to exchange non-discrimination requirements.

(2) FINRA, a self-regulatory organization unaffiliated with the Exchange or any of its affiliates, will carry out oversight and enforcement responsibilities as the designated examining authority designated by the Commission pursuant to Rule 17d-1 of the Act with the responsibility for examining DE Route for compliance with applicable financial responsibility rules.

(3) A Member's use of DE Route to route orders to another Trading Center will be optional. Any Member that does not want to use DE Route may use other routers to route orders to other Trading Centers.

(4) DE Route will not engage in any business other than (a) its Outbound Router function, (b) its Inbound Router function as described in Rule 2.12, (c) its usage of an error account in accordance with paragraph (a)(7), below, and (d) any other activities it may engage in as approved by the Commission.

(5) The Exchange shall establish and maintain procedures and internal controls reasonably designed to adequately restrict the flow of confidential and proprietary information between the Exchange and its facilities (including DE Route), and any other entity, including any affiliate of DE Route, and, if DE Route or any of its affiliates engages in any other business activities other than providing routing services to the Exchange, between the segment of DE Route or its affiliate that provides the other business activities and the routing services.

(6) The Exchange or DE Route may cancel orders as either deems to be necessary to maintain fair and orderly markets if and when systems, technical or operational issues occur at the Exchange, DE Route or a Trading Center. The Exchange or DE Route shall provide notice of the cancellation of orders to affected Members as soon as practicable.

(7) DE Route shall maintain an error account for the purpose of liquidating an error position when such position, in the judgment of the Exchange or DE Route subject to the factors described herein, cannot be fairly and practicably assigned to one or more Members in its entirety. An error position can be acquired if it results from a systems, technical or operational issue experienced by DE Route, by the Exchange or by a Trading Center to which DE Route directed an outbound order.

(A) For purposes of Rule 2.11(a)(7), an error position shall not include any position that results from an order submitted by a Member to the Exchange that is executed on the Exchange and automatically processed for clearance and settlement on a locked-in basis.

(B) Except as provided in Rule 2.11(a)(7)(C), DE Route shall not (i) accept any position in its error account from an account of a Member, or (ii) permit any Member to transfer any position from the Member's account to DE Route's error account.

(C) If a systems, technical or operational issue results in the Exchange not having valid clearing instructions for a Member's trade, DE Route may assume that Member's side of the trade so that the trade can be automatically processed for clearance and settlement on a locked-in basis.

(D) The Exchange or DE Route shall consider the following factors in determining whether an error position can be fairly and practicably assigned to one or more Members:

(i) Whether the Exchange or DE Route has accurate and sufficient information to assign the entire amount of an error position to all affected Members; and

(ii) Whether the Exchange or DE Route is able to evaluate available information in order to assign the entire amount of an error position to all affected Members by the first business day following the trade date on which the error position was established.

(E) When, as and if the Exchange or DE Route determines to acquire an error position into DE Route's error account, DE Route shall liquidate such error position as soon as practicable. In liquidating such error position, DE Route shall:

(i) Provide complete time and price discretion to a third-party broker-dealer to liquidate such error position, and DE Route shall not attempt to exercise any influence or control over the timing or method of trading to liquidate such position; and

(ii) Establish and implement written policies and procedures in accordance with Rule 2.11(a)(7) that are reasonably designed to restrict the flow of confidential and proprietary information associated with the liquidation of the error position between the Exchange and DE Route, on one hand, and the third-party broker-dealer, on the other.

(F) If the Exchange or DE Route determines, in its judgment subject to the factors described in subparagraph (a)(7)(D) hereof, that an error position can be fairly and practicably assigned to one or more Members in its entirety by the first business day following the trade date on which the error position was incurred, then the Exchange or DE Route will:

(i) Assign the entire amount of the error position to all affected Members; and

(ii) Make and keep records to document the rationale for the assignment to such Members. DE Route shall also make and keep records of the factors considered in determining to acquire an error position into the error account. Such determinations and assignments shall be made in a non-discriminatory fashion. In addition, DE Route shall make and keep records associated with the liquidation of the error position through a third-party broker-dealer.

(b) The books, records, premises, officers, agents, directors and employees of DE Route as a facility of the Exchange shall be deemed to be the books, records, premises, officers, agents, directors and employees of the Exchange for purposes of, and subject to oversight pursuant to, the Act. The books and records of DE Route as a facility of the Exchange shall be subject at all times to inspection and copying by the Exchange and the Commission. Nothing in these Rules shall preclude officers, agents, directors or employees of the Exchange from also serving as officers, agents, directors and employees of DE Route.

[Adopted March 12, 2010; amended May 17, 2012 (SR-EDGA-2012-09); amended October 25, 2012 (SR-EDGA-2012-43)]

Rule 2.12. DE Route as Inbound Router

(a) For so long as the Exchange is affiliated with EDGX Exchange, Inc., and Direct Edge ECN LLC d/b/a DE Route ("DE Route") in its capacity as a facility of the Exchange is utilized for the routing of orders from EDGX Exchange, Inc., to the Exchange, each of the Exchange and DE Route shall undertake as follows:

(1) The Exchange shall: (a) enter into a plan pursuant to Rule 17d-2 under the Exchange Act with a non-affiliated self-regulatory organization to relieve the Exchange of regulatory responsibilities for DE Route with respect to rules that are common rules between the Exchange and the SRO, and (b) enter into a regulatory services contract with a non-affiliated SRO to perform regulatory responsibilities for DE Route for unique Exchange rules.

(2) The regulatory services contract in paragraph 2.12(a)(1) shall require the Exchange to provide the non-affiliated self-regulatory organization with information, in an easily accessible manner, regarding all exception reports, alerts, complaints, trading errors, cancellations, investigations, and enforcement matters (collectively, "Exceptions") in which DE Route is identified as a participant that has potentially violated Exchange or SEC rules, and shall require that the non-affiliated self-regulatory organization provide a report to the Exchange quantifying all exception reports, alerts, complaints, trading errors, cancellations, investigations and enforcement matters on not less than a quarterly basis.

(3) The Exchange, on behalf of Direct Edge Holdings LLC, shall establish and maintain procedures and internal controls reasonably designed to ensure that DE Route does not develop or implement changes to its systems on the basis of nonpublic information obtained as a result of its affiliation with the Exchange until such information is available generally to similarly situated members of the Exchange in connection with the provision of inbound order routing to the Exchange.

(b) Provided the above conditions are complied with, and provided further that DE Route operates as an outbound router on behalf of EDGX Exchange, Inc., on the same terms and conditions as it does for the Exchange, and in accordance with the rules of EDGX Exchange, Inc., DE Route may provide inbound routing services to the Exchange from EDGX Exchange, Inc., for a Pilot Period ending June 30, 2013.

[Adopted March 12, 2010; amended April 20, 2011 (SR-EDGA-2011-13); amended April 22, 2012 (SR-EDGA-2012-10)]

CHAPTER III. RULES OF FAIR PRACTICE

Rule 3.1. Business Conduct of Members

A Member, in the conduct of its business, shall observe high standards of commercial honor and just and equitable principles of trade.

Rule 3.2. Violations Prohibited

No Member shall engage in conduct in violation of the Act, the rules or regulations thereunder, the By-Laws, Exchange Rules or any policy or written interpretation of the By-Laws or Exchange Rules by the Board or an appropriate Exchange committee. Every Member shall so supervise persons associated with the Member as to assure compliance with those requirements.

Rule 3.3. Use of Fraudulent Devices

No Member shall effect any transaction in, or induce the purchase or sale of, any security by means of any manipulative, deceptive or other fraudulent device or contrivance.

Rule 3.4. False Statements

No Member or applicant for membership, or person associated with a Member or applicant, shall make any false statements or misrepresentations in any application, report or other communication to the Exchange. No Member or person associated with a Member shall make any false statement or misrepresentation to any Exchange committee, officer, the Board or any designated self-regulatory organization in connection with any matter within the jurisdiction of the Exchange.

Rule 3.5. Advertising Practices

(a) No Member, directly or indirectly, in connection with the purchase or sale of any security that has listed or unlisted trading privileges on the Exchange, shall publish, circulate or distribute any advertisement, sales literature or market letter or make oral statements or presentations which the Member knows, or in the exercise of reasonable care should know, contain any untrue statement of material fact or which is otherwise false or misleading. Exaggerated or misleading statements or claims are prohibited.

(b) Advertisements, sales literature and market letters shall contain the name of the Member, the person or firm preparing the material, if other than the Member, and the date on which it was first published, circulated or distributed (except that in advertisements only the name of the Member need be stated).

(c) No cautionary statements or caveats, often called hedge clauses, may be used if they could mislead the reader or are inconsistent with the content of the material.

(d) Each item of advertising and sales literature and each market letter shall be approved by signature or initial, prior to use, by an officer, partner or other official the Member has designated to supervise all such matters.

(e) A separate file of all advertisements, sales literature and market letters, including the names of the persons who prepared them and/or approved their use, shall be maintained by the Member for a period of three years from the date of each use (for the first two years in a place readily accessible to examination or spot checks). Each Member shall file with the Exchange, or the designated self-regulatory organization for such Member, within five business days after initial use, each advertisement (i.e., any material for use in any newspaper or magazine or other public media or by radio, telephone, recording, motion picture or television, except tombstone advertisements), unless such advertisement may be published under the rules of another self-regulatory organization regulating the Member under the Act.

(f) Testimonial material based on experience with the Member or concerning any advice, analysis, report or other investment related service rendered by the Member must make clear that such testimony is not necessarily indicative of future performance or results obtained by others. Testimonials also shall state whether any compensation has been paid to the maker, directly or indirectly, and if the material implies special experience or expert opinion, the qualifications of the maker of the testimonial should be given.

(g) Any statement to the effect that a report or analysis or other service will be furnished free or without any charge shall not be made unless such report or analysis or other service actually is or will be furnished entirely free and without condition or obligation.

(h) No claim or implication may be made for research or other facilities beyond those which the Member actually possesses or has reasonable capacity to provide.

Rule 3.6. Fair Dealing with Customers
All Members have a fundamental responsibility for fair dealing with their customers. Practices which do not represent fair dealing include, but are not limited to, the following:

(a) Recommending speculative securities to customers without knowledge of or an attempt to obtain information concerning the customers' other securities holdings, their financial situation and other necessary data. This prohibition has particular application to high pressure telephonic sales campaigns;

(b) Excessive activity in customer accounts (churning or overtrading) in relation to the objectives and financial situation of the customer;

(c) Establishment of fictitious accounts in order to execute transactions which otherwise would be prohibited or which are contrary to the Member's policies.

(d) Causing the execution of transactions which are unauthorized by customers or the sending of confirmations in order to cause customers to accept transactions not actually agreed upon;

(e) Unauthorized use or borrowing of customer funds or securities; and

(f) Recommending the purchase of securities or the continuing purchase of securities in amounts which are inconsistent with the reasonable expectation that the customer has the financial ability to meet such a commitment.

Interpretations and Policies

.01 Members who handle customer orders on the Exchange shall establish and enforce objective standards to ensure queuing and executing of customer orders in a fair and equitable manner.

Rule 3.7. Recommendations to Customers

(a) In recommending to a customer the purchase, sale or exchange of any security, a Member shall have reasonable grounds for believing that the recommendation is suitable for such customer upon the basis of the facts disclosed by such customer, after reasonable inquiry by the Member, as to the customer's other securities holdings and as to the customer's financial situation and needs.

(b) A Member may use material referring to past recommendations if it sets forth all recommendations as to the same type, kind, grade or classification of securities made by the Member within the last year. Longer periods of years may be covered if they are consecutive and include the most recent year. Such material must also name each security recommended and give the date and nature of each recommendation (e.g., whether to buy or sell), the price at the time of the recommendation, the price at which, or the price within which, the recommendation was to be acted upon, and the fact that the period was one of generally falling or rising markets, if such was the case.

Interpretations and Policies

.01 Recommendations made in connection with products listed pursuant to Chapter XIV, if applicable, shall comply with the provisions of (a) above. No Member shall recommend to a customer a transaction in any such product unless the Member has a reasonable basis for believing at the time of making the recommendation that the customer has such knowledge and experience in financial matters that he may reasonably be expected to be capable of evaluating the risks of the recommended transaction and is financially able to bear the risks of the recommended position.

Rule 3.8. The Prompt Receipt and Delivery of Securities

(a) Purchases. No Member may accept a customer's purchase order for any security until it has first ascertained that the customer placing the order or its agent agrees to receive securities against payment in an amount equal to any execution, even though such an execution may represent the purchase of only a part of a larger order.

(b) Sales. No Member shall execute a sale order for any customer or for its own account in any security unless such sale complies with the applicable provisions of the Act, including Regulation SHO.

Rule 3.9. Charges for Services Performed

A Member's charges, if any, for services performed (including miscellaneous services such as collection of moneys due for principal, dividends or interest; exchange or transfer of securities; appraisals, safekeeping or custody of securities; and other services) shall be reasonable and not unfairly discriminatory among customers.

Rule 3.10. Use of Information

A Member who, in the capacity of payment agent, transfer agent, or any other similar capacity, or in any fiduciary capacity, has received information as to the ownership of securities shall not make use of such information for soliciting purchases, sales or exchanges except at the request, and on behalf, of the issuer.

Rule 3.11. Publication of Transactions and Quotations
No Member shall report to the Exchange or publish or cause to be published any transaction as a purchase or sale of any security unless such Member believes that such transaction was a bona fide purchase or sale of such security, and no Member shall purport to quote the bid or asked price for any security, unless such Member believes that such quotation represents a bona fide bid for, or offer of, such security.

Rule 3.12. Offers at Stated Prices
No Member shall make an offer to buy from or sell to any person any security at a stated price unless such Member is prepared to purchase or sell, as the case may be, at such price and under such conditions as are stated at the time of such offer to buy or sell.

Rule 3.13. Payments Involving Publications that Influence the Market Price of a Security
(a) Except as provided in paragraph (b), no Member shall directly or indirectly, give, permit to be given, or offer to give anything of value to any person for the purpose of influencing or rewarding the action of such person in connection with the publication or circulation in any electronic or other public media, including any investment service or similar publication, Web site, newspaper, magazine or other periodical, radio or television program of any matter that has, or is intended to have, an effect upon the market price of any security.

(b) The prohibitions in paragraph (a) shall not apply to compensation paid to a person in connection with the publication or circulation of:

(1) a communication that is clearly distinguishable as paid advertising;

(2) a communication that discloses the receipt of compensation and the amount thereof in accordance with Section 17(b) of the Securities Act; or

(3) a research report, as that term is defined in NASD Rule 2711.

FINRA is in the process of consolidating certain NASD rules into a new FINRA rulebook. If the provisions of NASD Rule 2711 are transferred into the FINRA rulebook, then Rule 2711 shall be construed to require Exchange members to comply with FINRA rule corresponding to NASD Rule 2711 (regardless of whether such rule is renumbered or amended) as if such rule were part of the Rules of the Exchange.

[Adopted March 12, 2010; amended August 3, 2010 (SR-EDGA-2010-11)]

Rule 3.14. Disclosure on Confirmations
A Member, at or before the completion of each transaction with a customer, shall give or send to such customer such written notification or confirmation of the transaction as is required by Commission Rule 10b-10.

Rule 3.15. Disclosure of Control
A Member controlled by, controlling, or under common control with, the issuer of any security, shall disclose to a customer the existence of such control before entering into any contract with or for such customer for the purchase or sale or such security, and if such disclosure is not made in writing, it shall be supplemented by the giving or sending of a written disclosure to the customer at or before completion of the transaction.

Rule 3.16. Discretionary Accounts
(a) No Member shall effect any purchase or sale transactions with, or for, any customer's account in respect of which such Member is vested with any discretionary power if such transactions are excessive in size or frequency in view of the financial resources and character of such account.

(b) No Member shall exercise any discretionary power in a customer's account unless such customer has given prior written authorization and the account has been accepted by the Member, as evidenced in writing by a person duly designated by the Member.

(c) The Member shall approve promptly in writing each discretionary order entered and shall review all discretionary accounts at frequent intervals in order to detect and prevent transactions which are excessive in size or frequency in view of the financial resources and character of the account. The Member shall designate a partner, officer or manager in each office, including the main office, to carry out the approval and review procedures.

(d) This Rule shall not apply to an order by a customer for the purchase or sale of a definite amount of a specified security which order gives the Member discretion only over the time and price of execution.

Rule 3.17. Customer's Securities or Funds
No Member shall make improper use of a customer's securities or funds.

Rule 3.18. Prohibition Against Guarantees
No Member shall guarantee, directly or indirectly, a customer against loss in any securities account of such customer carried by the Member or in any securities transaction effected by the Member with or for such customer.

Rule 3.19. Sharing in Accounts; Extent Permissible
No Member shall share, directly or indirectly, in the profits or losses in any account of a customer carried by the Member or any other Member, unless authorized by the customer or Member carrying the account; and a Member shall share in the profits or losses in any account of such customer only in direct proportion to the financial contributions made to such account by the Member. Accounts of the immediate family of any person employed by or under the control of a Member shall be exempt from this direct proportionate share limitation. For purposes of this Rule, the term "immediate family" shall include parents, mother-in-law, father-in-law, husband or wife, children or any other relative to whose support the person employed by or under the control of a Member contributes directly or indirectly.

Rule 3.20. Installment or Partial Payment Sales
(a) No Member shall take or carry any account or make a transaction for any customer under any arrangement which contemplates or provides for the purchase of any security for the account of the customer, or for the sale of any security to the customer, where payment for the security is to be made to the Member by the customer over a period of time in installments or by a series or partial payments, unless:

(1) in the event such Member acts as an agent or broker in such transaction, the Member promptly shall make an actual purchase of the security for the account of the customer, take possession or control of such security and maintain possession or control thereof so long as the Member remains under an obligation to deliver the security to the customer;

(2) in the event such Member acts as a Principal in such transaction, the Member shall own, at the time of such transaction, such security and shall maintain possession or control thereof so long as he remains under an obligation to deliver the security to the customer; and

(3) if applicable to such Member, the provisions of Regulation T of the Federal Reserve Board shall be satisfied.

(b) No Member, whether acting as Principal or agent, shall make, in connection with any transaction referred to in this Rule, any agreement with his customer under which such Member shall be allowed to pledge or hypothecate any security involved in such transaction in contravention of Commission Rules 8c-1 and 15c3-3.

Rule 3.21. Customer Disclosures
No Member may accept an order from a customer for execution in the Pre-Opening or Post-Closing Trading Session without disclosing to such customer that extended hours trading involves material trading risks, including the possibility of lower liquidity, high volatility, changing prices, unlinked markets, an exaggerated effect from news announcements, wider spreads and any other relevant risk. The absence of an updated underlying index value or intraday indicative value is an additional trading risk in extended hours for UTP Derivative Securities (as defined in Rule 14.1(c)). The disclosures required pursuant to this Rule may take the following form or such other form as provides substantially similar information:

(a) *Risk of Lower Liquidity.* Liquidity refers to the ability of market participants to buy and sell securities. Generally, the more orders that are available in a market, the greater the liquidity. Liquidity is important because with greater liquidity it is easier for investors to buy or sell securities, and as a result, investors are more likely to pay or receive a competitive price for securities purchased or sold. There may be lower liquidity in extended hours trading as compared to regular market hours. As a result, your order may only be partially executed, or not at all.

(b) *Risk of Higher Volatility.* Volatility refers to the changes in price that securities undergo when trading. Generally, the higher the volatility of a security, the greater its price swings. There may be greater volatility in extended hours trading than in regular market hours. As a result, your order may only be partially executed, or not at all, or you may receive an inferior price in extended hours trading than you would during regular market hours.

(c) *Risk of Changing Prices*. The prices of securities traded in extended hours trading may not reflect the prices either at the end of regular market hours, or upon the opening of the next morning. As a result, you may receive an inferior price in extended hours trading than you would during regular market hours.

(d) *Risk of Unlinked Markets*. Depending on the extended hours trading system or the time of day, the prices displayed on a particular extended hours system may not reflect the prices in other concurrently operating extended hours trading systems dealing in the same securities. Accordingly, you may receive an inferior price in one extended hours trading system than you would in another extended hours trading system.

(e) *Risk of News Announcements*. Normally, issuers make news announcements that may affect the price of their securities after regular market hours. Similarly, important financial information is frequently announced outside of regular market hours. In extended hours trading, these announcements may occur during trading, and if combined with lower liquidity and higher volatility, may cause an exaggerated and unsustainable effect on the price of a security.

(f) *Risk of Wider Spreads*. The spread refers to the difference in price between what you can buy a security for and what you can sell it for. Lower liquidity and higher volatility in extended hours trading may result in wider than normal spreads for a particular security.

(g) *Risk of Lack of Calculation or Dissemination of Underlying Index Value or Intraday Indicative Value ("IIV")*. For certain derivative securities products, an updated underlying index value or IIV may not be calculated or publicly disseminated in extended trading hours. Since the underlying index value and IIV are not calculated or widely disseminated during extended hours trading sessions, an investor who is unable to calculate implied values for certain derivative securities products in those sessions may be at a disadvantage to market professionals.

Rule 3.22 Proxy Voting

(a) No Member shall give a proxy to vote stock that is registered in its name, unless: (i) such Member is the beneficial owner of such stock; (ii) pursuant to the written instructions of the beneficial owner; or (iii) pursuant to the rules of any national securities exchange or association of which it is a member provided that the records of the Member clearly indicate the procedure it is following.

(b) Notwithstanding the foregoing, a Member that is not the beneficial owner of a security registered under Section 12 of the Exchange Act is prohibited from granting a proxy to vote the security in connection with a shareholder vote on the election of a member of the board of directors of an issuer (except for a vote with respect to uncontested election of a member of the board of directors of any investment company registered under the Investment Company Act of

1940), executive compensation, or any other significant matter, as determined by the SEC, by rule, unless the beneficial owner of the security has instructed the Member to vote the proxy in accordance with the voting instructions of the beneficial owner.

[Adopted March 12, 2010; amended April 5, 2011 (SR-EDGA-2011-08]

Rule 3.23 Reserved

Rule 3.24 Reserved

Rule 3.25 Reserved

Rule 3.26 Telemarketing

(a) Telemarketing Restrictions

No Member or associated person of a Member shall make an outbound telephone call to:

(1) any person's residence at any time other than between 8 a.m. and 9 p.m. local time at the called person's location;

(2) any person that previously has stated that he or she does not wish to receive any outbound telephone calls made by or on behalf of the Member; or

(3) any person who has registered his or her telephone number on the Federal Trade Commission's national do-not-call registry.

(b) Caller Disclosures

No Member or associated person of a Member shall make an outbound telephone call to any person without disclosing truthfully, promptly and in a clear and conspicuous manner to the called person the following information:

(1) the identity of the caller and the Member;

(2) the telephone number or address at which the caller may be contacted; and

(3) that the purpose of the call is to solicit the purchase of securities or related services.

The telephone number provided may not be a 900 number or any other number for which charges exceed local or long-distance transmission charges.

(c) Exceptions

The prohibition of paragraph(s) (a)(1) does not apply to outbound telephone calls by a Member or an associated person of a Member if:

(1) the Member has received that person's express prior consent;

(2) the Member has an established business relationship with the person; or

(3) the person called is a broker or dealer.

(d) Member's Firm-Specific Do-Not-Call List

(1) Each Member shall make and maintain a centralized list of persons who have informed the Member or an associated person of a Member that they do not wish to receive outbound telephone calls.

(2) Prior to engaging in telemarketing, a Member must institute procedures to comply with paragraphs (a) and (b). Such procedures must meet the following minimum standards:

(A) Written policy. Members must have a written policy for maintaining the do-not-call list described under paragraph (d)(1).

(B) Training of personnel engaged in telemarketing. Personnel engaged in any aspect of telemarketing must be informed and trained in the existence and use of the do-not-call list.

(C) Recording, disclosure of do-not-call requests. If a Member receives a request from a person not to receive calls from that Member, the Member must record the request and place the person's name, if provided, and telephone number on the Member's firm-specific do-not-call list at the time the request is made. Members must honor a person's do-not-call request within a reasonable time from the date such request is made. This period may not exceed 30 days from the date of such request. If such requests are recorded or maintained by a party other than the Member on whose behalf the outbound telephone call is made, the Member on whose behalf the outbound telephone call is made will be liable for any failures to honor the do-not-call request.

(D) Identification of telemarketers. A Member or associated person of a Member making an outbound telephone call must make the caller disclosures set forth in paragraph (b).

(E) Affiliated persons or entities. In the absence of a specific request by the person to the contrary, a person's do-not-call request shall apply to the Member making the call, and shall not apply to affiliated entities unless the consumer reasonably would expect them to be included given the identification of the caller and the product being advertised.

(F) Maintenance of do-not-call lists. A Member making outbound telephone calls must maintain a record of a person's request not to receive further calls.

(e) Do-Not-Call Safe Harbors

(1) A Member or associated person of a Member making outbound telephone calls will not be liable for violating paragraph (a)(3) if:

(A) the Member has an established business relationship with the called person. A person's request to be placed on the Member's firm-specific do-not-call list terminates the established business relationship exception to the national do-not-call registry provision for that Member even if the person continues to do business with the Member;

(B) the Member has obtained the person's prior express written consent. Such consent must be clearly evidenced by a signed, written agreement (which may be obtained electronically under the E-Sign Act) between the person and the Member, which states that the person agrees to be contacted by the Member and includes the telephone number to which the calls may be placed; or

(C) the Member or associated person of a Member making the call has a personal relationship with the called person.

(2) A Member or associated person of a Member making outbound telephone calls will not be liable for violating paragraph (a)(3) if the Member or associated person of a Member demonstrates that the violation is the result of an error and that as part of the Member's routine business practice:

(A) the Member has established and implemented written procedures to comply with paragraphs (a) and (b);

(B) the Member has trained its personnel, and any entity assisting in its compliance, in the procedures established pursuant to paragraph (e)(2)(A);

(C) the Member has maintained and recorded a list of telephone numbers that it may not contact in compliance with paragraph (d); and

(D) the Member uses a process to prevent outbound telephone calls to any telephone number on the Member's firm-specific do-not-call list or the national do-not-call registry, employing a version of the national do-not-call registry obtained from the Federal Trade Commission no more than 31 days prior to the date any call is made, and maintains records documenting this process.

(f) Wireless Communications

The provisions set forth in this Rule are applicable to Members and associated persons of Members making outbound telephone calls to wireless telephone numbers.

(g) Outsourcing Telemarketing

If a Member uses another appropriately registered or licensed entity or person to perform telemarketing services on its behalf, the Member remains responsible for ensuring compliance with all provisions contained in this Rule.

(h) Billing Information

For any telemarketing transaction, no Member or associated person of a Member shall cause billing information to be submitted for payment, directly or indirectly, without the express informed consent of the customer. Each Member or associated person of a Member must obtain the express informed consent of the person to be charged and to be charged using the identified account.

In any telemarketing transaction involving preacquired account information, the following requirements must be met to evidence express informed consent:

(1) In any telemarketing transaction involving preacquired account information and a free-to-pay conversion feature, the Member or associated person of a Member must:

(A) obtain from the customer, at a minimum, the last four digits of the account number to be charged;

(B) obtain from the customer an express agreement to be charged and to be charged using the account number pursuant to paragraph (h)(1)(A); and

(C) make and maintain an audio recording of the entire telemarketing transaction.

(2) In any other telemarketing transaction involving preacquired account information not described in paragraph (h)(1), the Member or associated person of a Member must:

(A) identify the account to be charged with sufficient specificity for the customer to understand what account will be charged; and

(B) obtain from the customer an express agreement to be charged and to be charged using the account number identified pursuant to paragraph (h)(2)(A).

(i) Caller Identification Information

(1) Any Member that engages in telemarketing must transmit or cause to be transmitted the telephone number and, when made available by the Member's telephone carrier, the name of the Member to any caller identification service in use by a recipient of an outbound telephone call.

(2) The telephone number so provided must permit any person to make a do-not-call request during regular business hours.

(3) Any Member that engages in telemarketing is prohibited from blocking the transmission of caller identification information.

(j) Unencrypted Consumer Account Numbers

No Member or associated person of a Member shall disclose or receive, for consideration, unencrypted consumer account numbers for use in telemarketing. The term "unencrypted" means not only complete, visible account numbers, whether provided in lists or singly, but also encrypted information with a key to its decryption. This paragraph will not apply to the disclosure or receipt of a customer's billing information to process pursuant to a telemarketing transaction.

(k) Abandoned Calls

(1) No Member or associated person of a Member shall "abandon" any outbound telephone call. An outbound telephone call is "abandoned" if a called person answers it and the call is not connected to a Member or associated person of a Member within two seconds of the called person's completed greeting.

(2) A Member or associated person of a Member shall not be liable for violating paragraph (k)(1) if:

(A) the Member or associated person of a Member employs technology that ensures abandonment of no more than three percent of all outbound telephone calls answered by a person, measured over the duration of a single calling campaign, if less than 30 days, or separately over each successive 30-day period or portion thereof that the campaign continues;

(B) the Member or associated person of a Member, for each outbound telephone call placed, allows the telephone to ring for at least 15 seconds or 4 rings before disconnecting an unanswered call;

(C) whenever a Member or associated person of a Member is not available to speak with the person answering the outbound telephone call within two seconds after the person's completed greeting, the Member or associated person of a Member promptly plays a prerecorded message that states the name and telephone number of the Member or associated person of a Member on whose behalf the call was placed; and

(D) the Member or associated person of a Member retains records establishing compliance with paragraph (k)(2).

(l) Prerecorded Messages

(1) No Member or associated person of a Member shall initiate any outbound telephone call that delivers a prerecorded message, other than a prerecorded message permitted for compliance with the call abandonment safe harbor in paragraph (k)(2)(C), unless:

(A) the Member has obtained from the called person an express agreement, in writing, that:

(i) the Member obtained only after a clear and conspicuous disclosure that the purpose of the agreement is to authorize the Member to place prerecorded calls to such person;

(ii) the Member obtained without requiring, directly or indirectly, that the agreement be executed as a condition of purchasing any good or service;

(iii) evidences the willingness of the called person to receive calls that deliver prerecorded messages by or on behalf of the Member; and

(iv) includes such person's telephone number and signature (which may be obtained electronically under the E-Sign Act);

(B) the Member allows the telephone to ring for at least 15 seconds or four rings before disconnecting an unanswered call and, within two seconds after the completed greeting of the called person, plays a prerecorded message that promptly provides the disclosures in paragraph (b), followed immediately by a disclosure of one or both of the following:

(i) in the case of a call that could be answered in person, that the called person can use an automated interactive voice and/or keypress-activated opt-out mechanism to assert a firm-specific do-not-call request pursuant to the Member's procedures instituted under paragraph (d)(2)(C) at any time during the message. The mechanism must automatically add the number called to the Member's firm-specific do-not-call list; once invoked, immediately disconnect the call; and be available for use at any time during the message; and

(ii) in the case of a call that could be answered by an answering machine or voicemail service, that the call recipient can use a toll-free telephone number to assert a firm-specific do-not-call request pursuant to the Member's procedures instituted under paragraph (d)(2)(C). The number provided must connect directly to an automated interactive voice or keypress-activated opt-out mechanism that automatically adds the number called to the Member's firm-specific do-not-call list; immediately thereafter disconnects the call; and is accessible at any time throughout the duration of the telemarketing campaign; and

(C) the Member complies with all other requirements of this Rule and other applicable federal and state laws.

(2) Any call that complies with all applicable requirements of paragraph (l) shall not be deemed to violate paragraph (k).

(m) Credit Card Laundering

Except as expressly permitted by the applicable credit card system, no Member or associated person of a Member shall:

(1) present to or deposit into the credit card system for payment a credit card sales draft generated by a telemarketing transaction that is not the result of a telemarketing credit card transaction between the cardholder and the Member;

(2) employ, solicit, or otherwise cause a merchant, or an employee, representative or agent of the merchant, to present to or to deposit into the credit card system for payment a credit card sales draft generated by a telemarketing transaction that is not the result of a telemarketing credit card transaction between the cardholder and the merchant; or

(3) obtain access to the credit card system through the use of a business relationship or an affiliation with a merchant, when such access is not authorized by the merchant agreement or the applicable credit card system.

(n) Definitions

For purposes of this Rule:

(1) The term "account activity" includes, but is not limited to, purchases, sales, interest credits or debits, charges or credits, dividend payments, transfer activity, securities receipts or deliveries, and/or journal entries relating to securities or funds in the possession or control of the Member.

(2) The term "acquirer" means a business organization, financial institution, or an agent of a business organization or financial institution that has authority from an organization that operates or licenses a credit card system to authorize merchants to accept, transmit, or process payment by credit card through the credit card system for money, goods or services, or anything else of value.

(3) The term "billing information" means any data that enables any person to access a customer's or donor's account, such as a credit or debit card number, a brokerage, checking, or savings account number, or a mortgage loan account number. A "donor" means any person solicited to make a charitable contribution. A "charitable contribution" means any donation or gift of money or any other thing of value, for example a transfer to a pooled income fund.

(4) The term "broker-dealer of record" refers to the broker or dealer identified on a customer's account application for accounts held directly at a mutual fund or variable insurance product issuer.

(5) The term "caller identification service" means a service that allows a telephone subscriber to have the telephone number and, where available, name of the calling party transmitted contemporaneously with the telephone call, and displayed on a device in or connected to the subscriber's telephone.

(6) The term "cardholder" means a person to whom a credit card is issued or who is authorized to use a credit card on behalf of or in addition to the person to whom the credit card is issued.

(7) The term "credit" means the right granted by a creditor to a debtor to defer payment of debt or to incur debt and defer its payment.

(8) The term "credit card" means any card, plate, coupon book, or other credit device existing for the purpose of obtaining money, property, labor, or services on credit.

(9) The term "credit card sales draft" means any record or evidence of a credit card transaction.

(10) The term "credit card system" means any method or procedure used to process credit card transactions involving credit cards issued or licensed by the operator of that system.

(11) The term "customer" means any person who is or may be required to pay for goods or services through telemarketing.

(12) The term "established business relationship" means a relationship between a Member and a person if:

(A) the person has made a financial transaction or has a security position, a money balance, or account activity with the Member or at a clearing firm that provides clearing services to such Member within the 18 months immediately preceding the date of an outbound telephone call;

(B) the Member is the broker-dealer of record for an account of the person within the 18 months immediately preceding the date of an outbound telephone call; or

(C) the person has contacted the Member to inquire about a product or service offered by the Member within the three months immediately preceding the date of an outbound telephone call.

A person's established business relationship with a Member does not extend to the Member's affiliated entities unless the person would reasonably expect them to be included. Similarly, a person's established business relationship with a Member's affiliate does not extend to the Member unless the person would reasonably expect the Member to be included.

(13) The term "free-to-pay conversion" means, in an offer or agreement to sell or provide any goods or services, a provision under which a customer receives a product or service for free for an initial period and will incur an obligation to pay for the product or service if he or she does not take affirmative action to cancel before the end of that period.

(14) The term "merchant" means a person who is authorized under a written contract with an acquirer to honor or accept credit cards, or to transmit or process for payment credit card payments, for the purchase of goods or services or a charitable contribution.

(15) The term "merchant agreement" means a written contract between a merchant and an acquirer to honor or accept credit cards, or to transmit or process for payment credit card payments, for the purchase of goods or services or a charitable contribution.

(16) The term "outbound telephone call" means a telephone call initiated by a telemarketer to induce the purchase of goods or services or to solicit a charitable contribution from a donor.

(17) The term "person" means any individual, group, unincorporated association, limited or general partnership, corporation, or other business entity.

(18) The term "personal relationship" means any family member, friend, or acquaintance of the person making an outbound telephone call.

(19) The term "preacquired account information" means any information that enables a Member or associated person of a Member to cause a charge to be placed against a customer's or donor's account without obtaining the account number directly from the customer or donor during the telemarketing transaction pursuant to which the account will be charged.

(20) The term "telemarketer" means any person who, in connection with telemarketing, initiates or receives telephone calls to or from a customer or donor.

(21) The term "telemarketing" means consisting of or relating to a plan, program, or campaign involving at least one outbound telephone call, for example cold-calling. The term does not include the solicitation of sales through the mailing of written marketing materials, when the person making the solicitation does not solicit customers by telephone but only receives calls initiated by customers in response to the marketing materials and during those calls takes orders only without further solicitation. For purposes of the previous sentence, the term "further solicitation" does not include providing the customer with information about, or attempting to sell, anything promoted in the same marketing materials that prompted the customer's call.

Interpretations and Policies

.01 Members and associated persons of Members that engage in telemarketing also are subject to the requirements of relevant state and federal laws and rules, including but not limited to the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Telephone Consumer Protection Act, and the rules of the Federal Communications Commission ("FCC") relating to telemarketing practices and the rights of telephone consumers.

.02 It is considered conduct inconsistent with just and equitable principles of trade and a violation of Exchange Rule 3.1 for any Member or associated person of a Member to: (1) call a person repeatedly or continuously in a manner likely to annoy or be offensive; or (2) use threats, intimidation, or profane or obscene language in calling any person.

[Adopted June 29, 2012 (SR-EDGA-2012-16)]

CHAPTER IV. BOOKS AND RECORDS

Rule 4.1. Requirements

Each Member shall make and keep books, accounts, records, memoranda and correspondence in conformity with Section 17 of the Act and the rules thereunder, with all other applicable laws and the rules, regulations and statements of policy promulgated thereunder, and with Exchange Rules.

Rule 4.2. Furnishing of Records

Every Member shall furnish to the Exchange, upon request and in a time and manner required by the Exchange, current copies of any financial information filed with the Commission, as well as any records, files, or financial information pertaining to transactions executed on or through the Exchange. Further, the Exchange shall be allowed access, at any time, to the books and records of the Member in order to obtain or verify information related to transactions executed on or through the Exchange or activities relating to the Exchange.

Interpretations and Policies

.01 Consistent with the responsibility of the Exchange and the Commission to provide for timely regulatory investigations, the Exchange has adopted the following general time parameters within which Members are required to respond to Exchange requests for trading data:

1st Request .... 10 business days
2nd Request .... 5 business days
3rd Request .... 5 business days

The third request letter will be sent to the Member's compliance officer and/or senior officer. Notwithstanding the parameters listed above, the Exchange reserves the right, in its sole discretion, to require information to be provided more quickly than described above.

.02 Regulatory Data Submission Requirement. Members shall submit to the Exchange such Exchange-related order, market and transaction data as the Exchange by Regulatory Circular may specify, in such form and on such schedule as the Exchange may require.

Rule 4.3. Record of Written Complaints

(a) Each Member shall keep and preserve for a period of not less than five years a file of all written complaints of customers and action taken by the Member in respect thereof, if any. Further, for the first two years of the five-year period, the Member shall keep such file in a place readily accessible to examination or spot checks.

(b) A "complaint" shall mean any written statement of a customer or any person acting on behalf of a customer alleging a grievance involving the activities of a Member or persons under the control of the Member in connection with (1) the solicitation or execution of any transaction conducted or contemplated to be conducted through the facilities of the Exchange or (2) the disposition of securities or funds of that customer which activities are related to such a transaction.

Rule 4.4. Disclosure of Financial Condition

(a) A Member shall make available for inspection by a customer, upon request, the information relative to such Member's financial condition disclosed in its most recent balance sheet prepared either in accordance with such Member's usual practice or as required by any State or Federal securities laws, or any rule or regulation thereunder. Further, a Member shall send to its customers the statements required by Commission Rule 17a-5(c).

(b) As used in paragraph (a) of this Rule, the term "customer" has the same meaning as set forth in Commission Rule 17a-5(c)(4).

CHAPTER V. SUPERVISION

Rule 5.1. Written Procedures

Each Member shall establish, maintain and enforce written procedures which will enable it to supervise properly the activities of associated persons of the Member and to assure their compliance with applicable securities laws, rules, regulations and statements of policy promulgated thereunder, with the rules of the designated self-regulatory organization, where appropriate, and with Exchange Rules.

Rule 5.2. Responsibility of Members

Final responsibility for proper supervision shall rest with the Member. The Member shall designate a partner, officer or manager in each office of supervisory jurisdiction, including the main office, to carry out the written supervisory procedures. A copy of such procedures shall be kept in each such office.

Rule 5.3. Records

Each Member shall be responsible for making and keeping appropriate records for carrying out the Member's supervisory procedures.

Rule 5.4. Review of Activities

Each Member shall review the activities of each office, which shall include the periodic examination of customer accounts to detect and prevent irregularities or abuses.

Rule 5.5. Prevention of the Misuse of Material, Nonpublic Information

(a) Each Member must establish, maintain and enforce written policies and procedures reasonably designed, taking into consideration the nature of such Member's business, to prevent the misuse of material, non-public information by the Member or persons associated with the Member. Members for whom the Exchange is the Designated Examining Authority ("DEA") that are required to file SEC Form X-17A-5 with the Exchange on an annual or more frequent basis must file, contemporaneously with the submission of the calendar year end Insider Trading and Securities Fraud Enforcement Act certifications, compliance acknowledgements stating that the procedures mandated by this Rule have been established, enforced and maintained. Any Member, or associated person who becomes aware of a possible misuse of material, non-public information must promptly notify the Exchange's Surveillance Department. For purposes of this Rule, "associated person" and "person associated with a Member" means anyone who directly is engaged in the Member's trading-related activities, including general partners, officers, directors, managers (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member or any employee of the Member. For the purposes of this Rule, the term "employee" includes every person who is compensated directly or indirectly by the Member for the solicitation or handling of business in securities, including individuals trading securities for the account of the Member, whether such securities are dealt in on an exchange or are dealt over-the-counter.

(b) For purposes of this Rule 5.5, conduct constituting the misuse of material, non-public information includes, but is not limited to, the following:

(1) Trading in any securities issued by a corporation, or in any related securities or related options or other derivative securities, while in possession of material, non-public information concerning that issuer; or

(2) Trading in a security or related options or other derivative securities, while in possession of material non-public information concerning imminent transactions in the security or related securities; or

(3) Disclosing to another person or entity any material, non-public information involving a corporation whose shares are publicly traded or an imminent transaction in an underlying security or related securities for the purpose of facilitating the possible misuse of such material, non-public information.

(c) This Rule 5.5 requires that, at a minimum, each Member establish, maintain, and enforce the following policies and procedures:

(1) All associated persons must be advised in writing of the prohibition against the misuse of material, non-public information;

(2) All associated persons must sign attestations affirming their awareness of, and agreement to abide by the aforementioned prohibitions. These signed attestations must be maintained for at least three years, the first two years in an easily accessible place;

(3) Each Member must receive and retain copies of trade confirmations and monthly account statements for each brokerage account in which an associated person has a direct or indirect financial interest or makes investment decisions. The activity in such accounts should be reviewed at least quarterly by the Member for the purpose of detecting the possible misuse of material, non-public information; and

(4) All associated persons must disclose to the Member whether they, or any person in whose account they have a direct or indirect financial interest, or make investment decisions, are an officer, director or 10% shareholder in a company whose shares are publicly traded. Any transaction in the stock (or option thereon) of such company shall be reviewed to determine whether the transaction may have involved a misuse of material non-public information.

Maintenance of the foregoing policies and procedures will not, in all cases, satisfy the requirements and intent of this Rule 5.5; the adequacy of each Member's policies and procedures will depend upon the nature of such Member's business.

Rule 5.6. Anti-Money Laundering Compliance Program

(a) Each Member shall develop and implement an anti-money laundering program reasonably designed to achieve and monitor compliance with the requirements of the Bank Secrecy Act (31 U.S.C. 5311, et seq.), and the implementing regulations promulgated thereunder by the Department of the Treasury. Each Member's anti-money laundering program must be approved, in writing, by a member of its senior management.

(b) The anti-money laundering programs required by the Rule shall, at a minimum:

(1) establish and implement policies and procedures that can be reasonably expected to detect and cause the reporting of transactions required under 31 U.S.C. 5318(g) and the implementing regulations thereunder;

(2) establish and implement policies and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and the implementing regulations thereunder;

(3) provide for independent testing for compliance to be conducted by the Member's personnel or by a qualified outside party;

(4) designate, and identify to the Exchange (by name, title, mailing address, e-mail address, telephone number, and facsimile number), a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the program and provide prompt notification to the Exchange regarding any change in such designation(s); and

(5) provide ongoing training for appropriate persons.

In the event that any of the provisions of this Rule 5.6 conflict with any of the provisions of another applicable self-regulatory organization's rule requiring the development and implementation of an anti-money laundering compliance program, the provisions of the rule of the Member's Designated Examining Authority shall apply.

CHAPTER VI. EXTENSIONS OF CREDIT

Rule 6.1. Prohibitions and Exemptions
(a) A Member shall not effect a securities transaction through Exchange facilities in a manner contrary to the regulations of the Board of Governors of the Federal Reserve System.

(b) The margin which must be maintained in margin accounts of customers shall be as follows:

(1) 25% of the current market value of all securities "long" in the account; plus

(2) $2.50 per share or 100% of the current market value, whichever amount is greater, of each stock "short" in the account selling at less than $5.00 per share; plus

(3) $5.00 per share or 30% of the current market value, whichever amount is greater, of each stock "short" in the account selling at $5.00 per share or above; plus

(4) 5% of the principal amount or 30% of the current market value, whichever amount is greater, of each bond "short in the account.

Rule 6.2. Day Trading Margin
(a) The term "day trading" means the purchasing and selling of the same security on the same day. A "day trader" is any customer whose trading shows a pattern of day trading.

(b) Whenever day trading occurs in a customer's margin account the margin to be maintained shall be the margin on the "long" or "short" transaction, whichever occurred first, as required pursuant to Exchange Rule 6.1(b). When day trading occurs in the account of a day trader, the margin to be maintained shall be the margin on the "long" or "short" transaction, whichever occurred first, as required for initial margin by Regulation T of the Board of Governors of the Federal Reserve System, or as required pursuant to Exchange Rule 6.1(b), whichever amount is greater.

(c) No Member shall permit a public customer to make a practice, directly or indirectly, of effecting transactions in a cash account where the cost of securities purchased is met by the sale of the same securities. No Member shall permit a public customer to make a practice of selling securities with them in a cash account which are to be received against payment from another registered broker or dealer where such securities were purchased and are not yet paid for.

CHAPTER VII. SUSPENSION BY CHIEF REGULATORY OFFICER

Rule 7.1. Imposition of Suspension

(a) A Member which fails or is unable to perform any of its contracts, or is insolvent or is unable to meet the financial responsibility requirements of the Exchange, shall immediately inform the Secretary in writing of such fact. Upon receipt of said notice, or whenever it shall appear to the Chief Regulatory Officer ("CRO") (after such verification and with such opportunity for comment by the Member as the circumstances reasonably permit) that a Member has failed to perform its contracts or is insolvent or is in such financial or operational condition or is otherwise conducting its business in such financial or operational condition or is otherwise conducting its business in such a manner that it cannot be permitted to continue in business with safety to its customers, creditors and other Members of the Exchange, the CRO may summarily suspend the Member or may impose such conditions and restrictions upon the Member as are reasonably necessary for the protection of investors, the Exchange, the creditors and the customers of such Member.

(b) A Member that does not pay any dues, fees, assessments, charges or other amounts due to the Exchange within 90 days after the same has become payable shall be reported to the CRO, who may, after giving reasonable notice to the Member of such arrearages, suspend the Member until payment is made. Should payment not be made within six months after payment is due, the Member's membership may be cancelled by the Exchange.

(c) In the event of suspension of a Member, the Exchange shall give prompt notice of such suspension to the Members of the Exchange. Unless the CRO shall determine that lifting the suspension without further proceedings is appropriate, such suspension shall continue until the Member is reinstated as provided in Rule 7.3. of this Chapter.

Rule 7.2. Investigation Following Suspension

Every Member suspended under the provisions of this Chapter shall immediately make available every facility requested by the Exchange for the investigation of its affairs and shall forthwith file with the Secretary a written statement covering all information requested, including a complete list of creditors and the amount owing to each and a complete list of each open long and short security position maintained by the Member and each of its customers. The foregoing includes, without limitation, the furnishing of such of the Member's books and records and the giving of such sworn testimony as may be requested by the Exchange.

Rule 7.3. Reinstatement

A Member suspended under the provisions of this Chapter may apply for reinstatement by a petition in accordance with and in the time provided for by the provisions of the Exchange Rules relating to adverse action.

Rule 7.4. Failure to be Reinstated

A Member suspended under the provisions of this Chapter who fails to seek or obtain reinstatement in accordance with Rule 7.3 shall have its membership cancelled by the Exchange in accordance with the Exchange's By-Laws.

Rule 7.5. Termination of Rights by Suspension
A Member suspended under the provisions of this Chapter shall be deprived during the term of its suspension of all rights and privileges conferred to it by virtue of its membership in the Exchange.

Rule 7.6. Summary Suspension of Exchange Services
The CRO (after such verification with such opportunity for comment as the circumstances reasonably permit) may summarily limit or prohibit (i) any person from access to services offered by the Exchange, if such person has been and is expelled or suspended from any self-regulatory organization or barred or suspended from being associated with a Member of any self-regulatory organization or is in such financial or operating difficulty that the Exchange determines that such person cannot be permitted to do business with safety to investors, creditors, Exchange Members or the Exchange; or (ii) a person who is not a Member from access to services offered by the Exchange, if such person does not meet the qualification requirements or other pre-requisites for such access and if such person cannot be permitted to continue to have access with safety to investors, creditors, Members and the Exchange. Any person aggrieved by any such summary action may seek review under the provisions of the Exchange Rules relating to adverse action.

Rule 7.7. Commission Action
The Commission may stay any summary action taken pursuant to this Chapter on its own motion or upon application by any person aggrieved thereby made pursuant to Section 19(d) of the Act and the rules thereunder.

CHAPTER VIII. DISCIPLINE

Rule 8.1. Disciplinary Jurisdiction

(a) A Member or a person associated with a Member (the "Respondent") who is alleged to have violated or aided and abetted a violation of any provision of the Act or the rules and regulations promulgated thereunder, or any provision of the Certificate of Incorporation, By-Laws or Rules of the Exchange or any interpretation thereof or any resolution or order of the Board or appropriate Exchange committee shall be subject to the disciplinary jurisdiction of the Exchange under this Chapter, and after notice and opportunity for a hearing may be appropriately disciplined by: expulsion; suspension; limitation of activities, functions and operation; fine; censure; suspension or bar from association with a Member or any other fitting sanction, in accordance with the provisions of this Chapter.

An individual Member, responsible party, or other person associated with a Member may be charged with any violation committed by employees under his/her/its supervision or by the Member with which he/she/it is associated, as though such violation were his/her/its own. A Member organization may be charged with any violation committed by its employees or by any other person who is associated with such Member organization, as though such violation were its own.

(b) Any Member or person associated with a Member shall continue to be subject to the disciplinary jurisdiction of the Exchange following the termination of such person's membership or association with a Member with respect to matters that occurred prior to such termination; provided that written notice of the commencement of an inquiry into such matters is given by the Exchange to such former Member or former associated person within one year of receipt by the Exchange of the latest written notice of the termination of such person's status as a Member or person associated with a Member. The foregoing notice requirement does not apply to a person who at any time after a termination again subjects himself or herself to the disciplinary jurisdiction of the Exchange by becoming a Member or a person associated with a Member.

(c) A summary suspension or other action taken pursuant to Chapter VII of the Rules of the Exchange shall not be deemed to be disciplinary action under this Chapter, and the provisions of this chapter shall not be applicable to such action.

(d) The Exchange may contract with another self-regulatory organization to perform some or all of the Exchange's disciplinary functions. In that event, the Exchange shall specify to what extent the Rules in this Chapter VIII shall govern Exchange disciplinary actions and to what extent the rules of the other self-regulatory organization shall govern such actions. Notwithstanding the fact that the Exchange may contract with another self-regulatory organization to perform some or all of the Exchange's disciplinary functions, the Exchange shall retain ultimate legal responsibility for and control of such functions.

Rule 8.2. Complaint and Investigation

(a) Initiation of Investigation

The Exchange, or the designated self-regulatory organization, when appropriate, shall investigate possible violations within the disciplinary jurisdiction of the Exchange which are brought to its attention in any manner, or upon order of the Board, the CRO or other Exchange officials designated by the CRO, or upon receipt of a complaint alleging such violation.

(b) Report

In every instance where an investigation has been instituted as a result of a complaint, and in every other instance in which an investigation results in a finding that there are reasonable grounds to believe that a violation has been committed, a written report of the investigation shall be submitted to the CRO by the Exchange's staff or, when appropriate, by the designated self-regulatory organization.

(c) Requirement to Furnish Information and Right to Counsel

Each Member and person associated with a Member shall be obligated upon request by the Exchange to appear and testify, and to respond in writing to interrogatories and furnish documentary materials and other information requested by the Exchange in connection with (i) an investigation initiated pursuant to paragraph (a) of this Rule or (ii) a hearing or appeal conducted pursuant to this Chapter or preparation by the Exchange in anticipation of such a hearing or appeal. No Member or person associated with a Member shall impede or delay an Exchange investigation or proceeding conducted pursuant to this Chapter nor refuse to comply with a request made by the Exchange pursuant to this paragraph. A Member or person associated with a Member is entitled to be represented by counsel during any such Exchange investigation, proceeding or inquiry.

(d) Notice, Statement and Access

Prior to submitting its report, the staff shall notify the person(s) who is the subject of the report (hereinafter "Subject") of the general nature of the allegations and of the specific provisions of the Act, rules and regulations promulgated thereunder, or provisions of the Certificate of Incorporation, By-Laws or Rules of the Exchange or any interpretation thereof or any resolution of the Board, that appear to have been violated. Except when the CRO determines that expeditious action is required, a Subject shall have 15 days from the date of the notification described above to submit a written statement to the CRO concerning why no disciplinary action should be taken. To assist a Subject in preparing such a written statement, he or she shall have access to any documents and other materials in the investigative file of the Exchange that were furnished by him or her or his or her agents.

(e) Failure to Furnish Information

Failure to furnish testimony, documentary evidence or other information requested by the Exchange in the course of an Exchange inquiry, investigation, hearing or appeal conducted pursuant to this Chapter or in the course of preparation by the Exchange in anticipation of such a hearing or appeal on the date or within the time period the Exchange specifies shall be deemed to be a violation of this Rule 8.2.

(f) Regulatory Cooperation

No Member or person associated with a Member or other person or entity subject to the jurisdiction of the Exchange shall refuse to appear and testify before another exchange or other self-regulatory organization in connection with a regulatory investigation, examination or disciplinary proceeding or refuse to furnish testimony, documentary materials or other information or otherwise impede or delay such investigation, examination or disciplinary proceeding if the Exchange requests such testimony, documentary materials or other information in connection with an inquiry resulting from an agreement entered into by the Exchange pursuant to subsection (g) of this Rule. The requirements of this Rule 8.2(f) shall apply when the Exchange has been notified by another self-regulatory organization of the request for testimony, documentary materials or other information and the Exchange then requests in writing that a Member, person associated with a Member or other person or entity provide such testimony, documentary materials or other information. Any person or entity required to furnish testimony, documentary materials or other information pursuant to this Rule 8.2(f) shall be afforded the same rights and procedural protections as that person or entity would have if the Exchange had initiated the request.

(g) Cooperative Agreements

The Exchange may enter into agreements with domestic and foreign self-regulatory organizations providing for the exchange of information and other forms of mutual assistance or for market surveillance, investigative, enforcement or other regulatory purposes.

(h) Videotaped Responses

In lieu of, or in addition to, submitting a written statement concerning why no disciplinary action should be taken as permitted by paragraph (d) of this Rule, the Subject may submit a statement in the form of a videotaped response. Except when the CRO determines that expeditious action is required, the Subject shall have 15 days from the date of the notification described in paragraph (d) to submit the videotaped response. The Exchange will establish standards concerning the length and format of such videotaped responses.

Rule 8.3. Expedited Proceeding

Upon receipt of the notification required by Rule 8.2(d), a Subject may seek to dispose of the matter through a letter of consent signed by the Subject. If a Subject desires to attempt to dispose of the matter through a letter of consent, the Subject must submit to the staff within 15 days from the date of the notification required by Rule 8.2(d) a written notice electing to proceed in an expedited manner pursuant to this Rule 8.3. The Subject must then endeavor to reach agreement with the Exchange's staff upon a letter of consent which is acceptable to the staff and which sets forth a stipulation of facts and findings concerning the Subject's conduct, the violation(s) committed by the Subject and the sanction(s) therefor. The matter can only be disposed of through a letter of consent if the staff and the Subject are able to agree upon terms of a letter of consent which are acceptable to the staff and the letter is signed by the Subject. At any point in the negotiations regarding a letter of consent, either the staff may deliver to the Subject or the Subject may deliver to the staff a written declaration of an end to the negotiations. On delivery of such a declaration the subject will then have 15 days to submit a written statement pursuant to Rule 8.2(d) and thereafter the staff may bring the matter to the CRO. If the letter of consent is accepted by the CRO, the Exchange may adopt the letter as its decision and shall take no further action against the Subject respecting the matters that are the subject of the letter. If the letter of consent is rejected by the CRO, the matter shall proceed as though the letter had not been submitted. Upon rejection, the Subject will then have 15 days to submit a written statement pursuant to Rule 8.2(d). The CRO's decision to accept or reject a letter of consent shall be final, and a Subject may not seek review thereof.

Rule 8.4. Charges
(a) Determination Not to Initiate Charges

Whenever it shall appear to the CRO from the investigation report that no probable cause exists for finding a violation within the disciplinary jurisdiction of the Exchange, or whenever the CRO otherwise determines that no further proceedings are warranted, he or she shall issue a written statement to that effect setting forth the reasons for such finding.

(b) Initiation of Charges

Whenever it shall appear to the CRO that there is probable cause for finding a violation within the disciplinary jurisdiction of the Exchange and that further proceedings are warranted, the CRO shall direct the issuance of a statement of charges against the Respondent specifying the acts in which the Respondent is charged to have engaged and setting forth the specific provisions of the Act, rules and regulations promulgated thereunder, By-Laws, Exchange Rules, interpretations or resolutions of which such acts are in violation. A copy of the charges shall be served upon the Respondent in accordance with Rule 8.12.

Rule 8.5. Answer
The Respondent shall have 15 business days after service of the charges to file a written answer thereto. The answer shall specifically admit or deny each allegation contained in the charges, and the Respondent shall be deemed to have admitted any allegation not specifically denied. The answer may also contain any defense which the Respondent wishes to submit and may be accompanied by documents in support of his answer or defense. In the event the Respondent fails to file an answer within the time provided, the charges shall be considered to be admitted.

Rule 8.6. Hearings
(a) Selection of Hearing Panel

Subject to Rule 8.7. concerning summary proceedings, a hearing on the charges shall be held before a panel of three (3) hearing officers (the Hearing Panel") appointed by the Chief Executive Officer. Each Hearing Panel shall be comprised as follows: (i) a professional hearing officer, who shall serve as Chairman of the Hearing Panel, (ii) a hearing officer who is an Industry Member, and (iii) a hearing officer who is a Member Representative member, as such term is defined in the By-Laws (each a "Hearing Officer"). Prospective Hearing Officers shall be required to disclose to the Exchange their employment history for the past 10 years, any past or current material business or other financial relationships with the Exchange or any members of the Exchange, and any other information deemed relevant by the Exchange. Such disclosures relating to the particular Hearing Officers selected by the Chief Executive Officer shall be provided to the Respondent upon request after the selection of the Hearing Panel. In selecting Hearing Officers for a particular matter, the Chief Executive Officer should give reasonable consideration to the prospective Hearing Officers' professional competence and reputation, experience in the securities industry, familiarity with the subject matter involved, the absence of bias and any actual or perceived conflict of interest, and any other relevant factors.

(b) Impartiality of Hearing Officers

When any Hearing Officer considers a disciplinary matter he or she is expected to function impartially and independently of the staff members who prepared and prosecuted the charges. Exchange counsel may assist the Hearing Panel in preparing its written recommendations or judgments. Within 15 days of the appointment of the Hearing Panel, the Respondent may move for disqualification of any Hearing Officer sitting on such Panel based upon bias or conflict of interest. Such motions shall be made in writing and state with specificity the facts and circumstances giving rise to the alleged bias or conflict of interest. The motion papers shall be filed with the Hearing Panel and the Secretary of the Exchange. The Exchange may file a brief in opposition to the Respondent's motion within 15 days of service thereof. The Hearing Panel shall rule upon such motion no later than 30 days from filing by the Respondent. Prior adverse rulings against the Respondent or Respondent's attorney in other matters shall not, in and of themselves, constitute grounds for disqualification. If the Hearing Panel believes the Respondent has provided satisfactory evidence in support of the motion to disqualify, the applicable Hearing Officer shall remove himself or herself and request the Chief Executive Officer to reassign the hearing to another Hearing Officer such that the Hearing Panel still meets the compositional requirements described in Rule 8.6(a). If the Hearing Panel determines that the Respondent's grounds for disqualification are insufficient, it shall deny the Respondent's motion for disqualification by setting forth the reasons for the denial in writing and the Hearing Panel will precede with the hearing. The ruling by the Hearing Panel on such motions shall not be subject to interlocutory review.

(c) Notice and List of Documents

Participants shall be given at least 15 business days' notice of the time and place of the hearing and a statement of the matters to be considered therein. All documentary evidence intended to be presented in the hearing by the Respondent, the Exchange, or the designated self-regulatory authority must be received by the Hearing Panel at least eight (8) days in advance of the hearing or it may not be presented in the hearing. The parties shall furnish each other with a list of all documents submitted for the record not less than four (4) business days in advance of the hearing, and the documents themselves shall be made available to the parties for inspection and copying.

(d) Conduct of Hearing

The Hearing Panel shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Formal rules of evidence shall not apply. The charges shall be presented by a representative of the Exchange or the designated self-regulatory authority who, along with the Respondent, may present evidence and produce witnesses who shall testify under oath and are subject to being questioned by the Hearing Panel and opposing parties. The Respondent is entitled to be represented by counsel who may participate fully in the hearing. A transcript of the hearing shall be made and shall become part of the record.

Rule 8.7. Summary Proceedings
Notwithstanding the provisions of Rule 8.6 of this Chapter, the CRO may make a determination without a hearing and may impose a penalty as to violations which the Respondent has admitted or charges which the Respondent has failed to answer or which otherwise are not in dispute. Notice of such summary determination, specifying the violations and penalty, shall be served upon the Respondent, who shall have ten (10) business days from the date of service to notify the CRO that he desires a hearing upon all or a portion of any charges not previously admitted or upon the penalty. Failure to so notify the CRO shall constitute an admission of the violations and acceptance of the penalty as determined by the CRO and a waiver of all rights of review. If the Respondent requests a hearing, the matters which are the subject of the hearing shall be handled in accordance with the hearing and review procedures of this Chapter.

Rule 8.8. Offers of Settlement
(a) Submission of Offer

At any time during the course of any proceeding under this Chapter, the Respondent may submit to the CRO a written offer of settlement which shall contain a proposed stipulation of facts and shall consent to a specified penalty. Where the CRO accepts an offer of settlement, he or she shall issue a decision, including findings and conclusions and imposing a penalty, consistent with the terms of such offer. Where the CRO rejects an offer of settlement, he or she shall notify the Respondent and the matter shall proceed as if such offer had not been made, and the offer and all documents relating thereto shall not become part of the record. A decision of the CRO issued upon acceptance of an offer of settlement as well as the determination of the CRO whether to accept or reject such an offer shall become final 20 business days after such decision is issued, and the Respondent may not seek review thereof.

(b) Submission of Statement

A Respondent may submit with an offer of settlement a written statement in support of the offer. In addition, if the staff will not recommend acceptance of an offer of settlement before the CRO, a Respondent shall be notified and may appear before the CRO to make an oral statement in support of his/her offer. Finally, if the CRO rejects an offer that the staff supports, a Respondent may appear before the CRO to make an oral statement concerning why he/she believes the CRO should change his or her decision and accept Respondent's offer, and if Respondent makes such appearance, the staff may also appear before the CRO to make an oral statement in support of its position. A Respondent must make a request for such an appearance within 5 days of being notified that the offer was rejected or that the staff will not recommend acceptance.

(c) Repeated Offers

Unless the CRO shall otherwise order, a Respondent shall be entitled to submit to the CRO a maximum of two written offers of settlement in connection with the statement of charges issued to that Respondent pursuant to Rule 8.4(b).

Rule 8.9. Decision
Following a hearing conducted pursuant to Rule 8.6 of this Chapter, the Hearing Panel shall prepare a decision in writing, based solely on the record, determining whether the Respondent

has committed a violation and imposing the penalty, if any, therefor. The decision shall include a statement of findings and conclusions, with the reasons therefor, upon all material issues presented on the record. Where a penalty is imposed, the decision shall include a statement specifying the acts or practices in which the Respondent has been found to have engaged and setting forth the specific provisions of the Act, rules and regulations promulgated thereunder, By-Laws, Exchange Rules, interpretations or resolutions of which the acts are deemed to be in violation. The Respondent shall promptly be sent a copy of the decision.

Rule 8.10. Review
(a) Petition

The Respondent shall have ten (10) days after service of notice of a decision made pursuant to Rule 8.9 of this Chapter to petition for review thereof. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with reasons for such exceptions. Any objections to a decision not specified by written exception shall be considered to have been abandoned.

(b) Conduct of Review

The review shall be conducted by the Appeals Committee of the Board. Unless the Appeals Committee shall decide to open the record for introduction of evidence or to hear argument, such review shall be based solely upon the record and the written exceptions filed by the parties. The Appeals Committee's decision shall be in writing and shall be final.

(c) Review on Motion of Board

The Board may on its own initiative order review of a decision made pursuant to Rule 8.7, 8.8, or 8.9 of this Chapter within 20 business days after issuance of the decision. Such review shall be conducted in accordance with the procedure set forth in paragraph (b) of this Rule.

(d) Review of Decision Not to Initiate Charges

Upon application made by the Chief Executive Officer within 30 days of a decision made pursuant to Rule 8.4(a) of this Chapter, the Board may order review of such decision. Such review shall be conducted in accordance with the procedures set forth in paragraph (b), as applicable.

Rule 8.11. Effective Date of Judgment
Penalties imposed under this Chapter shall not become effective until the review process is completed or the decision otherwise becomes final. Pending effectiveness of a decision imposing a penalty on the Respondent, the CRO, Hearing Panel or committee of the Board, as applicable, may impose such conditions and restrictions on the activities of the Respondent as he, she or it considers reasonably necessary for the protection of investors, creditors and the Exchange.

Interpretations and Policies

.01 Exchange staff shall make all necessary filings concerning formal and informal disciplinary actions required under the Act and the rules and regulations promulgated thereunder, and shall take all other actions necessary to comply with any other applicable law or regulation.

The staff shall not, as a matter of policy, issue any press release or other statement to the press concerning any formal or informal disciplinary matter; provided, however, that the CRO may recommend to the Executive Committee or Board of the Exchange that the staff issue a press release or other statement to the press. If the Executive Committee or Board determines that such a press release or other statement to the press is warranted, then the staff shall prepare and issue a press release or other statement to the press as the Executive Committee or Board shall direct. Except as provided in Rule 8.15(a), the staff shall cause details regarding all formal disciplinary actions where a final decision has been issued to be published on a website maintained by the Exchange.

Rule 8.12. Miscellaneous Provisions
(a) Service of Notice

Any charges, notices or other documents may be served upon the Respondent either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail addressed to the Respondent at his last known place of business.

(b) Extension of Time Limits

Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the authority at the Exchange to whom such materials are to be submitted.

(c) Reports and Inspection of Books for Purpose of Investigating Complaints

For the purpose of any investigation or determination as to the filing of a complaint, or any hearing of any complaint against any Member of the Exchange or any person associated with a Member, the Exchange's staff, CRO, Board or designated self-regulatory organization shall have the right (1) to require any Member of the Exchange to report orally or in writing with regard to any matter involved in any such investigation or hearing, and (2) to investigate the books, records and accounts of any such Member with relation to any matter involved in any such investigation or hearing. No Member shall refuse to make any report as required in this Rule, or refuse to permit any inspection of books, records and accounts as may be validly called for under this Rule.

Rule 8.13. Costs of Proceedings
Any Member disciplined pursuant to this Chapter shall bear such part of the costs of the proceedings as the CRO or the Board deems fair and appropriate in the circumstances.

Rule 8.14. Agency Review
Actions taken by the Exchange under this Chapter shall be subject to the review and action of any appropriate regulatory agency under the Act.

Rule 8.15. Imposition of Fines for Minor Violation(s) of Rules

(a) In lieu of commencing a disciplinary proceeding as described in Rules 8.1 through 8.13, the Exchange may, subject to the requirements set forth in this Rule, impose a fine, not to exceed $2,500, on any Member, associated person of a Member, or registered or non-registered employee of a Member, for any violation of a Rule of the Exchange, which violation the Exchange shall have determined is minor in nature. For purposes of imposing fines pursuant to Interpretation .02 of Rule 4.2, the Exchange may aggregate individual violations of particular rules and treat such violations as a single offense, provided that such aggregation is based upon a comprehensive automated surveillance program. In other instances, the Exchange may, if no exceptional circumstances are present, impose a fine based upon a determination that there exists a pattern or practice of violative conduct. The Exchange also may aggregate similar violations generally if the conduct was unintentional, there was no injury to public investors, or the violations resulted from a single systemic problem or cause that has been corrected. Any fine imposed pursuant to this Rule and not contested shall not be publicly reported, except as may be required by Rule 19d-1 under the Act or as may be required by any other regulatory authority.

(b) In any action taken by the Exchange pursuant to this Rule, the person against whom a fine is imposed shall be served (as provided in Rule 8.12) with a written statement, signed by an authorized officer of the Exchange, setting forth (i) the Rule or Rules alleged to have been violated; (ii) the act or omission constituting each such violation; (iii) the fine imposed for each such violation; and (iv) the date by which such determination becomes final and such fine becomes due and payable to the Exchange, or such determination must be contested as provided in paragraph (d) below, such date to be not less than 15 business days after the date of service of the written statement.

(c) If the person against whom a fine is imposed pursuant to this Rule pays the fine, such payment shall be deemed to be a waiver by such person of such person's right to a disciplinary proceeding under Rules 8.1 through 8.13 and any review of the matter by the Appeals Committee or by the Board.

(d) Any person against whom a fine is imposed pursuant to this Rule may contest the Exchange's determination by filing with the Exchange not later than the date by which such determination must be contested, a written response meeting the requirements of an Answer as provided in Rule 8.5 at which point the matter shall become a disciplinary proceeding subject to the provisions of Rules 8.1 through 8.13. In any such disciplinary proceeding, if the Hearing Panel determines that the person charged is guilty of the rule violation(s) charged, the Hearing Panel shall (i) be free to impose any one or more disciplinary sanctions and (ii) determine whether the rule violation(s) is minor in nature. The person charged and the Board of the Exchange may require a review by the Board of any determination by the Hearing Panel by proceeding in the manner described in Rule 8.10.

(e) The Exchange shall prepare and announce to its Members and Member organizations from time to time a listing of the Exchange Rules as to which the Exchange may impose fines as provided in this Rule. Such listing shall also indicate the specific dollar amount that may be imposed as a fine hereunder with respect to any violation of any such Rule or may indicate the minimum and maximum dollar amounts that may be imposed by the Exchange with respect to any such violation. Nothing in this rule shall require the Exchange to impose a fine pursuant to this rule with respect to the violation of any Rule included in any such listing.

Interpretations and Policies

.01 List of Exchange Rule Violations and Recommended Fine Schedule Pursuant to Rule 8.15:

Recommended Fine Schedule – 8.15.01(a)-(f)

Occurrence*	Individual	Member firm
First time fined	$100	$500
Second time fined	$300	$1,000
Third time fined	$500	$2,500

*Within a "rolling" 12-month period.

(a) Rule 4.2 and Interpretations, thereunder, requiring the submission of responses to Exchange requests for trading data within specified time period.

(b) Rule 11.15 requirement to identify short sale orders as such.

(c) Rule 11.16 requirement to comply with locked and crossed market rules.

(d) Rule 2.5. Interpretation .04: Firm Element of Continuing Education Requirement.

(e) Rule 3.5 Advertising Practices

(f) Rule 12.11 Interpretation .01 and Exchange Act Rule 604 – Failure to properly display limit orders

Recommended Fine Amount for 8.15.01(g)-(h): $100 per violation

(g) Rule 4.2 and Interpretations thereunder related to the requirement to furnish Exchange-related order, market and transaction data, as well as financial or regulatory records and information.

(h) Rule 11.21(a)(1) requirement for Market Makers to maintain continuous, two-sided quotations

[Adopted March 12, 2010; amended December 15, 2011 (SR-EDGA-2011-29)]

Rule 8.16. Ex Parte Communications

(a) Unless on notice and opportunity for all parties to participate:

(1) No Respondent or Exchange staff member shall make or knowingly cause to be made an ex parte communication relevant to the merits of a proceeding to any Hearing Officer, any member of the Board of Directors or a member of a committee of the Board who is participating in a decision with respect to that proceeding (an "Adjudicator"); and

(2) No Adjudicator shall make or knowingly cause to be made to a Respondent or Exchange staff member an ex parte communication relevant to the merits of that proceeding.

(b) An Adjudicator who receives, makes, or knowingly causes to be made a communication prohibited by this Rule shall place in the record of the proceeding:

(1) all such written communications;

(2) memoranda stating the substance of all such oral communications; and

(3) all written responses and memoranda stating the substance of all oral responses to all such communications.

(c) If a prohibited ex parte communication has occurred, the Board of Directors or a committee thereof may take whatever action it deems appropriate in the interests of justice, the policies underlying the Act, and the Exchange By-Laws and Rules, including dismissal or denial of the offending party's interest or claim. All participants to a proceeding may respond to any allegations or contentions contained in a prohibited ex parte communication placed in the record. Such responses shall be placed in the record.

(d) The prohibitions of this Rule shall apply beginning with the initiation of an investigation as provided in Rule 8.2(a), unless the person responsible for the communication has knowledge that the investigation shall be initiated, in which case the prohibitions shall apply beginning at the time of his or her acquisition of such knowledge.

[Adopted March 12, 2010; amended December 15, 2011 (SR-EDGA-2011-29)]

CHAPTER IX. ARBITRATION

Rule 9.1. Code of Arbitration

The 12000 and 13000 Series of FINRA's NASD Manual, the FINRA Code of Arbitration Procedure for Customer and Industry Disputes, respectively ("FINRA Code of Arbitration"), as the same may be in effect from time to time, shall govern Exchange arbitrations except as may be specified in this Chapter IX. For purposes of Exchange arbitrations, defined terms used in this Chapter IX and not otherwise defined herein shall have the same meaning as those prescribed in the FINRA Code of Arbitration, and procedures contained in the FINRA Code of Arbitration shall have the same application as toward Exchange arbitrations.

Rule 9.2. Jurisdiction

This Chapter applies to the arbitration of any dispute, claim, or controversy arising out of or in connection with the Exchange business of a Member or associated person of a Member.

Rule 9.3. Predispute Arbitration Agreements

(a) Any predispute arbitration clause shall be highlighted and shall be immediately preceded by the following language in outline form.

This agreement contains a predispute arbitration clause. By signing an arbitration agreement the parties agree as follows:

(1) All parties to this agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

(2) Arbitration awards are generally final and binding; a party's ability to have a court reverse or modify an arbitration award is very limited.

(3) The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.

(4) The arbitrators do not have to explain the reason(s) for their award.

(5) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

(6) The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

(7) The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this agreement.

(b) In any agreement containing a predispute arbitration agreement, there shall be a highlighted statement immediately preceding any signature line or other place for indicating agreement that states that the agreement contains a predispute arbitration clause. The statement shall also indicate at what page and paragraph the arbitration clause is located.

(c) Within thirty days of signing, a copy of the agreement containing any such clause shall be given to the customer who shall acknowledge receipt thereof on the agreement or on a separate document.

(d) A Member shall provide a customer with a copy of any predispute arbitration clause or customer agreement executed between the customer and the Member, or inform the customer that the Member does not have a copy thereof, within ten business days of receipt of the customer's request. If a customer requests such a copy before the Member has provided the customer with a copy pursuant to subparagraph (c) above, the Member must provide a copy to the customer by the earlier date required by this subparagraph (d) or by subparagraph (c).

(e) Upon request by a customer, a Member shall provide the customer with the names of, and information on how to contact or obtain the rules of, all arbitration forums in which a claim may be filed under the agreement.

(f) No predispute arbitration agreement shall include any condition that:

(1) limits or contradicts the rules of any self-regulatory organization;

(2) limits the ability of a party to file any claim in arbitration;

(3) limits the ability of a party to file any claim in court permitted to be filed in court under the rules of the forums in which a claim may be filed under the agreement; or

(4) limits the ability of arbitrators to make any award.

(g) If a customer files a complaint in court against a Member that contains claims that are subject to arbitration pursuant to a predispute arbitration agreement between the Member and the customer, the Member may seek to compel arbitration of the claims that are subject to arbitration. If the Member seeks to compel arbitration of such claims, the Member must agree to arbitrate all of the claims contained in the complaint if the customer so requests.

(h) All agreements shall include a statement that "No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein."

Rule 9.4. Referrals

If any matter comes to the attention of an arbitrator during and in connection with the arbitrator's participation in a proceeding, either from the record of the proceeding or from material or communications related to the proceeding, that the arbitrator has reason to believe may constitute a violation of the Exchange's Rules or the federal securities laws, the arbitrator may initiate a referral of the matter to the Exchange for disciplinary investigation; provided, however, that any such referral should only be initiated by an arbitrator after the matter before him has been settled or otherwise disposed of, or after an award finally disposing of the matter has been rendered pursuant to Rule 12904 or 13904, as applicable, of the FINRA Code of Arbitration.

Rule 9.5. Payment of Awards
Any Member, or person associated with a Member, who fails to honor an award of arbitrators appointed in accordance with the Rules in this Chapter IX or fails to comply with a written and executed settlement agreement shall be subject to disciplinary proceedings in accordance with Chapter VIII (Discipline).

Rule 9.6. Non-Waiver of Exchange's Right
The submission of any matter to arbitration under this Chapter IX shall in no way limit or preclude any right, action or determination by the Exchange which it would otherwise be authorized to adopt, administer or enforce.

CHAPTER X. ADVERSE ACTION

Rule 10.1. Scope of Chapter

This Chapter provides the procedure for persons who are or are about to be aggrieved by adverse action, including, but not limited to, those persons who have been denied membership in the Exchange, barred from becoming associated with a Member, or prohibited or limited with respect to Exchange services pursuant to the By-Laws or the Rules of the Exchange (other than disciplinary action for which review is provided in Chapter VIII and other than an arbitration award, from which there is no Exchange review), to apply for an opportunity to be heard and to have the complained of action reviewed.

Rule 10.2. Submission and Time Limitation on Application to Exchange

A person who is or will be aggrieved by any action of the Exchange within the scope of this Chapter and who desires to have an opportunity to be heard with respect to such action shall file a written application with the Exchange within 15 business days after being notified of such action. The application shall state the action complained of and the specific reasons why the applicant takes exception to such action and the relief sought. In addition, if the applicant intends to submit any additional documents, statements, arguments or other material in support of the application, the same should be so stated and identified.

Rule 10.3. Procedure Following Applications for Hearing

(a) Appeals Committee

Applications for hearing and reviewing shall be referred promptly by the Exchange to the Appeals Committee. A record of the proceedings shall be kept.

(b) Documents

The Appeals Committee will set a hearing date and shall be furnished with all materials relevant to the proceedings at least 72 hours prior to the date of the hearing. Each party shall have the right to inspect and copy the other party's materials prior to the hearing. Hearings shall be held promptly, particularly in the case of a summary suspension pursuant to Chapter VII of these Rules.

Rule 10.4. Hearing and Decision

(a) Participants

The parties to the hearing shall consist of the applicant and a representative of the Exchange who shall present the reasons for the action taken by the Exchange which allegedly aggrieved the applicant.

(b) Counsel

The applicant is entitled to be accompanied, represented and advised by counsel at all stages of the proceedings.

(c) Conduct of Hearing

The Appeals Committee shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Each of the parties shall be permitted to make an opening statement, present witnesses and documentary evidence, cross-examine opposing witnesses and present closing arguments orally or in writing as determined by the panel. The Appeals Committee also shall have the right to question all parties and witnesses to the proceeding and a record shall be kept. The formal rules of evidence shall not apply.

(d) Decision

The decision of the Appeals Committee shall be made in writing and shall be sent to the parties to the proceeding. Such decisions shall contain the reasons supporting the conclusions of the panel.

Rule 10.5. Review

(a) Petition

The decision of the Appeals Committee shall be subject to review by the Board either on its own motion within 20 business days after issuance of the decision or upon written request submitted by the applicant below, or by the CRO of the Exchange, within 15 business days after issuance of the decision. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with the reasons for such exceptions. Any objection to a decision not specified by written exception shall be considered to have been abandoned and may be disregarded. Parties may petition to submit a written argument to the Board and may request an opportunity to make an oral argument before the Board. The Board shall have sole discretion to grant or deny either request.

(b) Conduct of Review

The review shall be conducted by the Board. The review shall be made upon the record and shall be made after such further proceedings, if any, as the Board may order. Based upon such record, the Board may affirm, reverse or modify, in whole or in part, the decision below. The decision of the Board shall be in writing, shall be sent to the parties to the proceeding and shall be final.

Rule 10.6. Miscellaneous Provisions

(a) Service of Notice

Any notices or other documents may be served upon the applicant either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail, addressed to the applicant at his last known business or residence address.

(b) Extension of Time Limits

Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the Exchange. All papers and documents relating to review by the Appeals Committee or the Board must be submitted to the Exchange.

Rule 10.7. Agency Review

Actions taken by the Exchange under this Chapter shall be subject to the review and action of any appropriate regulatory agency under the Act.

CHAPTER XI. TRADING RULES

Rule 11.1. Hours of Trading and Trading Days

(a) Orders may be entered on the Exchange, executed on the Exchange or routed away from the Exchange during Regular Trading Hours, the Pre-Opening Session and the Post-Closing Session.

(b) The Exchange will be open for the transaction of business on business days. The Exchange will not be open for business on the following holidays: New Years Day, Dr. Martin Luther King Jr. Day, Presidents Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day or Christmas. When any holiday observed by the Exchange falls on a Saturday, the Exchange will not be open for business on the preceding Friday. When any holiday observed by the Exchange falls on a Sunday, the Exchange will not be open for business on the following Monday, unless otherwise indicated by the Exchange.

(c) The Chief Executive Officer of the Exchange shall have the power to halt, suspend trading in any and all securities traded on the Exchange, to close some or all Exchange facilities, and to determine the duration of any such halt, suspension, or closing, when he deems such action necessary for the maintenance of fair and orderly markets, the protection of investors, or otherwise in the public interest including special circumstances such as (1) actual or threatened physical danger, severe climatic conditions, civil unrest, terrorism, acts of war, or loss or interruption of facilities utilized by the Exchange, (2) a request by a governmental agency or official, or (3) a period of mourning or recognition for a person or event. No such action shall continue longer than a period of two days, or as soon thereafter as a quorum of Directors can be assembled, unless the Board approves the continuation of such suspension.

Rule 11.2. Securities Eligible for Trading

The Exchange shall designate securities for trading. Any class of securities listed or admitted to unlisted trading privileges on the Exchange pursuant to Chapter XIV of these Rules shall be eligible to become designated for trading on the Exchange. All securities designated for trading are eligible for odd-lot, round-lot and mixed-lot executions, unless otherwise indicated by the Exchange or limited pursuant to these Rules.

Rule 11.3. Access

(a) *General.* The System shall be available for entry and execution of orders by Users with authorized access. To obtain authorized access to the System, each Member must enter into an agreement with the Exchange in such form as the Exchange may provide.

(b) *Sponsored Participants.* A Sponsored Participant may obtain authorized access to the System only if such access is authorized in advance by one or more Sponsoring Members as follows:

(1) Sponsored Participants must enter into and maintain sponsored or direct access arrangements with one or more Sponsoring Members establishing proper relationship(s) and account(s) through which the Sponsored Participant may trade on the System.

(2) Sponsoring Member shall maintain a list of Sponsored Participants who Sponsoring Member has authorized to obtain access to the System pursuant to this Rule. The

Sponsoring Member shall update the list of Sponsored Participants as necessary. Members must provide the list of Sponsored Participants to the Exchange upon request.

(3) Sponsoring Members shall comply with Rule 15c3-5 under the Exchange Act with regard to market access arrangements with Sponsored Participants.

[Adopted March 12, 2010; amended August 22, 2012 (SR-EDGA-2012-27)]

Rule 11.4. Authorized Traders

(a) A Member shall maintain a list of ATs who may obtain access to the System on behalf of the Member or the Member's Sponsored Participants. The Member shall update the list of ATs as necessary. Members must provide the list of ATs to the Exchange upon request.

(b) A Member must have reasonable procedures to ensure that all ATs comply with all Exchange Rules and all other procedures related to the System.

(c) A Member must suspend or withdraw a person's status as an AT if the Exchange has determined that the person has caused the Member to fail to comply with the Rules of the Exchange and the Exchange has directed the Member to suspend or withdraw the person's status as an AT.

(d) A Member must have reasonable procedures to ensure that the ATs maintain the physical security of the equipment for accessing the facilities of the Exchange to prevent the improper use or access to the systems, including unauthorized entry of information into the systems.

(e) To be eligible for registration as an AT of a Member a person must successfully complete the General Securities Representative Examination (Series 7), the Series 56, or an equivalent foreign examination module approved by the Exchange as defined in Interpretation .05 to Rule 2.5 and any other training and/or certification programs as may be required by the Exchange.

[Adopted March 12, 2010; amended October 27, 2010 (SR-EDGA-2010-16); amended February 1, 2012 (SR-EDGA-2012-04)]

Rule 11.5. Orders and Modifiers

Users may enter into the System the types of orders listed in this Rule 11.5, subject to the limitations set forth in this Rule or elsewhere in these Rules.

(a) *General Order Types.*

(1) Limit Order. An order to buy or sell a stated amount of a security at a specified price or better. A "marketable" limit order is a limit order to buy (sell) at or above (below) the lowest (highest) Protected Offer (Bid) for the security.

(2) Market Order. An order to buy or sell a stated amount of a security that is to be executed at the NBBO when the order reaches the Exchange. Market orders shall not trade through Protected Quotations. A market order that is designated as "EDGA Only" will be cancelled if, when reaching the Exchange, it cannot be executed on the System in accordance with Rule 11.9(a)(4). Market orders that are not designated as "EDGA Only" and that cannot be

executed in accordance with Rule 11.9(a)(4) on the System when reaching the Exchange will be eligible for routing away pursuant to Rule 11.9(b)(1). Except with respect to a Destination-on-Open Order, as defined in paragraph (c)(10), below, any portion of a market order that would execute at a price more than $0.50 or 5 percent worse than the consolidated last sale at the time the order initially reaches the Exchange, whichever is greater, will be cancelled. Market orders are not eligible for execution during the Pre-Opening or the Post-Closing Trading Sessions.

(b) *Time-in-Force*. Limit orders must have one of the following time-in-force terms.

(1) Immediate-or-Cancel ("IOC") Order. A limit order that is to be executed in whole or in part as soon as such order is received, and the portion not so executed is to be treated as cancelled.

(2) Day Order. A limit order to buy or sell which, if not executed, expires at the end of Regular Trading Hours. Any Day Order entered into the System before the opening of Regular Trading Hours, as determined pursuant to Rule 11.1, will be placed in a pending state and activated for potential execution upon the opening of Regular Trading Hours. Any Day Order entered into the System after the closing of Regular Trading Hours will be rejected except to the extent marked as eligible to trade outside of Regular Trading Hours.

(3) Fill-or-Kill Order. A fill-or-kill order is a limit order that is to be executed in its entirety as soon as it is received and, if not so executed, cancelled.

(4) Good 'til Cancel ("GTC") Order. A limit order to buy or sell which, if not executed, will be cancelled by the close of the Post-Closing Session.

(5) Good 'til Day ("GTD") Order. A limit order to buy or sell which, if not executed, will be cancelled by the expiration time assigned to the order.

(c) *Other Types of Orders and Order Modifiers*. Unless an order's instructions require it to be displayed on the Exchange or routed to an away trading center(s), an order may include instructions to be non displayed. All order types and modifiers listed below, except for those set forth in Rules 11.5(c)(2), (9)-(10) may also include instructions to be non displayed.

(1) *Reserve Order*. A limit order with a portion of the quantity displayed ("display quantity") and with a reserve portion of the quantity ("reserve quantity") that is not displayed.

(2) *Odd Lot Order*. An order to buy or sell an odd lot. Odd Lot Orders are only eligible to be Protected Quotations if aggregated to form a round lot.

(3) *Mixed Lot Order*. An order to buy or sell a mixed lot. Odd lot portions of Mixed Lot Orders are only eligible to be Protected Quotations if aggregated to form a round lot.

(4) *EDGA Only Order*. An order that is to be ranked and executed on the Exchange pursuant to Rule 11.8 and Rule 11.9(a)(4) or cancelled, without routing away to another trading center. The System will default to the displayed price sliding process and short sale price sliding process for an EDGA Only Order unless the User has entered instructions not to use any of the processes.

(A) An EDGA Only Order that, at the time of entry, would cross a Protected Quotation will be repriced to the locking price and ranked at such price in the EDGA Book. An EDGA Only Order that, if at the time of entry, would create a violation of Rule 610(d) of Regulation NMS by locking or crossing a Protected Quotation will be displayed by the System at one minimum price variation ("MVP") below the current NBO (for bids) or to one MVP above the current NBB (for offers) (collectively, the "displayed price sliding process"). In the event the NBBO changes such that the EDGA Only Order at the original locking price would not lock or cross a Protected Quotation, the order will receive a new timestamp, and will be displayed at the original locking price.

(B) An EDGA Only Order that, at the time of entry, could not be executed or displayed pursuant to Rule 201 of Regulation SHO will be re-priced by the System to prevent execution or display at or below the current NBB (such entire process called the "short sale price sliding process"). Any EDGA Only order subject to such re-pricing by the System will be re-priced to display at one MPV above the current NBB ("Permitted Price"). Following the initial adjustment provided for in this paragraph (B), the EDGA Only Order will, to reflect declines in the NBB, continue to be re-priced at the lowest Permitted Price down to the order's original limit price, or if a market order, until the order is filled. The order will receive a new timestamp each time it is re-priced.

(C) Alternatively, following the initial adjustment provided for in paragraph (B), the EDGA Only Order may, in accordance with the User's instructions, provided that in all cases the display or execution of such lower prices does not violate Rule 201 of Regulation SHO: (i) be re-priced one additional time to a price that is above the current NBB but equal to the NBB at the time the EDGA Only Order was received and receive a new timestamp; or (ii) not be adjusted further.

(D) In the event the NBB changes such that the price of a Non-Displayed Order subject to short sale price sliding would lock or cross the NBB, the Non-Displayed Order will receive a new timestamp, and will be re-priced by the System to a Permitted Price .

(E) EDGA Only Orders marked "short exempt" shall not be subject to the short sale price sliding process.

(5) *Post Only Order*. An order that is to be ranked and executed on the Exchange pursuant to Rule 11.8 and Rule 11.9(a)(4) or cancelled, as appropriate, without routing away to another trading center except that the order will not remove liquidity from the EDGA Book absent an order instruction to the contrary. A EDGA Post Only Order will be subject to the displayed price sliding process and short sale price sliding process unless a User has entered instructions not to use the either or both processes as set forth in paragraph (c)(4) above.

(6) *Pegged Order*. A limit order whose price is automatically adjusted by the System in response to changes in the NBBO. A User entering a Pegged Order can specify that order's price will either be at or inferior to the NBBO by an amount set by the User. If a Pegged Order displayed on the Exchange would lock the market, the price of the order will be automatically

adjusted by the System to one minimum price variation below the current NBO (for bids) or to one minimum price variation above the current NBB (for offers). A new timestamp is created for the order each time it is automatically adjusted. Pegged Orders are not eligible for routing pursuant to Rule 11.9(b)(1).

(7) *Mid-Point Peg Order.* A limit order whose price is automatically adjusted by the System in response to changes in the NBBO to be pegged to the midpoint of the NBBO. A new timestamp is created for the order each time it is automatically adjusted. Mid-Point Peg Orders are not eligible for routing pursuant to Rule 11.9(b)(1) and are not displayed on the Exchange, unless the User elects to route the order pursuant to the RMPT Routing Option defined in Rule 11.9(b)(2)(t).

Pursuant to Rule 11.9(a)(3), Mid-Point Peg Orders will not trade with any other orders when (i) the price of the Upper Price Band moves below an existing Protected Bid; or (ii) the Lower Price Band moves above an existing Protected Offer. Mid-Point Peg Orders will resume trading against other orders when the conditions in (i) or (ii) no longer exist.

(8) *Non-Displayed Order.* A market or limit order that is not displayed on the Exchange. A Non-Displayed Order is ranked based on the specified limit price and time of order entry in accordance with Rule 11.8(a)(2) and is available for potential execution against incoming marketable orders in accordance with Rule 11.9(a)(4)(A)-(B).

(9) *Destination Specific Order.* A market or limit order that instructs the System to route the order to a specified away trading center or centers, after exposing the order to the EDGA Book. Destination Specific Orders that are not executed in full after routing away are processed by the Exchange as described below in Rule 11.9(a)(4), save where the User has provided instructions that the order reside on the book of the relevant away trading center.

(10) *Destination-on-Open Order.* A market or limit order that instructs the System to route the order to a specified away trading center to participate in said trading center's opening process, without being processed by the System as described below in Rule 11.9(a)(4), and which after participating in such opening process will be returned to the EDGA Book for execution and/or display, to the extent unfilled.

(11) *Stop Order.* A stop order is an order that becomes a market order when the stop price is elected. A stop order to buy is elected when the security trades at, or above, the specified stop price. A stop order to sell is elected when the security trades on the Exchange at, or below, the specified stop price.

(12) *Stop Limit Order.* A stop limit order is an order that becomes a limit order when the stop price is elected. A stop limit order to buy is elected when the security trades at, or above, the specified stop price. A stop limit order to sell becomes a sell limit order when the security trades at, or below, the specified stop price.

(13) *Discretionary Order.* Orders to buy or sell a stated amount of a security at a specified, undisplayed price (the "discretionary price"), as well as at a specified, displayed price ("displayed price").

(14) *Route Peg Order.* A non-displayed limit order that posts to the EDGA Book, and thereafter is eligible for execution at the NBB for buy orders and NBO for sell orders against routable orders that are equal to or less than the size of the Route Peg Order. Route Peg Orders are passive, resting orders on the EDGA Book and do not take liquidity. Route Peg Orders may be entered, cancelled, and cancelled/replaced prior to and during Regular Trading Hours. Route Peg Orders are eligible for execution in a given security during Regular Trading Hours, except that, even after the commencement of Regular Trading Hours, Route Peg Orders are not eligible for execution (1) in the opening cross, and (2) until such time that regular session orders in that security can be posted to the EDGA Book. A Route Peg Order does not execute at a price that is inferior to a Protected Quotation, and is not be permitted to execute if the NBBO is locked or crossed. Any and all remaining, unexecuted Route Peg Orders are cancelled at the conclusion of Regular Trading Hours.

Filed but not yet operative change to Rule 11.5(c)(15), as proposed by SR-EDGA-2012-44 and as amended by SR-EDGA-2012-47, are set forth below. A change to the operative date from on or about November 19, 2012 to on or about April 15, 2013 has been filed with the SEC. New text is underlined; deletions are bracketed.

(15)[– (16)] [Reserved.] NBBO Offset Peg Order. An NBBO Offset Peg Order is a limit order that, upon entry, is automatically priced by the System at the Designated Percentage (as defined in Rule 11.21(d)(2)(D)) away from the then current NBB (in the case of an order to buy) or NBO (in the case of an order to sell), or if there is no NBB or NBO at such time, at the Designated Percentage away from the last reported sale from the responsible single plan processor. Users may submit NBBO Offset Peg Orders to the Exchange starting at the beginning of the Pre-Opening Session, but the order is not executable or automatically priced until the beginning of Regular Trading Hours and expires at the end of Regular Trading Hours. Upon reaching the Defined Limit (as defined in Rule 11.21(d)(2)(F)), the price of an NBBO Offset Peg Order bid or offer will be automatically adjusted by the System to the Designated Percentage away from the then current NBB or NBO, respectively, or if there is no NBB or NBO at such time, to the Designated Percentage away from the last reported sale from the responsible single plan processor. If an NBBO Offset Peg Order bid or offer moves a specified number of percentage points away from the Designated Percentage toward the then current NBB or NBO, the price of such bid or offer will be automatically adjusted by the System to the Designated Percentage away from the then current NBB and NBO. If there is no NBB or NBO at such time, the order will be automatically adjusted by the System to the Designated Percentage away from the last reported sale from the responsible single plan processor. In the event that pricing an NBBO Offset Peg Order at the Designated Percentage away from the then current NBB or NBO, or, if there is no NBB or NBO, to the Designated Percentage away from the last reported sale from the responsible single plan processor, would result in the order exceeding its limit price, the order will be cancelled or rejected. In the absence of an NBB or NBO and last reported sale, the order will be cancelled or rejected. NBBO Offset Peg Orders are not eligible for routing pursuant to Rule 11.9(b)(2) and are always displayed on the Exchange. Notwithstanding the availability of the NBBO Offset Peg Order functionality, a User acting as a Market Maker remains responsible for entering, monitoring, and re-submitting, as applicable, quotations that meet the requirements of Rule 11.21(d). A new timestamp is created for the order each time that it is automatically adjusted.

(16) Reserved.

(17) *Mid-Point Discretionary Order.* A limit order to buy that is displayed at and pegged to the NBB, with discretion to execute at prices up to and including the mid-point of the NBBO, and a limit order to sell that is displayed at and pegged to the NBO, with discretion to execute at prices down to and including the mid-point of the NBBO. Notwithstanding the foregoing, if a Mid-Point Discretionary Order is entered with a limit price, then its displayed price, and discretion to the mid-point of the NBBO, is bound by such limit price. A Mid-Point Discretionary Order to buy or sell with a limit price that is less than the prevailing NBB or higher than the prevailing NBO, respectively, is posted to the EDGA Book at its limit price. The displayed prices of Mid-Point Discretionary Orders are derived from the NBB or NBO, and cannot independently establish or maintain the NBB or NBO. Mid-Point Discretionary Orders in stocks priced at $1.00 or more can only be executed in sub-penny increments when they execute at the mid-point of the NBBO against contra side Mid-Point Peg Orders, as defined in paragraph (c)(7) hereof, and against other Mid-Point Discretionary Orders. A new time stamp is created for a Mid-Point Discretionary Order to buy or sell each time its displayed price is automatically adjusted based on a change in the NBB or NBO, respectively. Mid-Point Discretionary Orders are not eligible for routing pursuant to Rule 11.9(b)(1).

Pursuant to Rule 11.9(a)(3), Mid-Point Discretionary Orders will only execute at their displayed prices and not within their discretionary ranges when (i) the price of the Upper Price Band moves below an existing Protected Bid; or (ii) the Lower Price Band moves above an existing Protected Offer. Mid-Point Discretionary Orders will resume trading against other orders in their discretionary range when the conditions in (i) or (ii) no longer exist.

(18) Attributable Order. An order that is designated for display (price and size) including the Member's market participant identifier ("MPID").

(19) Non-Attributable Order. An order that is designated for display (price and size) on an anonymous basis by the Exchange.

(d) *Intermarket Sweep Orders.*

(1) The System will accept incoming Intermarket Sweep Orders ("ISO") (as such term is defined in Regulation NMS). In order to be eligible for treatment as an Intermarket Sweep Order, the limit order must be marked "ISO" and the User entering the order must simultaneously route one or more additional limit orders marked "ISO," as necessary, to away markets to execute against the full displayed size of any Protected Quotation for the security with a price that is superior to the limit price of the Intermarket Sweep Order entered in the System. Such orders, if they meet the requirements of the foregoing sentence, may be executed at one or multiple price levels in the System without regard to Protected Quotations at away markets consistent with Regulation NMS (*i.e.*, may trade through such quotations). The Exchange relies on the marking of an order as an ISO order when handling such order, and thus, it is the entering Member's responsibility, not the Exchange's responsibility, to comply with the requirements of

Regulation NMS relating to Intermarket Sweep Orders. ISOs are not eligible for routing pursuant to Rule 11.9(b)(1).

(2) The term "Directed Intermarket Sweep Order" ("Directed ISO") shall mean, for any order so designated, an ISO entered by a User that bypasses the System and is immediately routed by the Exchange to an away trading center specified by the User for execution. It is the entering Member's responsibility, not the Exchange's responsibility, to comply with the requirements of Regulation NMS relating to Intermarket Sweep Orders.

(e) *Cancel/Replace Messages.* A User may, by appropriate entry in the System, cancel or replace an existing order entered by the User, subject to the following limitations.

(1) Orders may only be cancelled or replaced if the order has a time-in-force term other than IOC and if the order has not yet been executed.

(2) If an order has been routed to another trading center, the order will be placed in a "Pending" state until the routing process is completed. Executions that are completed when the order is in the "Pending" state will be processed normally.

(3) Only the price and quantity terms of the order may be changed by a Replace Message (including changing a limit order to a market order). If a User desires to change any other terms of an existing order the existing order must be cancelled and a new order must be entered.

(4) Notwithstanding anything to the contrary in these Exchange Rules, no cancellation or replacement of an order will be effective until such message has been received and processed by the System.

[Adopted March 12, 2010; amended October 20, 2010 (SR-EDGA-2010-15); amended December 13, 2010 (SR-EDGA-2010-25), amended February 25, 2011 (SR-EDGA-2011-05); amended March 18, 2011 (SR-EDGA-2011-07), amended July 15, 2001 (SR-EDGA-2011-21); amended April 2, 2012 (SR-EDGA-2012-06); amended June 8, 2012 (SR-EDGA-2012-22); amended August 24, 2012 (SR-EDGA-2012-28); amended September 24, 2012 (SR-EDGA-2012-34); amended April 8, 2013 (SR-EDGA-2013-08)]

Rule 11.6. Units of Trading

One hundred (100) shares shall constitute a "round lot," any amount less than 100 shares shall constitute an "odd lot," and any amount greater than 100 shares that is not a multiple of a round lot shall constitute a "mixed lot".

Rule 11.7. Price Variations

(a) Bids, offers, orders or indications of interests in securities traded on the Exchange shall not be made in an increment smaller than:

(1) $0.01 if those bids, offers or indications of interests are priced equal to or greater than $1.00 per share; or

(2) $0.0001 if those bids, offers or indications of interests are priced less than $1.00 per share and the security is an NMS stock pursuant to Commission Rule 600(b)(46) and is trading on the Exchange; or

(3) Any other increment established by the Commission for any security which has been granted an exemption from the minimum price increments requirements of Commission Rule 612(a) or 612(b).

Rule 11.8. Priority of Orders

(a) *Ranking.* Orders of Users shall be ranked and maintained in the EDGA Book based on the following priority:

(1) The highest-priced order to buy (or lowest-priced order to sell) shall have priority over all other orders to buy (or orders to sell) in all cases.

(2) Subject to the Execution Process described below, where orders to buy (or sell) are made at the same price, the order clearly established as the first entered into the System at such particular price shall have precedence at that price, up to the number of shares of stock specified in the order. The System shall execute equally priced trading interest within the System in time priority in the following order:

(A) Displayed size of limit orders;

(B) Non-displayed limit orders and the reserve quantity of Reserve Orders;

(C) Mid-Point Discretionary Orders as set forth in Rule 11.5(c)(17) and discretionary range of Discretionary Orders as set forth in Rule 11.5(c)(13); and

(D) Route Peg Orders as set forth in Rule 11.5(c)(14).

(3) Market participants may direct that orders entered into the System not execute against orders entered under the same MPID. In such a case, the System will not permit such orders to execute against one another, regardless of priority ranking.

(4) In the event an order has been cancelled or replaced in accordance with Rule 11.5(e) above, such order only retains priority if such modification involves a decrease in the size of the order. Any other modification to an order, including an increase in the size of the order and/or price change, will result in such order losing priority as compared to other orders in the EDGA Book and the timestamp for such order being revised to reflect the time of the modification.

(5) Except as provided in subparagraph (a)(7) hereof, in the event that less than the full size of an order is executed, the unexecuted size of the order shall retain priority at the same limit price in accordance with paragraphs (1) and (2) above.

(6) The displayed quantity of a Reserve Order shall have time priority as of the time of display. If the displayed quantity of the Reserve Order is decremented such that 99 shares or

fewer would be displayed, the displayed portion of the Reserve Order shall be refreshed for (i) the original displayed quantity, or (ii) the entire reserve quantity, if the remaining reserve quantity is smaller than the original displayed quantity. A new timestamp is created both for the refreshed and reserved portion of the order each time it is refreshed from reserve.

(7) If a Route Peg Order is executed in part, the remaining portion of the order shall continue to be eligible for execution and shall be assigned a new time priority and new timestamp, until either the remaining size is exhausted or the Route Peg Order is cancelled by the Member.

(8) If the Upper (Lower) Price Band moves so that the price of a buy (sell) order resting on the EDGA Book would consequently be above (below) the Upper (Lower) Price Band, such order will be re-priced and displayed at a price equal to the Upper (Lower) Price Band, provided a new time stamp, and prioritized based on its existing time stamp at the time the new Price Bands are established. If an order is resting on the Book at a price equal to the Upper (Lower) Price Band, such order will not be re-priced but will be provided a new time stamp and prioritized based on its existing time stamp at the time the new Price Bands are established.

(b) *Dissemination.* The best-ranked order(s) to buy and the best-ranked order(s) to sell that are displayable in the EDGA Book and the aggregate displayed size of such orders associated with such prices shall be collected and made available to quotation vendors for dissemination pursuant to the requirements of Rule 602 of Regulation NMS.

[Adopted March 12, 2010; amended March 18, 2011 (SR-EDGA-2011-07); amended June 8, 2012 (SR-EDGA-2012-22); amended August 24, 2012 (SR-EDGA-2012-28); amended April 8, 2013 (SR-EDGA-2013-08)]

Rule 11.9. Order Execution

(a) Execution. Subject to the restrictions under these Exchange Rules or the Act and the rules and regulations thereunder, orders shall be matched for execution in accordance with this Rule 11.9.

(1) Compliance with Regulation SHO. For any execution of a short sale order to occur on the Exchange when a short sale price test restriction under Rule 201 of Regulation SHO is in effect for the covered security, the price must be above the current NBB, unless the sell order was initially displayed by the System at a price above the then current NBB or is marked "short exempt" pursuant to Regulation SHO.

(2) Compliance with Regulation NMS. For any execution to occur during Regular Trading Hours, the price must be equal to or better than the Protected NBBO, unless the order is marked ISO or unless the execution falls within another exception set forth in Rule 611(b) of Regulation NMS. For any execution to occur during the Pre-Opening Session or the Post-Closing Session, the price must be equal to or better than the highest bid or lowest offer. For purposes of this Rule 11.9, any order falling within the parameters of this paragraph shall be referred to as "executable." An order will be cancelled back to the User, if based on market conditions, User instructions, applicable Exchange Rules and /or the Act and the rules and regulations thereunder,

such order is not executable, cannot be routed to another Trading Center pursuant to Rule 11.9(b)(1) below and cannot be posted to the EDGA Book.

(3) Compliance with the requirements of the Plan. Except as provided in Section VI of the Plan, for any executions to occur during Regular Trading Hours, such executions must occur at a price that is greater than or equal to the Lower Price Band and less than or equal to the Upper Price Band, when such Price Bands are disseminated.

(A) Where a non-routable buy (sell) order is entered into the System at a price less (greater) than or equal to the Upper (Lower) Price Band, such order will be posted to the EDGA Book or executed, unless (i) the order is an IOC Order, in which case it will be cancelled if not executed, or (ii) the User has entered instructions to cancel the order.

(B) When a non-routable buy (sell) order arrives at a price greater (less) than the Upper (Lower) Price Band, the Exchange will re-price such order and display such buy (sell) order at the price of the Upper (Lower) Price Band. If the price of the Upper (Lower) Price Band moves above (below) a non-routable buy (sell) order's displayed posting price, such buy (sell) order will not be adjusted further and will remain posted at the original price at which it was posted to the EDGA Book. If the Upper (Lower) Price Band crosses a non-routable buy (sell) order resting on the EDGA Book, such buy (sell) order will be re-priced to the price of the Upper (Lower) Price Band.

(C) A description of the behavior of routable market and limit orders in response to the Plan is found in Rule 11.9(b)(1)(B).

(D) Where a short sale order is entered into the System with a limit price below the Lower Price Band and a short sale price test restriction under Rule 201 of Regulation SHO is in effect for the covered security, the System will re-price such order to the Lower Price Band as long as the Lower Price Band is at a Permitted Price. When a short sale order is entered into the System with a limit price above the Lower Price Band and a short sale price test restriction under Rule 201 of Regulation SHO is in effect for the covered security, the System will re-price such order, if necessary, at a Permitted Price pursuant to Exchange Rule 11.5(c)(4).

(E) Pursuant to Section IV of the Plan, all Trading Centers in NMS Stocks, including those operated by Members of the Exchange, shall establish, maintain, and enforce written policies and procedures that are reasonably designed to comply with the requirements specified in Section VI of the Plan, and to comply with the Trading Pauses specified in Section VII of the Plan.

(4) *Execution against EDGA Book.* An incoming order shall first attempt to be matched for execution against orders in the EDGA Book.

(A) An incoming order to buy will be automatically executed to the extent that it is priced at an amount that equals or exceeds any order to sell in the EDGA Book and is executable, as defined above. Such order to buy shall be executed at the price(s) of the lowest order(s) to sell having priority in the EDGA Book.

(B) An incoming order to sell will be automatically executed to the extent that it is priced at an amount that equals or is less than any other order to buy in the EDGA Book and is executable, as defined above. Such order to sell shall be executed at the price(s) of the highest order(s) to buy having priority in the EDGA Book.

(b) Routing

(1) *Routing to Away Trading Centers*. Unless the terms of the order direct the Exchange not to route such order away (*e.g.*, a EDGA Only Order), if a market or marketable limit order has not been executed in its entirety pursuant to paragraph (a)(4) above, the order shall be eligible for routing away pursuant to one or more of the routing options listed under paragraph (b)(2) below.

(A) Regulation SHO. An order marked "short" when a short sale price test restriction pursuant to Rule 201 of Regulation SHO is in effect is not eligible for routing by the Exchange. If an order is ineligible for routing due to the short sale price test restriction and such order is an IOC order, then the order will be cancelled. For any other order ineligible for routing due to a short sale price test restriction, the Exchange will post the unfilled balance of the order to the EDGA Book, treat the order as if it was an EDGA Only Order, and subject it to the short sale price sliding process, as described in Rule 11.5(c)(4).

(B) The Plan.

(i) In order to comply with the Plan, a routable buy (sell) market or routable marketable limit order will be routed by the Exchange only when the NBO (NBB) is or becomes executable according to the Plan, which would be when the NBO is less than or equal to the Upper Price Band (NBB is greater than or equal to the Lower Price Band). According to the Plan, the NBO (NBB) is or becomes non-executable when the NBO is greater than the Upper Price Band (the NBB is less than the Lower Price Band) ("Non-Executable").

Except for routing strategies SWPA, SWPB and SWPC, for purposes of the below subparagraphs, routing strategies that access all Protected Quotations include ROUT, ROUX, ROUC, ROUE and ROOC. Routing strategies that do not access all Protected Quotations include all other routing strategies listed in Rule 11.9(b)(2), as described below.

(I) Routable Market Orders. For routing strategies that access all Protected Quotations, if the NBO (NBB) is Non-Executable and a buy (sell) market order is placed, the System will default to re-price such buy (sell) market order and display it at the price of the Upper (Lower) Price

Band and will continue to re-price it to the price of the Upper (Lower) Price Band as the Upper (Lower) Price Band adjusts, so long as the buy (sell) market order does not move above (below) its market collar price, as defined in Rule 11.5(a)(2), or alternatively, such buy (sell) market order may be cancelled pursuant to User instruction. For all other routing strategies that do not access all Protected Quotations, routable market orders will not be re-priced and displayed at the price of the Upper (Lower) Price Band and will instead be cancelled if the NBO (NBB) is Non-Executable.

If the Upper (Lower) Price Band crosses a routable buy (sell) order resting on the EDGA Book, such buy (sell) order will be re-priced to the price of the Upper (Lower) Price Band.

(II) Routable Limit Orders. If the price of (i) a routable buy (sell) limit order that is entered into the System or (ii) the unfilled balance of such order that is returned from routing to away Trading Centers is greater (less) than the Upper (Lower) Price Band and is ineligible for routing as a result of the NBO (NBB) being or having become Non-Executable, then the System will default to re-price such buy (sell) order and display it at the price of the Upper (Lower) Price Band, or alternatively, it may be cancelled pursuant to User instruction. For routing strategies that access all Protected Quotations, if the Upper (Lower) Price Band subsequently moves above (below) the routable buy (sell) order's posting price, such routable order will continue to be re-priced to the Upper (Lower) Price Band until the order reaches its limit price. For all other routing strategies that do not access all Protected Quotations, the routable order will not be re-priced to a price above (below) the original price at which it was posted to the EDGA Book.

If the Upper (Lower) Price Band crosses a routable buy (sell) order resting on the EDGA Book, such buy (sell) order will be re-priced to the price of the Upper (Lower) Price Band.

(ii) Re-routing. For routing strategies that access all Protected Quotations, when the Upper (Lower) Price Band adjusts such that the NBO (NBB) becomes executable, a routable buy (sell) market or marketable limit order will be eligible to be re-routed by the Exchange.

(iii) Routing strategies SWPA, SWPB and SWPC (together, "SWP"), as described in Rule 11.9(b)(3), are eligible for routing in accordance with the Plan as follows: the System will immediately cancel orders utilizing an SWP routing strategy when an order to buy utilizing an SWP routing strategy has a limit price that is greater than the Upper Price Band or if a sell order utilizing an SWP routing strategy has a limit price that is less than the Lower Price Band.

(C) Routing of Market Orders. With respect to an order that is eligible for routing, the System will designate market orders as IOC or ISO and will cause such orders to be routed for execution to one or more Trading Centers (as defined in Rule 2.11) for potential execution, per the entering User's instructions, in compliance with Rule 611 under Regulation NMS, Regulation SHO, and the Plan. After the System receives responses to orders that were routed away, to the extent an order is not executed in full through the routing process, the System will process the balance of such order as follows. Depending on parameters set by the User when the incoming order was originally entered, the System will either: (i) process the unfilled balance of an order as a EDGA Only Order pursuant to Rule 11.5(c)(4), or (ii) repeat the process described in paragraph (a)(4) above and this paragraph (b)(1)(C) by executing against the EDGA Book and/or routing orders to other market centers until the original, incoming order is executed in its entirety.

(D) Routing of Marketable Limit Orders. With respect to an order that is eligible for routing, the System will designate marketable limit orders as IOC or ISO and will cause such orders to be routed for execution to one or more Trading Centers (as defined in Rule 2.11)for potential execution, per the entering User's instructions, in compliance with Rule 611 under Regulation NMS, Regulation SHO, and the Plan. After the System receives responses to orders that were routed away, to the extent an order is not executed in full through the routing process, the System will process the balance of such order as follows. Depending on parameters set by the User when the incoming order was originally entered, the System will either: (i) process the unfilled balance of an order as a EDGA Only Order pursuant to Rule 11.5(c)(4), or (ii) repeat the process described in paragraph (a)(4) above and this paragraph (b)(1)(D) by executing against the EDGA Book and/or routing orders to other market centers until the original, incoming order is executed in its entirety or its limit price is reached. If the order's limit price is reached, the order will be posted in the EDGA Book.

(2) *Routing Options*. The System provides a variety of routing options. Routing options may be combined with all available order types and times-in-force, with the exception of order types and times-in-force whose terms are inconsistent with the terms of a particular routing option. The System will consider the quotations only of accessible markets. The term "System routing table" refers to the proprietary process for determining the specific trading venues to which the System routes orders and the order in which it routes them. The Exchange reserves the right to route orders simultaneously or sequentially, maintain a different System routing table for different routing options and to modify the System routing table at any time without notice. Users may elect that any remainder of an order be posted to the EDGX Exchange, Inc. ("EDGX") for any of the routing options noted below, except those in paragraphs (a), (n)-(q) and (t). The System routing options are:

(a) ROUC. ROUC is a routing option under which an order checks the System for available shares and then is sent to destinations on the System routing table, Nasdaq

OMX BX, and NYSE. If shares remain unexecuted after routing, they are posted on the EDGX book.

(b) ROUD. ROUD is a routing option under which an order checks the System for available shares and then is sent to destinations on the System routing table. If shares remain unexecuted after routing, they are posted on the book, unless otherwise instructed by the User.

(c) The following routing strategies check the System for available shares and then are sent to destinations on the System routing table. If shares remain unexecuted after routing, they are posted on the book, unless otherwise instructed by the User.

(i) ROUE
(ii) ROUT
(iii) ROUX
(iv) ROUQ
(v) ROUZ
(vi) ROBB
(vii) ROCO

(d) INET. INET is a routing option under which an order checks the System for available shares and then is sent to Nasdaq. If shares remain unexecuted after routing, they are posted on the Nasdaq book, unless otherwise instructed by the User.

(e) ROBA. ROBA is a routing option under which an order checks the System for available shares and then is sent, as an immediate or cancel (IOC) order, to BATS BZX Exchange. If shares remain unexecuted after routing, they are posted on the book, unless otherwise instructed by the User.

(f) ROBX. ROBX is a routing option under which an order checks the System for available shares and then is sent, as an immediate or cancel (IOC) order, to Nasdaq BX Exchange. If shares remain unexecuted after routing, they are posted on the book, unless otherwise instructed by the User.

(g) ROBY. ROBY is a routing option under which an order checks the System for available shares and then is sent, as an immediate or cancel (IOC) order, to BATS BYX Exchange. If shares remain unexecuted after routing, they are posted on the book, unless otherwise instructed by the User.

(h) RDOT. RDOT is a routing option under which an order checks the System for available shares and then is sent to destinations on the System routing table. If shares remain unexecuted after routing, they are sent to the NYSE and can be re-routed by the NYSE. Any remainder will be posted to the NYSE, unless otherwise instructed by the User.

(i) RDOX. RDOX is a routing option under which an order checks the System for available shares, is then sent to the NYSE and can be re-routed by the NYSE. If shares remain unexecuted after routing, they are posted on the NYSE book, unless otherwise instructed by the User.

(j) ROLF. ROLF is a routing option under which an order checks the System for available shares and then is sent to LavaFlow ECN. Any remainder will be posted to LavaFlow ECN, unless otherwise instructed by the User.

(k) ROPA. ROPA is a routing option under which an order checks the System for available shares and then is sent, as an immediate or cancel (IOC) order, to NYSE Arca. If shares remain unexecuted after routing, they are posted on the book, unless otherwise instructed by the User.

(l) IOCX. IOCX is a routing option under which an order checks the System for available shares and then is sent, as an immediate or cancel (IOC) order, to EDGX. If shares remain unexecuted after routing, they are posted on the book, unless otherwise instructed by the User.

(m) IOCT. IOCT is a routing option under which an order checks the System for available shares and then is sent to destinations on the System routing table. If shares remain unexecuted after routing, they are sent to EDGX. If shares remain unexecuted after routing, they are posted on the book, unless otherwise instructed by the User.

(n) ROOC. ROOC is a routing option for orders that the entering firm wishes to designate for participation in the opening or closing process of a primary listing market (NYSE, Nasdaq, NYSE Amex, or NYSE Arca) if received before the opening/closing time of such market. If shares remain unexecuted after attempting to execute in the opening or closing process, they are either posted to the book, executed, or routed like a ROUT routing option, as described in paragraph (c), above.

(o) SWPA. SWPA is a routing option under which an order checks the System for available shares and then is sent to only Protected Quotations and only for displayed size. To the extent that any portion of the routed order is unexecuted, the remainder is cancelled back to the User. The entire SWPA order will not be cancelled back to the User immediately if at the time of entry there is an insufficient share quantity in the SWPA order to fulfill the displayed size of all Protected Quotations.

(p) SWPB. SWPB is a routing option under which an order checks the System for available shares and then is sent to only Protected Quotations and only for displayed size. To the extent that any portion of the routed order is unexecuted, the remainder is cancelled back to the User. The entire SWPB order will be cancelled back to the User immediately if at the time of entry there is an insufficient share quantity in the SWPB order to fulfill the displayed size of all Protected Quotations.

(q) SWPC. SWPC is a routing option under which an order checks the System for available shares and then is sent to only Protected Quotations and only for displayed size. To the extent that any portion of the order is unexecuted, the remainder is posted on the book at the order's limit price. The entire SWPC order will not be cancelled back to the User immediately if at the time of entry there is an insufficient share quantity in the SWPC order to fulfill the displayed size of all Protected Quotations.

(r) IOCM. IOCM is a routing option under which an order checks the System for available shares and then is sent, as an immediate or cancel (IOC) Mid-Point Match order, to EDGX._If shares remain unexecuted after routing, they are posted on the book, unless otherwise instructed by the User.

(s) ICMT. ICMT is a routing option under which an order checks the System for available shares, then is sent to destinations on the System routing table and then is sent, as an immediate or cancel (IOC) Mid-Point Match order,to EDGX as an IOC Mid-Point Match order. If shares remain unexecuted after routing, they are posted on the book, unless otherwise instructed by the User.

(t) RMPT. RMPT is a routing option under which a Mid-Point Peg Order checks the System for available shares and any remaining shares are then sent to destinations on the System routing table that support midpoint eligible orders. If any shares remain unexecuted after routing, they are posted on the EDGA book as a Mid-Point Peg Order, unless otherwise instructed by the User.

(c) *Priority of Routed Orders*. Orders sent by the System to Trading Centers do not retain time priority with respect to other orders in the System and the System shall continue to execute other orders while routed orders are away at another Trading Center. Once routed by the System, an order becomes subject to the rules and procedures of the destination market including, but not limited to, short-sale regulation and order cancellation. Requests from Users to cancel their orders while the order is routed away to another trading center and remains outside the System shall be processed, subject to the applicable trading rules of the relevant trading center. If a routed order is subsequently returned, in whole or in part, that order, or its remainder, shall receive a new timestamp reflecting the time of its return to the System. Following the routing process described above, unless the terms of the order direct otherwise, any unfilled portion of the order originally entered into the System shall be ranked in the EDGA Book in accordance with the terms of such order under Rule 11.8 and such order shall be eligible for execution under this Rule 11.9.

(d) *Display of Automated Quotations*. The System will be operated as an "automated market center" within the meaning of Regulation NMS, and in furtherance thereof, will display "automated quotations" within the meaning of Regulation NMS at all times except in the event that a systems malfunction renders the System incapable of displaying automated quotations. The Exchange shall communicate to Users its procedures concerning a change from automated to "manual quotations" (as defined in Regulation NMS).

(e) *Self-Help*. The Exchange intends to take advantage of the self-help provisions of Regulation NMS. Pursuant to the self-help provisions, the System may execute a transaction that would constitute a trade-through of a Protected Quotation displayed on another trading center if such trading center is experiencing a failure, material delay, or malfunction of its systems or equipment. If another trading center publishing a Protected Quotation repeatedly fails to respond within one second to orders sent by the System to access the trading center's Protected Quotation, the System may disregard those Protected Quotations when routing, displaying, canceling or executing orders on the Exchange. When invoking self-help, the Exchange will:

(1) Notify the non-responding trading center immediately after (or at the same time as) electing self-help; and

(2) Assess whether the cause of the problem lies with the System and, if so, taking immediate steps to resolve the problem instead of invoking self-help.

(f) *Anti-Internalization Qualifier ("AIQ") Modifiers*. Any incoming order designated with an AIQ modifier will be prevented from executing against a resting opposite side order also designated with an AIQ modifier and originating from the same market participant identifier ("MPID"), Exchange Member identifier or AIQ Group identifier (any such identifier, a "Unique Identifier"). The AIQ modifier on the incoming order controls the interaction between two orders marked with AIQ modifiers.

(1) AIQ Cancel Newest ("CN"). An incoming order marked with the "CN" modifier will not execute against opposite side resting interest marked with any AIQ modifier originating from the same Unique Identifier. The incoming order marked with the CN modifier will be cancelled back to the originating User(s). The resting order marked with an AIQ modifier will remain on the book.

(2) AIQ Cancel Oldest ("CO"). An incoming order marked with the "CO" modifier will not execute against opposite side resting interest marked with any AIQ modifier originating from the same Unique Identifier. The resting order marked with the AIQ modifier will be cancelled back to the originating User(s). The incoming order marked with the CO modifier will remain on the book.

(3) AIQ Decrement and Cancel ("DC"). An incoming order marked with the "DC" modifier will not execute against opposite side resting interest marked with any AIQ modifier originating from the same Unique Identifier. If both orders are equivalent in size, both orders will be cancelled back to the originating User(s). If the orders are not equivalent in size, the smaller order will be cancelled back to the originating User(s) and the larger order will be decremented by the size of the smaller order, with the balance remaining on the book.

(4) AIQ Cancel Both ("CB"). An incoming order marked with the "CB" modifier will not execute against opposite side resting interest marked with any AIQ modifier originating from the same Unique Identifier. The entire size of both orders will be cancelled back to the originating User(s).

(5) AIQ Cancel Smallest ("CS"). An incoming order marked with the CS modifier will not execute against opposite side resting interest marked with any AIQ modifier originating from the same Unique Identifier. If both orders are equivalent in size, both orders will be cancelled back to the originating User(s). If the orders are not equivalent in size, the smaller of

the two orders will be cancelled back to the originating User and the larger order will remain on the book.

(g) *Market Access.* In addition to the Exchange Rules regarding routing to away trading centers, DE Route, as defined in Rule 2.11, has, pursuant to Rule 15c3-5 under the Act, implemented certain tests designed to mitigate the financial and regulatory risks associated with providing the Exchange's Members with access to such away trading centers. Pursuant to the policies and procedures developed by DE Route to comply with Rule 15c3-5, if an order or series of orders are deemed to be erroneous or duplicative, would cause the entering Member's credit exposure to exceed a preset credit threshold, or are non-compliant with applicable pre-trade regulatory requirements (as defined in Rule 15c3-5), DE Route will reject such orders prior to routing and/or seek to cancel any orders that have been routed.

[Adopted March 12, 2010; amended November 30, 2010 (SR-EDGA-2010-19); amended January 21, 2011 (SR-EDGA-2011-01); amended February 25, 2011 (SR-EDGA-2011-05); amended March 18, 2011 (SR-EDGA-2011-07); amended April 1, 2011 (SR-EDGA-2011-09); amended May 5, 2011 (SR-EDGA-2011-16); amended July 13, 2011 (SR-EDGA-2011-20); amended December 5, 2011 (SR-EDGA-2011-37); amended January 24, 2012 (SR-EDGA-2011-40); amended April 2, 2012 (SR-EDGA-2012-06); amended June 21, 2012 (SR-EDGA-2012-25); amended April 8, 2013 (SR-EDGA-2013-08)]

Rule 11.10. Trade Execution and Reporting

(a) Executions occurring as a result of orders matched against the EDGA Book shall be reported by the Exchange to an appropriate consolidated transaction reporting system to the extent required by the Act and the rules and regulations thereunder. Executions occurring as a result of orders routed away from the System shall be reported to an appropriate consolidated transaction reporting system by the relevant reporting trading center. The Exchange shall promptly notify Users of all executions of their orders as soon as such executions take place.

(b) The Exchange shall identify all trades executed pursuant to an exception or exemption from Rule 611 of Regulation NMS in accordance with specifications approved by the operating committee of the relevant national market system plan for an NMS stock. If a trade is executed pursuant to both the intermarket sweep order exception of Rule 611(b)(5) of Regulation NMS and the self-help exception of Rule 611(b)(1) of Regulation NMS, such trade shall be identified as executed pursuant to the intermarket sweep order exception.

Rule 11.11. Clearance and Settlement; Anonymity

(a) All transactions through the facilities of the Exchange shall be cleared and settled through a registered clearing agency using a continuous net settlement system. This requirement may be satisfied by direct participation, use of direct clearing services, or by entry into a correspondent clearing arrangement with another member that clears trades through such an agency.

(b) Notwithstanding paragraph (a), transactions may be settled "ex clearing" provided that both parties to the transaction agree.

(c) Each transaction executed within the System is executed on a locked-in basis and shall be automatically processed for clearance and settlement.

(d) The transaction reports produced by the System will indicate the details of transactions executed in the System but shall not reveal contra party identities. Except as set forth in paragraph (e) below, transactions executed in the System will also be cleared and settled anonymously.

(e) Except as required by any registered clearing agency, the Exchange will reveal the identity of a Member or Member's clearing firm in the following circumstances:

(1) for regulatory purposes or to comply with an order of a court or arbitrator; or

(2) when a registered clearing agency ceases to act for a Member or the Member's clearing firm, and determines not to guarantee the settlement of the Member's trades.

Rule 11.12. LIMITATION OF LIABILITY

(a) NEITHER THE EXCHANGE NOR ITS AGENTS, EMPLOYEES, CONTRACTORS, OFFICERS, DIRECTORS, SHAREHOLDERS, COMMITTEE MEMBERS OR AFFILIATES ("EXCHANGE RELATED PERSONS") SHALL BE LIABLE TO ANY USER OR MEMBER, OR SUCCESSORS, REPRESENTATIVES OR CUSTOMERS THEREOF, OR ANY PERSONS ASSOCIATED THEREWITH, FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE:

(1) GROWING OUT OF THE USE OR ENJOYMENT OF ANY FACILITY OF THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, THE SYSTEM; OR

(2) ARISING FROM OR OCCASIONED BY ANY INACCURACY, ERROR OR DELAY IN, OR OMISSION OF OR FROM THE COLLECTION, CALCULATION, COMPILATION, MAINTENANCE, REPORTING OR DISSEMINATION OF ANY INFORMATION DERIVED FROM THE SYSTEM OR ANY OTHER FACILITY OF THE EXCHANGE, RESULTING EITHER FROM ANY ACT OR OMISSION BY THE EXCHANGE OR ANY EXCHANGE RELATED PERSON, OR FROM ANY ACT CONDITION OR CAUSE BEYOND THE REASONABLE CONTROL OF THE EXCHANGE OR ANY EXCHANGE RELATED PERSON, INCLUDING, BUT NOT LIMITED TO, FLOOD, EXTRAORDINARY WEATHER CONDITIONS, EARTHQUAKE OR OTHER ACTS OF GOD, FIRE, WAR, TERRORISM, INSURRECTION, RIOT, LABOR DISPUTE, ACCIDENT, ACTION OF GOVERNMENT, COMMUNICATIONS OR POWER FAILURE, OR EQUIPMENT OR SOFTWARE MALFUNCTION.

(b) EACH MEMBER EXPRESSLY AGREES, IN CONSIDERATION OF THE ISSUANCE OF ITS MEMBERSHIP IN THE EXCHANGE, TO RELEASE AND DISCHARGE THE EXCHANGE AND ALL EXCHANGE RELATED PERSONS OF AND FROM ALL CLAIMS AND DAMAGES ARISING FROM THEIR ACCEPTANCE AND USE OF THE FACILITIES OF THE EXCHANGE (INCLUDING, WITHOUT LIMITATION, THE SYSTEM).

(c) NEITHER THE EXCHANGE NOR ANY EXCHANGE RELATED PERSON MAKES ANY EXPRESS OR IMPLIED WARRANTIES OR CONDITIONS TO USERS AS TO RESULTS THAT ANY PERSON OR PARTY MAY OBTAIN FROM THE SYSTEM FOR TRADING OR FOR ANY OTHER PURPOSE, AND ALL WARRANTIES OF

MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, TITLE, AND NON-INFRINGEMENT WITH RESPECT TO THE SYSTEM ARE HEREBY DISCLAIMED.

(d) NOTWITHSTANDING PARAGRAPH (a) ABOVE, AND SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, THE EXCHANGE MAY COMPENSATE MEMBERS FOR LOSSES RESULTING DIRECTLY FROM THE MALFUNCTION OF THE EXCHANGE'S PHYSICAL EQUIPMENT, DEVICES AND/OR PROGRAMMING OR THE NEGLIGENT ACTS OR OMISSIONS OF ITS EMPLOYEES.

(1) AS TO THE AGGREGATE OF ALL CLAIMS MADE BY ALL MEMBERS UNDER THIS RULE DURING A SINGLE CALENDAR MONTH, THE EXCHANGE SHALL NOT BE LIABLE IN EXCESS OF THE LARGER OF $500,000, OR THE AMOUNT OF ANY RECOVERY OBTAINED BY THE EXCHANGE UNDER ANY APPLICABLE INSURANCE MAINTAINED BY THE EXCHANGE.

(2) IN THE EVENT THAT ALL OF THE CLAIMS MADE UNDER THIS RULE CANNOT BE FULLY SATISFIED BECAUSE IN THE AGGREGATE THEY EXCEED THE APPLICABLE MAXIMUM LIMITATIONS PROVIDED IN THIS RULE, THEN THE MAXIMUM PERMITTED AMOUNT WILL BE PROPORTIONALLY ALLOCATED AMONG ALL SUCH CLAIMS ARISING DURING A SINGLE CALENDAR MONTH BASED ON THE PROPORTION THAT EACH SUCH CLAIM BEARS TO THE SUM OF ALL SUCH CLAIMS.

(3) ALL CLAIMS FOR COMPENSATION PURSUANT TO THIS RULE SHALL BE IN WRITING AND MUST BE SUBMITTED NO LATER THAN 12:00 P.M. ET ON THE NEXT BUSINESS DAY FOLLOWING THE DAY ON WHICH THE USE OF THE EXCHANGE GAVE RISE TO SUCH CLAIMS.

ONCE IN RECEIPT OF A CLAIM, THE EXCHANGE WILL VERIFY THAT: (i) A VALID ORDER WAS ACCEPTED INTO THE EXCHANGE'S SYSTEMS; AND (ii) AN EXCHANGE SYSTEM FAILURE OR A NEGLIGENT ACT OR OMISSION OF AN EXCHANGE EMPLOYEE OCCURRED DURING THE EXECUTION OR HANDLING OF THAT ORDER.

[Adopted March 12, 2010; Amended July 22, 2010 (SR-EDGA-2010-08)]

Rule 11.13. Clearly Erroneous Executions

The provisions of paragraphs (c), (e)(2), (f), and (g) of this Rule, as amended on September 10, 2010, and the provisions of paragraph (i), shall be in effect during a pilot period set to end on September 30, 2013. If the pilot is not either extended or approved permanent by September 30, 2013, the prior versions of paragraphs (c), (e)(2), (f), and (g) shall be in effect, and the provisions of paragraph (i) shall be null and void.

(a) *Definition.* For purposes of this Rule, the terms of a transaction executed on the Exchange are "clearly erroneous" when there is an obvious error in any term, such as price, number of shares or other unit of trading, or identification of the security. A transaction made in clearly erroneous error and cancelled by both parties or determined by the Exchange to be clearly erroneous will be removed from the Consolidated Tape.

(b) *Request and Timing of Review.* A Member that receives an execution on an order that was submitted erroneously to the Exchange for its own or customer account may request that the Exchange review the transaction under this Rule. An Officer of the Exchange or such other employee designee of the Exchange ("Officer") shall review the transaction under dispute and determine whether it is clearly erroneous, with a view toward maintaining a fair and orderly market and the protection of investors and the public interest. Such request for review shall be made in writing via e-mail or other electronic means specified from time to time by the Exchange in a circular distributed to Members.

(1) *Requests for Review.* Requests for review must be received within thirty (30) minutes of execution time and shall include information concerning the time of the transaction(s), security symbol(s), number of shares, price(s), side (bought or sold), and factual basis for believing that the trade is clearly erroneous. Upon receipt of a timely filed request that satisfies the numerical guidelines set forth in Section (c)(1) of this Rule, the counterparty to the trade shall be notified by the Exchange as soon as practicable, but generally within 30 minutes. An Officer may request additional supporting written information to aid in the resolution of the matter. If requested, each party to the transaction shall provide, within thirty (30) minutes of the request, any supporting written information. Either party to the disputed trade may request the supporting written information provided by the other party on the matter.

(2) *Routed Executions.* Other market centers will generally have an additional 30 minutes from receipt of their participant's timely filing, but no longer than 60 minutes from the time of the execution at issue, to file with the Exchange for review of transactions routed to the Exchange from that market center and executed on the Exchange.

(c) *Thresholds.* Determinations of whether an execution is clearly erroneous will be made as follows:

(1) *Numerical Guidelines.* Subject to the provisions of paragraph (c)(3) below, a transaction executed during the Regular Market Session or the Pre-Opening and Post-Closing Session shall be found to be clearly erroneous if the price of the transaction to buy (sell) that is the subject of the complaint is greater than (less than) the Reference Price by an amount that equals or exceeds the Numerical Guidelines set forth below. The execution time of the transaction under review determines whether the threshold is Regular Market Session or Pre-Opening or Post-Closing Session (which occurs before and after the Regular Market Session). The Reference Price will be equal to the consolidated last sale immediately prior to the execution(s) under review except for: (A) Multi-Stock Events involving twenty or more securities, as described in (c)(2) below; (B) transactions not involving a Multi-Stock Event as described in paragraph (c)(2) that trigger a trading pause in securities included in the S&P 500®

Index, Russell 1000 Index, or the pilot list of Exchange Traded Products originally included in the circuit breaker pilot referenced in Interpretation .01 of Rule 11.14 (collectively, "Original Circuit Breaker Securities") and subsequent transactions, as described in paragraph (c)(4) below, in which case the Reference Price shall be determined in accordance with that paragraph (c)(4); and (C) in other circumstances, such as, for example, relevant news impacting a security or securities, periods of extreme market volatility, sustained illiquidity, or widespread system issues, where use of a different Reference Price is necessary for the maintenance of a fair and orderly market and the protection of investors and the public interest.

Reference Price, Circumstance or Product	Regular Market Session Numerical Guidelines (Subject transaction's % difference from the Reference Price):	Pre-Opening and Post-Closing Session Numerical Guidelines (Subject transaction's % difference from the Reference Price):
Greater than $0.00 up to and including $25.00	10%	20%
Greater than $25.00 up to and including $50.00	5%	10%
Greater than $50.00	3%	6%
Multi-Stock Event – Filings involving five or more but less than twenty, securities whose executions occurred within a period of five minutes or less	10%	10%
Multi-Stock Event – Filings involving twenty or more securities whose executions occurred within a period of five minutes or less	30%, subject to the terms of paragraph (c)(2) below	30%, subject to the terms of paragraph (c)(2) below
Leveraged ETF/ETN securities	Regular Market Session Numerical Guidelines multiplied by the leverage multiplier (ie. 2x)	Regular Market Session Numerical Guidelines multiplied by the leverage multiplier (ie. 2x)

(2) *Multi-Stock Events Involving Twenty or More Securities.* During Multi-Stock Events involving twenty or more securities the number of affected transactions may be such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest. In such circumstances, the Exchange may use a Reference Price other than consolidated last sale. With the exception of those securities under review that are Original Circuit Breaker Securities and subject to an individual stock trading pause as described in paragraph (c)(4) below, and to ensure consistent application across market centers when this paragraph is invoked, the Exchange will promptly coordinate with the other market centers to determine the appropriate review period, which may be greater than the period of five minutes or

less that triggered application of this paragraph, as well as select one or more specific points in time prior to the transactions in question and use transaction prices at or immediately prior to the one or more specific points in time selected as the Reference Price. The Exchange will nullify as clearly erroneous all transactions that are at prices equal to or greater than 30% away from the Reference Price in each affected security during the review period selected by the Exchange and other markets consistent with this paragraph.

(3) *Additional Factors*. Except in the context of a Multi-Stock Event involving five or more securities, and individual stock trading pauses in Original Circuit Breaker Securities as described in paragraph (c)(4) below an Officer may also consider additional factors to determine whether an execution is clearly erroneous, including but not limited to, systems malfunctions or disruptions, volume and volatility for the security, derivative securities products that correspond to greater than 100% in the direction of a tracking index, news released for the security, whether trading in the security was recently halted/resumed, whether the security is an IPO, whether the security was subject to a stock-split, reorganization, or other corporate action, overall market conditions, Pre-Opening and Post-Closing Session executions, validity of the consolidated tape's trades and quotes, consideration of primary market indications, and executions inconsistent with the trading pattern in the stock. Each additional factor shall be considered with a view toward maintaining a fair and orderly market and the protection of investors and the public interest.

(4) *Individual Stock Trading Pauses in Original Circuit Breaker Securities*. For purposes of this paragraph, the phrase "Trading Pause Trigger Price" shall mean the price that triggered a trading pause in Original Circuit Breaker Securities. All trading pauses triggered in NMS stocks that are not included in Original Circuit Breaker Securities shall be reviewed under the same provisions of Rule 11.13 as non pause-triggered events. The Trading Pause Trigger Price reflects a price calculated by the primary listing market over a rolling five-minute period and may differ from the execution price of a transaction that triggered a trading pause. In the event a primary listing market issues an individual stock trading pause in Original Circuit Breaker Securities, and regardless of whether the security at issue is part of a Multi-Stock Event involving five or more securities as described in paragraphs (c)(1) and (c)(2) above, the Exchange shall utilize the Trading Pause Trigger Price as the Reference Price for any transactions that trigger a trading pause and subsequent transactions occurring before the trading pause is in effect on the Exchange. The Exchange will rely on the primary listing market that issued an individual stock trading pause to determine and communicate the Trading Pause Trigger Price for such stock. Notwithstanding the discretion otherwise provided by the first sentence of paragraph (g) below, the Exchange shall review, on its own motion pursuant to paragraph (g), transactions that trigger a trading pause in Original Circuit Breaker Securities and subsequent transactions occurring before the trading pause is in effect on the Exchange. In connection with the review of transactions pursuant to this paragraph, the Exchange will apply the Numerical Guidelines set forth in paragraph (c)(1) above other than the Numerical Guidelines applicable to Multi-Stock Events. In conducting this review, and notwithstanding anything to the contrary contained in paragraph (c)(1), where a trading pause was triggered in Original Circuit Breaker Securities by a price decline (rise), the Exchange will limit its review to transactions that executed at a price lower (higher) than the Trading Pause Trigger Price.

(d) *Outlier Transactions*. In the case of an Outlier Transaction, an Officer may at its sole discretion, and on a case-by-case basis, consider requests received pursuant to subsection (b) of this Rule after 30 minutes, but not longer than sixty minutes after the transaction in question, depending on the facts and circumstances surrounding such request.

(1) "Outlier Transaction" means a transaction where:

(A) the execution price of the security is greater than three times the current Numerical Guidelines set forth in Paragraph (c)(1) of this Section, or

(B) the execution price of the security in question is not within the Outlier Transaction parameters set forth in Paragraph (d)(1)(A) of the Section but breaches the 52-week high or 52-week low, the Exchange may consider Additional Factors as outlined in 11.13(c)(3), in determining if the transaction qualifies for further review or if the Exchange shall decline to act.

(e) *Review Procedures*.

(1) *Determination by Officer*. Unless both parties to the disputed transaction agree to withdraw the initial request for review, the transaction under dispute shall be reviewed, and a determination shall be rendered by the Officer. If the Officer determines that the transaction is not clearly erroneous, the Officer shall decline to take any action in connection with the completed trade. In the event that the Officer determines that the transaction in dispute is clearly erroneous, the Officer shall declare the transaction null and void. A determination shall be made generally within 30 minutes of receipt of the complaint, but in no case later than the start of the Regular Market Session on the following trading day. The parties shall be promptly notified of the determination.

(2) Appeals. If a Member affected by a determination made under this Rule so requests within the time permitted below, the Clearly Erroneous Execution Panel ("CEE Panel") will review decisions made by the Officer under this Rule, including whether a clearly erroneous execution occurred and whether the correct determination was made; provided however that the CEE Panel will not review decisions made by an officer under paragraph (f) of this Rule if such officer also determines under paragraph (f) of this Rule that the number of the affected transactions is such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest, and further provided that with respect to rulings made by the Exchange in conjunction with one or more additional market centers, the number of affected transactions is similarly such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest and, hence, are also non-appealable.

(A) The CEE Panel will consist of the Exchange's Chief Regulatory Officer ("CRO"), or a designee of the CRO, and representatives from two (2) Members.

(B) The Exchange shall designate at least ten (10) Member representatives to be called upon to serve on the CEE Panel as needed. In no case shall a CEE Panel include a person affiliated with a party to the trade in question. To the extent reasonably possible, the Exchange shall call upon the designated representatives to participate on a CEE Panel on an equally frequent basis.

(3) A request for review on appeal must be made via e-mail within thirty (30) minutes after the party making the appeal is given notification of the initial determination being appealed. The CEE Panel shall review the facts and render a decision as soon as practicable, but generally on the same trading day as the execution(s) under review. On requests for appeal received between 3:00 ET and the close of trading in the Post-Closing Session, a decision will be rendered as soon as practicable, but in no case later than the trading day following the date of the execution under review.

(4) The CEE Panel may overturn or modify an action taken by the Officer under this Rule. All determinations by the CEE Panel shall constitute final action by the Exchange on the matter at issue.

(5) If the CEE Panel votes to uphold the decision made pursuant to Rule 11.13 (e)(1), the Exchange will assess a $500.00 fee against the Member(s) who initiated the request for appeal.

(6) Any determination by an officer or by the CEE Panel shall be rendered without prejudice as to the rights of the parties to the transaction to submit their dispute to arbitration.

(f) *System Disruption or Malfunctions.* In the event of any disruption or a malfunction in the operation of any electronic communications and trading facilities of the Exchange in which the nullification of transactions may be necessary for the maintenance of a fair and orderly market or the protection of investors and the public interest exist, the Officer of the Exchange or such other senior level employee designee, on his or her own motion, may review such transactions and declare such transactions arising out of the operation of such facilities during such period null and void. In such events, the Officer of the Exchange or such other senior level employee designee will rely on the provisions of paragraphs (c)(1)–(3) of this Rule, but in extraordinary circumstances may also use a lower Numerical Guideline if necessary to maintain a fair and orderly market, protect investors and the public interest. Absent extraordinary circumstances, any such action of the Officer of the Exchange or such other senior level employee designee pursuant to this paragraph (f) shall be taken within thirty (30) minutes of detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Officer of the Exchange or such other senior level employee designee must be taken by no later than the start of Regular Session Trading on the day following the date of execution(s) under review. Each Member involved in the transaction shall be notified as soon as practicable, and the Member aggrieved by the action may appeal such action in accordance with the provisions of paragraphs (e)(2)-(4).

(g) *Officer of the Exchange or such other senior level employee designee Acting On Own Motion.* An Officer of the Exchange or such other senior level employee designee, acting on its own motion, may review potentially erroneous executions and declare trades null and void or shall decline to take any action in connection with the completed trade(s). In such events, the

Officer of the Exchange or such other senior level employee designee will rely on the provisions of paragraphs (c)(1)–(4) of this Rule. Absent extraordinary circumstances, any such action of the Officer of the Exchange or such other senior level employee designee shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Officer of the Exchange or such other senior level employee designee must be taken by no later than the start of the Regular Market Session on the trading day following the date of execution(s) under review. When such action is taken independently, each party involved in the transaction shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of subparagraphs (e)(2)-(4) above.

(h) *Trade Nullification for UTP Securities that are Subject of Initial Public Offerings ("IPOs").* Pursuant to SEC Rule 12f-2, as amended, the Exchange may extend unlisted trading privileges to a security that is the subject of an initial public offering when at least one transaction in the subject security has been effected on the national securities exchange or association upon which the security is listed and the transaction has been reported pursuant to an effective transaction reporting plan. A clearly erroneous error may be deemed to have occurred in the opening transaction of the subject security if the execution price of the opening transaction on the Exchange is the lesser of $1.00 or 10% away from the opening price on the listing exchange or association. In such circumstances, the Officer of the Exchange or such other senior level employee designee shall declare the opening transaction null and void or shall decline to take action in connection with the completed trade(s). Clearly erroneous executions of subsequent transactions of the subject security will be reviewed in the same manner as the procedure set forth in (e)(1). Absent extraordinary circumstances, any such action of the Officer of the Exchange or such other senior level employee designee pursuant to this subsection (h) shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Officer of the Exchange or such other senior level employee designee must be taken by no later than the start of Regular Session Trading on the day following the date of execution(s) under review. Each party involved in the transaction shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of subsection (e)(2)-(4) above.

(i) *Securities Subject to Limit Up-Limit Down Plan.* For purposes of this paragraph, the phrase "Limit Up-Limit Down Plan" or "Plan" shall mean the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS under the Act. The provisions of paragraphs (a) through (h) above shall govern all Exchange transactions, including transactions in securities subject to the Plan, other than as set forth in this paragraph (i). If as a result of an Exchange technology or systems issue any transaction occurs outside of the applicable price bands disseminated pursuant to the Plan, an Officer of the Exchange or senior level employee designee, acting on his or her own motion or at the request of a third party, shall review and declare any such trades null and void. Absent extraordinary circumstances, any such action of the Officer of the Exchange or other senior level employee designee shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Officer of the Exchange or other senior level employee designee must be taken by no later than the start of Regular Trading Hours on the trading day following the date on which the execution(s) under review occurred. Each Member involved in the transaction shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2) above. In the event that a single plan processor experiences a technology or systems issue that prevents the dissemination of price bands, the Exchange will make the determination of whether to nullify transactions based on paragraphs (a) through (h) above.

[Adopted March 12, 2010; amended September 10, 2010 (SR-EDGA-2010-03); amended December 9, 2010 (SR-EDGA-2010-24); amended April 5, 2011 (SR-EDGA-2011-12); amended May 4, 2011 (SR-EDGA-2011-15); amended August 5, 2011 (SR-EDGA-2011-25); amended August 8, 2011 (SR-EDGA-2011-26); amended January 11, 2012 (SR-EDGA-2012-02); amended July 18, 2012 (SR-EDGA-2012-30); amended January 31, 2013 (SR-EDGA-2013-06); amended April 8, 2013 (SR-EDGA-2011-31), (SR-EDGA-2011-31, Amendment No. 1) and (SR-EDGA-2013-05)]

Rule 11.14. Trading Halts Due to Extraordinary Market Volatility

This Rule shall be in effect during a pilot period to coincide with the pilot period for the Regulation NMS Plan to Address Extraordinary Market Volatility. If the pilot is not either extended or approved permanently at the end of the pilot period, the prior version of Rule 11.14 shall be in effect.

(a) Trading in all stocks will halt on the Exchange and will not reopen for the time periods described in this Rule if there is a Level 1, 2, or 3 Market Decline.

(1) For purposes of this Rule, a Market Decline means a decline in price of the S&P 500® Index between 9:30 a.m. and 4:00 p.m. on a trading day as compared to the closing price of the S&P 500® Index for the immediately preceding trading day. The Level 1, Level 2 and Level 3 Market Declines that will be applicable for the trading day will be publicly disseminated by the primary listing market before 9:30 a.m.

(2) A "Level 1 Market Decline" means a Market Decline of 7%.

(3) A "Level 2 Market Decline" means a Market Decline of 13%.

(4) A "Level 3 Market Decline" means a Market Decline of 20%.

(b) Halts in Trading.

(1) If a Level 1 Market Decline or a Level 2 Market Decline occurs after 9:30 a.m. and up to and including 3:25 p.m. or in the case of an early scheduled close, 12:25 p.m., trading in all stocks will halt on the Exchange for 15 minutes after a Level 1 or Level 2 Market Decline. Trading in all stocks will halt on the Exchange based on a Level 1 or Level 2 Market Decline only once per trading day. Trading in all stocks will not halt on the Exchange if a Level 1 Market Decline or a Level 2 Market Decline occurs after 3:25 p.m. or in the case of an early scheduled close, 12:25 p.m.

(2) If a Level 3 Market Decline occurs at any time during the trading day, trading in all stocks will halt on the Exchange until the primary listing market opens the next trading day.

(c) Re-opening of Trading

(1) The re-opening of trading following a trading halt under this Rule will be conducted pursuant to procedures adopted by the Exchange and communicated by notice to its Members.

(2) If the primary listing market halts trading in all stocks, trading will halt on the Exchange in those stocks until trading has resumed on the primary listing market or notice has been received from the primary listing market that trading may resume. If the primary listing market does not re-open a security within 15 minutes following the end of the 15-minute halt period, the Exchange may resume trading in that security.

(d) If a primary listing market issues an individual stock trading pause in any NMS stock the Exchange will pause trading in that security until trading has resumed on the primary listing market. If, however, trading has not resumed on the primary listing market and ten minutes have passed since the individual stock trading pause message has been received from the responsible single plan processor, the Exchange may resume trading in such stock.

During Phase 1 of the Plan, an individual stock trading pause in Tier 1 NMS Stocks that are subject to the requirements of the Plan shall be subject to Section VII (Trading Pauses) of the Plan. Tier 1 NMS Stocks not yet subject to the requirements of the Plan and Tier 2 NMS Stocks shall be subject to the requirements set forth in this subsection of the Rule. Once the Plan has been fully implemented and all NMS stocks are subject to the Plan, this subsection of the Rule will no longer apply.

(e) On the occurrence of any trading halt pursuant to this Rule 11.14, all outstanding Post Only orders in the System will be cancelled.

(f) Nothing in this Rule 11.14 should be construed to limit the ability of the Exchange to otherwise halt, suspend, or pause the trading in any stock or stocks traded on the Exchange pursuant to any other Exchange rule or policy.

Interpretations and Policies:

.01 The provisions of paragraph (d) of this Rule shall be in effect during a pilot set to end on the earlier of the initial date of operations of the Regulation NMS Plan to Address Extraordinary Market Volatility or February 4, 2014.

[Adopted March 12, 2010; amended June 10, 2010 (SR-EDGA-2010-01); amended July 13, 2010 (SR-EDGA-2010-07); amended September 10, 2010 (SR-EDGA-2010-05); amended December 8, 2010 (SR-EDGA-2010-23); amended April 5, 2011 (SR-EDGA-2011-11); amended May 4, 2011 (SR-EDGA-2011-15); amended August 5, 2011 (SR-EDGA-2011-24); amended January 11, 2012 (SR-EDGA-2012-01); amended July 18, 2012 (SR-EDGA-2012-31); amended January 30, 2013 (SR-EDGA-2013-04); amended April 8, 2013 (SR-EDGA-2011-31), (SR-EDGA-2011-31, Amendment No. 1), (SR-EDGA-2013-05) and (SR-EDGA-2013-08)]

Rule 11.15. Short Sales
All short sale orders shall be identified as "short" or "short exempt" when entered into the System. If marked "short exempt," the Exchange shall execute, display and/or route an order without regard to any short sale price test restriction in effect under Regulation SHO. The Exchange relies on the marking of an order as "short exempt" when handling such order, and thus, it is the entering Member's responsibility, not the Exchange's responsibility, to comply with the requirements of Regulation SHO relating to marking of orders as "short exempt."

[Adopted March 12, 2010; amended February 25, 2011 (SR-EDGA-2011-05)]

Rule 11.16. Locking or Crossing Quotations in NMS Stocks
(a) *Definitions*. For purposes of this Rule 11.16, the following definitions shall apply:

(1) The terms automated quotation, effective national market system plan, intermarket sweep order, manual quotation, NMS stock, protected quotation, regular trading hours, and trading center shall have the meanings set forth in Rule 600(b) of Regulation NMS.

(2) The term crossing quotation shall mean the display of a bid for an NMS stock during regular trading hours at a price that is higher than the price of an offer for such NMS stock previously disseminated pursuant to an effective national market system plan, or the display of an offer for an NMS stock during regular trading hours at a price that is lower than the price of a bid for such NMS stock previously disseminated pursuant to an effective national market system plan.

(3) The term locking quotation shall mean the display of a bid for an NMS stock during regular trading hours at a price that equals the price of an offer for such NMS stock previously disseminated pursuant to an effective national market system plan, or the display of an offer for an NMS stock during regular trading hours at a price that equals the price of a bid for such NMS stock previously disseminated pursuant to an effective national market system plan.

(b) *Prohibition*. Except for quotations that fall within the provisions of paragraph (d) of this Rule, the System shall not make available for dissemination, and Users shall reasonably avoid displaying, and shall not engage in a pattern or practice of displaying, any quotations that lock or cross a protected quotation, and any manual quotations that lock or cross a quotation previously disseminated pursuant to an effective national market system plan.

(c) *Manual quotations*. If a User displays a manual quotation that locks or crosses a quotation previously disseminated pursuant to an effective national market system plan, such User shall promptly either withdraw the manual quotation or route an intermarket sweep order to execute against the full displayed size of the locked or crossed quotation.

(d) *Exceptions*.

(1) The locking or crossing quotation was displayed at a time when the trading center displaying the locked or crossed quotation was experiencing a failure, material delay, or malfunction of its systems or equipment.

(2) The locking or crossing quotation was displayed at a time when a protected bid was higher than a protected offer in the NMS stock.

(3) The locking or crossing quotation was an automated quotation, and the User displaying such automated quotation simultaneously routed an intermarket sweep order to execute against the full displayed size of any locked or crossed protected quotation.

(4) The locking or crossing quotation was a manual quotation that locked or crossed another manual quotation, and the User displaying the locking or crossing manual quotation simultaneously routed an intermarket sweep order to execute against the full displayed size of the locked or crossed manual quotation.

Rule 11.17 (Reserved)

Rule 11.18. Registration of Market Makers

(a) An applicant for registration as a Market Maker shall file an application in writing on such form as the Exchange may prescribe. Applications shall be reviewed by the Exchange, which shall consider such factors including, but not limited to, capital, operations, personnel, technical resources and disciplinary history. Each Market Maker must have and maintain minimum net capital of at least the amount required under Rule 15c3-1 under the Exchange Act.

(b) An applicant's registration as a Market Maker shall become effective upon receipt by the Member of notice of an approval of registration by the Exchange.

(c) The registration of a Market Maker may be suspended or terminated by the Exchange if the Exchange determines that:

(1) The Market Maker has substantially or continually failed to engage in dealings in accordance with Rule 11.21 or elsewhere in these Rules;

(2) The Market Maker has failed to meet the minimum net capital conditions set forth under paragraph (a) above;

(3) The Market Maker has failed to maintain fair and orderly markets; or

(4) The Market Maker does not have at least one registered Market Maker Authorized Trader ("MMAT") qualified to perform market making activities as set forth in Rule 11.19(b)(5). A MMAT whose registration is suspended pursuant to this paragraph (c) shall not be deemed qualified within the meaning of this subsection.

(d) Any registered Market Maker may withdraw its registration by giving written notice to the Exchange. The Exchange may require a certain minimum prior notice period for withdrawal, and may place such other conditions on withdrawal and re-registration following withdrawal, as it deems appropriate in the interest of maintaining fair and orderly markets.

(e) Any person aggrieved by any determination under this Rule 11.18 or Rules 11.19 or 11.20 below may seek review under Chapter X of Exchange Rules governing adverse action.

(f) Registered Market Makers are designated as dealers on the Exchange for all purposes under the Exchange Act and the rules and regulations thereunder.

[Adopted December 15, 2011 (SR-EDGA-2011-29)]

Rule 11.19. Obligations of Market Maker Authorized Traders

(a) *General.* MMATs are permitted to enter orders only for the account of the Market Maker for which they are registered.

(b) *Registration of Market Maker Authorized Traders.* The Exchange may, upon receiving an application in writing from a Market Maker on a form prescribed by the Exchange, register a person as a MMAT.

(1) MMATs may be officers, partners, employees or other associated persons of Members that are registered with the Exchange as Market Makers.

(2) To be eligible for registration as a MMAT, a person must successfully complete the General Securities Representative Examination (Series 7) or equivalent foreign examination module approved by the Exchange and any other training and/or certification programs as may be required by the Exchange.

(3) The Exchange may require a Market Maker to provide any and all additional information the Exchange deems necessary to establish whether registration should be granted.

(4) The Exchange may grant a person conditional registration as a MMAT subject to any conditions it considers appropriate in the interest of maintaining a fair and orderly market.

(5) A Market Maker must ensure that a MMAT is properly qualified to perform market making activities, including, but not limited to, ensuring the MMAT has met the requirements set forth in paragraph (b)(2) of this Rule.

(c) *Suspension or Withdrawal of Registration.*

(1) The Exchange may suspend or withdraw the registration previously given to a person to be a MMAT if the Exchange determines that:

(A) the person has caused the Market Maker to fail to comply with the securities laws, rules and regulations or the By-Laws, Rules and procedures of the Exchange;

(B) the person is not properly performing the responsibilities of a MMAT;

(C) the person has failed to meet the conditions set forth under Paragraph (b) above; or

(D) the MMAT has failed to maintain fair and orderly markets.

(2) If the Exchange suspends the registration of a person as a MMAT, the Market Maker must not allow the person to submit orders into the System.

(3) The registration of a MMAT will be withdrawn upon the written request of the Member for which the MMAT is registered. Such written request shall be submitted on a form prescribed by the Exchange.

[Adopted December 15, 2011 (SR-EDGA-2011-29)]

Rule 11.20. Registration of Market Makers in a Security

(a) A Market Maker may become registered in a newly authorized security or in a security already admitted to dealings on the Exchange by filing a security registration form with the Exchange. Registration in the security shall become effective on the same day as the Exchange's approval of the registration, unless otherwise provided by the Exchange. In considering the approval of the registration of the Market Maker in a security, the Exchange may consider:

(1) the financial resources available to the Market Maker;

(2) the Market Maker's experience, expertise and past performance in making markets, including the Market Maker's performance in other securities;

(3) the Market Maker's operational capability;

(4) the maintenance and enhancement of competition among Market Makers in each security in which the Market Maker is registered;

(5) the existence of satisfactory arrangements for clearing the Market Maker's transactions; and

(6) the character of the market for the security, e.g., price, volatility and relative liquidity.

(b) Voluntary Termination of Security Registration. A Market Maker may voluntarily terminate its registration in a security by providing the Exchange with a written notice of such termination. The Exchange may require a certain minimum, prior notice period for such termination, and may place such other conditions on withdrawal and re-registration following withdrawal, as it deems appropriate in the interest of maintaining fair and orderly markets. A Market Maker that fails to give advanced written notice of termination to the Exchange may be subject to formal disciplinary action pursuant to Chapter VIII of these Rules.

(c) The Exchange may suspend or terminate any registration of a Market Maker in a security or securities under this Rule 11.20 whenever the Exchange determines that:

(1) The Market Maker has not met any of its obligations as set forth in these Rules; or

(2) The Market Maker has failed to maintain fair and orderly markets. A Market Maker whose registration is suspended or terminated pursuant to this Rule 11.20(c) may seek review under Chapter X of Exchange Rules governing adverse action.

(d) Nothing in this Rule 11.20 will limit any other power of the Exchange under the By-Laws, Rules or procedures of the Exchange with respect to the registration of a Market Maker or in respect of any violation by a Market Maker of the provisions of this Rule 11.20.

[Adopted December 15, 2011 (SR-EDGA-2011-29)]

Rule 11.21. Obligations of Market Makers

(a) General. Members who are registered as Market Makers in one or more securities traded on the Exchange must engage in a course of dealings for their own account to assist in the maintenance, insofar as reasonably practicable, of fair and orderly markets on the Exchange in accordance with these Rules. The responsibilities and duties of a Market Maker specifically include, but are not limited to, the following:

(1) Maintain continuous, two-sided quotations consistent with the requirements of paragraph (d) below;

(2) Remain in good standing with the Exchange and in compliance with all Exchange Rules applicable to it;

(3) Inform the Exchange of any material change in financial or operational condition or in personnel;

(4) Maintain a current list of MMATs who are permitted to enter orders on behalf of the Market Maker and provide an updated version of this list to the Exchange upon any change in MMATs; and

(5) Clear and settle transactions through the facilities of a registered clearing agency. This requirement may be satisfied by direct participation, use of direct clearing services or by entering into a correspondent clearing arrangement with another Member that clears trades through such agency.

(b) A Market Maker shall be responsible for the acts and omissions of its MMATs.

(c) If the Exchange finds any substantial or continued failure by a Market Maker to engage in a course of dealings as specified in paragraph (a) of this Rule, such Market Maker will be subject to disciplinary action, including, without limitation, suspension or revocation of its registration by the Exchange in one or more of the securities in which the Market Maker is registered. Nothing in this Rule 11.21 limits any powers of the Exchange under the By-Laws, Rules or procedures of the Exchange with respect to the registration of a Market Maker or in respect of any violation by a Market Maker of the provisions of this Rule 11.21. Any Member aggrieved by any determination under this Rule 11.21 may seek review under Chapter X of the Exchange Rules governing adverse action.

(d) Quotation Requirements and Obligations

(1) *Continuous, Two-Sided Quote Obligation.* For each security in which a Member is registered as a Market Maker, the Member shall be willing to buy and sell such security for its own account on a continuous basis during Regular Trading Hours and shall enter and maintain a two-sided trading interest ("Two-Sided Obligation") that is displayed in the Exchange's System at all times. Interest eligible to be considered as part of a Market Maker's Two-Sided Obligation shall have a displayed quotation size of at least one normal unit of trading (or a larger multiple thereof); provided, however, that a Market Maker may augment its Two-Sided Obligation size to display limit orders priced at the same price as the Two-Sided Obligation. Unless otherwise designated, a "normal unit of trading" shall be 100 shares. After an execution against its Two-Sided Obligation, a Market Maker must ensure that additional trading interest exists in the System to satisfy its Two-Sided Obligation by immediately entering new interest to comply with this obligation to maintain continuous, two-sided quotations.

(2) *Pricing Obligations.* For NMS stocks (as defined in Rule 600 of Regulation NMS), a Market Maker shall adhere to the pricing obligations established by this Rule during Regular Trading Hours; provided, however, that such pricing obligations (i) shall not commence during any trading day until after the first regular way transaction on the primary listing market in the security as reported by the responsible single plan processor, and (ii) shall be suspended during a trading halt, suspension or pause, and shall not re-commence until after the first regular way transaction on the primary listing market in the security following such halt, suspension or pause, as reported by the responsible single plan processor.

(A) Bid Quotations. At the time of entry of bid interest satisfying the Two-Sided Obligation, the price of the bid interest shall be not more than the Designated Percentage away from the then current NBB, or if no NBB, not more than the Designated Percentage away from the last reported sale as reported by the responsible single plan processor. In the event that the NBB (or if no NBB, the last reported sale) increases to a level that would cause the bid interest of the Two-Sided Obligation to be more than the Defined Limit away from the NBB (or if no NBB, the last reported sale), or if the bid is executed or cancelled, the Market Maker shall enter new bid interest at a price not more than the Designated Percentage away from the then current NBB (or if no NBB, the last reported sale).

(B) Offer Quotations. At the time of entry of offer interest satisfying the Two-Sided Obligation, the price of the offer interest shall be not more than the Designated Percentage away from the then current NBO, or if no NBO, not more than the Designated Percentage away from the last reported sale reported by the responsible single plan processor. In the event that the NBO (or if no NBO, the last reported sale) decreases to a level that would cause the offer interest of the Two-Sided Obligation to be more than the Defined Limit away from the NBO (or if no NBO, the last reported sale), or if the offer is executed or cancelled, the Market Maker shall enter new offer interest at a price not more than the Designated Percentage away from the then current NBO (or if no NBO, the last reported sale).

(C) The NBB and NBO, as defined in Rule 1.5, shall be determined by the Exchange in accordance with its procedures for determining Protected Quotations under Rule 600 of Regulation NMS.

(D) For purposes of this Rule, the term "Designated Percentage" shall mean 8% with respect to securities included in the S&P 500® Index and the Russell 1000® Index, as well as a pilot list of Exchange Traded Products for securities subject to an individual stock pause trigger under the applicable rules of a primary listing market ("Original Circuit Breaker Securities"). For times during Regular Trading Hours when stock pause triggers are not in effect under the rules of the primary listing market, the Designated Percentage shall be 20% for Original Circuit Breaker Securities.

(E) The Designated Percentage shall be 28% for all NMS securities that are not Original Circuit Breaker Securities with a price equal to or greater than $1, and 30% for all NMS securities that are not Original Circuit Breaker Securities with a price less than $1.

(F) For purposes of this Rule, the term "Defined Limit" shall mean 9.5% for Original Circuit Breaker Securities. For times during Regular Trading Hours when stock pause triggers are not in effect under the rules of the primary listing market, the Defined Limit shall be 21.5% for Original Circuit Breaker Securities.

(G) The Defined Limit shall be 29.5% for all NMS securities that are not Original Circuit Breaker Securities with a price equal to or greater than $1, and 31.5% for all NMS securities that are not Original Circuit Breaker Securities with a price less than $1.

(H) Nothing in this Rule shall preclude a Market Marker from quoting at price levels that are closer to the NBBO than the levels required by this Rule.

(I) The minimum quotation increment for quotations in the system of $1.00 or above shall be $0.01. The minimum quotation increment in the System for quotations below $1.00 shall be $0.0001.

Interpretation and Policies

.01 The obligation of a Market Maker pursuant to Rule 11.21(a)(3) to "inform the Exchange of any material change in financial or operational condition" includes the requirement to submit a copy to the Exchange of a notice sent to the Securities and Exchange Commission

("SEC") pursuant to Rule 17a-11 under the Exchange Act. The notice to the Exchange must be sent concurrently with the notice sent to the SEC. See also, EDGA Rule 4.2.

[Adopted December 15, 2011 (SR-EDGA-2011-29)]

Rule 11.22. Input of Accurate Information
Members of the Exchange shall input accurate information into the System, including, but not limited to, whether the Member is acting in a principal, agent, or riskless principal capacity for each order it enters. If such capacity is not inputted by the Member for each order it enters, the Member's order will be rejected back by the Exchange.

[Adopted May 2, 2012 (SR-EDGA-2012-14)]

CHAPTER XII. TRADING PRACTICE RULES

Rule 12.1. Market Manipulation

No Member shall execute or cause to be executed or participate in an account for which there are executed purchases of any security at successively higher prices, or sales of any security at successively lower prices, for the purpose of creating or inducing a false, misleading or artificial appearance of activity in such security on the Exchange or for the purpose of unduly or improperly influencing the market price for such security or for the purpose of establishing a price which does not reflect the true state of the market in such security.

Rule 12.2. Fictitious Transactions

No Member, for the purpose of creating or inducing a false or misleading appearance of activity in a security traded on the Exchange or creating or inducing a false or misleading appearance with respect to the market in such security shall:

(a) execute any transaction in such security which involves no change in the beneficial ownership thereof, or

(b) enter any order or orders for the purchase of such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the sale of such security, has been or will be entered by or for the same or different parties, or

(c) enter any order or orders for the sale of any such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the purchase of such security, has been or will be entered by or for the same or different parties.

Rule 12.3. Excessive Sales by a Member

No Member shall execute purchases or sales in any security traded on the Exchange for any account in which such Member is directly or indirectly interested, which purchases or sales are excessive in view of the Member's financial resources or in view of the market for such security.

Rule 12.4. Manipulative Transactions

(a) No Member shall participate or have any interest, directly or indirectly, in the profits of a manipulative operation or knowingly manage or finance a manipulative operation.

(b) Any pool, syndicate or joint account organized or used intentionally for the purpose of unfairly influencing the market price of a security shall be deemed to be a manipulative operation.

(c) The solicitation of subscriptions to or the acceptance of discretionary orders from any such pool, syndicate or joint account shall be deemed to be managing a manipulative operation.

(d) The carrying on margin of a position in such security or the advancing of credit through loans to any such pool, syndicate or joint account shall be deemed to be financing a manipulative operation.

Rule 12.5. Dissemination of False Information

No Member shall make any statement or circulate and disseminate any information concerning any security traded on the Exchange which such Member knows or has reasonable grounds for believing is false or misleading or would improperly influence the market price of such security.

Rule 12.6. Customer Priority

(a) No Member shall (i) personally buy or initiate the purchase of any security traded on the Exchange for its own account or for any account in which it or any associated person of the member is directly or indirectly interested while such a member holds or has knowledge that any person associated with it holds an unexecuted market order to buy such security in the unit of trading for a customer, or (ii) sell or initiate the sale of any such security for any such account while it personally holds or has knowledge that any person associated with it holds an unexecuted market order to sell such security in the unit of trading for a customer.

(b) No Member shall (i) buy or initiate the purchase of any such security for any account in which it or any associated person of the member is directly or indirectly interested at or below the price at which it personally holds or has knowledge that any person associated with it holds an unexecuted limit order to buy such security in the unit of trading for a customer or (ii) sell or initiate the sale of any such security for any such account at or above the price at which it personally holds or has knowledge that any person associated with it holds an unexecuted limit order to sell such security in the unit of trading for a customer.

(c) The provisions of paragraphs (a) and (b) of this Rule shall not apply: (i) to any purchase or sale of any such security in an amount less than the unit of trading made by a member to offset odd-lot orders for customers; (ii) to any purchase or sale of any such security upon terms for delivery other than those specified in such unexecuted market or limit order; or (iii) to any unexecuted order that is subject to a condition that has not been satisfied.

(d) The provisions of paragraphs (a) and (b) of this Rule also shall not apply if a Member engages in trading activity to facilitate the execution, on a riskless principal basis, of another order from its customer (whether its own customer or the customer of another member) (the "facilitated order"). This exemption applies to both offsetting transaction legs of a riskless principal transaction but only to the extent of the actual number of shares that are required to satisfy the facilitated order. A "riskless principal transaction" is defined as two offsetting principal transaction legs in which a Member, (i) after having received an order to buy a security that it holds for execution on the Exchange, purchases the security as principal at the same price, exclusive of markups, markdowns, commissions and other fees, to satisfy all or a portion of the order to buy or (ii) after having received an order to sell a security that it holds for execution on the Exchange, sells the security as principal at the same price, exclusive of markups, markdowns, commissions and other fees, to satisfy all or a portion of the order to sell.

Interpretations and Policies

.01 A Member or any associated person of a Member responsible for entering orders for its own account or any account in which it is directly or indirectly interested shall be presumed to have knowledge of a particular unexecuted customer order. Such presumption can be rebutted by adequate evidence which shows, to the Exchange's satisfaction, that the Member has implemented a reasonable system of internal policies and procedures and has an adequate system of internal controls to prevent the misuse of information about customer orders by those responsible for entering such proprietary orders.

.02 A Member shall be deemed to have violated Rule 12.6 if, while holding a customer limit order (as rounded to a penny increment) representing the NBBO, the Member, for his own account, trades with an incoming market or marketable limit order at a price which is less than one penny better than the price of such customer limit order (not the quoted price) held by such Member.

.03 A Member shall be deemed to have violated Rule 12.6 if, while holding a customer limit order (as rounded to a penny increment) at a price outside the NBBO, the Member, for his own account, trades with an incoming market or marketable limit order at a price which is less than the nearest penny increment to the actual price of the customer limit order (not the quoted price) held by such Member.

Rule 12.7. Joint Activity
No Member, directly or indirectly, shall hold any interest or participation in any joint account for buying or selling in a security traded on the Exchange, unless such joint account is promptly reported to the Exchange. The report should contain the following information for each account:

(a) the name of the account, with names of all participants and their respective interests in profits and losses;

(b) a statement regarding the purpose of the account;

(c) the name of the Member carrying and clearing the account; and

(d) a copy of any written agreement or instrument relating to the account.

Rule 12.8. Influencing the Consolidated Tape
No Member shall attempt to execute a transaction or transactions to buy or sell a security for the purpose of influencing any report appearing on the Consolidated Tape.

Rule 12.9. Trade Shredding
No Member or associated person of a Member may engage in "trade shredding". Trade shredding is conduct that has the intent or effect of splitting any order into multiple smaller orders for execution or any execution into multiple smaller executions for the primary purpose of maximizing a monetary or in-kind amount to be received by the Member or associated person of a Member as a result of the execution of such orders or the transaction reporting of such executions. For purposes of this Rule 12.9, "monetary or in-kind amount" shall be defined to include, but not be limited to, any credits, commissions, gratuities, payments for or rebates of fees, or any other payments of value to the Member or associated person of a Member.

Rule 12.10. Options
(a) No Member shall initiate the purchase or sale on the Exchange for its own account, or for any account in which it is directly or indirectly interested, of any stock of any issuer in which it

holds or has granted any put, call, straddle or option; provided, however, that this prohibition shall not be applicable in respect of any option issued by The Options Clearing Corporation.

(b) No Member acting as an odd-lot dealer shall become interested directly or indirectly, in a pool dealing or trading in the stock of any issuer in which it is an odd-lot dealer, nor shall it acquire or grant directly or indirectly, any option to buy or sell, receive or deliver shares of stock of any issuer in which such Member is an odd-lot dealer, unless such option is issued by The Options Clearing Corporation.

Rule 12.11. Best Execution
In executing customer orders, a Member is not a guarantor of "best execution" but must use the care of a reasonably prudent person in the light of all circumstances deemed relevant by the Member and having regard for the Member's brokerage judgment and experience.

Interpretations and Policies

.01 As part of a Member's fiduciary obligation to provide best execution for its customer limit orders, the Member shall refer to, and comply with, Rule 604 promulgated under the Act.

Rule 12.12. Publication of Transactions and Changes
(a) The Exchange shall cause to be disseminated for publication on the Consolidated Tape all last sale price reports of transactions executed through the facilities of the Exchange pursuant to the requirements of an effective transaction reporting plan approved by the Commission.

(b) To facilitate the dissemination of such last sale price reports, each Member shall cause to be reported to the Exchange, as promptly as possible after execution, all information concerning each transaction required by the effective transaction reporting plan.

(c) An official of the Exchange shall approve any corrections to reports transmitted over the consolidated tape. Any such corrections shall be made within one day after detection of the error.

Rule 12.13. Trading Ahead of Research Reports
(a) No Member shall use any facility of the Exchange to establish, increase, decrease or liquidate an inventory position in a security based on non-public advance knowledge of the content or timing of a research report in that security.

(b) Members must establish, maintain and enforce policies and procedures reasonably designed to restrict or limit the information flow between research department personnel, or other persons with knowledge of the content or timing of a research report, and trading department personnel, so as to prevent trading department personnel from utilizing non-public advance knowledge of the issuance or content of a research report for the benefit of the Member or any other person.

CHAPTER XIII. MISCELLANEOUS PROVISIONS

Rule 13.1. Comparison and Settlement Requirements

(a) Every Member who is a Member of a qualified clearing agency shall implement comparison and settlement procedures under the rules of such entity and every Member who is not such a Member shall implement comparison and settlement procedures which conform to the comparison and settlement requirements of the National Association of Securities Dealers Uniform Practice Code.

(b) For purposes of this Rule, a qualified clearing agency shall mean a clearing agency (as defined in the Act) which has agreed to supply the Exchange with data reasonably requested in order to permit the Exchange to enforce compliance by its Members and Member organizations with the provisions of the Act, the rules and regulations thereunder, and the rules of the Exchange.

(c) Anything contained in paragraph (a) to the contrary notwithstanding, the Board may extend or postpone the time of the delivery of an Exchange transaction whenever, in its opinion, such action is called for by the public interest, by just and equitable principles of trade or by the need to meet unusual conditions. In such case, delivery shall be effected at such time, place and manner as directed by the Board.

Rule 13.2. Short Sale Borrowing and Delivery Requirements

Borrowing and deliveries shall be effected in accordance with Rule 203 of Regulation SHO, under the Exchange Act. The Exchange incorporates by reference Rules 200 (17 CFR 242.200) and 203 (17 CFR 242.203) of Regulation SHO, to this Rule 13.2, as if they were fully set forth herein.

Rule 13.3. Forwarding of Issuer Materials

A Member when so requested by an issuer and upon being furnished with: (1) sufficient copies of annual reports, information statements or other material required by law to be sent to stockholders periodically, and (2) satisfactory assurance that it will be reimbursed by such issuer for all out-of-pocket expenses, including reasonable clerical expenses, shall transmit promptly to each beneficial owner of securities of such issuer which are in its possession and control and registered in a name other than the name of the beneficial owner all such material furnished. This paragraph shall not apply to beneficial owners residing outside of the United States of America though Members may voluntarily comply with the provisions hereof in respect of such persons if they so desire.

Rule 13.4. Assigning of Registered Securities in Name of a Member or Member Organization

A Member may authorize one or more persons who are his or its employees to assign registered securities in the name of such Member and to guarantee assignments of registered securities with the same effect as if the name of such Member had been signed under like circumstances by one of the partners of the Member firm or by one of the authorized officers of the Member corporation by executing and filing with the Exchange, in a form prescribed by it, a separate Power of Attorney for each person so authorized.

Rule 13.5. Commissions
Nothing in the Exchange Rules, the By-Laws or the Exchange practices shall be construed to require, authorize or permit any Member, or any person associated with a Member, to agree or arrange, directly or indirectly, for the charging of fixed rates of commission for transactions effected on, or effected by the use of the facilities of, the Exchange.

Rule 13.6. Off-Exchange Transactions
No rule, stated policy or practice of this Exchange shall prohibit or condition, or be construed to prohibit or condition or otherwise limit, directly or indirectly, the ability of any Member to effect any transaction otherwise than on this Exchange with another person in any security listed on this Exchange or to which unlisted trading privileges on this Exchange have been extended.

Rule 13.7. Regulatory Services Agreements
The Exchange may enter into one or more agreements with another self-regulatory organization to provide regulatory services to the Exchange to assist the Exchange in discharging its obligations under Section 6 and Section 19(g) of the Securities Exchange Act of 1934. Any action taken by another self-regulatory organization, or its employees or authorized agents, acting on behalf of the Exchange pursuant to a regulatory services agreement shall be deemed to be an action taken by the Exchange; provided, however, that nothing in this provision shall affect the oversight of such other self-regulatory organization by the Securities and Exchange Commission. Notwithstanding the fact that the Exchange may enter into one or more regulatory services agreements, the Exchange shall retain ultimate legal responsibility for, and control of, its self-regulatory responsibilities, and any such regulatory services agreement shall so provide.

Rule 13.8. EDGA Book Feed
(a) The EDGA Book Feed is a data feed that contains all displayed orders for listed securities trading on EDGA, order executions, order cancellations, order modifications, order identification numbers, and administrative messages.

(b) Members may obfuscate their unique order identifications number on the EDGA Book Feed per Market Participant Identifier for all logical ports or specific logical ports for subsequent replenishments of reserve orders, as designated by the Member. In order to do so, the Member must contact the Exchange's Member Services ("Member Services") department. In such case, a randomly generated order identification number would be applied the next trading day by the Exchange for all subsequent replenishments of reserve orders until further instructions are received by Member Services from the Member.

[Adopted March 12, 2010; amended June 29, 2011 (SR-EDGA-2011-19)]

Rule 13.9 Edge Routed Liquidity Report
The Edge Routed Liquidity Report is a data feed that contains historical order information for listed securities routed to away destinations by EDGA, including: limit price, routed quantity, symbol, side (bid/offer), time of routing, and the National Best Bid and Offer (NBBO) at the time of routing. The Edge Routed Liquidity Report is available as either a standard report or a premium report. Both reports will provide a data feed containing historical order information of all marketable orders that are routed to away destinations by EDGA. The premium report will also identify whether the order is routed to another exchange or to a non-exchange destination.

If the order is routed to a non-exchange destination, the premium report will categorize the routing strategy based on the responsiveness of the non-exchange destination, the number of destinations, and/or the type of liquidity sought. These categories include: Regular, Fast, Superfast or Midpoint. Members will have the ability to request, on a market participant identifier basis (MPID), and in a form prescribed by the Exchange, that their routed orders will not be included in the Edge Routed Liquidity Report.

[Adopted October 1, 2012 (SR-EDGA-2012-38/SR-EDGA-2012-42); amended January 22, 2013 (SR-EDGA-2013-02)]

CHAPTER XIV. SECURITIES TRADED

Rule 14.1. Unlisted Trading Privileges

(a) Notwithstanding the requirements for listing set forth in these Rules, the Exchange may extend unlisted trading privileges ("UTP") to any Equity Security (as defined below) that is listed on another national securities exchange or with respect to which unlisted trading privileges may otherwise be extended in accordance with Section 12(f) of the Exchange Act. Any such security will be subject to all Exchange trading rules applicable to equity securities, unless otherwise noted. The Exchange will not list any Equity Securities. Therefore, the provisions of Rules 14.2 through 14.9 that permit the listing of Equity Securities other than common stock, secondary classes of common stock, preferred stock and similar issues, shares or certificates of beneficial interest of trusts, notes, limited partnership interests, warrants, certificates of deposit for common stock, convertible debt securities, American Depositary Receipts ("ADRs"), and contingent value rights ("CVRs") will not be effective until the Exchange files a proposed rule change under Section 19(b)(2) under the Exchange Act to amend its rules to comply with Rule 10A-3 under the Exchange Act and to incorporate qualitative listing criteria, and such proposed rule change is approved by the Commission. For purposes of this Chapter XIV, the term "Equity Security" means, but is not limited to, common stock, secondary classes of common stock, preferred stock and similar issues, shares or certificates of beneficial interest of trusts, notes, limited partnership interests, warrants, certificates of deposit for common stock, convertible debt securities, ADRs, CVRs, Investment Company Units, Trust Issued Receipts (including those based on Investment Shares), Commodity-Based Trust Shares, Currency Trust Shares, Partnership Units, Equity-Linked Securities, Commodity-Linked Securities, Currency-Linked Securities, Portfolio Depositary Receipts and Equity-Linked Debt Securities.

(b) Prior to the commencement of trading of CVRs on the Exchange, the Exchange will distribute a circular to its Members providing guidance regarding Member compliance responsibilities (including suitability recommendations and account approval) when handling transactions in CVRs.

(c) UTP Derivative Securities. Any UTP Security that is a "new derivative securities product" as defined in Rule 19b-4(e) under the Exchange Act (a "UTP Derivative Security") and traded pursuant to Rule 19b-4(e) under the Exchange Act shall be subject to the additional following rules:

> (1) Form 19b-4(e). The Exchange shall file with the Securities and Exchange Commission a Form 19b-4(e) with respect to each UTP Derivative Security.

(2) Information Circular. The Exchange shall distribute an information circular prior to the commencement of trading in each such UTP Derivative Security that generally includes the same information as contained in the information circular provided by the listing exchange, including: (a) the special risks of trading new derivative securities product; (b) the Exchange Rules that will apply to the new derivative securities product, including Rule 3.7; (c) information about the dissemination of value of the underlying assets or indexes; and (d) the risk of trading during the Pre-Opening Session

(8:00 a.m. – 9:30 a.m. Eastern Time) and the Post-Closing Session (4:00p.m.- 8:00p.m. Eastern Time) due to the lack of calculation or dissemination of the intra-day indicative value or a similar value.

(3) Product Description.

(A) Prospectus Delivery Requirements. Members are subject to the prospectus delivery requirements under the Securities Act of 1933, unless UTP Derivative Security that is the subject of an order by the Securities and Exchange Commission exempting the product from certain prospectus delivery requirements under Section 24(d) of the Investment Company Act of 1940 and the product is not otherwise subject to prospectus delivery requirements under the Securities Act of 1933.

(B) Written Description of Terms and Conditions. The Exchange shall inform Members of the application of the provisions of this subparagraph to UTP Derivative Securities by means of an information circular. The Exchange requires that Members provide all purchasers of UTP Derivative Securities a written description of the terms and characteristics of those securities, in a form approved by the Exchange or prepared by the open-ended management company issuing such securities, not later than the time a confirmation of the first transaction in such series is delivered to such purchaser. In addition, Members shall include a written description with any sales material relating to UTP Derivative Securities that is provided to customers or the public. Any other written materials provided by a Member to customers or the public making specific reference to the UTP Derivative Securities as an investment vehicle must include a statement substantially in the following form:

> "A circular describing the terms and characteristics of [the UTP Derivative Securities] has been prepared by the [open-ended management investment company name] and is available from your broker. It is recommended that you obtain and review such circular before purchasing [the UTP Derivative Securities]."

A Member carrying an omnibus account for a non-Member is required to inform such non-Member that execution of an order to purchase UTP Derivative Securities for such omnibus account will be deemed to constitute an agreement by the non-Member to make such written description available to its customers on the same terms as are directly applicable to the Member under this Rule.

(C) Customer Requests for a Prospectus. Upon request of a customer, a Member shall also provide a prospectus for the particular UTP Derivative Securities.

(4) Trading Halts.

(A) If a temporary interruption occurs in the calculation or wide dissemination of the intraday indicative value (or similar value) or the value of the underlying index or instrument and the listing market halts trading in the product, the Exchange, upon notification by the listing market of such halt due to such temporary interruption, also shall immediately halt trading in that product on the Exchange. If the intraday indicative value (or similar value) or the value of the underlying index or instrument continues not to be calculated or widely available as of the commencement of trading on the Exchange on the next business day, the Exchange shall not commence trading of the product that day. If an interruption in the calculation or wide dissemination of the intraday indicative value (or similar value) or the value of the underlying index or instrument continues, the Exchange may resume trading in the product only if calculation and wide dissemination of the intraday indicative value (or similar value) or the value of the underlying index or instrument resumes or trading in such series resumes in the listing market. Nothing in this rule shall limit the power of the Exchange under the By-Laws, Rules (including without limitation Rule 11.1) or procedures of the Exchange with respect to the Exchange's ability to suspend trading in any securities if such suspension is necessary for the protection of investors or in the public interest.

(B) For a UTP Derivative Security where a net asset value (and, in the case of managed fund shares or actively managed exchange-traded funds, a "disclosed portfolio") is disseminated, the Exchange will immediately halt trading in such security upon notification by the listing market that the net asset value and, if applicable, such disclosed portfolio, is not being disseminated to all market participants at the same time. The Exchange may resume trading in the UTP Derivative Security only when trading in the UTP Derivative Security resumes on the listing market.

(5) Market Maker Restrictions. The following restrictions shall apply to each Member registered as a Market Maker on the Exchange ("Restricted Market Maker") in a UTP Derivative Security that derives its value from one or more currencies, or commodities, or derivatives based on one or more currencies, or commodities, or is based on a basket or index comprised of currencies or commodities (collectively, "Reference Assets"):

(A) A Restricted Market Maker in a UTP Derivative Security is prohibited from acting or registering as a market maker on another exchange in any Reference Asset of that UTP Derivative Security, or any derivative instrument based on a Reference Asset of that UTP Derivative Security (collectively, with Reference Assets, "Related Instruments").

(B) A Restricted Market Maker shall, in a manner prescribed by the Exchange, file with the Exchange and keep current a list identifying any accounts ("Related Instrument Trading Accounts") for which Related Instruments are traded:

(i) in which the Restricted Market Maker holds an interest;
(ii) over which it has investment discretion; or
(iii) in which it shares in the profits and/or losses.

A Restricted Market Maker may not have an interest in, exercise investment discretion over, or share in the profits and/or losses of a Related Instrument Trading Account which has not been reported to the Exchange as required by this Rule.

(C) In addition to the existing obligations under Exchange rules regarding the production of books and records, a Restricted Market Maker shall, upon request by the Exchange, make available to the Exchange any books, records or other information pertaining to any Related Instrument Trading Account or to the account of any registered or non-registered employee affiliated with the Restricted Market Maker for which Related Instruments are traded.

(D) A Restricted Market Maker shall not use any material, non-public information in connection with trading a Related Instrument.

(6) Surveillance. The Exchange shall enter into a comprehensive surveillance sharing agreement with other markets that offer trading in Related Instruments to the same extent as the listing exchange's rules require the listing exchange to enter into a comprehensive surveillance sharing agreement with such markets.

Interpretations and Policies

.01 The Exchange will halt trading during Regular Trading Hours when required by, and in accordance with, Rule 14.1(c)(4)(A) and (B). The Exchange will halt trading during extended hours trading sessions as follows:

(a) Pre-Opening Session. If a UTP Derivative Security begins trading on the Exchange in the Pre-Opening Session and subsequently a temporary interruption occurs in the calculation or wide dissemination of the Intraday Indicative Value ("IIV") or the value of the underlying index, as applicable, to such UTP Derivative Security, by a major market data vendor, the Exchange may continue to trade the UTP Derivative Security for the remainder of the Pre-Opening Session.

(b) Post- Closing Session and Next Business Day's Pre-Opening Session.

(1) If the IIV or the value of the underlying index continues not to be calculated or widely available after the close of Regular Trading Hours, the Exchange may trade the UTP Derivative Security in the Post-Closing Session only if the listing market traded such securities until the close of its regular trading session without a halt.

(2) If the IIV or the value of the underlying index continues not to be calculated or widely available as of the commencement of the Pre-Opening Session on the next business day, the Exchange shall not commence trading of the UTP Derivative Security in the Pre-Opening Session that day. If an interruption

in the calculation or wide dissemination of the IIV or the value of the underlying index continues, the Exchange may resume trading in the UTP Derivative Security only if calculation and wide dissemination of the IIV or the value of the underlying index resumes or trading in the UTP Derivative Security resumes in the listing market.

[Adopted March 12, 2010; amended December 15, 2011 (SR-EDGA-2011-41); amended December 29, 2011 (SR-EDGA-2011-41)]

Rule 14.2. Investment Company Units
The Exchange will consider for listing and/or trading, whether pursuant to Rule 19b-4(e) under the Exchange Act or otherwise, units of trading ("Units") that meet the criteria of this Rule 14.2. A Unit is a security that represents an interest in a registered investment company ("Investment Company") that could be organized as a unit investment trust, an open-end management investment company, or a similar entity.

(a) Original Unit Listing Standards.

(1) The Investment Company must:

(A) hold securities (including fixed income securities) comprising, or otherwise based on or representing an interest in, an index or portfolio of securities; or

(B) hold securities in another registered investment company that holds securities as described in (A) above.

An index or portfolio may be revised as necessary or appropriate to maintain the quality and character of the index or portfolio.

(2) The Investment Company must issue Units in a specified aggregate number in return for a deposit (the "Deposit") consisting of either:

(A) a specified number of shares of securities (or, if applicable, a specified portfolio of fixed income securities) that comprise the index or portfolio, or are otherwise based on or represent an investment in securities comprising such index or portfolio, and/or a cash amount; or

(B) shares of a registered investment company, as described in clause (a)(1)(B) above, and/or a cash amount.

(3) Units must be redeemable, directly or indirectly, from the Investment Company for securities (including fixed income securities) and/or cash then comprising the Deposit. Units must pay holders periodic cash payments corresponding to the regular cash dividends or distributions declared with respect to the securities held by the Investment Company, less applicable expenses and charges.

(4) For each series of Investment Company Units, the Exchange will establish a minimum number of Units required to be outstanding at the time of commencement of trading on

the Exchange. Notwithstanding the foregoing, for the initial listing of a series of Investment Company Units in reliance upon Rule 19b-4(e) under the Exchange Act, there must be at least 100,000 Units outstanding prior to the commencement of trading of a series of Units on the Exchange.

(5) Voting rights shall be as set forth in the applicable Investment Company prospectus.

(b) Underlying Indices and Portfolios.

(1) The Exchange may list and/or trade, whether by listing or pursuant to unlisted trading privileges, specified series of Units, with each series based on a specified index or portfolio of securities.

(2) Upon the initial listing of a series of Investment Company Units on the Exchange in reliance upon Rule 19b-4(e) under the Exchange Act, the component stocks of an index or portfolio underlying such series shall meet the following criteria as of the date of the initial deposit of securities in connection with the initial issuance of such Investment Company Units:

(A) component stocks that in the aggregate account for at least 90 percent of the weight of the index or portfolio must have a minimum market value of at least $75 million;

(B) the component stocks representing at least 90 percent of the weight of the index or portfolio must have a minimum monthly trading volume during each of the last six months of at least 250,000 shares;

(C) the most heavily weighted component stock may not exceed 30 percent of the weight of the index or portfolio, and the five most heavily weighted component stocks may not exceed 65 percent of the weight of the index or portfolio;

(D) the underlying index or portfolio must include a minimum of 13 stocks; and

(E) all securities in the underlying index or portfolio must be listed on a national securities exchange.

(3) The value of the index or portfolio must be calculated and disseminated to the public at least once per business day; provided that, if the securities representing at least half the value of the index or portfolio are securities of a single country other than the United States, then the value of the index or portfolio may be calculated and disseminated to the public at least once per day that is a business day in that country. If a series of Investment Company Units is listed for trading on the Exchange in reliance upon Rule 19b-4(e) under the Exchange Act, the current value of the underlying index must be widely disseminated by one or more major market data vendors or disseminated over the consolidated tape at least every 15 seconds during trading hours on the Exchange. In addition, there must be similarly disseminated for that series an estimate, updated every 15 seconds, of the value of a share of each series. This may be based, for example, upon current information regarding the required deposit of securities plus any cash

amount to permit creation of new shares of the series or upon the index value. If the Exchange is trading Investment Company Units pursuant to unlisted trading privileges, it will cease trading the Investment Company Unit if the primary listing exchange ceases trading the Investment Company Unit for any of the above reasons.

(4) If a series of Investment Company Units is listed for trading on the Exchange in reliance upon Rule 19b-4(e) under the Exchange Act:

(A) the index underlying the series must be calculated based on either the market capitalization, modified market capitalization, price equal-dollar or modified equal-dollar weighting methodology;

(B) if the index is maintained by a broker or dealer, (i) the broker or dealer must erect a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and (ii) the index must be calculated by a third party who is not a broker-dealer; and

(C) if a series of Investment Company Units is listed for trading or traded pursuant to unlisted trading privileges on the Exchange in reliance upon Rule 19b-4(e) under the Exchange Act, the Exchange will implement written surveillance procedures applicable to such series. In addition, the Exchange will comply with the record-keeping requirements of Rule 19b-4(e) under the Exchange Act, and will file Form 19b-4(e) for each series of Investment Company Units within five business days of the commencement of trading.

(c) Continued Listing Criteria.

If the Exchange lists the Units, the Exchange will consider the suspension of trading and delisting of a series of Units in any of the following circumstances:

(1) Following the initial twelve (12) month period beginning upon the commencement of trading of a series of Units, there are fewer than 50 record and/or beneficial holders of Units for 30 or more consecutive trading days;

(2) The value of the index or portfolio of securities on which the series is based is no longer calculated or available; or

(3) Such other event shall occur or condition exist that, in the opinion of the Exchange, makes further dealings on the Exchange inadvisable.

In addition, the Exchange will remove Units from trading and listing upon termination of the issuing Investment Company. If the Exchange is trading Units pursuant to unlisted trading privileges, it will cease trading the Units if the primary listing exchange ceases trading the Units for any of the above reasons.

(d) Provision of Prospectus and Written Description.

(1) This paragraph shall only apply to a series of Investment Company Units as to which the sponsor or other appropriate party has obtained an exemption from Section 24(d) of the Investment Company Act of 1940. In connection with any such series of Investment Company Units listed on the Exchange, Members must provide to all purchasers of such series of Investment Company Units a written description of the terms and characteristics of such securities, in a form prepared or approved by the Exchange, not later than the time a confirmation of the first transaction in such security is delivered to such purchaser. In addition, Members must include such a written description with any sales material relating to such series of Investment Company Units that is provided to customers or the public. Any other written materials provided by a Member to customers or the public making specific reference to such series of Investment Company Units as an investment vehicle must include a statement in substantially the following form: "A circular describing the terms and characteristics of [the series of Investment Company Units] has been prepared by [Trust name] and is available from your broker or the EDGA EXCHANGE. It is recommended that you obtain and review such circular before purchasing [the series of Investment Company Units]. In addition, upon request, you may obtain from your broker a prospectus for [the series of Investment Company Units]."

(2) A Member carrying an omnibus account for a non-Member broker-dealer is required to inform such non-Member that execution of an order to purchase a series of Investment Company Units for such omnibus account will be deemed to constitute agreement by the non-Member to make such written description available to its customers on the same terms as are directly applicable to Members under this rule.

(3) Upon request of a customer, a Member shall also provide a prospectus for the particular series of Investment Company Units.

(e) Limitation on Liability. Neither the Exchange, any affiliate, nor any Index Licensor or Administrator guarantees the timeliness, sequence, accuracy or completeness of index and Investment Company Unit information. Neither the Exchange, any affiliate, nor any Index Licensor or Administrator shall have any liability for any loss, damages, claim or expense arising from or occasioned by any inaccuracy, error or delay in, or omission of or from, (i) any index and Investment Company Unit information or (ii) the collection, calculation, compilation, maintenance, reporting or dissemination of any index, any portfolio or any index and Investment Company Unit information, resulting either from any negligent act or omission by the Exchange, any affiliate or any Index Licensor or Administrator or from any act, condition or cause beyond the reasonable control of the Exchange, any affiliate or any Index Licensor or Administrator, including, but not limited to, flood, extraordinary weather conditions, earthquake or other act of God, fire, war, insurrection, riot, labor dispute, accident, action of government, communications or power failure, or equipment or software malfunction. Without limiting any of the foregoing, in no event shall the Exchange, any affiliate, or any index Licensor or Administrator have any liability for any lost profits or special, punitive, incidental, indirect or consequential damages, even if notified of the possibility of such damages.

(f) No Warranties. Neither the Exchange, any affiliate, nor any Index Licensor or Administrator makes any express or implied warranty as to results that any person or party may obtain from using (i) any Investment Company Unit, (ii) the index or portfolio that is the basis for determining the component stocks of an Investment Company Unit, or (iii) any index or

Investment Company Unit information, for trading or any other purpose. The Exchange, its affiliates and each Index Licensor or Administrator makes no express or implied warranties, and disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to any such Investment Company Unit, index, portfolio or information.

(g) Hours of Trading. Any series of Investment Company Units so designated by the Exchange may be traded on the Exchange during Regular Trading Hours and Pre-Opening and Post-Closing Sessions.

Rule 14.3. Trust Issued Receipts

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Trust Issued Receipts that meet the criteria of this Rule 14.3.

(b) Applicability. This rule is applicable only to Trust Issued Receipts.

(c) Prospectus Delivery. Members must provide to all purchasers of newly issued Trust Issued Receipts a prospectus for the series of Trust Issued Receipts.

(d) Trading Hours. Transactions in Trust Issued Receipts may be effected during Regular Trading Hours and Pre-Opening and Post-Closing Sessions for each series.

(e) Definitions. A "Trust Issued Receipt" means a security (i) that is issued by a trust ("Trust") that holds specified securities deposited with the Trust; (ii) that, when aggregated in some specified minimum number, may be surrendered to the Trust by the beneficial owner to receive the securities; and (iii) that pays beneficial owners dividends and other distributions on the deposited securities, if any are declared and paid to the trustee ("Trustee") by an issuer of the deposited securities.

(f) Designation. The Exchange may trade, whether by listing or pursuant to unlisted trading privileges, Trust Issued Receipts based on one or more securities. The Trust Issued Receipts based on particular securities shall be designated as a separate series and shall be identified by a unique symbol. The securities that are included in a series of Trust Issued Receipts shall be selected by the Exchange or by such other person as shall have a proprietary interest in such Trust Issued Receipts.

(g) Initial and Continued Listing and/or Trading. Trust Issued Receipts will be listed and/or traded on the Exchange subject to application of the following criteria:

(1) Commencement of Trading. For each Trust, the Exchange will establish a minimum number of Trust Issued Receipts required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Trading. Following the initial twelve (12) month period following formation of a Trust and commencement of trading on the Exchange, the Exchange will consider the suspension of trading in or removal from listing of or termination of unlisted trading privileges for a Trust upon which a series of Trust Issued Receipts is based under any of the following circumstances:

(A) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Trust Issued Receipts for 30 or more consecutive trading days;

(B) if the Trust has fewer than 50,000 receipts issued and outstanding;

(C) if the market value of all receipts issued and outstanding is less than $1,000,000; or

(D) if any other event shall occur or condition exists which, in the opinion of the Exchange, makes further dealings on the Exchange inadvisable.

If the Exchange is trading the Trust Issued Receipts pursuant to unlisted trading privileges, it will cease trading the Trust Issued Receipts if the primary listing exchange ceases trading the Trust Issued Receipts for any of the above reasons.

Upon termination of a Trust, the Exchange requires that Trust Issued Receipts issued in connection with such Trust be removed from Exchange listing or have their unlisted trading privileges terminated. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of securities in the Trust falls below a specified amount.

(h) Term. The stated term of the Trust shall be as stated in the Trust prospectus; however, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(i) Trustee. The trustee must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(j) Voting Rights. Voting rights shall be as set forth in the Trust prospectus.

Interpretation and Policies

.01 The Exchange may approve Trust Issued Receipts for trading, whether by listing or pursuant to unlisted trading privileges, pursuant to Rule 19b-4(e) under the Act, provided that the following criteria are satisfied:

(a) Each security underlying the Trust Issued Receipt must be registered under Section 12 of the Act;

(b) Each security underlying the Trust Issued Receipt must have a minimum public float of at least $150 million;

(c) Each security underlying the Trust Issued Receipt must be listed on a national securities exchange or traded through the facilities of Nasdaq as a reported national market system security;

(d) Each security underlying the Trust Issued Receipt must have an average daily trading volume of at least 100,000 shares during the preceding sixty-day trading period;

(e) Each security underlying the Trust Issued Receipt must have an average daily dollar value of shares traded during the preceding sixty-day trading period of at least $1 million; and

(f) The most heavily weighted security in the Trust Issued Receipt cannot initially represent more than 20% of the overall value of the Trust Issued Receipt.

.02

(a) Provisions of this Commentary apply only to Trust Issued Receipts that invest in "Investment Shares" as defined below. Rules that reference Trust Issued Receipts shall also apply to Trust Issued Receipts investing in Investment Shares.

(b) Definitions. The following terms as used in this Commentary shall, unless the context otherwise requires, have the meanings herein specified:

(1) Investment Shares. The term "Investment Shares" means a security (a) that is issued by a trust, partnership, commodity pool or other similar entity that invests in any combination of futures contracts, options on futures contracts, forward contracts, commodities, swaps or high credit quality short-term fixed income securities or other securities; and (b) issued and redeemed daily at net asset value in amounts correlating to the number of receipts created and redeemed in a specified aggregate minimum number.

(2) Futures Contract. The term "futures contract" is commonly known as a "contract of sale of a commodity for future delivery" set forth in Section 2(a) of the Commodity Exchange Act.

(3) Forward Contract. A forward contract is a contract between two parties to purchase and sell a specific quantity of a commodity at a specified price with delivery and settlement at a future date. Forwards are traded over-the counter ("OTC") and not listed on a futures exchange.

(c) Designation. The Exchange may list and trade Trust Issued Receipts investing in Investment Shares. Each issue of a Trust Issued Receipt based on a particular Investment Share shall be designated as a separate series and shall be identified by a unique symbol.

(d) Initial and Continued Listing. Trust Issued Receipts based on Investment Shares will be listed and/or traded on the Exchange subject to application of the following criteria:

(1) Initial Listing. The Exchange will establish a minimum number of receipts required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Listing. The Exchange will consider removing from listing Trust Issued Receipts based on an Investment Share under any of the following circumstances:

(A) if following the initial twelve (12) month period following the commencement of trading of the shares, (i) the Issuer has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Trust Issued Receipts for 30 or more consecutive trading days; (ii) if the Issuer has fewer than 50,000 securities or shares issued and outstanding; or (iii) if the market value of all securities or shares issued and outstanding is less than $1,000,000;

(B) if the value of an underlying index or portfolio is no longer calculated or available on at least a 15-second delayed basis or the Exchange stops providing a hyperlink on its website to any such asset or investment value;

(C) if the Indicative Value is no longer made available on at least a 15-second delayed basis; or

(D) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

If the Exchange is trading the Trust Issued Receipts based on Investment Shares pursuant to unlisted trading privileges, it will cease trading such Trust Issued Receipts if the primary listing exchange ceases trading the Trust Issued Receipts for any of the above reasons.

Upon termination of the Trust, the Exchange requires that Trust Issued Receipts based on Investment Shares issued in connection with such Trust be removed from Exchange listing. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of the Trust falls below a specified amount.

(e) Term. The stated term of the Trust shall be as stated in the prospectus; however, such entity may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(f) Trustee. The following requirements apply:

(1) The trustee of a Trust must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee;

(2) No change is to be made in the trustee of a listed issue without prior notice to and approval of the primary listing exchange.

(g) Voting Rights. Voting rights shall be as set forth in the applicable Trust prospectus.

(h) The Exchange will file separate proposals under Section 19(b) of the Exchange Act before trading, either by listing or trading pursuant to unlisted trading privileges Trust Issued Receipts based on separate Investment Shares.

(i) Limitation on Liability. Neither the Exchange nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any underlying asset or commodity value, the current value of the underlying asset or commodity if required to be deposited to the Trust in connection with issuance of Trust Issued Receipts, net asset value, or other information relating to the purchase, redemption or trading of Trust Issued Receipts, resulting from any negligent act or omission by the Exchange or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange or its agent, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction, or any error, omission or delay in the reports of transactions in an underlying asset or commodity.

Rule 14.4. Commodity-Based Trust Shares
(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Commodity-Based Trust Shares that meet the criteria of this Rule 14.4.

(b) Applicability. This rule is applicable only to Commodity-Based Trust Shares.

(c) Prospectus Delivery. Members must provide to all purchasers of newly issued Commodity-Based Receipts a prospectus for the series of Commodity-Based Trust Shares

(d) Trading Hours. Transactions in Commodity-Based Trust Shares will occur during Regular Trading Hours for each series.

(e) Definition. "Commodity-Based Trust Shares" mean securities (i) that are issued by a trust ("Trust") that holds a specified commodity deposited with the Trust; (ii) that are issued by such Trust in a specified aggregate minimum number in return for a deposit of a quantity of the underlying commodity; and (iii) that, when aggregated in the same specified minimum number, may be redeemed at a holder's request by such Trust that will deliver to the redeeming holder the quantity of the underlying commodity. "Commodity" is defined in Section 1(a)(4) of the Commodity Exchange Act. Commodity-Based Trust Shares are included within the definition of "security" or "securities" as such terms are used in the Rules of the Exchange.

(f) Designation. The Exchange may trade, pursuant to unlisted trading privileges, Commodity-Based Trust Shares based on an underlying commodity. Each issue of a Commodity-Based Trust Share shall be designated as a separate series and shall be identified by a unique symbol.

(g) Initial and Continued Listing. Commodity-Based Trust Shares will be listed and traded on the Exchange subject to application of the following criteria:

(1) Initial Listing. The Exchange will establish a minimum number of Commodity-Based Trust Shares required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Listing. Following the initial twelve (12) month period following commencement of trading on the Exchange of Commodity-Based Trust Shares, the Exchange will consider the suspension of trading in or removal from listing of such series under any of the following circumstances:

(A) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Commodity-Based Trust Shares for 30 or more consecutive trading days; or

(B) if the Trust has fewer than 50,000 receipts issued and outstanding; or

(C) if the market value of all receipts issued and outstanding is less than $1,000,000; or

(D) if the value of the underlying commodity is no longer calculated or available on at least a 15-second delayed basis from a source unaffiliated with the sponsor, Trust, custodian or the Exchange or the Exchange stops providing a hyperlink on its Web site to any such unaffiliated commodity value;

(E) if the Indicative Trust Value is no longer made available on at least a 15-second delayed basis; or

(F) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

If the Exchange is trading Commodity-Based Trust Shares pursuant to unlisted trading privileges, it will cease trading the Commodity-Based Trust Shares if the primary listing exchange ceases trading such Shares for any of the above reasons.

Upon termination of a Trust, the Exchange requires that Commodity-Based Trust Shares issued in connection with such entity Trust be removed from Exchange listing. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of the Trust falls below a specified amount.

(h) Term. The stated term of the Trust shall be as stated in the Trust prospectus. However, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(i) Trustee. The following requirements apply:

(1) The trustee of a Trust must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(2) No change is to be made in the trustee of a listed issue without prior notice to and approval of the primary listing exchange.

(j) Voting. Voting rights shall be as set forth in the applicable Trust prospectus.

(k) Limitation on Liability. Neither the Exchange nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any underlying commodity value, the current value of the underlying commodity required to be deposited to the Trust in connection with issuance of Commodity-Based Trust Shares, resulting from any negligent act or omission by the Exchange, or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange, its agent, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction or any error, omission or delay in the reports of transactions in an underlying commodity.

Interpretations and Policies

.01 A Commodity-Based Trust Share is a Trust Issued Receipt that holds a specified commodity deposited with the Trust.

.02 The Exchange will file separate proposals under Section 19(b) of the Exchange Act before trading, either by listing or pursuant to unlisted trading privileges, Commodity-Based Trust Shares.

Rule 14.5. Currency Trust Shares

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Currency Trust Shares that meet the criteria of this Rule 14.5.

(b) Applicability. This rule is applicable only to Currency Trust Shares.

(c) Prospectus Delivery. Members must provide to all purchasers of newly issued Currency Trust Receipts a prospectus for the series of Currency Trust Shares.

(d) Trading Hours. Transactions in Currency Trust Shares will occur during Regular Trading Hours for each series.

(e) Definition. "Currency Trust Shares" mean a security that (i) that is issued by a trust that holds a specified non-U.S. currency deposited with the trust; (ii) when aggregated in some specified minimum number may be surrendered to the trust by the beneficial owner to receive the specified non U.S. currency; and (iii) pays beneficial owners interest and other distributions on the deposited non-U.S. currency, if any, declared and paid by the trust. Currency Trust Shares are included within the definition of "security" or "securities" as such terms are used in the Rules of the Exchange.

(f) Designation of Non-U.S. Currency. The Exchange may trade, pursuant to unlisted trading privileges, Currency Trust Shares that hold a specified non-U.S. currency or currencies. Each issue of a Currency Trust Share shall be designated as a separate series and shall be identified by a unique symbol.

(g) Initial and Continued Listing. Currency Trust Shares will be listed and traded on the Exchange subject to application of the following criteria:

(1) Initial Listing. The Exchange will establish a minimum number of Currency Trust Shares required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Listing. Following the initial twelve (12) month period following commencement of trading on the Exchange of Currency Trust Shares, the Exchange will consider the suspension of trading in or removal from listing of such series under any of the following circumstances:

(A) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Currency Trust Shares for 30 or more consecutive trading days;

(B) if the Trust has fewer than 50,000 Currency Trust Shares issued and outstanding;

(C) if the market value of all Currency Trust Shares issued and outstanding is less than $1,000,000;

(D) if the value of the applicable non-U.S. currency is no longer calculated or available on at least a 15-second delayed basis from a source unaffiliated with the sponsor, Trust, custodian or the Exchange or the Exchange stops providing a hyperlink on its Web site to any such unaffiliated applicable non-U.S. currency value;

(E) if the Indicative Trust Value is no longer made available on at least a 15-second delayed basis; or

(F) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

If the Exchange is trading Currency Trust Shares pursuant to unlisted trading privileges, it will cease trading the Currency Trust Shares if the primary listing exchange ceases trading such Shares for any of the above reasons.

Upon termination of a Trust, the Exchange requires that Currency Trust Shares issued in connection with such entity Trust be removed from Exchange listing. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of the Trust falls below a specified amount.

(h) Term. The stated term of the Trust shall be as stated in the Trust prospectus. However, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(i) Trustee. The following requirements apply:

(1) The trustee of a Trust must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(2) No change is to be made in the trustee of a listed issue without prior notice to and approval of the primary listing exchange.

(j) Voting. Voting rights shall be as set forth in the applicable Trust prospectus.

(k) Limitation on Liability. Neither the Exchange nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any applicable non-U.S. currency value, the current value of the applicable non-U.S. currency required to be deposited to the Trust in connection with issuance of Currency Trust Shares, net asset value, or any other information relating to the purchase, redemption, or trading of the Currency Trust Shares, resulting from any negligent act or omission by the Exchange, or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange, its agent, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction, or any error, omission or delay in the reports of transactions in an applicable non-U.S. currency.

Interpretations and Policies

.01 A Currency Trust Share is a Trust Issued Receipt that holds a specified non-U.S. currency deposited with the Trust.

.02 The Exchange will file separate proposals under Section 19(b) of the Exchange Act before trading, either by listing or pursuant to unlisted trading privileges, Currency Trust Shares.

Rule 14.6. Partnership Units

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Partnership Units that meet the criteria of this Rule 14.6.

(b) Definitions. The following terms as used in the Rule shall, unless the context otherwise requires, have the meanings herein specified:

(1) Commodity. The term "commodity" is defined in Section 1(a)(4) of the Commodity Exchange Act.

(2) Partnership Units. The term "Partnership Units" for purposes of this Rule means a security (a) that is issued by a partnership that invests in any combination of futures contracts, options on futures contracts, forward contracts, commodities and/or securities; and (b) that is issued and redeemed daily in specified aggregate amounts at net asset value.

(c) Designation. The Exchange may list and trade Partnership Units based on an underlying asset, commodity or security. Each issue of a Partnership Unit shall be designated as a separate series and shall be identified by a unique symbol.

(d) Trading Hours. Transactions in Partnership Units will occur during Regular Trading Hours for each series.

(e) Initial and Continued Listing. Partnership Units will be listed and/or traded on the Exchange subject to application of the following criteria:

(1) Initial Listing. The Exchange will establish a minimum number of Partnership Units required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Listing. The Exchange will consider removing from listing Partnership Units under any of the following circumstances:

(A) if following the initial twelve (12) month period following the commencement of trading of Partnership Units, (i) the partnership has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Partnership Units for 30 or more consecutive trading days; (ii) if the partnership has fewer than 50,000 Partnership Units issued and outstanding; or (iii) if the market value of all Partnership Units issued and outstanding is less than $1,000,000;

(B) if the value of the underlying benchmark investment, commodity or asset is no longer calculated or available on at least a 15second delayed basis or the Exchange stops providing a hyperlink on its website to any such investment, commodity, or asset value;

(C) if the Indicative Partnership Value is no longer made available on at least a 15-second delayed basis; or

(D) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

If the Exchange is trading Partnership Units pursuant to unlisted trading privileges, it will cease trading the Partnership Units if the primary listing exchange ceases trading such Units for any of the above reasons.

Upon termination of a partnership, the Exchange requires that Partnership Units issued in connection with such partnership be removed from Exchange listing. A partnership will terminate in accordance with the provisions of the partnership prospectus.

(f) Term. The stated term of the partnership shall be as stated in the prospectus. However, such entity may be terminated under such earlier circumstances as may be specified in the Partnership prospectus.

(g) General Partner. The following requirements apply:

(1) The general partner of a partnership must be an entity having substantial capital and surplus and the experience and facilities for handling partnership business. In cases where, for any reason, an individual has been appointed as general partner, a qualified entity must also be appointed as general partner.

(2) No change is to be made in the general partner of a listed issue without prior notice to and approval of the primary listing exchange.

(h) Voting. Voting rights shall be as set forth in the applicable partnership prospectus.

(i) Limitation of Liability. Neither the Exchange nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any underlying asset or commodity value, the current value of the underlying asset or commodity if required to be deposited to the partnership in connection with issuance of Partnership Units, net asset value, or other information relating to the purchase, redemption or trading of Partnership Units, resulting from any negligent act or omission by the Exchange or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange or its agent, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction, or any error, omission or delay in the reports of transactions in an underlying asset or commodity.

(j) The Exchange will file separate proposals under Section 19(b) of the Exchange Act before listing and trading separate and distinct Partnership Units designated on different underlying investments, commodities and/or assets.

Interpretations and Policies

.01 The Exchange requires Members to provide to all purchasers of newly issued Partnership Units a prospectus for the series of Partnership Units.

Rule 14.7. Equity Index-Linked Securities, Commodity-Linked Securities and Currency-Linked Securities

The Exchange will consider listing and/or trading equity index-linked securities ("Equity Index-Linked Securities"), commodity-linked securities ("Commodity-Linked Securities") and currency-linked securities ("Currency-Linked Securities" and, together with Equity Index-Linked Securities and Commodity-Linked Securities, "Index-Linked Securities") that in each case meet the applicable criteria of this Rule 14.7. Equity Index-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of an underlying index or indexes of equity securities. The payment at maturity with respect to Commodity-Linked Securities and Currency-Linked Securities is based on (i) in the case of Commodity-Linked Securities, one or more physical commodities or commodity futures, options or other commodity derivatives or Commodity-Based Trust Shares (as defined in Rule 14.4) or a basket or index of any of the foregoing (the "Commodity Reference Asset"), or (ii) in the case of Currency-Linked Securities, one or more currencies, or options or currency futures or other currency derivatives or Currency Trust Shares (as defined in Rule 14.5) or a basket or index of any of the foregoing (the "Currency Reference Asset"). Index-Linked Securities may or may not provide for the repayment of the original principal investment amount. The Exchange may submit a rule filing pursuant to Section 19(b)(2) of the Exchange Act to permit the listing and/or trading of Index-Linked Securities that do not otherwise meet the standards set forth below in paragraphs (a) through (i).

The Exchange will consider for listing and/or trading pursuant to Rule 19b-4(e) under the Exchange Act, securities under this Rule 14.7 provided the following criteria are met.

(a) Issuer Listing Standards. The issuer must be an entity that:

(1) If the issuer is a company listed on the New York Stock Exchange, NYSE Arca, American Stock Exchange, or NASDAQ Stock Market, the entity must be a company in good standing (i.e., meets the continued listing criteria of such exchange).

(2) If not listed, the issuer must meet the following criteria:

(A) The issuer shall have assets in excess of $100 million and stockholders' equity of at least $10 million. In the case of an issuer which is unable to satisfy the earnings criteria set forth in (ii) below, the Exchange generally will require the issuer to have the following: (x) assets in excess of $200 million and stockholders' equity of at least $10 million; or (y) assets in excess of $100 million and stockholders' equity of at least $20 million.

(B) The issuer's pre-tax income from continuing operations shall substantially exceed $750,000 in its last fiscal year, or in two of its last three fiscal years. (Sovereign issuers will be evaluated on a case-by-case basis.)

(3) Either:

(A) Has a minimum tangible net worth of $250 million (if the Index-Linked Securities are fully and unconditionally guaranteed by an affiliate of the issuer, the Exchange will rely on such affiliate's tangible net worth for purposes of this requirement); or

(B) Has a minimum tangible net worth of $150 million and the original issue price of the Index-Linked Securities, combined with all of the issuer's other Index-Linked Securities listed on a national securities exchange or otherwise publicly traded in the United States, is not greater than 25 percent of the issuer's tangible net worth at the time of issuance (if the Index-Linked Securities are fully and unconditionally guaranteed by an affiliate of the issuer, the Exchange will apply the provisions of this paragraph to such affiliate instead of the issuer and will include in its calculation all Index-Linked Securities that are fully and unconditionally guaranteed by such affiliate).

(4) Is in compliance with Rule 10A-3 under the Exchange Act.

(b) Issue Listing Standards. The issue must:

(1) Have a minimum public distribution of at least 1 million units, except if the Index-Linked Security is traded in thousand dollar denominations.

(2) Have at least 400 holders, except if the Index-Linked Securities are redeemable at the option of the holders thereof on at least a weekly basis or the Index-Linked Security is traded in thousand dollar denominations.

(3) Have a principal amount/aggregate market value of not less than $4 million.

(4) Have a minimum term of one (1) year but not greater than thirty (30) years.

(5) Be the non-convertible debt of the issuer.

(6) Not base its payment at maturity on a multiple of the negative performance of an underlying index or indexes, Commodity Reference Asset or Currency Reference Asset, as the case may be, although the payment at maturity may or may not provide for a multiple of the positive performance of an underlying index or indexes, Commodity Reference Asset or Currency Reference Asset, as the case may be. In addition, the issue must meet one of the criteria set forth in (c), (d) or (e) below.

(c) Equity Index-Linked Securities Listing Standards.

(1) Initial Listing. The Exchange will consider listing Equity Index-Linked Securities that meet the requirements of this subparagraph (c), where the payment at maturity is based on an index or indexes of equity securities. The issue must meet the following initial listing criteria:

(A) Each underlying index is required to have at least ten (10) component securities of different issuers.

(B) The index or indexes to which the security is linked shall either (i) have been reviewed and approved for the trading of investment company units or options or other derivatives by the Commission under Section 19(b)(2) of the Exchange Act and rules thereunder and the conditions set forth in the Commission's approval order, including comprehensive surveillance sharing agreements for non-U.S. stocks, continue to be satisfied, or (ii) the index or indexes meet the following criteria:

(i) Each component security has a minimum market value of at least $75 million, except that for each of the lowest dollar weighted component securities in the index that in the aggregate account for no more than 10% of the dollar weight of the index, the market value can be at least $50 million;

(ii) Each component security shall have trading volume in each of the last six months of not less than 1,000,000 shares per month, except that for each of the lowest dollar weighted component securities in the index that in the aggregate account for no more than 10% of the dollar weight of the index, the trading volume shall be at least 500,000 shares per month in each of the last six months;

(iii) Indexes based upon the equal-dollar or modified equal dollar weighting methodology will be rebalanced at least quarterly;

(iv) In the case of a capitalization weighted index or modified capitalization weighted index, the lesser of the five highest dollar weighted component securities in the index or the highest dollar weighted component securities in the index that in the aggregate represent at least 30% of the total number of component securities in the index, each have an average monthly trading volume of at least 2,000,000 shares over the previous six months;

(v) No underlying component security will represent more than 25% of the dollar weight of the index, and the five highest dollar weighted component securities in the index will not in the aggregate account for more than 50% of the weight of the index (60% for an index consisting of fewer than 25 component securities);

(vi) 90% of the index's dollar weight and at least 80% of the total number of component securities will meet the then current criteria for standardized options trading on a national securities exchange; and

(vii) All component securities shall be either (A) securities (other than foreign country securities and American Depositary Receipts ("ADRs")) that are (i) issued by a Exchange Act reporting company which is listed on a national securities exchange and (ii) an "NMS stock" (as defined in Rule 600 of SEC Regulation NMS) or (B) be foreign country securities or ADRs, provided that foreign country securities or foreign country securities underlying ADRs having their primary trading market outside the United States on foreign trading markets that are not members of the Intermarket Surveillance Group or parties to comprehensive surveillance sharing agreements with the Exchange will not in the aggregate represent more than 20% of the dollar weight of the index.

(2) Continued Listing. The issue must meet the following continued listing criteria:

(A) The Exchange will commence delisting or removal proceedings if any of the initial listing criteria described in (c)(1) above are not continuously maintained, except that:

(i) the criteria that no single component represent more than 25% of the dollar weight of the index and the five highest dollar weighted components in the index can not represent more than 50% (or 60% for indexes with less than 25 components) of the dollar weight of the index, need only be satisfied for capitalization weighted, modified capitalization weighted and price weighted indexes as of the first day of January and July in each year;

(ii) the total number of components in the index may not increase or decrease by more than 33-1/3% from the number of components in the index at the time of its initial listing, and in no event may be less than ten (10) components;

(iii) the trading volume of each component security in the index must be at least 500,000 shares for each of the last six months, except that for each of the lowest dollar weighted components in the index that in the aggregate account for no more than 10% of the dollar weight of the index, trading volume must be at least 400,000 shares for each of the last six months; and

(iv) in a capitalization weighted index or modified capitalization weighted index, the lesser of the five highest weighted component securities in the index or the highest weighted component securities in the index that in the aggregate represent at least 30% of the total number of stocks in the index have had an average monthly trading volume of at least 1,000,000 shares over the previous six months.

(B) In connection with an Equity Index-Linked Security that is listed pursuant to Rule 14.7, the Exchange will commence delisting or removal proceedings if an underlying index or indexes fails to satisfy the maintenance standards or conditions for such index or indexes as set forth by the Commission in its order under Section 19(b)(2) of the Exchange Act approving the index or indexes for the trading of options or other derivatives.

(C) The Exchange will also commence delisting or removal proceedings under any of the following circumstances:

(i) if the aggregate market value or the principal amount of the Equity Index-Linked Securities publicly held is less than $400,000;

(ii) if the value of the index or composite value of the indexes, if applicable, is no longer calculated or widely disseminated on at least a 15-second basis during the time the Equity Index-Linked Securities trade on the Exchange; or

(iii) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

(d) Commodity-Linked Securities Listing Standards.

(1) Initial Listing. The issue must meet the initial listing standard set forth in either (A) or (B) below, and both initial listing standards set forth in (C) and (D) below:

(A) The Commodity Reference Asset to which the security is linked shall have been reviewed and approved for the trading of Commodity Trust Shares or options or other derivatives by the Commission under Section 19(b)(2) of the Exchange Act and rules thereunder and the conditions set forth in the Commission's approval order, including with respect to comprehensive surveillance sharing agreements, continue to be satisfied.

(B) The pricing information for each component of a Commodity Reference Asset must be derived from a market which is an Intermarket Surveillance Group ("ISG") member or affiliate or with which the Exchange has a comprehensive surveillance sharing agreement. Notwithstanding the previous sentence, pricing information for gold and silver may be derived from the London Bullion Market Association.

(C) the value of the Commodity Reference Asset must be calculated and widely disseminated on at least a 15-second basis during the time the Commodity-Linked Securities trade on the Exchange; and

(D) in the case of Commodity-Linked Securities that are periodically redeemable, the indicative value of the subject Commodity-Linked Securities must be calculated and widely disseminated by one or more major market data vendors on at least a 15-second basis during the time the Commodity-Linked Securities trade on the Exchange.

(2) Continued Listing. The issue must meet the following continued listing criteria:

(A) The Exchange will commence delisting or removal proceedings if any of the initial listing criteria described above are not continuously maintained. Notwithstanding the foregoing, an issue will not be delisted for a failure to have comprehensive surveillance sharing agreements, if the Commodity Reference Asset has at least 10 components and the Exchange has comprehensive surveillance sharing agreements with respect to at least 90% of the dollar weight of the Commodity Reference Asset.

(B) The Exchange will also commence delisting or removal proceedings:

(i) If the aggregate market value or the principal amount of the Commodity-Linked Securities publicly held is less than $400,000;

(ii) The value of the Commodity Reference Asset is no longer calculated or available and a new Commodity Reference Asset is substituted, unless the new Commodity Reference Asset meets the requirements of this Rule 14.7; or

(iii) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

(e) Currency-Linked Securities Listing Standards.

(1) Initial Listing. The issue must meet the initial listing standard set forth in either (A) or (B) below, and both initial listing standards set forth in (C) and (D) below:

(A) The Currency Reference Asset to which the security is linked shall have been reviewed and approved for the trading of Currency Trust Shares or options or other derivatives by the Commission under Section 19(b)(2) of the Exchange Act and rules thereunder and the conditions set forth in the Commission's approval order, including with respect to comprehensive surveillance sharing agreements, continue to be satisfied.

(B) The pricing information for each component of a Currency Reference Asset must be (i) the generally accepted spot price for the currency exchange rate in question or (ii) derived from a market which (a) is an ISG member or affiliate or with which the Exchange has a comprehensive surveillance sharing agreement and (b) is the pricing source for components of a Currency Reference Asset that has previously been approved by the Commission.

(C) the value of the Currency Reference Asset must be calculated and widely disseminated on at least a 15-second basis during the time the Currency-Linked Securities trade on the Exchange; and

(D) in the case of Currency-Linked Securities that are periodically redeemable, the indicative value of the subject Currency-Linked Securities must be calculated and widely disseminated by one or more major market data vendors on at least a 15-second basis during the time the Currency-Linked Securities trade on the Exchange.

(2) Continued Listing. The issue must meet the following continued listing criteria:

(A) The Exchange will commence delisting or removal proceedings if any of the initial listing criteria described above is not continuously maintained. Notwithstanding the foregoing, an issue will not be delisted for a failure to have comprehensive surveillance sharing agreements, if the Currency Reference Asset has at least ten (10) components and the Exchange has comprehensive surveillance sharing agreements with respect to at least 90% of the dollar weight of the Currency Reference Asset.

(B) The Exchange will also commence delisting or removal proceedings under any of the following circumstances:

(i) If the aggregate market value or the principal amount of the Currency-Linked Securities publicly held is less than $400,000;

(ii) If the value of the Currency Reference Asset is no longer calculated or available and a new Currency Reference Asset is substituted, unless the new Currency Reference Asset meets the requirements of this Rule 14.7; or

(iii) If such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

(f) Firewalls. If the value of an Index-Linked Security listed under Rule 14.7 is based in whole or in part on an index that is maintained by a broker or dealer, the broker or dealer shall erect a "firewall" around the personnel responsible for the maintenance of such index or who have access to information concerning changes and adjustments to the index, and the index shall be calculated by a third party who is not a broker or dealer. Any advisory committee, supervisory board or similar entity that advises an index licensor or administrator or that makes decisions regarding the index or portfolio composition, methodology and related matters must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material, non-public information regarding the applicable index or portfolio.

(g) Index-Linked Securities will be subject to the Exchange's equity trading rules.

(h) Trading Halts.

(1) In the case of Commodity- or Currency-Linked Securities, if the indicative value or the Commodity Reference Asset value or Currency Reference Asset value, as the case may be,

applicable to a series of securities is not being disseminated as required, or, in the case of Equity Index-Linked Securities, if the value of the index is not being disseminated as required, the Exchange may halt trading during the day on which such interruption first occurs. If such interruption persists past the trading day in which it occurred, the Exchange will halt trading no later than the beginning of the trading day following the interruption.

(2) With respect to Index-Linked Securities admitted to dealings by the Exchange on an unlisted trading privileges basis, the Exchange will halt trading, in accordance with Rule 14.1(a), if such Index-Linked Security is no longer listed or trading on the primary market.

(A) Surveillance Procedures. The Exchange will implement written surveillance procedures for Index-Linked Securities, including adequate comprehensive surveillance sharing agreements with markets trading in the underlying components, as applicable.

Rule 14.8. Portfolio Depositary Receipts

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Portfolio Depositary Receipts that meet the criteria of this Rule 14.8.

(b) Applicability. This Rule is applicable only to Portfolio Depositary Receipts.

(c) Trading Hours. Transactions in Portfolio Depositary Receipts will occur during Regular Trading Hours for each series.

(d) Definitions.

(1) Portfolio Depositary Receipt. The term "Portfolio Depositary Receipt" means a security:

(A) that is based on a unit investment trust ("Trust") which holds the securities which comprise an index or portfolio underlying a series of Portfolio Depositary Receipts;

(B) that is issued by the Trust in a specified aggregate minimum number in return for a "Portfolio Deposit" consisting of specified numbers of shares of stock plus a cash amount;

(C) that, when aggregated in the same specified minimum number, may be redeemed from the Trust which will pay to the redeeming holder the stock and cash then comprising the "Portfolio Deposit"; and

(D) that pays holders a periodic cash payment corresponding to the regular cash dividends or distributions declared with respect to the component securities of the stock index or portfolio of securities underlying the Portfolio Depositary Receipts, less certain expenses and other charges as set forth in the Trust prospectus.

(2) Reporting Authority. The term "Reporting Authority" in respect of a particular series of Portfolio Depositary Receipts means the Exchange, an institution (including the Trustee

for a series of Portfolio Depositary Receipts), or a reporting service designated by the Exchange or by the exchange that lists a particular series of Portfolio Depositary Receipts (if the Exchange is trading such series pursuant to unlisted trading privileges) as the official source for calculating and reporting information relating to such series, including, but not limited to, any current index or portfolio value; the current value of the portfolio of securities required to be deposited to the Trust in connection with issuance of Portfolio Depositary Receipts; the amount of any dividend equivalent payment or cash distribution to holders of Portfolio Depositary Receipts, net asset value, or other information relating to the creation, redemption or trading of Portfolio Depositary Receipts.

(e) Designation of an Index or Portfolio. The trading of Portfolio Depositary Receipts based on one or more stock indexes or securities portfolios, whether by listing or pursuant to unlisted trading privileges, shall be considered on a case-by-case basis. The Portfolio Depositary Receipts based on each particular stock index or portfolio shall be designated as a separate series and shall be identified by a unique symbol. The stocks that are included in an index or portfolio on which Portfolio Depositary Receipts are based shall be selected by the Exchange or by such other person as shall have a proprietary interest in and authorized use of such index or portfolio, and may be revised from time to time as may be deemed necessary or appropriate to maintain the quality and character of the index or portfolio.

(f) Initial and Continued Listing and/or Trading. A Trust upon which a series of Portfolio Depositary Receipts is based will be traded on the Exchange, whether by listing or pursuant to unlisted trading privileges, subject to application of the following criteria:

(1) Commencement of Trading. For each Trust, the Exchange will establish a minimum number of Portfolio Depositary Receipts required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Trading. Following the initial twelve (12) month period following formation of a Trust and commencement of trading on the Exchange, the Exchange will consider the suspension of trading in or removal from listing of or termination of unlisted trading privileges for a Trust upon which a series of Portfolio Depositary Receipts is based under any of the following circumstances:

(A) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Portfolio Depositary Receipts for 30 or more consecutive trading days; or

(B) if the value of the index or portfolio of securities on which the Trust is based is no longer calculated or available; or

(C) if such other event shall occur or condition exists which is the opinion of the Exchange, makes further dealings on the Exchange inadvisable.

If the Exchange is trading the Portfolio Depositary Receipts pursuant to unlisted trading privileges, it will cease trading the Portfolio Depositary Receipts if the primary listing exchange ceases trading the Portfolio Depositary Receipts for any of the above reasons.

Upon termination of a Trust, the Exchange requires that Portfolio Depositary Receipts issued in connection with such Trust be removed from Exchange listing or have their unlisted trading privileges terminated. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of securities in the Trust falls below a specified amount.

(g) Term. The stated term of the Trust shall be as stated in the Trust prospectus. However, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(h) Trustee. The trustee must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(i) Voting Rights. Voting rights shall be as set forth in the Trust prospectus. The Trustee of a Trust may have the right to vote all of the voting securities of such Trust.

(j) Provision of Prospectus and Written Description.

(1) In connection with any series of Portfolio Depositary Receipts listed or traded on the Exchange, Members must provide to all purchasers of such series of Portfolio Depositary Receipts a written description of the terms and characteristics of such securities, in a form prepared or approved by the Exchange, not later than the time a confirmation of the first transaction in such security is delivered to such purchaser. In addition, Members must include such a written description with any sales material relating to such series of Portfolio Depositary Receipts that is provided to customers or the public. Any other written materials provided by a Member to customers or the public making specific reference to such series of Portfolio Depositary Receipts as an investment vehicle must include a statement in substantially the following form: "A circular describing the terms and characteristics of [the series of Portfolio Depositary Receipts] has been prepared by [Trust name] and is available from your broker or the EDGA EXCHANGE. It is recommended that you obtain and review such circular before purchasing [the series of Portfolio Depositary Receipts]. In addition, upon request you may obtain from your broker a prospectus for [the series of Portfolio Depositary Receipts]."

(2) A Member carrying an omnibus account for a non-Member broker-dealer is required to inform such non-Member that execution of an order to purchase a series of Portfolio Depositary Receipts for such omnibus account will be deemed to constitute agreement by the non-Member to make such written description available to its customers on the same terms as are directly applicable to Members under this rule.

(3) Upon request of a customer, a Member shall also provide a prospectus for the particular series of Portfolio Depositary Receipts.

(k) Limitation of Exchange Liability.

(1) Neither the Exchange, the Reporting Authority nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions,

or delays in calculating or disseminating any current index or portfolio value; the current value of the portfolio of securities required to be deposited to the Trust; the amount of any dividend equivalent payment or cash distribution to holders of Portfolio Depositary Receipts; net asset value; or other information relating to the creation, redemption or trading of Portfolio Depositary Receipts, resulting from any negligent act or omission by the Exchange, or the Reporting Authority, or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange or its agent, or the Reporting Authority, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction, or any error, omission or delay in the reports of transactions in one or more underlying securities.

(l) No Warranties. Neither the Exchange, any affiliate, nor the Reporting Authority makes any express or implied warranty as to results that any person or party may obtain by using (1) any Portfolio Depositary Receipt, or (2) any underlying index or data included therein. The Exchange, its affiliates and Reporting Authority makes no express or implied warranties, and disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to Portfolio Depositary Receipts or any underlying index or data included therein.

Interpretations and Policies

.01 The Exchange may approve a series of Portfolio Depositary Receipts for trading, whether by listing or pursuant to unlisted trading privileges, pursuant to Rule 19b-4(e) under the Exchange Act, provided each of the following criteria is satisfied:

(a) Eligibility Criteria for Index Components.

(1) Upon the initial listing of a series of Portfolio Depositary Receipts on the Exchange, or if the Exchange is trading the Portfolio Depositary Receipts pursuant to unlisted trading privileges, upon the initial listing on the primary exchange, the component stocks of an index or portfolio underlying such series of Portfolio Depositary Receipts shall meet the following criteria:

(A) Component stocks that in the aggregate account for at least 90% of the weight of the index or portfolio shall have a minimum market value of at least $75 million;

(B) The component stocks shall have a minimum monthly trading volume during each of the last six months of at least 250,000 shares for stocks representing at least 90% of the weight of the index or portfolio;

(C) The most heavily weighted component stock cannot exceed 25% of the weight of the index or portfolio, and the five most heavily weighted component stocks cannot exceed 65% of the weight of the index or portfolio;

(D) The underlying index or portfolio must include a minimum of 13 stocks; and

(E) All securities in an underlying index or portfolio must be listed on a national securities exchange.

(b) Index Methodology and Calculation.

(1) The index underlying a series of Portfolio Depositary Receipts will be calculated based on either the market capitalization, modified market capitalization, price, equal-dollar or modified equal-dollar weighting methodology;

(2) If the index is maintained by a broker-dealer, the broker-dealer shall erect a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and the index shall be calculated by a third party who is not a broker-dealer; and

(3) The current index value will be disseminated every 15 seconds over the Consolidated Tape Association's Network B.

(c) Disseminated Information.

(1) The Reporting Authority will disseminate for each series of Portfolio Depositary Receipts an estimate, updated every 15 seconds, of the value of a share of each series. This may be based, for example, upon current information regarding the required deposit of securities and cash amount to permit creation of new shares of the series or upon the index value.

(d) Initial Shares Outstanding.

(1) A minimum of 100,000 shares of a series of Portfolio Depositary Receipts is required to be outstanding at the time of commencement of trading on the Exchange.

(e) Trading Increment.

(1) The minimum trading increment for a series of Portfolio Depositary Receipts shall be $.01.

(f) Surveillance Procedures.

The Exchange will implement written surveillance procedures for Portfolio Depositary Receipts.

Rule 14.9. Equity-Linked Debt Securities

Equity-Linked Debt Securities ("ELDS") are limited term non-convertible debt obligations of an issuer where the value of the debt is based, at least in part, on the value of another issuer's common stock or non-convertible preferred stock. The Exchange may approve ELDS for listing and/or trading pursuant to Rule 19b-4(e) under the Exchange Act provided that the criteria set out below are satisfied:

(a) ELDS Issuer Listing Standards.

(1) If the issuer is a company listed on the New York Stock Exchange, NYSE Arca, American Stock Exchange, or NASDAQ Stock Market, the entity must be a company in good standing (i.e., meets the continued listing criteria of such exchange).

(2) The ELDS issuer must, in all cases, have either

(A) A minimum tangible net worth of $250 million; or

(B) A minimum tangible net worth of $150 million and the original issue price of the ELDS, combined with all of the issuer's other ELDS listed on a national securities exchange or otherwise publicly traded in the United States, may not be greater than 25 percent of the issuer's net worth at the time of issuance.

(b) ELDS Listing Standards. The issue must have:

(1) At least 1 million ELDS outstanding.

(2) At least 400 holders.

(3) An aggregate market value of at least $4 million.

(4) A minimum life of one year.

(c) Linked Equity Listing Standards.

(1) An equity security on which the value of the debt is based must:

(A) Have either:

(i) a market capitalization of at least $3 billion and a trading volume of at least 2.5 million shares in the one-year period preceding the listing of the ELDS;

(ii) a market capitalization of at least $1.5 billion and a trading volume of at least 10 million shares in the one-year period preceding the listing of the ELDS; or

(iii) a market capitalization of at least $500 million and trading volume of at least 15 million shares in the one-year preceding the listing of the ELDS.

(B) Be issued by a company that has a continuous reporting obligation under the Act, as amended, and be listed on a national securities exchange and be subject to last sale reporting.

(C) Be issued either by:

(i) a U.S. company; or

(ii) a non-U.S. company (including a company that is traded in the United States through American Depositary Receipts ("ADRs")) if there are at least 2000 holders of the security, and either

(D) the Exchange, or, if the ELDS is to be traded pursuant to unlisted trading privileges, any other national securities exchange that is the primary U.S. market for such security, has in place with the primary exchange in the country where the security is primarily traded (or, in the case of a sponsored ADR, the primary exchange in the home country where the security underlying the ADR is primarily traded) an effective comprehensive surveillance information sharing agreement,

(E) The "Relative U.S. Volume" is at least 50 percent (for purposes of this subsection, the term "Relative U.S. Volume" shall mean the ratio of (i) the combined trading volume, on a share-equivalent basis, of the security and related securities (including ADRs overlying such security) in the United States and in any other market with which the Exchange (for ELDS that are listed on the Exchange) or with which any other national securities exchange that is the primary U.S. market for such ELDS (if the ELDS is to be traded on the Exchange pursuant to unlisted trading privileges) has in place an effective, comprehensive surveillance information sharing agreement to (ii) the world-wide trading volume in such securities, or

(F) During the six months preceding the listing of the ELDS on the Exchange (or for ELDS traded on the Exchange pursuant to unlisted trading privileges, preceding the listing of the ELDS on the primary U.S. market for such security), the following trading volume standards were met:

(i) the combined trading volume of the security (including the security itself, any ADR overlying the security (adjusted on a share equivalent basis) and any other classes of stock related to the underlying security) in the United States is at least 20 percent of the combined world-wide trading volume in the security and in related securities,

(ii) the average daily trading volume for the security (or, if traded in the form of an ADR, the ADR overlying such security) in the U.S. market is 100,000 or more shares, and

(iii) the trading volume for the security (or, if traded in the form of an ADR, the ADR overlying such security) is at least 60,000 per day in the U.S. market on a majority of the trading days during the six-month period.

(d) Limits on Number of ELDS.

(1) The issuance of ELDS relating to any underlying U.S. security may not exceed five percent of the total outstanding shares of such underlying security. The issuance of ELDS relating to any underlying non-U.S. security or sponsored ADR may not exceed:

(A) two percent of the total worldwide outstanding shares of such security if at least 20 percent of the worldwide trading volume in the security and related securities during the six-month period preceding the date of listing occurs in the U.S. market;

(B) three percent of the total worldwide outstanding shares of such security if at least 50 percent of the worldwide trading volume in the security and related securities during the six-month period preceding the date of listing occurs in the U.S. market; or

(C) five percent of the total worldwide outstanding shares of such security if at least 70 percent of the worldwide trading volume in the security and related securities during the six-month period preceding the date of listing on the Exchange (for ELDS that are listed on the Exchange) or listing on the national securities exchange that is the primary U.S. market for such ELDS (if the ELDS is to be traded on the Exchange pursuant to unlisted trading privileges) occurs in the U.S. market.

If an issuer proposes to issue ELDS that relate to more than the allowable percentages of the underlying security specified in this subsection (d), then the Exchange, in consultation with the Commission, will evaluate the maximum percentage of ELDS that may be issued on a case-by-case basis.

(e) Prior to the commencement of trading of a particular ELDS designated pursuant to this Rule, the Exchange will distribute a circular to its Members providing guidance regarding Member compliance responsibilities (including suitability recommendations and account approval) when handling transactions in ELDSs.

CHAPTER XV. DUES, FEES, ASSESSMENTS AND OTHER CHARGES; EFFECTIVE DATE

Rule 15.1. Authority to Prescribe Dues, Fees, Assessments and Other Charges

(a) Generally. The Exchange may prescribe such reasonable dues, fees, assessments or other charges as it may, in its discretion, deem appropriate. Such dues, fees, assessments and charges may include membership dues, transaction fees, communication and technology fees, regulatory charges, listing fees, and other fees and charges as the Exchange may determine. All such dues, fees and charges shall be equitably allocated among Members, issuers and other persons using the Exchange's facilities.

(b) Regulatory Transaction Fee. Under Section 31 of the Act, the Exchange must pay certain fees to the Commission. To help fund the Exchange's obligations to the Commission under Section 31, this Regulatory Transaction Fee is assessed to Members. To the extent there may be any excess monies collected under this Rule, the Exchange may retain those monies to help fund its general operating expense. Each Member engaged in executing transactions on the Exchange shall pay, in such manner and at such times as the Exchange shall direct, a Regulatory Transaction Fee equal to (i) the rate determined by the Commission to be applicable to covered sales occurring on the Exchange in accordance with Section 31 of the Act multiplied by (ii) the Member's aggregate dollar amount of covered sales occurring on the Exchange during any computational period.

(c) Schedule of Fees. The Exchange will provide Members with notice of all relevant dues, fees, assessments and charges of the Exchange. Such notice may be made available to Members on the Exchange's website or by any other method deemed reasonable by the Exchange.

Exhibit B

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Response: The Exchange has no applicable materials to submit in regards to this exhibit. All copies of written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant are submitted in Exhibit A.

Exhibit C

Submit the following information for each of EDGA Exchange, Inc.'s (the "Exchange") subsidiaries and affiliates, as well as for any entity with whom the Exchange has contractual or other agreements relating to the operation of an electronic trading system to be used to effect transactions on the Exchange: (i) the name and address of the organization; (ii) the form of the organization; (iii) the name and state and statute citation under which the organization is organized; (iv) a brief description of the nature and extent of affiliation with the organization; (v) a brief description of the organization's business or functions; (vi) a copy of the organization's Constitution; (vii) a copy of the organization's Articles of Incorporation or Association, including all amendments; (viii) a copy of the organization's exiting Bylaws or corresponding rules or instruments; (ix) the name and title of the organization's existing officers, governors, members of all standing committees or persons performing similar functions; and (x) an indication of whether the organization ceased to be associated with the Exchange during the previous year and, if so, a brief description of the reason(s) for termination.

Response: see attached.

Applicant: EDGA Exchange, Inc. **Exhibit C**

1. Name: EDGA Exchange, Inc.
Address: 545 Washington Boulevard, Jersey City, New Jersey 07310.

2. Form of organization: Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2010.

4. *Brief description of nature and extent of affiliation:* Not applicable.

5. Brief description of business or functions: EDGA Exchange, Inc. operates a registered national securities exchange.

6. Copy of constitution: Not applicable.

7. Copy of articles of incorporation or association and amendments: See Securities Exchange Act Release No. 60651 (Sept. 11, 2009) for Certificate of Incorporation for EDGA Exchange, Inc. filed March 9, 2010. See also http://www.directedge.com/ Regulation/ CorporateGovernance.aspx.

8. Copy of existing by-laws: See Securities Exchange Act Release No. 66950 (May 9, 2012) for Bylaws of EDGA Exchange, Inc. See also http://www.directedge. com/ Regulation/ CorporateGovernance.aspx.

9. Name and title of present officers, governors, members of standing committees and persons performing similar functions:

Officers of EDGA Exchange, Inc.
William O'Brien (Chief Executive Officer)
Bryan Harkins (Chief Operating Officer)
Saro Jahani (Chief Information Officer)
Thomas McManus (Chief Regulatory Officer)
Glen Badach (Chief Financial Officer)
Jeffrey Rosenstrock (General Counsel, Secretary)

EDGA Exchange, Inc. Board Members
William O'Brien
Leonard Amoruso
James Angel
Larry Bergmann
James Boyle
Susan Certoma
Matthew Culek
William Dailey

Joseph Droessler
Scott Ganeles
Richard Gorelick
Patrick Healy
Sam Scott Miller
Mark Minister
George Munoz
Richard Schenkman
Michael Simon

EDGA Exchange, Inc. Board Committees

Appeals Committee:
James Angel
Joseph Droessler
Patrick Healy

Audit Committee:
Susan Certoma
George Munoz
Richard Schenkman

Compensation Committee:
Scott Ganeles
Mark Minister
Richard Schenkman

Executive Committee:
William O'Brien
Larry Bergmann
Richard Gorelick
George Munoz
Richard Schenkman

Regulatory Oversight Committee:
Larry Bergmann
William Dailey
Sam Scott Miller

Stockholder-Elected Committees

Exchange Member Nominating Committee:
James Boyle
Joseph Droessler
Richard Gorelick

Nominating and Governance Committee:
William Dailey
Sam Scott Miller
Richard Schenkman

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

Affiliate of EDGA Exchange, Inc.: Direct Edge Holdings LLC

1. Name: Direct Edge Holdings LLC
Address: 545 Washington Boulevard, Jersey City, New Jersey 07310.

2. Form of organization: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on June 5, 2007.

4. *Brief description of nature and extent of affiliation:* Direct Edge Holdings LLC is the parent company of Direct Edge, Inc. Direct Edge, Inc. is the sole shareholder of EDGA Exchange, Inc.

5. Brief description of business or functions: Direct Edge Holdings LLC is a holding company.

6. *Copy of constitution:* Not applicable.

7. *Copy of articles of incorporation or association and amendments:* See Securities Exchange Act Release No. 60651 (Sept. 11, 2009) for Certificate of Formation for Direct Edge Holdings LLC, filed June 5, 2007.

8. *Copy of existing by-laws:* Direct Edge Holdings LLC is governed by the Sixth Amended and Restated Limited Liability Company Operating Agreement, dated May 1, 2013, which was executed by the Board of Managers of Direct Edge Holdings LLC and is attached.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Officers of Direct Edge Holdings LLC
William O'Brien (Chief Executive Officer)
Glen Badach (Chief Financial Officer)
Thomas McManus (General Counsel, Secretary)

Direct Edge Holdings LLC Board of Managers
William O'Brien
Leonard Amoruso
Thomas Ascher

Gerald Beeson
Darren Cohen
Gary Katz
Kenneth MacHarg
Jamil Nazarali
Joseph Ricciardi
Michael Simon

Direct Edge Holdings LLC Board Committees

Compensation Committee
Gerald Beeson
Gary Katz
Steven Bisgay (Board Participant)

Finance and Audit Committee
Thomas Ascher
Darren Cohen
Jamil Nazarali
Steven Bisgay (Board Participant)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

Affiliate of EDGA Exchange, Inc.: Direct Edge, Inc.

1. *Name:* Direct Edge, Inc.
   Address: 545 Washington Boulevard, Jersey City, New Jersey 07310.

2. *Form of organization:* Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware the General Corporation Law of the State of Delaware on July 22, 2010.

4. *Brief description of nature and extent of affiliation:* Direct Edge Inc. is the sole shareholder of EDGA Exchange, Inc. and EDGX Exchange, Inc.

5. *Brief description of business or functions:* Direct Edge Inc. is the sole shareholder of EDGA Exchange, Inc. and EDGX Exchange, Inc.

6. *Copy of constitution:* Not applicable.

7. *Copy of articles of incorporation or association and amendments:* See Securities Exchange Release Act No. 62514 (July 16, 2010) for Certificate of Formation for Direct Edge, Inc., filed July 22, 2010.

8. *Copy of existing by-laws:* See Securities Exchange Act Release No. 62514 (July 16, 2010) for the Bylaws of Direct Edge, Inc., dated July 2010.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Officers of Direct Edge, Inc.
William O'Brien (Chief Executive Officer)
Thomas McManus (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

Affiliate of EDGA Exchange, Inc.: Direct Edge ECN LLC (d/b/a DE Route)

1. *Name:* Direct Edge ECN LLC (d/b/a DE Route) ("DE Route")
Address: 545 Washington Boulevard, Jersey City, NJ 07310

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2005.

4. *Brief description of nature and extent of affiliation:* DE Route is wholly-owned by Direct Edge Holdings LLC. Direct Edge Holdings LLC is the parent company of Direct Edge, Inc., and Direct Edge, Inc. is the sole shareholder of EDGA Exchange, Inc.

5. *Brief description of business or functions:* DE Route is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. It operates solely as a facility of two affiliated national securities exchanges – EDGA Exchange, Inc. and EDGX Exchange, Inc.

6. *Copy of constitution:* Not applicable.

7. *Copy of articles of incorporation or association and amendments:* See Securities Exchange Act Release No. 60651 (Sept. 11, 2009) for Certificate of Formation for Direct Edge ECN LLC, filed April 19, 2005; Certificate of Amendment to the Certificate of Formation of Direct Edge ECN LLC, filed April 29, 2005; and Certificate of Amendment to the Certificate of Formation of Direct Edge ECN LLC, filed August 23, 2005.

8. *Copy of existing by-laws:* DE Route is governed by the Third Amended and Restated Limited Liability Company Operating Agreement of Direct Edge ECN LLC, dated July 21, 2008.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

Officers of DE Route
William O'Brien (Chief Executive Officer)
Glen Badach (Chief Financial Officer/FinOp)
Neil Meislick (Chief Compliance Officer)
Jeffrey Rosenstrock (General Counsel)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

Affiliate of EDGA Exchange, Inc.: EDGX Exchange, Inc.

1. Name: EDGX Exchange, Inc.
Address: 545 Washington Boulevard, Jersey City, New Jersey 07310.

2. *Form of organization:* Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2010.

4. *Brief description of nature and extent of affiliation:* EDGA Exchange, Inc. and EDGX Exchange, Inc. are owned by Direct Edge, Inc.

5. *Brief description of business or functions:* EDGX Exchange, Inc. operates a registered national securities exchange.

6. *Copy of constitution:* Not applicable.

7. *Copy of articles of incorporation or association and amendments:* See Securities Exchange Act Release No. 60651 (Sept. 11, 2009) for Certificate of Incorporation for EDGX Exchange, Inc. filed March 9, 2010. (See http://www.directedge.com/ Regulation/ Corporate Governance.aspx).

8. *Copy of existing by-laws:* See Securities Exchange Act Release No. 66949 (May 9, 2012) for Bylaws of EDGX Exchange, Inc. (See http://www.directedge.com/ Regulation/ CorporateGovernance.aspx).

9. Name and title of present officers, governors, members of standing committees and persons performing similar functions:

Officers of EDGX Exchange, Inc.
William O'Brien (Chief Executive Officer)
Bryan Harkins (Chief Operating Officer)
Saro Jahani (Chief Information Officer)
Thomas McManus (Chief Regulatory Officer)
Glen Badach (Chief Financial Officer)

Jeffrey Rosenstrock (General Counsel, Secretary)

EDGX Exchange, Inc. Board Members
William O'Brien
Leonard Amoruso
James Angel
Larry Bergmann
James Boyle
Susan Certoma
Matthew Culek
William Dailey
Joseph Droessler
Scott Ganeles
Richard Gorelick
Patrick Healy
Sam Scott Miller
Mark Minister
George Munoz
Richard Schenkman
Michael Simon

EDGX Exchange, Inc. Board Committees

Appeals Committee:
James Angel
Joseph Droessler
Patrick Healy

Audit Committee:
Susan Certoma
George Munoz
Richard Schenkman

Compensation Committee:
Scott Ganeles
Mark Minister
Richard Schenkman

Executive Committee:
William O'Brien
Larry Bergmann
Richard Gorelick
George Munoz
Richard Schenkman

Regulatory Oversight Committee:

Larry Bergmann
William Dailey
Sam Scott Miller

Stockholder-Elected Committees

Exchange Member Nominating Committee:
James Boyle
Joseph Droessler
Richard Gorelick

Nominating and Governance Committee:
William Dailey
Sam Scott Miller
Richard Schenkman

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

SIXTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

DIRECT EDGE HOLDINGS LLC

Dated as of May 1, 2013

TABLE OF CONTENTS

SIXTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF DIRECT EDGE HOLDINGS LLC

This Sixth Amended and Restated Limited Liability Company Operating Agreement is made as of May 1, 2013 (the "Effective Date"), by and among Citadel Securities LLC ("Citadel"), The Goldman Sachs Group, Inc. ("Goldman"), Knight Capital Holdings LLC ("Knight"), International Securities Exchange Holdings, Inc. ("ISE Holdings"), DB US Financial Markets Holding Corporation ("DB"), LabMorgan Corporation ("JPMorgan"), Merrill Lynch L.P. Holdings, Inc. ("Merrill"), Nomura Securities International, Inc. ("Nomura"), and Sun Partners LLC ("Sun", and together with DB, JPMorgan, Merrill and Nomura, the "ISE Stock Exchange Consortium Members"), and all other Persons (as defined in Section 1.1) who become parties hereto as Members (as defined in Section 1.1) of Direct Edge Holdings LLC (the "Company"), in accordance with the terms hereof, for purposes of recording their agreement regarding the affairs of the Company and the conduct of its business.

Recitals

WHEREAS, on June 5, 2007, Knight formed the Company as a limited liability company pursuant to the Act (as defined in Section 1.1), by causing to be filed a Certificate of Formation of the Company, attached hereto as Exhibit A (the "Certificate"), with the office of the Secretary of State of the State of Delaware, and entered into the Limited Liability Company Operating Agreement of the Company as the sole member (the "Initial Agreement");

WHEREAS, the Company was formed for the purpose of operating an ECN (as defined in Section 1.1) through its ownership of 100% of the ownership interest in Direct Edge ECN LLC, a Delaware limited liability company ("Direct Edge");

WHEREAS, on July 23, 2007, Citadel purchased Units (as defined in Section 1.1) representing a 25% ownership interest in the Company pursuant to that certain Purchase Agreement, dated as of June 12, 2007, as amended pursuant to the Amendment to Purchase Agreement, dated as of July 23, 2007, among the Company, Citadel and solely with respect to certain sections thereof, Knight Capital Group, Inc. (the "Citadel Purchase Agreement");

WHEREAS, on July 23, 2007, Citadel and Knight amended and restated the Initial Agreement in its entirety to reflect the issuance of Units to Citadel pursuant to the Citadel Purchase Agreement and the admission of Citadel as a Member of the Company (the "First Amended Agreement");

WHEREAS, the Company issued to Citadel a Warrant, dated as of July 23, 2007 (the "Warrant"), pursuant to which Citadel exercised in full its right to purchase up to 1,939,394 Units from the Company on September 28, 2007;

WHEREAS, on September 28, 2007, Goldman purchased Units from Knight and Citadel representing a 31% ownership interest in the Company pursuant to that certain Purchase Agreement, dated as of August 10, 2007, among the Knight Capital Group, Inc., Citadel and Goldman (the "Goldman Purchase Agreement");

WHEREAS, on September 28, 2007, Citadel, Goldman and Knight amended and restated the First Amended Agreement in its entirety to reflect the purchase of Units by Goldman from Knight and Citadel pursuant to the Goldman Purchase Agreement and the admission of Goldman as a Member of the Company (the "Second Amended Agreement");

WHEREAS, on December 23, 2008 and immediately prior to the execution and delivery of the Third Amended Agreement (as defined below), ISE Holdings purchased (i) all of the Class B limited liability company membership interests of ISE Exchange from Knight and Citadel representing in the aggregate a 10.0% ownership interest in ISE Stock Exchange, LLC, a Delaware limited liability company ("ISE Exchange"), and (ii) Units from Citadel, Goldman and Knight representing a 22.98% ownership interest in the Company (the "ISE Purchases"), in each case pursuant to that certain Transaction Agreement, dated as of August 22, 2008 (the "Transaction Agreement"), among Citadel, Goldman, Knight, the Company, ISE Holdings, ISE Exchange, International Securities Exchange, LLC, a Delaware limited liability company ("ISE LLC"), and Maple Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company ("Merger Sub");

WHEREAS, immediately following the ISE Purchases, ISE Holdings and the ISE Stock Exchange Consortium Members owned in aggregate 100% of the ownership interest in ISE Exchange;

WHEREAS, on December 23, 2008 (i) immediately following the ISE Purchases, ISE Exchange merged with and into Merger Sub pursuant to the Transaction Agreement (the "Merger"), with Merger Sub surviving the merger as a wholly owned subsidiary of the Company (the "Surviving Company"), as a result of which Merger, the ownership interests in ISE Exchange owned by ISE Holdings and the ISE Stock Exchange Consortium Members were converted into Units; and (ii) immediately following the Merger, ISE Holdings made a capital contribution to the Company pursuant to the Transaction Agreement (the "ISE Capital Contribution");

WHEREAS, as a result of the ISE Purchases and the Merger, Knight, Citadel and Goldman each owned Units representing a 21.39% ownership interest in the Company, ISE Holdings owned Units representing a 26.40% ownership interest in the Company and the ISE Stock Exchange Consortium Members owned Units representing a 9.42% ownership interest in the Company, in aggregate;

WHEREAS, on December 23, 2008, (A) simultaneous with the effectiveness of the Merger, the Second Amended Agreement was amended and restated in its entirety (the "Third Amended Agreement") to reflect (i) the purchase of Units by ISE Holdings from Citadel, Goldman and Knight pursuant to the Transaction Agreement, (ii) the admission of ISE Holdings as a Member of the Company, (iii) the Merger, (iv) the admission, pursuant to Section 18-301(b)(3) and Section 18-101(7) of the Act, of the ISE Stock Exchange Consortium Members as Members of the Company as a result of the Merger, and (v) the current requirements applicable to national securities exchanges; and (B) immediately following the amendment and restatement of the Second Amended Agreement in its entirety, Exhibit B and Exhibit C of the Third Amended Agreement were deemed amended to reflect the ISE Capital Contribution, as a result of which, Knight, Citadel and Goldman each owned Units representing a 19.9% ownership interest in the Company, ISE Holdings owned Units representing a 31.54% ownership interest in the Company and the ISE Stock Exchange Consortium Members owned Units representing a 8.76% ownership interest in the Company, in aggregate;

WHEREAS, prior to the Merger, the ISE Stock Exchange operated a marketplace for the trading of U.S. cash equity securities by equity electronic access members of ISE LLC under the rules of the ISE as a Facility of ISE LLC (the "ISE Exchange");

WHEREAS, after the Merger, Merger Sub, as successor in interest to ISE Stock Exchange, operated the ISE Exchange as a Facility of ISE LLC;

WHEREAS, on March 9, 2009, the Company formed each of EDGA Exchange, Inc., a Delaware corporation ("EDGA"), and EDGX Exchange, Inc., a Delaware corporation ("EDGX");

WHEREAS, on March 12, 2010, each of EDGA and EDGX received approval to operate as a national securities exchange with the United States Securities and Exchange Commission (the "SEC");

WHEREAS, as a result of EDGA's and EDGX's becoming national securities exchanges, the ISE Exchange ceased operations;

WHEREAS, the Members previously amended and restated the Third Amended Agreement in its entirety (the "Fourth Amended Agreement") to modify certain management rights set forth therein;

WHEREAS, the Members previously amended and restated the Fourth Amended Agreement in its entirety (the "Fifth Amended Agreement") to permit the issuance of options for membership interests to certain of its officers and employees in conjunction with the Equity Plan adopted by the Members and the Board and ratified by the Compensation Committee of the Boards of Directors of each of EDGA and EDGX;

WHEREAS, on July 22, 2010, the Company formed Direct Edge, Inc., a Delaware corporation ("DE"), and transferred to DE all of the capital stock in EDGA and EDGX held by the Company pursuant to that certain Contribution Agreement dated as of July 22, 2010 by and among the Company, EDGA, EDGX, Direct Edge and DE;

WHEREAS, on December 7, 2011, Merger Sub was dissolved;

WHEREAS, the Members desire to amend and restate the Fifth Amended Agreement in its entirety, which will be known as the Sixth Amended Agreement, to reflect DE as a wholly owned subsidiary of the Company and as the direct parent company to EDGA and EDGX and to make other changes as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby continue the Company without dissolution, amend and restate the Fifth Amended Agreement in its entirety and agree as follows:

Article I
Defined Terms

1.1 Definitions. The following terms shall have the following meanings as used in this Agreement:

"AAA" shall have the meaning set forth in Section 15.8.

"Act" shall mean the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended and in effect from time to time, and any successor statute.

"Additional Capital Contribution" shall have the meaning set forth in Section 5.2(b).

"Affiliate" shall have the meaning set forth in Rule 12b-2 under the Exchange Act.

"Agreement" shall mean this sixth amended and restated limited liability company operating agreement, including all exhibits hereto, as amended, restated or supplemented from time to time.

"Annual Budget" shall have the meaning set forth in Section 11.4.

"Arbitrator Panel" shall have the meaning set forth in Section 15.8.

"Associated Businesses" shall have the meaning set forth in Section 7.15(b).

"Bankruptcy" shall have the meaning ascribed thereto in Sections 18-101(1) and 18-304 of the Act.

"Bankruptcy Code" shall mean the Bankruptcy Reform Act of 1978, 11 U.S.C. § 101 et seq., as amended and in effect from time to time, and any successor statute.

"beneficially owned" shall have the meaning set forth in Rule 13d-3 under the Exchange Act. "owned beneficially" and similar formulations shall have correlative meanings.

"Board" shall have the meaning set forth in Section 7.1(a).

"Business Day" shall mean a day other than a Saturday or a Sunday on which commercial banks in New York are not required or permitted under applicable laws or regulations to close.

"Capital Account" shall mean a capital account maintained for each Member in accordance with the principles and requirements set forth in Section 704(b) of the Code.

"Capital Call Amount" shall have the meaning set forth in Section 5.2(b).

"Capital Call Notice" shall have the meaning set forth in Section 5.2(b).

"Capital Call Response Date" shall have the meaning set forth in Section 5.2(b).

"Capital Contribution" shall mean the amount of all capital contributions, including Additional Capital Contributions, contributed by a Member in its capacity as such at any point in time.

"Capital Contribution Date" shall have the meaning set forth in Section 5.2(d).

"Capital Contribution Shortfall" shall have the meaning set forth in Section 5.2(c).

"Certificate" shall have the meaning set forth in the recitals.

"Citadel" shall have the meaning set forth in the preamble.

"Citadel Confidentiality Agreement" shall mean the confidentiality agreement among Knight Capital Group, Inc., Direct Edge and Citadel Limited Partnership, dated February 22, 2007.

"Citadel Purchase Agreement" shall have the meaning set forth in the recitals.

"Client" shall have the meaning set forth in Section 7.15(c).

"Code" shall mean the United States Internal Revenue Code of 1986, as amended and in effect from time to time.

"Company" shall have the meaning set forth in the preamble.

"Company-Related SRO" shall mean any Exchange Subsidiary of the Company that is registered with the SEC as a national securities exchange, as provided in Section 6 of the Exchange Act.

"Company's business" shall mean the business of the Company and its subsidiaries.

"Compelled Members" shall have the meaning set forth in Section 6.3(a).

"Compellors" shall have the meaning set forth in Section 6.3.

"Competing Prospective Licensee" shall have the meaning set forth in Section 10.7(b).

"Confidential Information" shall have the meaning set forth in Section 7.15(b).

"Consortium Units" shall have the meaning set forth in Section 6.2(a).

"Controlling Units" shall have the meaning set forth in Section 6.3.

"Conversion" shall have the meaning set forth in Section 7.19(a).

"Covered Persons" shall have the meaning set forth in Section 15.1(a).

"DB" shall have the meaning set forth in the preamble.

"DE" shall have the meaning set forth in the recitals.

"Delaware UCC" shall have the meaning set forth in Sections 4.1(e) and 4.2.

"Direct Edge" shall have the meaning set forth in the recitals.

"Distributable Cash" shall have the meaning set forth in Section 8.1.

"Distribution Plan" shall mean a capital spending and distribution plan adopted pursuant to Section 7.7(c)(3).

"Drag-Along Offer" shall have the meaning set forth in Section 6.3.

"Drag-Along Notice" shall have the meaning set forth in Section 6.3(b)(i).

"ECN" shall mean an "electronic communications network" as defined in Rule 600(b) of Regulation NMS of the Exchange Act.

"EDGA" shall have the meaning set forth in the recitals.

"EDGX" shall have the meaning set forth in the recitals.

"Effective Date" shall have the meaning set forth in the preamble.

"Eligible Subsidiary" shall have the meaning set forth in Section 7.18.

"Eligible Units" shall have the meaning set forth in Section 6.2(f).

"Ending Date" shall have the meaning set forth in Section 6.4(b).

"Equity Plan" shall mean the Direct Edge Holdings 2010 Equity Incentive Plan.

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute.

"Exchange Member" shall mean (i) any registered broker or dealer, as defined in Section 3(a)(48) of the Exchange Act, that is registered with the SEC under the Exchange Act and that has been admitted to membership in the national securities exchange operated by a Company-Related SRO, or (ii) any associated person of any registered broker or dealer (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act) that has been admitted to membership in the national securities exchange operated by a Company-Related SRO.

"Exchange Subsidiaries" shall mean (i) EDGA, (ii) EDGX, and (iii) any subsidiary of the Company that is registered with the SEC as a national securities exchange.

"Excluded Units" shall have the meaning set forth in Section 6.4(c).

"Exempt Person" shall have the meaning set forth in Section 7.15(c)(1).

"Facility" shall have the meaning set forth in Section 3(a)(2) of the Exchange Act.

"Fifth Amended Agreement" shall have the meaning set forth in the recitals.

"Fill-Up Amount" shall have the meaning set forth in Section 5.2(c).

"Fill-Up Member" shall have the meaning set forth in Section 5.2(c).

"Fill-Up Notice" shall have the meaning set forth in Section 5.2(c).

"Fill-Up Response Date" shall have the meaning set forth in Section 5.2(c).

"Final Contribution Notice" shall have the meaning set forth in Section 5.2(d).

"FINRA" shall mean the Financial Industry Regulatory Authority.

"First Amended Agreement" shall have the meaning set forth in the recitals.

"First Fill-Up Amount" shall have the meaning set forth in Section 5.2(c).

"First Fill-Up Member" shall have the meaning set forth in Section 5.2(c).

"First Option Period" shall have the meaning set forth in Section 6.2(d).

"Fiscal Year" shall mean the calendar year.

"Fourth Amended Agreement" shall have the meaning set forth in the recitals.

"Fully Participating Members" shall have the meaning set forth in Section 5.2(c).

"Goldman" shall have the meaning set forth in the preamble.

"Goldman Confidentiality Agreement" shall mean the Reciprocal Non-Disclosure and Non-Promotion Agreement between Direct Edge and Goldman dated February 5, 2007.

"Goldman Purchase Agreement" shall have the meaning set forth in the recitals.

"Independent Accountants" shall have the meaning set forth in Section 11.6(a).

"Individual Additional Capital Contribution" shall have the meaning set forth in Section 5.2(b).

"Initial Agreement" shall have the meaning set forth in the recitals.

"Initial Members" shall mean Knight, Citadel, Goldman, ISE Holdings and the ISE Stock Exchange Consortium Members (together, in each case, with Affiliates of such Person to whom Units originally held by such Person have been Transferred and who have been admitted to the Company as Members).

"Initial Public Offering" means the first registered offering of shares of capital stock of the Company or any successor to the Company (whether by merger, conversion, the transfer of all or substantially all of the assets of the Company or otherwise), or a subsidiary of the Company, as the case may be, under the Securities Act pursuant to an effective registration statement.

"Intellectual Property" shall have the meaning set forth in Section 7.15(c)(2).

"IRS" shall have the meaning set forth in Section 7.17(b).

"ISE Capital Contribution" shall have the meaning set forth in the recitals.

"ISE Confidentiality Agreement" shall mean the confidentiality agreement between ISE Holdings and the Company, dated December 6, 2007.

"ISE Exchange" shall have the meaning set forth in the recitals.

"ISE Holdings" shall have the meaning set forth in the preamble.

"ISE LLC" shall have the meaning set forth in the recitals.

"ISE Stock Exchange Consortium Members" shall have the meaning set forth in the preamble.

"ISE Stock Exchange Consortium Option" shall have the meaning set forth in Section 6.2(b).

"ISE Stock Exchange Consortium Option Period" shall have the meaning set forth in Section 6.2(b).

"Issuance Period" shall have the meaning set forth in Section 6.4(b).

"Issued Price" shall have the meaning set forth in Section 6.4(a).

"Issued Terms" shall have the meaning set forth in Section 6.4(a).

"Issued Units" shall have the meaning set forth in Section 6.4(a).

"JPMorgan" shall have the meaning set forth in the preamble.

"Knight" shall have the meaning set forth in the preamble.

"Knight Capital" means Knight Capital Group, Inc., a Delaware corporation.

"Liquidator" shall have the meaning set forth in Section 13.2(b).

"Manager" shall have the meaning set forth in Section 7.1(a).

"Management Units" shall have the meaning set forth in Section 6.4(c)(2).

"Member" shall mean any Person (i) executing this Agreement as a member of the Company as of the Effective Date, (ii) admitted as a Member of the Company as of the Merger Date upon the effectiveness of the Merger pursuant to Sections 18-301(b)(3) and 18-101(7) of the Act, or (iii) hereafter admitted to the Company as an additional or substitute member of the Company as provided in this Agreement, each in its capacity as a member of the Company, and shall have the same meaning as the term "member" under the Act, but does not include any Person who has ceased to be a member of the Company.

"Member BFO" shall have the meaning set forth in Section 6.2(a).

"Merger" shall have the meaning set forth in the recitals.

"Merger Date" shall mean December 23, 2008.

"Merger Sub" shall have the meaning set forth in the recitals.

"Merrill" shall have the meaning set forth in the preamble.

"New Members" shall have the meaning set forth in Section 6.6(d).

"Nomura" shall have the meaning set forth in the preamble.

"Non-Fully Participating Member" shall have the meaning set forth in Section 5.2(c).

"Non-recourse Debt" shall mean a non-recourse liability as defined in Treasury Regulation § 1.752-1(a)(2).

"Non-Selling ISE Stock Exchange Consortium Member" shall have the meaning set forth in Section 6.2(b).

"Non-Selling Notice" shall have the meaning set forth in Section 6.2(e).

"Non-Selling Member Option" shall have the meaning set forth in Section 6.2(e).

"Non-Selling Member Option Period" shall have the meaning set forth in Section 6.2(e).

"Non-Selling Members" shall have the meaning set forth in Section 6.2(a).

"Notice" shall have the meaning set forth in Section 6.2(a).

"Offered Price" shall have the meaning set forth in Section 6.2(a).

"Offered Terms" shall have the meaning set forth in Section 6.2(a).

"Offered Units" shall have the meaning set forth in Section 6.2(a).

"Option" shall have the meaning set forth in Section 4.1(c).

"Other State UCC" shall have the meaning set forth in Section 4.2.

"Ownership Limitations" shall mean the ownership limitations set forth in Section 12.1(a)(1) and Section 12.1(a)(2).

"Percentage Interest" shall mean, with respect to a Member, the ratio of the number of Units held by the Member to the total of all of the issued and outstanding Units, expressed as a percentage. For purposes of Article XII and any references to Article XII, Percentage Interest shall also include Units owned, directly or indirectly, of record or beneficially, by a Person, either alone or together with its Related Persons.

"Permitted Person" shall have the meaning set forth in Section 10.7(a).

"Permitted Transferee" shall have the meaning set forth in Section 6.6(c).

"Person" shall mean any individual, partnership, joint stock company, corporation, entity, association, trust, limited liability company, joint venture, unincorporated organization, and any government, governmental department or agency or political subdivision of any government.

"Potential Purchaser" shall have the meaning set forth in Section 6.2(a).

"Purchase Period" shall have the meaning set forth in Section 6.4(a)(1).

"Purchase Right" shall have the meaning set forth in Section 6.4(a)(1).

"Purchase Right Notice" shall have the meaning set forth in Section 6.4(a).

"Purchasing Member" shall have the meaning set forth in Section 6.4(a)(1).

"Regulatory Funds" shall mean fees, fines or penalties derived from the regulatory operations of a Company-Related SRO, provided that Regulatory Funds shall not include revenues derived from listing fees, market data revenues, transaction revenues or any other aspect of the commercial operations of such Company-Related SRO, even if a portion of such revenues are used to pay costs associated with the regulatory operations of such Company-Related SRO.

"Related Persons" shall mean with respect to any Person: (A) any Affiliate of such Person; (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of Units; (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Exchange Member, any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act); (E) in the case of a Person that is a natural person and an Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Company or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable.

"Remaining Issued Units" shall have the meaning set forth in Section 6.4(b).

"Representatives" shall have the meaning set forth in Section 7.15(b).

"Restricted Entity" shall have the meaning set forth in Section 7.18.

"ROFR Ending Date" shall have the meaning set forth in Section 6.2(i).

"ROFR Purchasing Member" shall have the meaning set forth in Section 6.2(f).

"Rules" shall have the meaning set forth in Section 3(a)(27) of the Exchange Act, with respect to a Company-Related SRO.

"SEC" shall have the meaning set forth in the recitals.

"Second Amended Agreement" shall have the meaning set forth in the recitals.

"Securities Act" shall mean the Securities Act of 1933, as amended and in effect from time to time, and any successor statute.

"Selling Member" shall have the meaning set forth in Section 6.2(a).

"Services Agreements" shall mean the Transition Services Agreement between Knight Capital and the Company, dated as of July 23, 2007, and amendments thereto, the Regulatory Services Agreement between ISE LLC and EDGA, dated as of January 21, 2010, the Regulatory Services Agreement between ISE LLC and EDGX, dated as of January 21, 2010, and the Mutual Services Agreement between ISE LLC and DE dated as of November 4, 2010.

"Shortfall Amount" shall have the meaning set forth in Section 8.1(a).

"Specified Transferee" shall mean, with respect to any Member, (i) any Affiliate of such Member, (ii) any Person that acquires substantially all of the assets of such Member, so long as such Member has, immediately prior to such acquisition, material assets and/or operations other than its Units, or (iii) any Person that, through a merger, consolidation, recapitalization, sale of equity interests or other transaction or series of transactions involving such Member, owns in the surviving entity after the closing of such transaction a majority of the outstanding equity interests when it did not own a majority of the equity interests in such Member immediately prior to such transaction, so long as such Member or the other Affiliates of such Member involved in such transactions and which such Person controls after the closing had material assets and/or operations other than its Units immediately prior to such closing.

"SRO" shall mean a "self-regulatory organization" as defined in Section 3(a)(26) of the Exchange Act.

"Strategic Investor" shall mean a firm reasonably determined by a majority of all the Managers of the Board to have demonstrated the ability to direct significant order flow to the Company.

"Sun" shall have the meaning set forth in the preamble.

"Surviving Company" shall have the meaning set forth in the recitals.

"Surviving Corporation Shares" shall have the meaning set forth in Section 7.19(b).

"Tax Amount" of a Member for a Fiscal Year or other period shall mean the product of (a) the Tax Rate for such Fiscal Year or other period, and (b) the Member's Tax Amount Base for such Fiscal Year or other period.

"Tax Amount Base" of a Member for a Fiscal Year or other period shall mean the product of (a) the taxable income (for U.S. federal income tax purposes) of the Company determined without regard to any adjustments under §743 of the Code or as a result of the application of §704 of the Code with respect to any variation between the fair market value and tax basis of any assets at the time such assets were contributed to the Company and (b) the Member's Percentage Interest.

"Tax Distributions" shall have the meaning set forth in Section 8.1(a).

"Tax Matters Partner" shall have the meaning set forth in Section 7.17(a).

"Tax Rate" of a Member for a Fiscal Year or other period shall mean the highest effective marginal combined United States federal, state and local income tax rate applicable during such Fiscal Year to a corporation doing business exclusively in New York City, giving proper effect to the federal deduction for state and local income taxes.

"Third Amended Agreement" shall have the meaning set forth in the recitals.

"Transaction Agreement" shall have the meaning set forth in the recitals.

"Transfer" shall mean, (i) when used as a verb, to sell, transfer, assign, encumber or otherwise dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, and (ii) when used as a noun, a direct or indirect, voluntary or involuntary, sale, transfer, assignment, encumbrance or other disposition by operation of law or otherwise.

"Treasury Regulations" shall mean the regulations promulgated by the United States Department of the Treasury pursuant to the Code.

"Units" shall mean the units of interest in the ownership and profits and losses of the Company and such Member's right to receive distributions in its capacity as a Member.

"Unit Holders List" shall have the meaning set forth in Section 6.8.

"Unrestricted Period" shall have the meaning set forth in Section 6.2(i).

"Using Member" shall have the meaning set forth in Section 10.8(a).

"Vendor" shall have the meaning set forth in Section 7.15(c)(4).

"Voting Limitations" shall mean the voting limitations set forth in Section 12.1(a)(3).

"Warrant" shall have the meaning set forth in the recitals.

1.2 Rules of Construction. Unless the context otherwise requires, definitions in this Agreement apply equally to both the singular and plural forms of the defined terms. The terms "include" and "including" and other words of similar import shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular section or subsection. The headings appear as a matter of convenience only and shall not affect the interpretation of this Agreement. All section, subsection, clause and exhibit references not attributed to a particular document shall be references to such parts of this Agreement.

1.3 Effectiveness; Fifth Amended Agreement. This Agreement shall become effective on the Effective Date and shall continue until terminated. The Members hereby irrevocably and unconditionally agree that the Fifth Amended Agreement is hereby amended and restated in its entirety as set forth herein.

Article II
Organization

2.1 Formation. The Members hereby: (a) ratify the formation of the Company as a limited liability company under the Act, the execution of the Certificate by Steven J. Wright as an "authorized person" of the Company within the meaning of the Act, and the filing of the Certificate with the office of the Secretary of State of the State of Delaware; and (b) agree that the rights, duties and liabilities of the Members shall be as provided in the Act, except as otherwise provided herein.

2.2 Name. The name of the Company shall be Direct Edge Holdings LLC. However, the business of the Company may be conducted, upon compliance with all applicable laws, under any other name selected by the Board from time to time.

2.3 Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the office of the initial registered office named in the Certificate or such other registered office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by the Act. The registered agent of the Company required by the Act to be maintained in the State of Delaware shall be The Corporation Service Company, which is located at 2711 Centerville Road, Suite 400 in the City of Wilmington, County of New Castle, Delaware 19808, or such other Person or Persons as the Board may designate from time to time in the manner provided by the Act. The principal office of the Company on the date hereof is 545 Washington Boulevard, Jersey City, New Jersey 07310, and the Company shall maintain there the records required to be maintained under Section 18-305 of the Act. In addition, the Company may maintain such other offices as the Board may deem advisable at any other place or places within or without the State of Delaware.

2.4 Intent. The Members intend that (a) the Company shall always be operated in a manner consistent with its treatment as a partnership for United States federal income tax purposes (and, to the extent possible, for state income tax purposes) within the United States and the Members be treated as partners for United States federal income tax purposes (and to the extent possible, for state income tax purposes), and (b) the Company, to the extent not inconsistent with the foregoing clause (a), shall not be operated or treated as a partnership for purposes of Section 303 of the Bankruptcy Code. Neither the Company nor any Member shall take any action or fail to take any action (including the making of, or failure to make, appropriate tax elections) inconsistent with the express intent of the parties hereto as set forth in the immediately preceding sentence.

2.5 Interests; Property of Company. Units held by a Member shall be personal property of such Member for all purposes. All real and other property owned by the Company shall be deemed property of the Company that is owned by the Company as an entity, and no Member shall own such property in an individual capacity. No Member shall be entitled to interest on or with respect to any Capital Contribution. Except as provided in this Agreement, no

Member shall be entitled to withdraw any part of such Member's Capital Contribution or to receive distributions from the Company.

2.6 Limited Liability. Except as otherwise expressly required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and neither any Member nor any Manager shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Manager of the Company.

Article III
Purpose

3.1 Purpose. Subject to the provisions of this Agreement, the purpose of the Company is (a) to operate directly or indirectly one or more national securities exchanges, (b) to operate directly or indirectly one or more facilities of a national securities exchange, (c) to operate directly or indirectly one or more SROs, and (d) to engage in any other business or activity in which a limited liability company organized under the laws of the State of Delaware may lawfully engage.

Article IV
Equity Interests

4.1 Units; Options.

(a) The Company's equity interests shall be represented by the Units and Options.

(b) All Units are identical to each other and accord the holders thereof the same obligations, rights, and privileges as are accorded to each other holder thereof.

(c) Any option granted under the Equity Plan will have a per Unit exercise price determined from time to time by the Board, which shall not be less than the fair market value of a Unit on the date of grant (each such option, an "Option").

(d) Upon the exercise of any Option by a holder thereof in accordance with the terms of the Option and the Equity Plan, the Company shall issue a number of Units to such exercising holder as provided for in such Option and the exercising holder shall be admitted to the Company as a Member upon the execution of a counterpart signature page to this Agreement.

(e) The Company is authorized to issue certificates to represent any or all of the Units. In the event the Company issues certificates evidencing the Units issued by the Company, the certificates shall bear the following restrictive legends (in addition to any legend restrictions required under applicable state securities laws):

"THE RIGHTS, POWERS, PREFERENCES, RESTRICTIONS (INCLUDING TRANSFER RESTRICTIONS) AND LIMITATIONS OF THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SET FORTH IN, AND THIS CERTIFICATE AND THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED

HEREBY ARE ISSUED IN ACCORDANCE WITH AND SHALL IN ALL RESPECTS BE SUBJECT TO, THE TERMS AND PROVISIONS OF THE SIXTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF DIRECT EDGE HOLDINGS LLC, DATED AS OF MAY 1, 2013, AS THE SAME MAY BE AMENDED AND/OR RESTATED FROM TIME TO TIME (THE "AGREEMENT"). THE TRANSFER, SALE, ASSIGNMENT, ENCUMBRANCE OR DISPOSITION IN ANY MANNER, WHETHER DIRECT OR INDIRECT, VOLUNTARY OR INVOLUNTARY, BY OPERATION OF LAW OR OTHERWISE, OF THIS CERTIFICATE AND THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED HEREBY ARE RESTRICTED AS DESCRIBED IN THE AGREEMENT.

EACH LIMITED LIABILITY COMPANY INTEREST REPRESENTED HEREBY SHALL CONSTITUTE A "SECURITY" WITHIN THE MEANING OF, AND GOVERNED BY, (I) ARTICLE 8 OF THE UNIFORM COMMERCIAL CODE (INCLUDING SECTION 8-102(A)(15) THEREOF) AS IN EFFECT FROM TIME TO TIME IN THE STATE OF DELAWARE (THE "DELAWARE UCC") AND (II) THE CORRESPONDING PROVISIONS OF THE UNIFORM COMMERCIAL CODE OF ANY OTHER APPLICABLE JURISDICTION THAT NOW OR HEREAFTER SUBSTANTIALLY INCLUDES THE 1994 REVISIONS TO ARTICLE 8 THEREOF AS ADOPTED BY THE AMERICAN LAW INSTITUTE AND THE NATIONAL CONFERENCE OF COMMISSIONERS ON UNIFORM STATE LAWS AND APPROVED BY THE AMERICAN BAR ASSOCIATION ON FEBRUARY 14, 1995 (EACH, AN "OTHER STATE UCC"). FOR ALL PURPOSES OF ARTICLE 8 OF THE DELAWARE UCC AND ANY OTHER STATE UCC AND TO THE FULLEST EXTENT PERMITTED BY LAW, THE LAWS OF THE STATE OF DELAWARE SHALL CONSTITUTE THE LOCAL LAW OF DIRECT EDGE HOLDINGS LLC IN ITS CAPACITY AS THE ISSUER OF THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED HEREBY."

In addition, unless counsel to the Company has advised the Company that such legend is no longer needed, each certificate evidencing Units issued by the Company shall bear a legend in substantially the following form:

"THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF UNLESS THEY ARE REGISTERED AND QUALIFIED IN ACCORDANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION SHALL APPLY."

4.2 Article 8 Opt-In. Each limited liability company interest in the Company (including each Unit and Option) shall constitute a "security" within the meaning of, and governed by, (a) Article 8 of the Uniform Commercial Code (including Section 8-102(a)(15) thereof) as in effect from time to time in the State of Delaware (the "Delaware UCC") and (b) the corresponding provisions of the Uniform Commercial Code of any other applicable jurisdiction that now or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995 (each, an "Other State UCC"). For all purposes of Article 8 of the Delaware UCC and any Other State UCC and to the fullest extent permitted by law, the laws of the State of Delaware shall constitute the local law of the Company in the Company's capacity as the issuer of Units and Options.

4.3 Transfer Books. The Company shall maintain books for the purpose of registering the Transfer of Units, and, upon any Transfer of Units, the Company shall notify the registered owner of any applicable restrictions on the Transfer of limited liability company interests in the Company. If Units are represented by certificates, in connection with a Transfer in accordance with this Agreement of any certificated Units, the endorsed certificate(s) evidencing the Units shall be delivered to the Company for cancellation, and the Company shall thereupon issue a new certificate to the transferee evidencing the Units that were Transferred and, if applicable, the Company shall issue a new certificate to the transferor evidencing any Units registered in the name of the transferor that were not Transferred.

4.4 Certificate Signature. If Units are represented by certificates, each such certificate shall be executed by manual or facsimile signature of an officer on behalf of the Company.

Article V
Contributions of Members

5.1 Capital Contributions.

(a) Each Member's Capital Account is set forth opposite its name on Exhibit B, as amended from time to time.

(b) The value assigned to any Capital Contribution shall be equal to the amount of cash and the fair market value of all other assets and/or properties contributed by such Member. In the event of any exercise of an Option in accordance with Section 4.1(c) hereof, the following shall be deemed to occur for the purposes of this Agreement and U.S. federal income tax purposes:

(i) the Company shall be deemed to have paid, as compensation, to the Person exercising such Option an amount equal to the excess of (A) the fair market value (as determined by the Board) of the Units issued by the Company to such Person on the date of the exercise over (B) the exercise price paid by such Person in respect of such Option; and

(ii) such Person shall be deemed to have contributed to the Company, as a Capital Contribution, an amount equal to the sum of (A) the amount of compensation income recognized by such Person pursuant to clause (i) above and (B) the exercise price paid by such Person in respect of such Option.

(c) The number of Units held by, and Percentage Interest of, each Member is set forth on Exhibit C, as amended from time to time.

(d) In the event of any dispute as to the fair market value of any Capital

Contribution made through the provision of services or the contribution of assets or property, the fair market value of such Capital Contribution shall be finally determined by nationally recognized, independent certified public accountants chosen by the Board that have no current business relationship with any of the disputing Members or the Company or as the Members shall otherwise agree.

5.2 Additional Capital Contributions.

(a) The provisions of this Section 5.2 are subject to Article XII, including Section 12.1.

(b) If the Board from time to time, by a majority of the Managers then serving on the Board, authorizes the Company to call for additional capital contributions from the Members (each, an "Additional Capital Contribution"), the Company shall deliver a written request (a "Capital Call Notice") to each Member to make such Additional Capital Contributions. The Capital Call Notice shall specify (i) the aggregate amount of Additional Capital Contributions to be raised by all of the Members (the "Capital Call Amount"), (ii) the Percentage Interest of each Member, (iii) the maximum amount of Additional Capital Contribution that the Company requests from each Member, which amount shall be equal to the Capital Call Amount multiplied by the Percentage Interest of each Member, expressed in decimals (each, an "Individual Additional Capital Contribution"), and (iv) the date on or prior to which each Member must inform the Company as to its election to contribute capital and the amount thereof (the "Capital Call Response Date"), which date shall be at least 15 calendar days after the date of the Capital Call Notice. Subject to the limitations set forth in Article XII, each Member shall have the right, but not the obligation, to contribute cash to the capital of the Company in an amount up to or equal to its Individual Additional Capital Contribution by delivering a written notice to the Company of the amount it elects to contribute on or before the Capital Call Response Date. If any Member timely elects to contribute an amount that is less than its Individual Additional Capital Contribution, then such amount shall be accepted by the Company, but such Member shall be deemed to have declined to exercise its right to make its full Individual Additional Capital Contribution.

(c) If a Member fails to elect to make its full Individual Additional Capital Contribution pursuant to Section 5.2(b) or elects not to make any Additional Capital Contribution (a "Non-Fully Participating Member") by the Capital Call Response Date, then the Company shall deliver to each of the Members who did elect to contribute their full Individual Additional Capital Contributions (the "Fully Participating Members") a notice (the "Fill-Up Notice") specifying (i) the difference between the Capital Call Amount and the aggregate contributions elected to be made by all Members prior to or on the Capital Call Response Date (the "Capital Contribution Shortfall"), (ii) that each of the Fully Participating Members may elect to contribute an additional amount of capital up to and including the Capital Contribution Shortfall, provided, that the aggregate amount that any Member may elect cannot (A) exceed the Capital Contribution Shortfall, or (B) result in such Member's Percentage Interest violating the limitations set forth in Article XII, and (iii) the date on or before when such Member must inform the Company that it elects to make such an additional capital contribution and the amount thereof (such Member's "Fill-Up Amount"), which date shall be at least seven calendar days after the date of the Fill-Up Notice (the "Fill-Up Response Date"). In the event that the Fully

Participating Members elect to make contributions pursuant to this Section 5.2(c) in excess of the Capital Contribution Shortfall (such Fully Participating Members, the "Fill-Up Members"), then, first, each Fill-Up Member (a "First Fill-Up Member") whose Fill-Up Amount is equal to or less than its pro rata portion of the Capital Contribution Shortfall, based on the ratio of the Percentage Interest of such Fill-Up Member to the aggregate of the Percentage Interests of all of the Fill-Up Members, shall be entitled, subject to the limitations set forth in Article XII, to contribute its Fill-Up Amount (such Fill-Up Amount, the "First Fill-Up Amount"), and, second, each other Fill-Up Member shall be entitled, subject to the limitations set forth in Article XII, to contribute a pro rata portion, based on the ratio of the Percentage Interest of such Fill-Up Member to the aggregate of the Percentage Interests of all of the Fill-Up Members other than First Fill-Up Members, of an amount that is equal to the amount of the Capital Contribution Shortfall, less the aggregate of the First Fill-Up Amounts.

(d) The Company shall, promptly after the Fill-Up Response Date, deliver to each of the Members a notice (the "Final Contribution Notice") confirming (i) the amount of capital such Member has elected to contribute pursuant to Section 5.2(b), (ii) the amount of capital such Member will contribute pursuant to Section 5.2(c), after taking into account the last sentence thereof, and (iii) the date by which such capital must be contributed to the Company (the "Capital Contribution Date"), which date shall be at least seven calendar days after such notice. The Final Contribution Notice shall also contain the instructions for the Members to make the Additional Capital Contributions. Any election by a Member to make a contribution pursuant to Section 5.2(b) or Section 5.2(c) shall constitute a binding agreement by such Member to contribute capital to the Company in the amount specified (and adjusted pursuant to the last sentence of Section 5.2(c), if applicable) on or before the Capital Contribution Date.

(e) Promptly following the Capital Contribution Date, or upon the exercise of an Option, as the case may be, the Board shall amend Exhibit B to reflect the amount of any Additional Capital Contribution and any other Capital Contribution deemed to be made pursuant to Section 5.1 by each Member and Exhibit C to reflect the new number of Units, if any, and Percentage Interest of each Member, which Percentage Interest shall be a percentage derived by dividing the amount in the Capital Account of each Member, as adjusted to reflect any Additional Capital Contribution made by such Member and adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f), by the aggregate amount in all of the Capital Accounts of all of the Members, by the aggregate amount in all of the Capital Accounts of all of the Members, in each case as adjusted to reflect any Additional Capital Contributions or other Capital Contribution deemed to be made pursuant to Section 5.1 by all of the Members; provided, that in no event shall the sum of the Percentage Interests of all of the Members exceed one hundred percent.

Article VI
Transferability

6.1 Transfer Generally.

(a) The Members shall not Transfer any Units except in accordance with the requirements set forth in Section 7.7(b)(8) or Section 7.7(c)(4), as applicable.

(b) Subject to Section 6.1(a), a Member shall not be permitted to Transfer all or a portion of its Units except subject to, and in compliance with this Section 6.1 and Sections 6.2, 6.3, 6.4 and 6.6. For the avoidance of doubt, Transfers of Units to a Specified Transferee of a Member shall not be subject to Sections 6.2 or 6.3.

6.2 Right of First Refusal.

(a) If a Member receives a bona fide written offer ("Member BFO", which, if the Member BFO relates to a Company Sale, shall also be a Company BFO) to purchase Units (whether solicited or unsolicited) from any Person other than a Specified Transferee (a "Potential Purchaser"), including a letter of intent or similar document, and such Member desires to Transfer all or a portion of its Units to such Potential Purchaser, such Member (the "Selling Member") shall first deliver written notice of its desire to do so (the "Notice", which, if the Member BFO relates to a Company Sale, shall also be a Sale Notice) to the Company, to each of the Initial Members (together with the Company, the "Non-Selling Members") and, if (x) the Selling Member is an ISE Stock Exchange Consortium Member, and (y) the aggregate Percentage Interest of all of the ISE Stock Exchange Consortium Members is at least 5%, to the ISE Stock Exchange Consortium Members. The Notice must specify: (i) the Selling Member's bona fide intention to Transfer the Units, (ii) the number of Units that the Selling Member proposes to Transfer (the "Offered Units"), (iii) the proposed consideration per Unit (expressed as a value in cash, the "Offered Price") for which the Selling Member proposes to Transfer the Units, (iv) the identity of the Potential Purchaser, and (v) all other material terms and conditions of the proposed transaction (the "Offered Terms"). Each Notice shall constitute an irrevocable and binding offer by the Selling Member to Transfer the Offered Units in accordance with the Notice and this Section 6.2.

(b) If the Selling Member is an ISE Stock Exchange Consortium Member and the aggregate Percentage Interest of all of the ISE Stock Exchange Consortium Members is at least 5%, then each non-selling ISE Stock Exchange Consortium Member ("Non-Selling ISE Stock Exchange Consortium Member") not then in material breach of this Agreement, subject to such Non-Selling ISE Stock Exchange Consortium Member's right, if any, to cure, shall have an option (the "ISE Stock Exchange Consortium Option") to purchase up to such number of Offered Units as would enable the Non-Selling ISE Stock Exchange Consortium Members to maintain collectively their then current Percentage Interest, but such purchase right shall not exceed their aggregate Percentage Interest of 8.74% (such specified number of Offered Units, the "Consortium Units"), for the Offered Price and on the Offered Terms. A Non-Selling ISE Stock Exchange Consortium Member must exercise such option, if it so desires, no later than 30 calendar days after the Notice has been delivered to it in accordance with Section 6.2(a) or the Non-Selling Notice has been delivered to it in accordance with Section 6.2(d) (such 30 calendar day period, the "ISE Stock Exchange Consortium Option Period"). The ISE Stock Exchange Consortium Option and all rights associated with it shall be subject to Sections 6.2(c) and (d) and the limitations set forth in Article XII.

(c) Intentionally Omitted.

(d) The Company shall have the option to purchase all or a portion of the Offered Units for the Offered Price and on the Offered Terms, provided, however, that a purchase of Offered Units by the Company shall be void to the extent it would result in a violation by any Member of the limitations set forth in Article XII. The Company must exercise such option, if it so desires, no later than 30 calendar days after the Notice has been delivered to the Company in accordance with Section 6.2(a) (the "First Option Period") by written notice to the Selling Member. Any written notice delivered by the Company to the Selling Member exercising the option set forth under this Section 6.2(d) shall constitute an irrevocable commitment by the Company to purchase the number of Offered Units for which the Company has indicated its intention to purchase in such written notice in accordance with the Notice and this Section 6.2. If the Company fails to provide such written notice to the Selling Member prior to the expiration of the First Option Period, then the Company shall forfeit its right to purchase any of the Offered Units.

(e) The Company shall, no later than the last calendar day of the First Option Period, deliver written notice to the Non-Selling Members and, if the Selling Member is an ISE Stock Exchange Consortium Member, to the Non-Selling ISE Stock Exchange Consortium Members (the "Non-Selling Notice") specifying the number, if any, of Offered Units that it does not intend to purchase pursuant to Section 6.2(d). If the Selling Member is an ISE Stock Exchange Consortium Member, the provisions of Section 6.2(b) shall apply. If (i) the Selling Member is not an ISE Stock Exchange Consortium Member, or (ii) there are remaining Offered Units after the application of Section 6.2(b), then each Non-Selling Member that is not then in material breach of this Agreement, subject to such Non-Selling Member's right, if any, to cure, shall have an option (the "Non-Selling Member Option") to purchase all or a portion of the remaining Offered Units eligible for purchase by the Non-Selling Members for the Offered Price and on the Offered Terms, subject to the limitations set forth in Article XII. Each such Non-Selling Member must exercise the Non-Selling Member Option, if it so desires, no later than 30 calendar days after one of the following applicable times (the "Non-Selling Member Option Period"): (x) if the Selling Member is not an ISE Stock Exchange Consortium Member, from the earlier of (i) the date of delivery of the Non-Selling Notice and (ii) the expiration of the First Option Period or (y) if the Selling Member is an ISE Stock Exchange Consortium Member, the expiration of the ISE Stock Exchange Consortium Option Period.

(f) The ISE Stock Exchange Consortium Option or the Non-Selling Member Option, as the case may be, shall be exercised by delivery by such Non-Selling ISE Stock Exchange Consortium Member or Non-Selling Member (a "ROFR Purchasing Member") of written notice to the Selling Member, which shall state the number of Offered Units eligible for purchase by the ROFR Purchasing Member pursuant to the applicable option (in each case, the "Eligible Units") that such ROFR Purchasing Member intends to purchase pursuant to the applicable option and shall include a representation of such ROFR Purchasing Member that it is an "accredited investor" within the meaning of Rule 501 under the Securities Act. Any written notice delivered by a ROFR Purchasing Member to the Selling Member exercising the option set forth under Sections 6.2(b) or (e), as applicable, shall constitute an irrevocable and binding commitment by such ROFR Purchasing Member to purchase the number of Offered Units for which such ROFR Purchasing Member has indicated its intention to purchase in such written notice in accordance with the Notice and this Section 6.2. Any Non-Selling ISE Stock Exchange Consortium Member and any Non-Selling Member that fails to provide such written notice to the Selling Member prior to the expiration of the ISE Stock Exchange Consortium Option Period or the Non-Selling Member Option Period, as applicable, shall forfeit its right to purchase any of the Eligible Units under the applicable option.

(g) In the event that the number of Eligible Units that the ROFR Purchasing Members elect to purchase is greater than the actual number of Eligible Units, then each ROFR Purchasing Member shall be entitled to purchase a pro rata portion of the Eligible Units, based on the ratio of the number of Units owned by such ROFR Purchasing Member to the total number of Units owned by all ROFR Purchasing Members, for the Offered Price and on the Offered Terms, subject to the limitations set forth in Article XII.

(h) Neither the Company nor the ROFR Purchasing Members (other than Non-Selling ISE Stock Exchange Consortium Members) shall have any right to purchase any of the Offered Units hereunder unless all of the Offered Units are purchased pursuant to this Section 6.2. If the Company and/or the ROFR Purchasing Members exercise their option or options to purchase all of the Offered Units, any Person that elects, pursuant to this Section 6.2, to purchase any Offered Units from the Selling Member shall, following delivery of written notice to the Selling Member for such election, cooperate with the Selling Member, and the Selling Member shall cooperate with such Person, and each of them shall use commercially reasonable efforts, to consummate the purchase and sale of the Offered Units that such Person has elected to purchase, as promptly as practicable, for the Offered Price and on the Offer Terms. If the Company, the Non-Selling ISE Stock Exchange Consortium Members and the Non-Selling Members do not exercise their option or options to purchase all of the Offered Units within the time periods described in Section 6.2(b) through Section 6.2(e), then all options of the Company, the Non-Selling ISE Stock Exchange Consortium Members and the Non-Selling Members to purchase the Offered Units, whether exercised or not, shall terminate. Notwithstanding anything to the contrary herein, if the consideration to be provided pursuant to the Member BFO is other than for all cash, the right to purchase the Offered Units hereunder may be exercisable in cash at the fair market value of the securities or other property which constitute the Member BFO.

(i) Upon the earlier of (i) the expiration of the Non-Selling Member Option Period in which period the Non-Selling Members do not deliver written notices indicating their intent, in the aggregate, to purchase all of the Eligible Units, and (ii) delivery of written notices to the Selling Member from all the Non-Selling Members indicating their intent, in the aggregate, to purchase less than all of the Eligible Units (the date of such earlier occurrence, the "ROFR Ending Date"), the Selling Member shall have the right, exercisable for a period of 60 calendar days from the ROFR Ending Date (the "Unrestricted Period"), and subject to the limitations set forth in Article XII, to Transfer all or a portion of the Offered Units to any Person for a price per Unit that is not less than the Offered Price and on material terms and conditions that are not more favorable than the Offered Terms; provided, that a Selling Member shall be deemed to have Transferred its Offered Units during the Unrestricted Period if it, during the Unrestricted Period, has irrevocably entered into a bona fide binding agreement to Transfer the Offered Units to any Person; provided further, that the closing of such Transfer must occur within 60 calendar days of the execution of such bona fide binding agreement, which period may be extended by the Selling Member by up to an additional 60 calendar days as required to obtain regulatory approvals. If the Selling Member ever wishes to Transfer the Offered Units for a price per Unit that is less than the Offered Price or on material terms and conditions that are more favorable than the Offered Terms, or if the Selling Member wishes to Transfer the Offered Units following the expiration of the Unrestricted Period, the Selling Member shall be required to first comply with this Section 6.2 anew.

(j) This Section 6.2 shall terminate effective as of and not apply to Transfers of Units made pursuant to the Initial Public Offering of the Company.

6.3 Drag-Along Right. In the event that the Company and the Non-Selling Members do not exercise their right to purchase all of the Offered Units pursuant to Section 6.2, and subject to the terms of Sections 6.6(b), 6.6(c), 6.6(e) and Section 7.7(c)(4), if applicable, and notwithstanding the requirements that would otherwise apply pursuant to Section 6.6(a), if Members holding greater than 50% of the Percentage Interests, (such Initial Members or such Members, the "Compellors") shall, in any transaction or series of related transactions, directly or indirectly, propose to sell for value all Units held by them (the "Controlling Units") to a Potential Purchaser (the "Drag-Along Offer"), the provisions set forth in this Section 6.3 shall apply at the option of the Compellors.

(a) The Compellors may, at their option, require the other Members (the "Compelled Members") to sell all Units owned or held by them to such third party or parties for the same consideration and otherwise on the same terms and conditions upon which the Compellors sell their Units, subject to this Section 6.3.

(b) (i) The Compellors shall provide a written notice (the "Drag-Along Notice") of such Drag-Along Offer to each of the Compelled Members, with a copy to the Company, not later than the date of acceptance of the Drag-Along Offer by the Potential Purchaser. The Drag-Along Notice shall contain written notice of the exercise of the rights of the Compellors pursuant to Section 6.3(a), setting forth the consideration to be paid by the third party or parties and all other material terms and conditions of the Drag-Along Offer, as well as a copy of the Drag-Along Offer, if available. Within ten Business Days following the date the Drag-Along Notice is given, each of the Compelled Members shall deliver to the Compellors a special irrevocable power-of-attorney authorizing the Compellors, on behalf of such Compelled Member, to sell or otherwise dispose of such Units pursuant to the terms of the Drag-Along Offer and to take all such actions as shall be necessary or appropriate in order to consummate such sale or disposition.

(ii) Promptly after the consummation of the sale of Units of the Compellors and the Compelled Members to the Potential Purchaser pursuant to the Drag-Along Offer, but in no event more than two Business Days thereafter, the Compellors shall remit to the Compelled Members the total sales price of the Units of the Compelled Members sold pursuant thereto less a pro rata portion of the expenses (including, without limitation, reasonable legal expenses) incurred by the Compellors in connection with such sale.

(iii) If, at the end of the 270-day period following the giving of the Drag-Along Notice, the Compellors shall not have completed the sale of all the Controlling Units and the Units delivered to the Compellors pursuant to Section 6.3(b)(i), then no Member shall have any obligation with respect to such Drag-Along Offer; provided, that the provisions of this Section 6.3 shall apply to any subsequent Drag-Along Offer.

(iv) Except as expressly provided in this Section 6.3, the Compellors shall have no obligation to any Compelled Member with respect to the sale or other disposition of any Units owned by the Compelled Member, and in particular, the Compellors shall have no obligation to any Compelled Member to consummate any Drag-Along Offer (it being understood that any and all such decisions shall be made by the Compellors in their sole discretion). In the event that the Drag-Along Offer is not consummated by the Compellors, the Compelled Members shall not be entitled to sell or otherwise dispose of Units directly to any third party or parties pursuant to such Drag-Along Offer (it being understood that all such sales and other dispositions shall be made only on the terms and pursuant to the procedures set forth in this Article VI).

(c) In furtherance of, and not in limitation of the foregoing, in connection with any compelled sale, each Member will (i) to the fullest extent permitted by law, raise no objections in its capacity as a Member of the Company, against the compelled sale or the process pursuant to which it was arranged, and (ii) execute all documents containing such terms and conditions as those executed by other Members that are reasonably necessary to effect the transaction; provided, however, that (A) no Compelled Member shall be required to enter into a non-compete or non-solicitation or no-hire provision, an exclusivity provision, a provision providing for the licensing of intellectual property or the delivery of any products or services, including support arrangements, or any other provision that is not a strictly financial term related directly to the sale of the Units, subject to ISE LLC's obligations set forth in Section 6.3(e), (B) the liability of the Members is several and not joint, (C) no Compelled Member shall have any liability to the Company or any other Member for any breaches of the representations, warranties or covenants of any other Member, (D) any obligations of a Compelled Member under the agreement governing such transaction and any related escrow agreement shall be borne pro rata among the Members based on the proceeds and assets payable to such Members in such transaction (other than any such obligations that relate specifically to a particular Member's Units, which obligations shall be borne solely by such Member) and shall in no event exceed the actual proceeds and assets received by such Compelled Member in such transaction, (E) no Compelled Member shall be required to make any representations or warranties or covenants in connection with such transaction except with respect to (1) such Compelled Member's ownership of its Units, (2) subject to the provisions of clauses (B) and (C) above, customary security holder indemnities for breaches of such Compelled Member's representations, warranties and covenants, (3) such Compelled Member's ability to convey title to its Units free and clear of liens, (4) such Compelled Member's ability to enter into the transaction and such Compelled Member's power and organization and (5) customary and reasonable covenants regarding confidentiality, publicity and similar matters, (E) if any Member is given an option as to the form of consideration to be received, all other Members shall be given the same option on the same terms, and (F) if the form of consideration to be received by any Compelled Member is other than cash, such Compelled Member shall have the right to receive cash in lieu of such other consideration.

(d) Notwithstanding anything in this Section 6.3 to the contrary, if the Compellors or any of their respective Representatives, directly or indirectly, receive any consideration from the acquiror or any of the acquiror's Affiliates in connection with a compelled sale other than (i) the consideration that is received by all the Members on a pro rata basis as part of the compelled sale, and (ii) consideration that is received by any Member for bona fide services rendered to the Company following the closing of a compelled sale, then the Compellors shall cause each of the Compelled Members to receive their pro rata share, determined by reference to the respective amounts of consideration otherwise payable to each Member (including the Compellors) as part of the compelled sale, of such securities or other cash consideration.

(e) For a period up to nine months following the consummation of the sale of Units of the Compellors and the Compelled Members to the Potential Purchaser pursuant to the Drag-Along Offer (or for such other period as the parties may otherwise agree), ISE LLC shall, if requested by the Potential Purchaser, provide transition support and services to such Potential Purchaser (the "Successor") consistent with the services ISE LLC provided to EDGA, EDGX and Direct Edge pursuant to the Services Agreements immediately prior to delivery of the Drag-Along Notice. During the period in which ISE LLC provides such transition support and services to the Successor, notwithstanding any duty otherwise existing at law or in equity, ISE Holdings and any Person employed by, related to or in any way affiliated with ISE Holdings may have other business interests and may engage in any business or trade, profession, employment or activity whatsoever (regardless of whether any such activity competes, directly or indirectly, with the business or activities of the Successor), for its own account, or in partnership or participation with, or as an employee, officer, director, stockholder, member, manager, trustee, general or limited partner, agent or representative of, any other Person.

(f) This Section 6.3 shall terminate effective as of and not apply to Transfers of Units made pursuant to the Initial Public Offering of the Company.

6.4 Preemptive Rights.

(a) If the Company proposes to issue or sell any Units (including any securities exchangeable or exercisable for, or convertible into, Units) (other than Excluded Units), which proposal has been approved pursuant to Section 7.7(c)(2), the Company shall first deliver written notice of its proposal to do so (the "Purchase Right Notice") to each of the Members. The Purchase Right Notice must: (i) identify the name and address of each Person (if known) to which the Company proposes to issue or sell Units, (ii) specify the number of Units (other than Excluded Units) that the Company proposes to issue or sell (the "Issued Units"), (iii) describe the consideration per Unit for the Issued Units (expressed as a value in cash, the "Issued Price"), (iv) describe the material terms and conditions upon which the Company proposes to issue or sell the Issued Units (the "Issued Terms"), and (v) irrevocably offer to issue or sell to each Member any number of Issued Units up to a pro rata portion of the Issued Units, based on the ratio of the number of Units held by such Member to the number of Units held by all the Members, and subject to the limitations set forth in Article XII, for the Issued Price and on the Issued Terms and in accordance with this Section 6.4(a).

(1) Each Member shall have an option, exercisable for a period of 30 calendar days from the date of delivery of the Purchase Right Notice (the "Purchase Period"), to purchase any number of Issued Units up to a pro rata portion of the Issued Units, based on the ratio of the number of Units held by such Member to the number of Units held by all the Members, subject to the limitations set forth

in Article XII, for the Issued Price and on the Issued Terms (the "Purchase Right"). The Purchase Right shall be exercised by delivery by such Member (a "Purchasing Member") of written notice to the Secretary of the Company, which shall state the number of Issued Units to be purchased by such Member and shall include a representation letter certifying that such Member is an "accredited investor" within the meaning of Rule 501 under the Securities Act. Any written notice delivered by a Purchasing Member to the Company exercising the option set forth under this Section 6.4(a)(1) shall constitute an irrevocable commitment by such Purchasing Member to purchase the number of Issued Units specified in such written notice in accordance with the Purchase Right Notice and this Section 6.4.

(2) If a Member does not exercise its Purchase Right during the Purchase Period, then such Member's Purchase Right with respect to such Issued Units shall terminate.

(3) Subject to the limitations set forth in Article XII, each Purchasing Member shall purchase from the Company, and the Company shall issue or sell to such Purchasing Member, the number of Issued Units that such Purchasing Member elected to purchase in accordance with this Section 6.4 for the Issued Price and on the Issued Terms on (i) the date of the closing of the issuance of the Issued Units described in the Purchase Right Notice delivered by the Company pursuant to Section 6.4(a) or (ii) such other date as may be agreed in writing by the Company and such Purchasing Member. Notwithstanding anything to the contrary herein, if the consideration per Unit for the Issued Units is other than for all cash, the Purchase Right hereunder may be exercisable in cash at the fair market value of the securities or other property that constitute such consideration.

(b) Upon the earlier of (i) the expiration of the Purchase Period and (ii) delivery of written notices to the Company from all the Members indicating their intent, in the aggregate, to purchase less than all of the Issued Units (the date of such earlier occurrence, the "Ending Date"), the Company shall have the right, exercisable for a period of 90 calendar days from the Ending Date (the "Issuance Period"), to issue or sell all or a portion of the Issued Units that the Members have elected not to purchase (the "Remaining Issued Units") to any Person for a price per Unit that is not less than the Issued Price and on material terms and conditions that are not more favorable to such other Person than the Issued Terms; provided, that (i) the Company shall be deemed to have issued or sold Remaining Issued Units during the Issuance Period if it, during the Issuance Period, has irrevocably entered into a bona fide binding agreement to issue or sell the Remaining Issued Units to any Person; (ii) the closing of such Transfer must occur within 60 calendar days after the execution of such bona fide binding agreement, which period may be extended by the Company by up to an additional 60 calendar days as required to obtain regulatory approvals, and (iii) the Company shall not issue or sell the

Remaining Issued Units to any Person to the extent such issuance or sale would result in such Person's Percentage Interest violating the limitations set forth in Article XII. If the Company ever wishes to issue or sell the Remaining Issued Units for a price per Unit that is less than the Issued Price or on material terms and conditions that are more favorable than the Issued Terms, or if the Company wishes to issue or sell the Remaining Issued Units following the expiration of the Issuance Period, the Company shall be required first to comply with this Section 6.4 anew.

(c) The Purchase Rights established by this Section 6.4 shall have no application to any of the following Unit issuances (collectively, the "Excluded Units"):

(1) Units issued in connection with any Unit split, Unit dividend, Unit division or recapitalization by the Company, pursuant to which all holders of Units are treated similarly;

(2) Units or Options to purchase Units up to the number of Units representing five percent (5%) of all the outstanding Units of the Company as of the Effective Date (the "Management Units") in connection with employee compensation, hiring and retention arrangements approved by the Board;

(3) Units issued pursuant to an Initial Public Offering of the Company;

(4) Units issued to a Strategic Investor;

(5) Units issued for consideration other than cash in connection with business acquisitions, mergers or strategic partnerships or alliances approved by the Board pursuant to Section 7.7(b)(7).

(d) This Section 6.4 shall terminate immediately prior to the successful completion of the Initial Public Offering of the Company.

6.5 Intentionally Omitted

6.6 General Restrictions on Transfer; Admission of New Members.

(a) Any Person acquiring one or more Units from the Company or from any Member in accordance with this Agreement shall, unless such acquiring Person is a Member as of immediately prior to such acquisition or is a Specified Transferee of a Member transferring Units to such Person, be admitted to the Company as a Member only following the Board's or Members' approval pursuant to Section 7.7(b)(8), 7.7(c)(2), or 7.7(c)(4), as applicable, and upon execution of a counterpart signature page to this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement, no Transfer of Units by a Member or issuance of Units by the Company shall be made if such Transfer or issuance (i) would violate any state or U.S. federal securities laws, (ii) would require the Company to register as an investment company under the Investment Company Act of 1940, as amended, (iii) would require the Company to register as an investment adviser under state or U.S. federal securities laws, (iv) would result in a termination of the Company under Section 708 of the Code, (v) would result in the treatment of the Company as an association taxable as a corporation or a "publicly-traded partnership" for tax purposes, or (vi) would result in a violation of the limitations set forth in Article XII.

(c) Notwithstanding anything to the contrary contained in this Agreement, no Member may Transfer any Units to a transferee as permitted by this Agreement (a "Permitted Transferee") unless (i) such Permitted Transferee agrees in writing to be bound by the terms of this Agreement, to the same extent, and in the same manner, as the Member proposing to Transfer such Units, which writing shall be reasonably satisfactory in form and substance to the Company and shall include the address of such Permitted Transferee to which notices given pursuant to this Agreement may be sent, (ii) if requested by the Company, the transferring Member delivers an opinion of counsel regarding such Transfer, which shall be reasonably satisfactory in form and substance to the Company, and (iii) the transferring Member reimburses the Company for all expenses it incurs related to such Transfer, including any opinion of counsel or financial advisory fee.

(d) Additional Units may be issued to Persons other than Initial Members ("New Members") only with the Board's or Members' approval pursuant to Section 7.7(c)(2).

(e) If any Member purports to Transfer Units to any Person in a transaction that would violate the provisions of this Article VI or the limitations in Article XII, including for the avoidance of doubt a Transfer to the Company pursuant to Section 6.2(c), such Transfer shall be void as to such Units that violate the provisions of Article VI or Article XII, and the Company shall record on the books of the Company the Transfer of only that number of Units (if any) that would not violate the provisions of Article VI or Article XII and shall treat the remaining Units as owned by the purported transferor for all purposes.

6.7 Resignation. No Member shall have the right or power to resign, withdraw or retire from the Company, except upon a Transfer of all of such Member's Units in compliance with, and subject to, the provisions of this Article VI.

6.8 Record of Unit Holders. The Board shall be responsible for maintaining, at the Company's principal place of business, an up-to-date list of all Unit holders ("Unit Holders List"), which shall reflect the name of each Member and the number of Units and Percentage Interest held by that Member. The Board shall be required to update the Unit Holders List and Exhibit C of this Agreement from time to time so as to accurately reflect the information contained thereon upon (a) the resignation of a Member, (b) the admission of a new Member or (c) any change in the number of Units owned by a Member.

Article VII
Governance

7.1 Board of Managers.

(a) The Board of Managers of the Company (the "Board"), from time to time, shall consist of the number of managers (the "Managers") equal to the sum of the number of Managers entitled to be appointed at such time pursuant to this Section 7.1(a) plus the then-current Chief Executive Officer of the Company. Each Manager is hereby designated as a "manager" of the Company within the meaning of the Act. The then-current Chief Executive Officer of the Company shall serve at all times as a Manager.

(1) As of the Effective Date, the Board shall be comprised of a total of eleven Managers based on the following: (i) ISE Holdings shall be entitled to designate three Managers, (ii) each of Goldman, Knight and Citadel shall be entitled to designate two Managers, (iii) the ISE Stock Exchange Consortium Members shall collectively be entitled to designate one Manager, and (iv) the Chief Executive Officer shall serve at all times as a Manager.

(2) As long as each Member (including its Affiliates) attains or maintains a Percentage Interest of: (i) at least 40%, it shall have the right to designate four Managers; (ii) at least 25% but less than 40%, it shall have the right to designate three Managers; (iii) at least 15% but less than 25%, it shall have the right to designate two Managers; or (iv) at least 5% but less than 15%, it shall have the right to designate one Manager, in each case subject to Article XII, including any requisite approval of the SEC with respect to Percentage Interests that exceed the 20% or 40% limitations. If the Percentage Interest owned by a Member (including its Affiliates) is less than 5%, it shall not have the right to designate any Managers. For purposes of this Section 7.1(a)(2) only, the ISE Stock Exchange Consortium Members shall be deemed to be Affiliates of each other, except to the extent an ISE Stock Exchange Consortium Member, independent of the other ISE Stock Exchange Consortium Members, has the right to designate a Manager pursuant to this Section 7.1(a)(2), in which case such ISE Stock Exchange Consortium Member shall not be deemed an Affiliate of any other ISE Stock Exchange Consortium Member.

(3) The number of Managers that the Initial Members may designate as of the Effective Date pursuant to Section 7.1(a)(1) shall not be in addition to or in duplication of the number of Managers that the Initial Members may be able designate after the Effective Date pursuant to Section 7.1(a)(2).

(4) In the event that any Member attains a Percentage Interest of greater than 50%, subject to Section 12.1(b), the designation rights set forth in Section 7.1(a)(1) and (2) shall terminate, and such Member shall have the right to designate the number of Managers equal to the product of (a) the total number of Managers and (b) such Member's Percentage Interest, rounded to the nearest whole number.

(b) Each Manager, other than the Chief Executive Officer of the Company, shall serve solely in the discretion of the Member (or Members in the case of the ISE Stock

Exchange Consortium Members) that designated such Manager. Subject to the terms of Section 7.1(a) and this Section 7.1(b), (i) a Manager, other than the Chief Executive Officer, may be replaced only by the Member or Members that designated such Manager, in the discretion of such Member or Members from time to time, and (ii) any vacancy on the Board resulting from the death, disability, retirement, resignation, disqualification or removal of such Manager shall be filled only by the Member or Members that designated such Manager. Each Member shall notify the Company and the other Members in writing of its designation of any individual to serve as a Manager or to replace another individual as a Manager. Notwithstanding anything in this Article VII to the contrary, the Board shall have the right to remove any Manager upon the unanimous vote of all Managers (other than the vote of the Manager subject to removal), for cause, including the violation of any provision of this Agreement, the Act or any U.S. federal or state securities law. A Member or Members whose designated Manager is removed pursuant to this Section 7.1(b) shall, subject to the terms of Section 7.1(a), have the right to appoint a replacement for such removed Manager.

(c) To the extent Section 7.1(a)(2) applies to all or some of the ISE Stock Exchange Consortium Members, and subject to the terms of Section 7.1(a), such ISE Stock Exchange Consortium Members shall designate a Manager by a vote of the ISE Stock Exchange Consortium Members holding Units representing greater than 50% of the aggregate Percentage Interests held by all of the ISE Stock Exchange Consortium Members.

(d) No Person may serve as a Manager hereunder if such Person is subject to a "statutory disqualification" (as defined in Section 3(a)(39) of the Exchange Act) and if a Manager becomes subject to a "statutory disqualification" such Manager shall be removed from the Board of Managers without any further action required by the Board.

(e) Each Person serving as a Manager shall execute an acknowledgement of this Agreement in substantially the form attached hereto as Schedule A.

7.2 Authority and Duties of the Board and Board Committees.

(a) Authority; Duties. Except as otherwise specifically set forth in this Agreement and subject to Article XIV, the Board acting in accordance with the terms of this Agreement shall have the right, power and authority to oversee the business and affairs of the Company and its subsidiaries and to do all things necessary to manage the business of the Company and its subsidiaries, and the Board is hereby authorized to take any action of any kind and to do anything and everything the Board deems necessary or appropriate in accordance with the provisions of this Agreement and applicable law. Notwithstanding anything in the foregoing to the contrary, the day to day management of the Company shall be delegated to the Chief Executive Officer of the Company, subject to oversight by the Board and subject to Section 7.7 and Article XIV.

(b) Committees. The Board may, from time to time, designate one or more committees by resolution or resolutions of the Board adopted in accordance with Section 7.7(a)(10); provided that the Board may not delegate to a committee the authority to take any of the actions set forth in Section 7.7. The Board shall appoint the members of each committee, consistent with this Section 7.2(b). Subject to Section 7.1(a), each committee shall consist of at least one Manager appointed by each Member who owns at least 15% of the Percentage Interests. Except as otherwise required by the Board, all acts of a committee of the Board shall require the approval of a majority of the Managers serving on such committee. To the extent authorized by the Board and permitted by this Agreement and applicable law, a committee shall have and may exercise specific powers of the Board in the management of the business and affairs of the Company. Vacancies in the membership of any committee of the Board shall be filled by the Board in accordance with this Section 7.2(b) at a regular meeting of the Board or at a special meeting of the Board called for that purpose.

7.3 Subsidiaries.

(a) Subject to Sections 7.3(b), (c), (d) and (e) the Board may constitute any officer of the Company as the Company's proxy, with power of substitution, to vote the equity of any subsidiary of the Company and to exercise, on behalf of the Company, any and all rights and powers incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents. Subject to Sections 7.3(b), (c), (d), (e) and Section 7.7, in the absence of specific action by the Board, the Chief Executive Officer shall have authority to represent the Company and to vote, on behalf of the Company, the equity of other Persons, both domestic and foreign, held by the Company. Subject to Sections 7.3(b), (c), (d), (e) and Section 7.7, the Chief Executive Officer shall also have the authority to exercise any and all rights incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents.

(b) At any meeting of the equity holders of an Exchange Subsidiary held for the purpose of electing directors (other than the Chief Executive Officer of EDGA or EDGX, as applicable, and other than Owner Directors as defined in the governance documents of EDGA and EDGX, as applicable) or members of the Nominating and Governance Committee or Exchange Member Nominating Committee of such Exchange Subsidiary, as applicable, or in the event written consents are solicited or otherwise sought from the equity holders of an Exchange Subsidiary with respect thereto, the Company shall cause all outstanding equity of such Exchange Subsidiary owned directly or indirectly (through DE) by the Company and entitled to vote with respect to such election to be voted in favor of the election of only those directors nominated by the Nominating and Governance Committee of such Exchange Subsidiary and those nominees for the Nominating and Governance Committee and those nominees for the Exchange Member Nominating Committee nominated in accordance with the governance documents of such Exchange Subsidiary, and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors nominated by the Nominating and Governance Committee of such Exchange Subsidiary, such members of the Nominating and Governance Committee of such Exchange Subsidiary and such members of the Exchange Member Nominating Committee of such Exchange Subsidiary.

(c) With respect to Owner Directors as defined in the governance documents of EDGA and EDGX, as applicable, the Company shall take all actions in its capacity as a direct or indirect (through DE) stockholder of EDGA and EDGX, as applicable, to vote or consent with respect to matters concerning an Owner Director according to the written instructions of the Member that is entitled to nominate such Owner Director. Without limiting the generality of the foregoing, at any meeting of the equity holders of EDGA or EDGX held for the purpose of electing or removing and/or replacing Owner Directors of such Exchange Subsidiary, or in the event written consents are solicited or otherwise sought from the equity holders of EDGA or EDGX with respect thereto, the Company shall cause all outstanding shares of such Exchange Subsidiary owned directly or indirectly (through DE) by the Company and entitled to vote to be voted, or, in the event written consents are solicited or otherwise sought from the equity holders of an Exchange Subsidiary, shall cause to be validly executed only such written consents, (i) electing each Owner Director nominated by the Designating Owner (as defined in the governance documents of EDGA and EDGX, as applicable) or (ii) removing and/or replacing each Owner Director who had been nominated by the Designating Owner in accordance with the governance documents of such Exchange Subsidiary. The Company shall not vote or execute a consent to effectuate the matters in clauses (i) or (ii) unless and until the Designating Owner has provided written notice to the Company of such Designating Owner's designation of an individual to serve as an Owner Director, to be removed as an Owner Director or to replace another individual as an Owner Director, as applicable.

(d) With respect to the chief executive officer of each of EDGA and EDGX, the Company shall take all actions in its capacity as a direct or indirect (through DE) stockholder of EDGA and EDGX, as applicable, to vote or consent with respect to the election of such chief executive officer as a member of the Boards of Directors of EDGA and EDGX, as applicable. With respect to an Exchange Member Director as defined in the governance documents for EDGA and EDGX, as applicable, the Company shall take all actions in its capacity as a direct or indirect (through DE) stockholder of EDGA and EDGX, as applicable, to remove an Exchange Member Director from the Board of Directors of EDGA or EDGX, as applicable, only for cause. With respect to a director of EDGA or EDGX that the Board of Directors of EDGA or EDGX, as applicable, determines that (i) such director no longer satisfies the classification for which the director was elected, (ii) the director's continued service as such would violate the compositional requirements of the Board of Directors of EDGA or EDGX as set forth in its governance documents, or (iii) the director becomes subject to statutory disqualification, the Company shall take all actions in its capacity as a direct or indirect (through DE) stockholder of EDGA and EDGX, as applicable, to remove such director from the Board of Directors of EDGA or EDGX, as applicable.

(e) At any meeting of the equity holders of a subsidiary, other than an Exchange Subsidiary, held for the purpose of electing or removing and/or replacing any director designated by any Member who is entitled to designate or remove one or more directors of such subsidiary in accordance with the governance document of such subsidiary, or, in the event written consents are solicited or otherwise sought from the equity holders of such subsidiary, the Company shall cause all outstanding equity of such subsidiary owned by the Company and entitled to vote to be voted, or in the event written consents are solicited or otherwise sought from the equity holders of such subsidiary, shall cause to be validly executed only such written consents, (i) electing each director nominated by such Member or (ii) removing and/or replacing such director who had been nominated by such Member in accordance with the governance documents of such subsidiary.

7.4 Meetings.

(a) The Board and any committee thereof may hold regular or special meetings within or outside of the State of Delaware. Regular or special meetings of the Board may be held from time to time, each time at such time and at such place as may be determined by a majority of all the Managers serving on the Board. Regular or special meetings of any committee of the Board may be held from time to time, each time at such time and at such place as may be determined by a majority of all the Managers serving on such committee. The Chief Executive Officer of the Company may call special meetings of the Board on notice of not less than two Business Days to all the Managers of the Board, and shall call special meetings of the Board in accordance with this Section 7.4(a) on the written request of any Manager. Any Manager serving on a committee of the Board may call a special meeting of such committee on notice of not less than two Business Days to all the other Managers serving on such committee. Any notice of a special meeting of the Board or a committee thereof shall be given in writing to each Manager in the case of a special meeting of the Board, or each Manager serving on such committee in the case of a special meeting of a committee, at the address provided by such Manager to the Board or at such other address that such Manager shall have advised the Company to use for the purpose of delivering notice. Any such notice provided shall be deemed to be given when delivered in accordance with this Section 7.4(a).

(b) Any Manager that is entitled to notice of a meeting of the Board or any committee thereof may waive such notice in writing, whether before or after the time of such meeting. Attendance by a Manager at a meeting of the Board or any committee thereof shall constitute a waiver of notice of such meeting by such Manager, except when such Manager attends such meeting for the express purpose of objecting, at the beginning of such meeting, to the transaction of any business at such meeting because such meeting is called or convened in violation of this Agreement or any applicable law.

(c) Notwithstanding anything in this Agreement to the contrary, in the event that a Member has a conflict of interest with respect to a matter to be voted at a meeting of the Board or committee thereof because the matter to be voted is a proposed transaction or action that involves an agreement, arrangement or understanding between the Company or any of its subsidiaries, on the one hand, and such Member or an Affiliate of such Member, on the other hand (other than any such matter relating to a Transfer of any Units of a Member or the admission of a new Member in connection with a Transfer of any Units of a Member to such potential new Member) then such Member shall cause the Manager designated by it to disclose such conflict to the Board or committee thereof, as applicable, and such Manager shall not be entitled to vote on such matter. Notwithstanding anything in this Agreement to the contrary, all determinations of the requirements for quorum and voting under Section 7.5 and Section 7.7 shall be recalculated by disregarding, for purposes of any matter, any Manager that shall not be entitled to vote in respect of such matter pursuant to this Section 7.4(c). In a matter involving an issuer of a security listed or to be listed on the securities exchange operated by a Company-Related SRO, a Manager shall be deemed to have a conflict of interest if he or she is a director, officer or employee of the issuer of that security and shall not participate in a decision relating to such matter.

(d) In the event that a Manager is unable to attend or participate in any meeting of the Board or any committee thereof, the Member that designated such Manager may appoint an alternate to attend such meetings and to participate in the deliberations of such meetings. Such alternate will be permitted to vote in the place of the absent Manager and will be considered an attendee of any meetings for the purposes of constituting a quorum.

7.5 Quorum; Acts of the Board and Board Committees; Telephonic Meetings.

(a) At all meetings of the Board, a majority of the Managers then serving on the Board and then entitled to vote on a matter shall constitute a quorum for the transaction of business by the Board. Except as otherwise required by the Board, at all meetings of any committee of the Board, a majority of the Managers then serving on such committee and then entitled to vote on a matter shall constitute a quorum for the transaction of business by such committee. Each Manager, whether in respect of matters brought before the Board or any committee thereof, shall have one vote, and no Manager shall be entitled to any casting vote. Except as otherwise provided in this Agreement or required by applicable law, the approval of a majority of the Managers present at any meeting of the Board at which there is a quorum shall be required for any act of the Board. Except as otherwise provided in this Agreement or required by the Board or applicable law, the approval of a majority of the Managers present at any meeting of a committee of the Board at which there is a quorum shall be required for any act of such committee. If a quorum shall not be present at any meeting of the Board or any committee thereof, the Managers present at such meeting may adjourn the meeting from time to time, with notice of the time and place of the adjourned meeting provided to any Manager who is not in attendance at the meeting, until a quorum shall be present. Each Member shall use commercially reasonable efforts to ensure that any Manager designated by such Member attend all meetings of the Board and all meetings of any committee of the Board on which such Manager serves.

(b) Managers may participate in and hold a meeting of the Board by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by such means shall constitute presence in person at the meeting, except where a Manager participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c) Any action required or permitted to be taken at any meeting of the Board or any action that may be taken at a meeting of a committee of the Board may be taken without a meeting if the action is taken in writing (including by electronic transmission) by all of the Managers of the Board or of such committee, as the case may be, who are entitled to vote on such action and the writing or writings are filed with the minutes of proceedings of the Board or such committee.

7.6 Chairman. The Board may elect a Chairman of the Board from among the Managers of the Company to preside at all meetings of the Board. The Chairman also shall have such other duties, authority and obligations as may be given to him or her by the unanimous approval of all the Managers serving on the Board.

7.7 Special Board and Member Approval Requirements.

(a) Supermajority Board Approval. Except as otherwise provided in this Agreement, the following actions shall require the approval of, and shall be authorized upon obtaining the approval of, more than 2/3 of all of the Managers of the Board (and to the extent any such provision applies to any of the Company's direct or indirect subsidiaries (with the language referencing any subsidiary of the Company), the Company shall ensure that no such action is taken by any such subsidiary without such approval):

(1) To the fullest extent permitted by law, taking any action to effect the voluntary, or any action that would precipitate an involuntary, resolution, dissolution or winding-up of the Company or any of its subsidiaries, including liquidations or dissolutions;

(2) Materially amending this Agreement, including creating new classes of limited liability company interests in the Company superior to the Units, subject to the rights of the Members pursuant to Section 15.2, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO.

(3) Undertaking reorganizations or recapitalizations of the Company or any of its subsidiaries, including pursuant to Section 7.19;

(4) The issuance of any equity securities (including any securities exchangeable or exercisable for, or convertible into, equity securities) by any of the Company's subsidiaries;

(5) Distributing Distributable Cash, other than pursuant to a Distribution Plan, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(6) Entering, or causing any subsidiary of the Company to enter, into a new line of business requiring investment over $2,000,000 in the aggregate or exiting or materially changing a current line of business of the Company or any of its subsidiaries, subject to Section 7.7(a)(16), (d), (e)(1) and (e)(2), as applicable, and except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(7) Incurring, or causing any subsidiary of the Company to incur, debt, including any guarantee of debt, over $2,000,000, individually or in the aggregate (other than in the ordinary course), except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure

of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(8) Making, or causing any subsidiary of the Company to make, any capital expenditures over $2,000,000, individually or in the aggregate, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(9) Except as expressly contemplated by this Agreement, and except for the Services Agreements, entering, or causing any subsidiary of the Company to enter, into any transaction or transactions with a Member or any Affiliate of a Member, which would, individually or in the aggregate, involve a value of over $1,000,000, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(10) Establishing committees of the Board, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(11) Entering into, amending, terminating or waiving any material term or condition of any of the Services Agreements or a material license or other technology or service agreement, involving a value over $1,000,000, to which the Company or any of its subsidiaries, on the one hand, and Knight or ISE Holdings or any Affiliate of Knight or ISE Holdings (other than the Company and its subsidiaries), on the other hand, are party, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(12) Granting registration rights or benefits to a third party more favorable than the rights and benefits conferred upon the Members in Exhibit D hereto;

(13) Creating or acquiring any direct or indirect subsidiary of the Company, other than any direct or indirect subsidiary of an Exchange Subsidiary or Facility thereof, or acquiring any equity securities (including any securities exchangeable or exercisable

for, or convertible into, equity securities) in any other Person, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(14) Entering, or causing any subsidiary of the Company to enter, into partnerships, joint ventures or similar transactions or arrangements involving investment by the Company or any subsidiary of the Company of over $2,000,000, individually or in the aggregate;

(15) Entering, or causing any subsidiary of the Company to enter, into contractual arrangements over $2,000,000, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO; and

(16) Entering, or causing any subsidiary of the Company to enter, into a new line of business requiring regulatory approval and investment over $1,000,000 in the aggregate or exiting or materially changing a current line of business of the Company or any of its subsidiaries, subject to Section 7.7(e)(1) and (e)(2), as applicable, and to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO.

(b) Majority Board Approval. Except as otherwise provided in this Agreement, the following actions shall require the approval of, and shall be authorized upon obtaining the approval of, a majority of all the Managers of the Board (and to the extent any such provision below applies to any of the Company's direct or indirect subsidiaries (with the language referencing any subsidiary of the Company), the Company shall ensure that no such action is taken by any such subsidiary without such approval):

(1) Entering, or causing any subsidiary of the Company to enter, into a new line of business requiring investment over $500,000 up to $2,000,000 in the aggregate or exiting or materially changing a current line of business of the Company or any of its subsidiaries, subject to Sections 7.7(b)(13) and 7.7(f) and except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(2) Entering, or causing any subsidiary of the Company to enter, into

contractual arrangements over $1,000,000 (but less than or equal to $2,000,000), except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(3) Entering, or causing any subsidiary of the Company to enter, into partnerships, joint ventures or similar transactions or arrangements involving investment by the Company or such subsidiary of the Company of over $1,000,000 (but less than or equal to $2,000,000), individually or in the aggregate;

(4) Incurring, or causing any subsidiary of the Company to incur, debt, including any guarantee of debt, over $500,000 (but less than or equal to $2,000,000), individually or in the aggregate, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(5) Making, or causing any subsidiary of the Company to make, any unbudgeted capital expenditures over $500,000 (but less than or equal to $2,000,000), individually or in the aggregate, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(6) Changing the auditors or the accounting policies, practices or procedures, other than in accordance with changes in generally accepted accounting principles in the United States of America, of the Company or any of its subsidiaries, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(7) Entering into an agreement for (i) a merger, consolidation or similar transaction involving the Company or any of its subsidiaries, other than a merger, consolidation or similar transaction in which the Company is the surviving entity and the Units are not converted into or exchanged for any other securities or property, (ii) an acquisition or disposition (whether a transfer, lease or otherwise and whether in a single transaction or series of related transactions) of all or substantially all of the assets of (x) an unrelated third party, with respect to an acquisition, or (y) the

Company or any of its subsidiaries, with respect to a disposition, or (iii) the acquisition by any unrelated third party or group of third parties in concert (within the meaning of Rule 13d-3 under the Exchange Act) of voting equity of the Company or any of its subsidiaries, the result of which is that immediately after the acquisition the then current equity holders and their Affiliates own or have the power to direct the vote of collectively less than a majority of the outstanding voting power of the Company or the applicable subsidiary;

(8) Transferring Units by a Member, other than a Transfer to a Specified Transferee of such Member, and admitting to the Company of such transferee as a Member, subject to Section 7.7(c)(4) and Section 7.7(f) and except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(9) Amending the constitutive documents of any subsidiaries of the Company, other than the Rules of an Exchange Subsidiary or Facility thereof, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(10) Approving or materially amending the Annual Budget pursuant to Section 11.4, subject to Section 7.7(f);

(11) Authorizing a call for Additional Capital Contributions pursuant to Section 5.2, subject to Section 7.7(f).

(12) Selecting, appointing or removing the Chief Executive Officer, General Counsel or other Board appointed officers of the Company; provided that the Chief Executive Officer shall not be entitled to vote on the selection, appointment or removal of the Chief Executive Officer, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO; and

(13) Entering, or causing any subsidiary of the Company to enter, into a new line of business requiring regulatory approval and investment over $500,000 up to $1,000,000 in the aggregate or exiting or materially changing a current line of business of the Company or

any of its subsidiaries, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO.

(c) Member Majority Approval. Except as otherwise provided in this Agreement, the following actions shall require the approval of, and shall be authorized upon obtaining the approval of, (i) a majority of all the Managers of the Board and (ii) Members owning a majority of the Percentage Interests as of the date such action is taken (and to the extent any such provision below applies to any of the Company's direct or indirect subsidiaries (with the language referencing any subsidiary of the Company), the Company shall ensure that no such action is taken by any such subsidiary without such approval):

(1) Undertaking an Initial Public Offering of the Company or any of its subsidiaries;

(2) Issuing any Units (including any securities exchangeable or exercisable for, or convertible into, Units) by the Company to one or more third parties and the admission to the Company of such Person to whom such Units or other securities are issued as a Member;

(3) Renewing, extending or materially amending the Distribution Plan, adopting a new distribution plan or renewing, extending or materially amending such new plan, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO; and

(4) Transferring Units by a Member, other than a Transfer to a Specified Transferee of such Member, representing greater than 50% of the Percentage Interests, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO.

(d) Specified Initial Member Majority Approval. Except as otherwise provided in this Agreement, expanding the scope of the Company's business to include U.S. equity options shall require the approval of, and shall be authorized upon obtaining the approval of, (i) a majority of all of the Managers of the Board, and (ii) Initial Members owning a majority of the total number of Units outstanding as of the Effective Date, which must include the approval of ISE Holdings, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related

SRO.

(e) Specified Member Majority Approval. Except as otherwise provided in this Agreement, the following actions shall require the approval of, and shall be authorized upon obtaining the approval of, (i) a majority of all of the Managers of the Board, and (ii) Members owning at least a majority of the Percentage Interests, which must include the approval of ISE Holdings; provided that Units held by ISE Holdings shall be excluded from the determination of the number of Units outstanding in the calculation of Percentage Interest for Sections 7.7(e)(3) and (4), and the approval of ISE Holdings shall not be required for Sections 7.7(e)(3) and (4):

(1) Expanding the scope of the Company's business from trading U.S. cash equities, exchange traded funds and structured products to include other asset classes (excluding options), subject to Section 7.7(f) and except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(2) Expanding the scope of the Company's business from trading U.S. cash equities, exchange traded funds and structured products to include similar non-U.S. securities, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(3) Permitting ISE Holdings or any of its subsidiaries to grant a license for the software supporting the core matching engine technology to a Competing Prospective Licensee, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO; and

(4) Permitting ISE Holdings or any of its subsidiaries to operate a Facility, alternative trading system or similar facility for the trading of U.S. cash equities, which subsidiaries for the avoidance of doubt shall not include Deutsche Börse AG or any Affiliates of Deutsche Börse AG, Eurex or any of the Initial Members or Affiliates of the Initial Members (in each case, other than ISE Holdings and its subsidiaries), except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO.

(f) Nothing contained in Section 7.7 shall be applicable where the application of such provision or provisions would interfere with the effectuation of any decisions by the board of directors of a Company-Related SRO relating to its regulatory functions (including disciplinary matters) or the structure of the market that a Company-Related SRO regulates, or would interfere with the ability of a Company-Related SRO to carry out its responsibilities under the Exchange Act or to oversee the structure of the market that a Company-Related SRO regulates, in each case as determined by the board of directors of such Company-Related SRO, which functions or responsibilities shall include the ability of a Company-Related SRO as a SRO to prevent fraudulent and manipulative acts and practices; promote just and equitable principles of trade; foster cooperation and coordination with Persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; remove impediments to and perfect the mechanism of a free and open market and a national market system; and, in general, protect investors and the public interest. Notwithstanding the requirements set forth in this Section 7.7 regarding Transfers, a Member shall be entitled to Transfer Units without the approval of the Board or any of the Members, if such Transfer is required to comply with the requirements of a governmental entity or any SRO.

7.8 Voting Trusts; Meetings.

(a) Each of the Members is prohibited from entering into voting trust agreements with respect to its Units.

(b) At all meetings of the Members, Members holding a majority Percentage Interest and then entitled to vote on a matter shall constitute a quorum. Except as otherwise provided in this Agreement or required by applicable law, the approval of Members holding a majority Percentage Interest present at any meeting of the Members at which there is a quorum shall be required for any act of the Members. If a quorum shall not be present at any meeting of the Members, the Members present at such meeting may adjourn the meeting from time to time, with notice of the time and place of the adjourned meeting provided to any Member who is not in attendance at the meeting, until a quorum shall be present.

(c) Members may participate in and hold a meeting of the Members by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by such means shall constitute presence in person at the meeting, except where a Member participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(d) Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting if the action is taken in writing (including by electronic transmission) by that Members holding no less than the Percentage Interest that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote on such action were present and voted.

7.9 Managers as Agents. To the extent of their powers set forth in this Agreement, the Managers are agents of the Company for the purpose of the Company's business, and the actions of the Managers, through the Board and taken in accordance with such powers set forth in this Agreement, shall bind the Company. Except as provided in this Agreement or pursuant to an authorization from the Board, an individual Manager may not bind the Company.

7.10 No Duties. No Member or Manager, other than the Chief Executive Officer, to the fullest extent permitted by applicable law, shall have any duty (fiduciary or otherwise) to the Company or to any other Member otherwise existing at law or in equity. Notwithstanding anything to the contrary in this Agreement, to the extent that, at law or in equity, a Member or Manager has duties (including fiduciary duties) and liabilities relating thereto to the Company, any Member or any other Person, such Member or Manager acting under this Agreement shall not be liable to the Company, any Member or any other Person that is a party to or is otherwise bound by this Agreement for breach of fiduciary duty for its good faith reliance on the provisions of this Agreement, and the provisions of this Agreement, to the extent that they restrict or eliminate the duties (including fiduciary duties) and liability of a Member or Manager to the Company or any other Person who is bound by this Agreement otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Member or Manager. The foregoing provisions of this Section 7.10 shall not limit in any way a Member's or Manager's duties or obligations under any of the provisions of Section 11.2, Article XII or Article XIV.

7.11 Officers. The Chief Executive Officer and the General Counsel shall be appointed by the Board pursuant to Section 7.7(b)(12). Upon accepting the position of Chief Executive Officer and General Counsel, as applicable, such officer shall not receive any further compensation from any Member of the Company or Affiliate of any such Member. Subject to the Board's oversight and consent and approval rights set forth in this Agreement, the Chief Executive Officer of the Company shall be responsible for the day to day management of the business of the Company, and shall see that all orders and resolutions of the Board are carried into effect. To the extent that any certificate is required to be filed with the Delaware Secretary of State, each of the Chief Executive Officer and General Counsel is designated as an "authorized person" of the Company within the meaning of the Act. The Chief Executive Officer of the Company as of the Effective Date is William O'Brien. Subject to Section 7.7(b)(12), the Chief Executive Officer shall appoint such other officers and agents of the Company as he or she shall from time to time deem necessary and may assign any title to such officer or agent as he or she deems appropriate. Such officers and agents shall have such terms of employment, shall receive such compensation and shall exercise such powers and perform such duties as the Board (or if the Board delegates to the Chief Executive Officer, as the Chief Executive Officer) shall from time to time determine. Any number of offices may be held by the same person. The Chief Executive Officer shall have the authority to remove any officers or agents, provided that the Chief Executive Officer shall not have the authority to remove any members of senior level management of the Company selected and appointed by the Board in accordance with Section 7.7(b)(12). No person subject to a "statutory disqualification" (as defined in Section 3(a)(39) of the Exchange Act) may serve as an officer of the Company.

7.12 Officers as Agents. The officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Board not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the officers taken in accordance with such powers shall bind the Company.

7.13 Duties of Officers. Except to the extent otherwise provided herein, each officer shall have fiduciary duties identical to those of officers of business corporations organized under the General Corporation Law of the State of Delaware

7.14 Powers of Members. Except as otherwise specifically provided by this Agreement or as required by the Act, no Member shall have the power to act for or on behalf of, or to bind, the Company.

7.15 Non-Solicitation; Confidentiality.

(a) To the fullest extent permitted by law, each Member (other than Knight, Citadel, Goldman and the ISE Stock Exchange Consortium Members) shall not, and each of Knight, Citadel and Goldman shall cause the electronic agency options trading business and the electronic agency equities trading business of it and any of its majority-owned subsidiaries not to, directly or indirectly, solicit for employment, employ, engage or retain, any Person who is or was an employee of the Company or Direct Edge for at least three (3) months and provided a majority of his or her time to matters relating to the Company or Direct Edge, as applicable, without the prior consent of the Board, unless (i) such employee shall have ceased to be an employee of the Company or Direct Edge for a period of at least six (6) months, or (ii) such employee shall have responded to any general mass solicitation of employment not specifically directed toward employees of the Company or Direct Edge; provided that a Member shall be deemed not to be in breach of the prohibition not to solicit for employment of this Section 7.15(a) (but all remaining prohibitions of this Section 7.15(a) not to employ, engage or retain shall continue to apply) if a search firm engaged by or on behalf of such Member contacts an employee of the Company or Direct Edge but was not directed to do so by such Member. To the fullest extent permitted by law, neither the Company nor Direct Edge shall, directly or indirectly, solicit for employment, employ, engage or retain, any Person who is or was an employee of a Member or any of its Affiliates, unless (i) such employee shall have ceased to be an employee of such Member or its Affiliates for a period of at least six (6) months, (ii) such employee shall have responded to any general mass solicitation of employment not specifically directed toward employees of such Member or (iii) such employee shall have initiated discussions with the Company or Direct Edge regarding employment without having first been solicited by the Company or Direct Edge or an agent of the Company or Direct Edge. The obligations of any Member under this Section 7.15(a) shall survive until the one year anniversary of the first date on which such Member no longer has a Manager designated to sit on the Board pursuant to this Agreement and has less than a 5% Percentage Interest; provided, that the obligations under this Section 7.15(a) shall be reinstated in accordance with the terms herein if such Member thereafter has and exercises the right to designate a Manager on the Board pursuant to Section 7.1 or thereafter has at least a 5% Percentage Interest. The obligations of the Company and Direct Edge under this Section 7.15(a) shall survive, with respect to any Member, for a period of one (1) year from the date such Member ceases to be a member of the Company.

(b) Each Member, during the period starting from the date on which such Member became a member of the Company through and ending on the date that is the one year anniversary of the date on which such Member shall have ceased to be a member of the Company, shall not, without the Company's prior written consent, disclose to any Person other than an Exempt Person (as defined below) of such Member any confidential, non-public information obtained from the Company or one of its Affiliates concerning the following: (1) any Intellectual Property (as defined below) owned or used by the Company or any of its subsidiaries, (2) any dealings between the Company or any of its subsidiaries, on the one hand, and any Client or Vendor (as those terms are defined below) or any employee, director, officer, manager or member of the Company or any of its subsidiaries, on the other hand; (3) any financial information or results of operations of the Company or any of its subsidiaries; or (4) any business plans, pricing information, customer information or regulatory information of the Company or any of its subsidiaries (collectively, "Confidential Information"); provided, however, that, notwithstanding anything to the contrary in the foregoing, Confidential Information shall not include, with respect to any Person, any information that: (A) is or becomes generally available to the public other than as a result of a disclosure directly or indirectly by such Person or any of its Affiliates or any of their respective directors, officers, managers, employees, advisors or other representatives (collectively, "Representatives") in breach of this Section 7.15(b); (B) is disclosed by another Person not known by the recipient to be under a confidentiality agreement or obligation to the Company or any of its subsidiaries not to disclose such information; or (C) is independently developed by such Person or any of its Affiliates or any of their respective Representatives without derivation from, reference to or reliance upon any Confidential Information; provided, further, that, notwithstanding anything to the contrary in this Agreement, (A) any Member may disclose any Confidential Information to the extent required by any applicable law, statute, rule or regulation or any request, order or subpoena issued by any court or other governmental entity or any SRO (including FINRA), and (B) nothing herein shall be interpreted to limit or impede the rights of the SEC or any Company Related SRO to access or examine any Confidential Information, or to limit or impede the ability of any Member or any of its Representatives to disclose to the SEC as the SEC may request, order or demand any Confidential Information, in each case pursuant to Section 11.2, Article XIV or the U.S. federal securities laws and rules and regulations thereunder. Each Member shall be responsible for any breach of this Section 7.15(b) by any of its Representatives or Exempt Persons and agrees to use commercially reasonable efforts to cause its Representatives and Exempt Persons to treat all Confidential Information in the same manner as such Member would generally treat its own confidential, non-public information but no less than what a reasonably prudent person would treat its own confidential, non-public information. Each of the Members acknowledges and agrees that other Members may operate businesses or have interests in businesses (including having representatives of such other Members who serve as directors, managers or officers of entities engaging in such businesses) that compete with, or that otherwise are associated with or complementary to, the operations of the Company (such competing, associated, and complementary businesses, "Associated Businesses") and that Confidential Information may be disclosed to Exempt Persons who are involved with such Associated Businesses subject to the terms of this Section 7.15(b). Nothing in this Agreement shall preclude (i) any such Exempt Person from continuing to be involved with any Associated Business or (ii) any such Member or such Exempt Person from operating in the best interests of and satisfying their obligations to such Associated Business, provided that neither such Member nor Exempt Person discloses or uses any Confidential Information in violation of this Section 7.15(b). It is further acknowledged and agreed that such Member and such Exempt Person may have benefit and use of Confidential Information in the course of their involvement with such Associated Business and that such benefit and use shall not be precluded under this Agreement so long as no such Confidential Information is disclosed or used by such Member or Exempt Person in violation of this Section 7.15(b) and subject to the last sentence of this Section 7.15(b)).

(c) For purposes of Section 7.15(b):

(1) "Exempt Person" means, with respect to any Person, any Affiliate of such Person or any Representative of the Company, such Person or such Person's Affiliate, in each case, who (a) has a reasonable need to know the contents of the Confidential Information, (b) is informed of the confidential nature of the Confidential Information and (c) agrees to keep such information confidential in accordance with the terms of this Agreement and any other restrictions that the Board or any governmental or regulatory authority may determine is appropriate.

(2) "Intellectual Property" means (a) inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, all patents, registrations, invention disclosures and applications therefor, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reissues and re-examinations thereof; (b) published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information, mask works and semiconductor chip rights), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (c) trade secrets and other technical information (which may include ideas, research and development, know-how, formulae and other processes, business methods, customer lists and supplier lists).

(3) "Client" means any Person to whom the Company or any of its subsidiaries provides services under any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation.

(4) "Vendor" means any Person from whom the Company or any of its subsidiaries receives material services under any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation.

7.16 Reliance by Third Parties. Any Person dealing with the Company or the Board may rely upon a certificate signed by a Manager or such officer of the Company designated by the Board, as to:

(a) the identities of the Managers serving on the Board or any committee thereof, any officer or agent of the Company, or any Member;

(b) the existence or non-existence of any fact or facts that constitute a condition precedent to acts by the Board or in any other manner germane to the affairs of the Company; or

(c) the Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company.

7.17 Tax Matters Partner.

(a) ISE Holdings shall be the "tax matters partner" of the Company as defined in Section 6231 of the Code and shall act in any similar capacity under applicable state, local or foreign law (in such capacity, the "Tax Matters Partner"). If necessary to have Subchapter C of Chapter 63 of the Code apply to the Company, the Company shall make an election pursuant to Section 6231(a)(1)(B)(ii) of the Code.

(b) Each Member shall be considered to have retained such rights (and obligations, if any) as are provided for under the Code or any other applicable law with respect to any examination, proposed adjustment or proceeding relating to Company tax items (including its rights under Section 6224(c) of the Code and its right to notice of any proposed tax settlements in any court case involving the Company). The Tax Matters Partner agrees that it shall not bind the Members to any tax settlement without the unanimous approval of all the Members. The Tax Matters Partner shall notify the other Members, within 30 calendar days after it receives notice from the United States Internal Revenue Service ("IRS"), of any administrative proceeding with respect to an examination of, or proposed adjustment to, any Company tax items. The Tax Matters Partner shall provide the other Members with notice of its intention to extend the statute of limitations or file a tax claim in any court at least ten calendar days before taking such action and shall not extend such statute of limitations or file such tax claim without the unanimous approval of all the Members. In the event that the other Members notify the Tax Matters Partner of their intention to represent themselves, or to obtain independent counsel and other advisors to represent them, in connection with any such examination, proceeding or proposed adjustment, the Tax Matters Partner agrees to supply the other Members and their counsel and other advisors, as the case may be, with copies of all written communications received by the Tax Matters Partner with respect thereto, together with such other information as they may reasonably request in connection therewith. The Tax Matters Partner further agrees, in that event, to cooperate with the other Members and their counsel and other advisors, as the case may be, in connection with their separate representation, to the extent reasonably practicable and at the sole cost and expense of such other Members. In addition to the foregoing, the Tax Matters Partner shall notify the other Members prior to submitting a request for administrative adjustment on behalf of the Company and shall not submit such request without the unanimous approval of all the Members. Nothing contained in this Section 7.17 shall affect the authority of the Board provided for in Section 11.6 as to tax matters; any action by the Tax Matters Partner shall be consistent with the direction of the Board pursuant to its authority thereunder.

7.18 Restriction on Foreign Operations. None of (i) the Company, (ii) DE, (iii) Direct Edge, (iv) any "disregarded entity" owned by the Company, DE or Direct Edge, or (v) any other entity treated for U.S. federal income tax purposes as a division of either the Company, DE or

Direct Edge shall ever have a permanent establishment or branch outside the United States or conduct business outside the United States in such a way that it is deemed to have a permanent establishment or a foreign branch, as that term is defined in Temporary Treasury Regulation § 1.367(a)-6T(g)(1). Accordingly, any entity described in (i) through (v) above (each, a "Restricted Entity") shall not:

(a) maintain or conduct business through a fixed place of business outside the United States, including a place of management, a branch, or an office;

(b) maintain a separate set of books and records outside of the United States;

(c) hold a meeting (whether formal or informal) of the board or of any committee of the board (1) outside of the United States or (2) at which fewer than two members of the board or such committee, as the case may be, are not physically present at the place designated as the location for the board meeting;

(d) send an employee to work at a fixed location outside the United States for a period of time sufficient to constitute a branch or permanent establishment;

(e) conduct business (including the solicitation of customers, the negotiation of prices and other material terms and conditions, and the performance of other activities incidental to the origination or continuance of a transaction) outside the United States through a dependent agent or employee;

(f) enter into binding contracts outside the United States, or give an agent or employee the authority to enter into such contracts outside the United States; or

(g) own any real estate outside the United States, or own tangible personal property outside the United States.

Nothing in this Section 7.18 or elsewhere in this Agreement shall be deemed to prohibit or restrict in any way any Restricted Entity from conducting business outside the United States through any direct or indirect subsidiary that is treated as a corporation for United States federal income tax purposes (an "Eligible Subsidiary"). If any Restricted Entity wishes to change the classification of an Eligible Subsidiary for U.S. federal tax purposes pursuant to Treas. Reg. § 301.7701-3, then it must first obtain the consent of each Initial Member that is or will be a Member as of the effective date of such change in classification, which consent can be given in each such Initial Member's sole discretion. The Company shall ensure that Restricted Entities subject to this Section 7.18 shall comply with the requirements of this Section 7.18.

7.19 Conversion to Corporation; Registration Rights; Initial Public Offering.

(a) In the event that the Board determines that conducting the business of the Company in a corporate rather than in a limited liability company form would be necessary to allow an offering of equity interests in the Company or a successor through an Initial Public Offering, then the Board, in accordance with Section 7.7(a)(3), shall have the power to convert the Company to a corporation or take such other action as it may deem advisable in light thereof, including (A) dissolving the Company, creating one or more subsidiaries of a newly formed corporation and, subject to the Act, transferring to such subsidiaries any or all of the assets of the Company (including by merger) or (B) causing the Members to, and the Members agree to, exchange their Units for shares of a newly formed corporation; provided, that the Company shall first obtain an opinion of counsel reasonably acceptable to each of the Initial Members that is or will be a Member as of the effective date of such conversion or other action (unless such opinion requirement is waived by each of such Initial Members) that any such action will be tax-free to the Members (such conversion to a corporation or other action, the "Conversion"). Notwithstanding the foregoing, for so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, before any Conversion may be effected, the proposal regarding such Conversion shall be filed with, or filed with and approved by, the SEC pursuant to Section 19 of the Exchange Act and the rules and regulations thereunder, as the case may be.

(b) The Members shall receive, in exchange for their respective Units, shares of capital stock or other interests of such corporation or its subsidiaries having the same relative economic interest and other rights and obligations in such corporation or its subsidiaries as is set forth in this Agreement, subject to any modifications deemed appropriate by the Board, in accordance with Section 7.7(a)(3), as a result of the Conversion to corporate form (the "Surviving Corporation Shares").

(c) At the time of such Conversion and subject to any legal, regulatory, stock exchange or other similar requirements, the Members shall, and hereby agree to take all actions reasonably requested by the Board in connection with the Conversion and to cause the resulting corporation to be governed substantially as provided herein, including entering into a stockholders' agreement providing for an agreement to vote all shares of capital stock or other interests held by them to elect the board of directors of such resulting corporation in accordance with the substance of Section 7.1; provided, that such governance provisions and such stockholders' agreement shall terminate effective as of the Initial Pubic Offering of the Company.

(d) If the Board elects to undertake an Initial Public Offering of the Company in accordance with Section 7.7(c)(1) within 60 days after such approval, the Company and the Members shall engage one or more investment bankers and shall use commercially reasonable efforts to complete the Initial Public Offering within 180 days after such approvals; provided that the Company may defer the Initial Public Offering if the Board determines that market conditions are sufficiently adverse to consummate the Initial Public Offering within such period. At the time an Initial Public Offering of the Company is consummated, each Member shall have registration rights with respect to its Surviving Corporation Shares pursuant to the terms attached as Exhibit D.

Article VIII
Distributions

8.1 Current Distributions. If at any time and from time to time the Board determines that the Company has cash that is not required for the operations of the Company, the payment of liabilities or expenses of the Company, or the setting aside of reserves to meet the anticipated cash needs of the Company during the upcoming Fiscal Year ("Distributable Cash"), then:

(a) Within 15 calendar days after the end of each fiscal quarter, the Company shall make distributions ("Tax Distributions") to the Members of their respective Tax Amounts for such fiscal quarter (or, in the event that Distributable Cash is less than the total of all such Tax Amounts, the Company shall distribute the Distributable Cash in proportion to such Tax Amounts). If after the end of any Fiscal Year it is determined that a Member's Tax Amount for the Fiscal Year exceeds the sum of the Tax Distributions made to the Member hereunder and the distributions made to such member under Section 8.1(b) for such Fiscal Year (any such excess, a "Shortfall Amount"), then the Company shall, on or before the 75th calendar day of the next Fiscal Year, make an additional Tax Distribution to the Members of their respective Shortfall Amounts (or, in the event that Distributable Cash is less than the total of all Shortfall Amounts, the Company shall distribute the Distributable Cash in proportion to such Shortfall Amounts). If the aggregate Tax Distributions to any Member pursuant to this subsection for a Fiscal Year exceed the Member's Tax Amount for such Fiscal Year, such excess shall be deducted from the Member's Tax Amount when calculating the Tax Distributions to be made to such Member for each subsequent Fiscal Year until the excess has been fully accounted for. All Tax Distributions to a Member shall be treated as advances against any subsequent distributions to be made to such Member under Section 8.1(b) or Section 13.3. Subsequent distributions made to the Member pursuant to Section 8.1(b) and Section 13.3 shall be adjusted so that when aggregated with all prior distributions to the Member pursuant to those provisions, and with all prior Tax Distributions to the Member, the amount distributed shall be equal, as nearly as possible, to the aggregate amount that would have been distributable to such member pursuant to Section 8.1(b) and Section 13.3 if this Agreement contained no provision for Tax Distributions. The Board shall undertake best efforts to cause the Company to distribute the respective Tax Amounts to each Member each fiscal quarter and after the end of the Fiscal Year pursuant to the terms of this Section 8.1(a).

(b) After taking into account the advance of Tax Distributions pursuant to Section 8.1(a) and subject to any Distribution Plan, the Board may decide to cause the Company to distribute all or any portion of Distributable Cash to the Members in proportion to their Percentage Interests, unless the distribution is a liquidating distribution, which shall be made in the manner set out in Section 13.2(b).

8.2 Limitation. Notwithstanding any other provision in this Agreement, the Company shall not make a distribution to any Member on account of its interest in the Company if, and to the extent, such distribution would violate the Act or other applicable law or would come from any Regulatory Funds.

8.3 Withholding Treated as Distributions. Any amount that the Company is required to withhold and pay over to any governmental authority on behalf of a Member shall be treated as a distribution made to such Member pursuant to Section 8.1 or Section 13.3, and shall be deducted from the amounts next distributable to such Member pursuant to any of those provisions until the withholding has been fully accounted for.

Article IX
Capital Accounts; Allocation of Profits and Losses

9.1 Capital Accounts; General. An individual Capital Account shall be established and maintained for each Member in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv). The Capital Account of each Member shall as of the date hereof be deemed to equal the amount set forth for each Member on Exhibit B.

9.2 Calculation of Profits and Losses. For all purposes hereof, the Company's profits and losses shall in accordance with Code Section 703(a) and Treasury Regulation Section 1.703-1 be computed with the following adjustments: (a) items of gain, loss, and deduction shall be computed based upon the book values of the Company's assets (in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g) and/or 1.704-3(d)) rather than upon the assets' adjusted bases for Federal income tax purposes; (b) any tax exempt income received by the Company shall be included as an item of gross income; (c) the amount of any adjustments to the book values of any assets of the Company pursuant to Code Section 743 shall not be taken into account; and (d) any expenditure of the Company described in Code Section 705(a)(2)(B) (including any expenditure treated as being described in Code Section 705(a)(2)(B) pursuant to Treasury Regulations under Code Section 704(b)) shall be treated as a deductible expense.

9.3 Fiscal Periods. Fiscal periods of the Company shall end (a) on the last calendar day of each calendar year and (b) at the close of business on the calendar day before any calendar day on which Percentage Interest change.

9.4 Allocations of Profits and Losses; General. Except as provided in Section 9.6 and Section 9.7 below, all net profits, losses and credits of the Company (for both accounting and tax purposes) for each fiscal period shall be allocated to the Members in proportion to their respective Percentage Interests as of the end of such fiscal period.

9.5 Terminating Allocations. Notwithstanding the foregoing allocation provisions, any profits or losses resulting from a liquidation, merger or consolidation of the Company, the sale of substantially all the assets of the Company in one or a series of related transactions, or any similar event (and, if necessary, specific items of gross income, gain, loss, or deduction incurred by the Company in the Fiscal Year of such transaction(s)) shall be allocated among the Members so that after such allocations and the allocations required by Section 9.6 and Section 9.7, and immediately before the making of any liquidating distributions to the Members under Section 13.3, the Members' Capital Accounts are in proportion to their respective Percentage Interests.

9.6 Regulatory Allocations. Article IX is intended to comply with Section 704(b) of the Code and the Treasury Regulations thereunder, including the "alternative test for economic effect" under Treasury Regulations Section 1.704-1(b)(ii)(d), and including those proposed Regulations addressing adjustments to capital accounts upon the exercise of non compensatory options. Notwithstanding Section 9.4, the Company shall make any allocations required by such Regulations, including "qualified income offset" and "minimum gain chargeback" allocations and allocations relating to any nonrecourse debt of the Company, prior to making the allocations set forth in Section 9.4. Any amount of Non-recourse Debt of the Company subject to allocation under Treasury Regulations Section 1.752-3(a)(3) shall be allocated to the Members in proportion to their relative holdings of Units.

9.7 Offset of Regulatory Allocations. The allocations required by Section 9.6 are intended to comply with certain requirements of the Treasury Regulations. The Board may, subject to the approval of all the Members and to the extent not inconsistent with Section 704 of the Code, offset any or all such regulatory allocations either with other regulatory allocations or with special allocations of income, gain, loss or deductions pursuant to this section in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the regulatory allocations were not part of this Agreement.

9.8 Section 704(c) and Capital Account Revaluation Allocations. The Members agree that to the fullest extent possible with respect to the allocation of depreciation and gain for U.S. federal income tax purposes, Section 704(c) of the Code shall apply with respect to non-cash property contributed to the Company by any Member and accordingly agree that the Company shall elect the traditional allocation method of Treas. Reg. section 1.704-3(b). For purposes hereof, any allocation of income, loss, gain or any item thereof to a Member pursuant to Section 704(c) of the Code shall affect only its tax basis in its Percentage Interest and shall not affect its Capital Account. In addition to the foregoing, if the Company's assets are reflected in the Capital Accounts of the Members at a book value that differs from the adjusted tax basis of the assets (e.g., because of a revaluation of the Members' Capital Accounts under Treasury Regulations §1.704-1(b)(2)(iv)(f)), allocations of depreciation, amortization, income, gain or loss with respect to such property shall be made among the Members in a manner consistent with the principles of Section 704(c) of the Code and this Section 9.8.

9.9 Allocation in Case of Transfer. In the event of a transfer of any Units or issuance of Units upon the exercise of an Option during a taxable year of the Company, allocations of income, gain, loss, deductions and other items of the Company between the transferor and the transferee, or the Members in the case of an issuance of Units pursuant to the exercise of an Option, will be based on the portions of such taxable year during which each owned the Units or as the Board may determine in its reasonable discretion.

Article X
Powers, Duties and Restrictions of the Company and the Members; Other Provisions Relating to the Members

10.1 Powers of the Company. In furtherance of the purposes set forth in Article III, and subject to the provisions of Article VII, the Company will possess the power to do anything not prohibited by the Act, by other applicable law, or by this Agreement, including but not limited to the following powers: (a) to undertake any of the activities described in Article III; (b) to make, perform and enter into any contract, commitment, activity or agreement relating thereto; (c) to open, maintain and close bank and money market accounts, to endorse, for deposit to any such account otherwise, checks payable or belonging to the Company from any other Person, and to draw checks or other orders for the payment of money on any such account; (d) to hold, distribute, and exercise all rights (including voting rights), powers and privileges and other incidents of ownership with respect to assets of the Company; (e) to borrow funds, issue evidences of indebtedness and refinance any such indebtedness in furtherance of any or all of the purposes of the Company; (f) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons necessary or appropriate to carry out the business and affairs of the Company, and to pay such fees, expenses, salaries, wages and other compensation to such Persons; (g) to bring, defend and compromise actions, in its own name, at law or in equity; and (h) to take all actions and do all things necessary or advisable or incident to carry out the purposes of the Company, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the Company's business, purposes or activities.

10.2 Maintenance of Separate Business.

(a) The Company shall at all times (i) to the extent that any of the Company's offices are located in the offices of one of its Affiliates, pay fair market rent for its office space located therein, (ii) maintain the Company's books, financial statements, accounting records and other limited liability company documents and records separate from those of any of its Affiliates or any other Person, (iii) not commingle the Company's assets with those of any of its Affiliates or any other Person, (iv) maintain the Company's account, bank accounts, and payroll separate from those of any of its Affiliates, (v) act solely in its name and through its own authorized agents, and in all respects hold itself out as a legal entity separate and distinct from any other Person, (vi) make investments directly or by brokers engaged and paid by the Company and its agents, (vii) manage the Company's liabilities separately from those of any of its Affiliates and pay its own liabilities, including all administrative expenses and compensation to employees, consultants or agents, and all operating expenses, from its own separate assets, except that an Affiliate of the Company may pay the organizational expenses of the Company; provided, however, the foregoing shall not require any Member to make any Additional Capital Contribution; and (viii) pay from the Company's assets all obligations and indebtedness of any kind incurred by the Company; provided, however, the foregoing shall not require any Member to make any Additional Capital Contribution. The Company shall abide by all Act formalities, including the maintenance of current records of the Company's affairs, and the Company shall cause its financial statements to be prepared in accordance with generally accepted accounting principles in a manner that indicates the separate existence of the Company. The Company shall (i) pay all its liabilities; provided, however, the foregoing shall not require any Member to make any Additional Capital Contribution, (ii) not assume the liabilities of any of its Affiliates unless such assumption is approved in accordance with this Agreement and (iii) not guarantee the liabilities of any of its Affiliates unless such assumption is approved in accordance with this Agreement. Subject to Article VII, the Board shall make decisions with respect to the business and daily operations of the Company independent of and not dictated by any of its Affiliates. Failure of the Company, any of the Members or the Board on behalf of the Company to comply with any of the foregoing covenants or any other covenants contained in this Agreement shall not affect the status of the Company as a separate legal entity or the limited liability of the Members or the Managers.

10.3 Purchased Services. Except for the Services Agreements, unless approved by a majority of the Board excluding the Manager designated by the Member to which this Section 10.3 applies, all products and services to be obtained by the Company or any of its subsidiaries and all transactions conducted by the Company and its subsidiaries shall be evaluated by the Company's management with a view to best practices, and all such products and services and all such transactions shall, if obtained from or conducted with any Member or any Affiliate of a Member, be obtained or conducted only on an arm's length basis with terms that are not less favorable to the Company or any of its subsidiaries than those that the Company or any of its subsidiaries might otherwise be able to obtain from an unrelated Person.

10.4 Compensation of the Members and Managers. Except as otherwise specifically provided in this Agreement, the Members shall not be entitled to any compensation for their services hereunder. The Managers may be paid by the Company their reasonable expenses, if any, of attendance at each meeting of the Board and at each meeting of a committee of the Board of which they are members.

10.5 Cessation of Status as a Member. A Member shall cease to be a member of the Company upon the Bankruptcy or involuntary dissolution of such Member or upon the transfer of all of such Member's limited liability company interest in the Company.

10.6 Representations and Warranties. Each Member represents and warrants to the Company and the other Members that such Member is not a foreign partner under Section 1446(e) of the Code.

10.7 Other Activities of the Members.

(a) Notwithstanding any duty otherwise existing at law or in equity, each of the Members and any Person employed by, related to or in any way affiliated with any Member (the "Permitted Persons") may have other business interests and may engage in any business or trade, profession, employment or activity whatsoever (regardless of whether any such activity competes, directly or indirectly, with the business or activities of the Company or any of its subsidiaries), for its own account, or in partnership or participation with, or as an employee, officer, director, stockholder, member, manager, trustee, general or limited partner, agent or representative of, any other Person, and no Permitted Person shall be required to devote its entire time (business or otherwise), or any particular portion of its time (business or otherwise) to the business of the Company or any of its subsidiaries. Notwithstanding any duty otherwise existing at law or in equity, without limiting the generality of the foregoing, each Permitted Person, subject in each case to Section 7.7(e)(3) and (4), (i) may engage in the same or similar activities or lines of business as the Company or any of its subsidiaries or develop or market any products or services that compete, directly or indirectly, with those of the Company or any of its subsidiaries, including owning, operating or investing in electronic trading systems in alternative asset classes or geographies, (ii) may invest or own any interest in, or develop a business relationship with, any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company or any of its subsidiaries and (iii) may do business with any client or customer of the Company or any of its subsidiaries. Neither the Company nor any Member nor Manager, nor any Affiliate of any thereof, by virtue of this Agreement, shall have any rights in and to any such independent venture or the income or profits derived therefrom, regardless of whether or not such venture was initially presented to a Permitted Person as a direct or indirect result of its relationship with the Company or any of its subsidiaries. Notwithstanding any duty otherwise existing at law or in equity, no Permitted Person shall have any obligation hereunder to present any business opportunity to the Company or any of its subsidiaries, even if the opportunity is one that the Company or any of its subsidiaries might reasonably have pursued or had the ability or desire to pursue, in each case, if granted the opportunity to do so, and, to the fullest extent permitted by law, no Permitted Person shall be liable to the Company, any of its subsidiaries or any Member (or any Affiliate thereof) for breach of any fiduciary or other duty relating to the Company (whether imposed by applicable law or otherwise), by reason of the fact that the Permitted Person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Company or any of its subsidiaries.

(b) ISE LLC shall not grant a license for the software supporting the core matching engine technology to a Person that is, or in the determination of the Board is likely to become, a competitor of the Company with respect to the trading of U.S. cash equities, exchange traded funds and structured products (a "Competing Prospective Licensee"), except in accordance with Section 7.7(e)(3).

10.8 Use of Name and Trade Marks.

(a) Each Member (the "Using Member") shall not, without the prior written consent of the other Member in question for each instance, (i) use in advertising, publicity or otherwise the name of such other Member or its Affiliates or employees, or any trade name, trademark, trade device, logo service mark, symbol or abbreviation, contraction or simulation thereof owned or used by such other Member or its Affiliates, or (ii) represent, directly or indirectly, that any product or any service provided by the Using Member has been approved, endorsed, recommended or provided by, or in association with, such other Member or its Affiliates.

(b) Each Member shall not, without the prior written consent of the Company, (i) use in advertising, publicity or otherwise the name of the Company or Direct Edge or any of their respective Affiliates (other than, if applicable, such Member) or employees, or any trade name, trademark, trade device, logo service mark, symbol or abbreviation, contraction or simulation thereof owned or used by the Company or Direct Edge or any of their respective Affiliates (other than, if applicable, such Member), or (ii) represent, directly or indirectly, that any product or any service provided by such Member has been approved, endorsed, recommended or provided by, or in association with, the Company or Direct Edge or any of their respective Affiliates (other than, if applicable, such Member).

(c) The Company shall not, and shall cause Direct Edge not to, in each case without the prior written consent of the Member in question for each instance, (i) use in advertising, publicity or otherwise the name of any Member or its Affiliates (other than the Company or Direct Edge) or employees, or any trade name, trademark, trade device, logo service mark, symbol or abbreviation, contraction or simulation thereof owned or used by a Member or its Affiliates (other than the Company or Direct Edge), or (ii) represent, directly or indirectly, that any product or any service provided by the Company or Direct Edge has been approved, endorsed, recommended or provided by, or in association with, any Member or its Affiliates (other than the Company or Direct Edge).

Article XI
Books, Records and Accounting

11.1 Books of Account. The Board shall cause to be entered in appropriate books, kept at the Company's principal place of business, which must be in the United States, all transactions of or relating to the Company. The books and records of the Company shall be made and maintained, and the financial position and the results of operations recorded, at the expense of the Company, in accordance with such method of accounting as is determined by the Board. Each Member, for any purpose reasonably related to such Member's interest as a Member in the Company, shall have access to and the right, at such Member's sole cost and expense, to inspect and copy such books and records during normal business hours; provided, that the inspecting Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company in making such books and records available for inspection.

11.2 Books and Records Relating to the Self-Regulatory Function of the Company-Related SROs.

(a) To the fullest extent permitted by law, all books and records of an Exchange Subsidiary reflecting confidential information pertaining to the self-regulatory function of a Company-Related SRO (including disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Company, and the information contained in those books and records, shall be retained in confidence by the Company, the Members and the Managers, officers, employees and agents of the Company and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing herein shall be interpreted so as to limit or impede the rights of the SEC or a Company-Related SRO to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any Members, Managers, officers, employees or agents of the Company to disclose such information to the SEC or a Company-Related SRO.

(b) To the extent they are related to the operation or administration of an Exchange Subsidiary, the books, records, premises, officers, Managers, agents, and employees of the Company shall be deemed to be the books, records, premises, officers, managers, directors, agents and employees of such Exchange Subsidiary for the purposes of, and subject to oversight pursuant to, the Exchange Act. For so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, the Company's books and records shall be subject at all times to inspection and copying by the SEC and the applicable Exchange Subsidiary, provided that such books and records are related to the operation or administration of an Exchange Subsidiary.

11.3 Deposits of Funds. All funds of the Company shall be deposited in its name in such checking, money market, or other account or accounts as the Board may from time to time designate; withdrawals shall be made therefrom on such signature or signatures as the Board shall determine.

11.4 Company Budget. At least 60 calendar days before any Fiscal Year, the Board shall prepare and approve an annual budget setting forth all anticipated expenses of the Company during the course of that upcoming Fiscal Year (the "Annual Budget"). If the Board does not prepare and approve an annual budget, the Annual Budget from the prior Fiscal Year shall remain in effect until such new annual budget is so prepared and approved.

11.5 Financial Statements; Reports to Members. In connection with the financial statements to be delivered pursuant to this Section 11.5, the Company shall engage nationally recognized, independent certified public accountants and have annual audits made by such independent public accountants. The Company shall deliver to each of the Members the following:within 30 calendar days after the close of each month (other than the last month of any fiscal quarter), an unaudited consolidated balance sheet of the Company as of the end of such month, together with the related statements of operations and cash flow for such month and for the current Fiscal Year to the end of such month;

(b) within 30 calendar days after the close of each fiscal quarter (other than the fourth quarter), an unaudited consolidated balance sheet of the Company as of the end of such quarter, together with the related statements of operations and cash flow for such quarter and for the current fiscal year to the end of such fiscal quarter;

(c) within 90 calendar days after the end of each Fiscal Year, an audited consolidated balance sheet of the Company as of the end of such Fiscal Year, together with related statements of operations and cash flow for such Fiscal Year;

(d) at the time the Board approves the Annual Budget in accordance with Section 11.4, the Company's Annual Budget for the next Fiscal Year and any material modifications thereto; and

(e) with reasonable promptness, such other information and data as a Member may from time to time reasonably request.

11.6 Tax Matters.

(a) The Board shall prepare all tax returns of the Company; provided, however, that the Board shall not file any income tax return without the approval of each Member owning a Percentage Interest of 10% or more during the period covered by such tax return, which approval shall not be unreasonably withheld or conditioned. The Board shall cause the Company to circulate to each Member referred to in the preceding sentence for its review and approval a draft of any income tax return no later than 90 calendar days after the end of the Company's Fiscal Year. If any such Member shall object to any items on such return within 30 calendar days, then the Members and the Board shall attempt to agree on a mutually acceptable resolution of any disputed tax items. If such Member and the Board cannot resolve their disagreement within ten calendar days, either such Member or the Board may request, in writing with a copy sent to the other party, that the disagreement be resolved by a mutually agreed upon nationally recognized, independent accounting firm (the "Independent Accountants") and the Independent Accountants shall be instructed to resolve the dispute by, first determining if both positions have merit, and if not, shall adopt the position that has merit. If the Independent Accountants determine that both positions have merit, the Independent Accountants shall adopt the position that will maximize, in the aggregate, the U.S. federal, state and local and foreign income tax advantages and will minimize, in the aggregate, the U.S. federal, state, and local and foreign income tax detriments, available to the Members. The Independent Accountants shall provide their written resolution of the disagreement to both the Member and the Board within 15 calendar days after the date that the Independent Accountants were requested to resolve such disagreement. If the Independent Accountants are incapable of resolving such disagreement based on the above-stated criteria, the position of the Board shall prevail. The cost of the Independent Accountants in connection with the resolution of a dispute under this Section shall be paid by the non-prevailing party.

(b) The Board shall furnish a copy of all filed tax returns of the Company to each of the Members. In addition, upon reasonable written notice provided to the Company by a Member (and as otherwise required by law), the Company shall furnish such Members, on a timely basis, with all information relating to the Company required to be reported in any U.S. federal, state and local tax returns of such Members, including a report indicating such Member's allocable share for U.S. federal income tax purposes of the Company's income, gain, credits, losses and deductions. Within 90 calendar days after the end of the Company's Fiscal Year, the Board shall send to each Member a copy of Schedule K-1 to Internal Revenue Service Form 1065 (or any successor form); provided that the Board may, in its reasonable discretion extend such period as permitted under applicable law.

(c) The Members shall report their tax items with respect to, and arising from, their Units in a manner that is consistent with the Company's tax returns.

(d) The Board shall provide prompt notice to the Members of advice that the IRS or any applicable foreign, state or local taxing authority intends to examine any tax returns or records or books of the Company and of any notice from the IRS or any other taxing authority in any administrative or judicial proceeding at the Company level relating to the determination of any item of income, gain, loss, deduction or credit of the Company, in each case together with a copy of such IRS or foreign, state or local taxing authority notice and any written materials submitted by the Board in response to such notice. In the event of any tax audit or any contest, dispute or litigation with respect to the treatment of, or liability of the Company for, any U.S. federal, state or local or foreign income tax for any taxable period (or portion of a taxable period) of the Company beginning after the date that the Company ceases to be a partnership for U.S. federal income tax purposes, the Board shall control, defend and otherwise represent the Company in such audit, contest, dispute or litigation. The Board shall advise any Member of any written proposed adjustment by the IRS that would increase (directly or through such Member's interest in any intermediate entities) such Member's U.S. federal income tax liability (or decrease (directly or through such Member's interest in any intermediate entities) such Member's U.S. federal tax benefits). If the Board proposes that such adjustment be approved, the Company shall not concede such adjustment without each Member's prior written approval, which approval shall not be unreasonably withheld or conditioned. In the event of a disagreement between the Board and a Member with respect to such adjustment, the procedures for resolving disagreements set forth in Section 11.6(a) shall apply.

(e) The Board shall take any steps necessary pursuant to Code Section 6223(a) to designate each Member as a "notice partner" (as defined in Code Section 6231(a)(8)). In addition, nothing in this Agreement is intended to waive any rights, including rights to participate in administrative and judicial proceedings, that a Member may have under Code

Sections 6221 through 6233, inclusive.

(f) Subject to this Agreement, the Board shall have authority to make any tax election with respect to the Company or any subsidiary thereof that it deems advisable; provided, however, that the Company, to the extent it has not already done so, shall make the election under Code section 754 so that ISE Holdings, in connection with the ISE Purchases, will obtain a step-up in tax basis in a portion of the Company's assets, and further provided, that the Company shall not make an election to be classified as a corporation pursuant to Treas. Reg. section 301.7701-3 or otherwise or any similar tax election without the unanimous written consent of the Initial Members.

(g) Notwithstanding any other provisions of this Agreement, the provisions of this Section 11.6 shall survive the dissolution of the Company or the termination of any Member's interest in the Company and shall remain binding on all Members for a period of time necessary to resolve with the IRS or any applicable state or local taxing authority all matters (including litigation) regarding the U.S. federal, state and local income taxation, as the case may be, of the Company or any Member with respect to the Company.

Article XII
Concentration

12.1 Limitations.

(a) Notwithstanding anything herein to the contrary, for so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, except as provided in Section 12.1(b):

(1) no Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, Units representing in the aggregate a Percentage Interest of more than 40%;

(2) no Person, either alone or together with its Related Persons, who is an Exchange Member, may own, directly or indirectly, of record or beneficially, Units representing in the aggregate a Percentage Interest of more than 20%; and

(3) no Person, either alone or together with its Related Persons, may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of Units or give any consent or proxy with respect to Units representing a Percentage Interest of more than 20%, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances that would result in the Units that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such

agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of Units that would represent a Percentage Interest of more than 20%; provided that this Section 12.1(a) shall not apply to ISE Holdings for so long as ISE Holdings is subject to ownership and voting limitations comparable to those set forth in this Section 12.1(a) and ISE LLC is a wholly owned subsidiary of ISE Holdings.

(b) Subject to Section 12.1(c) and Section 12.1(d), the limitations in Section 12.1(a)(1) and 12.1(a)(3) (other than with respect to Exchange Members and their Related Persons) may be waived by the Board pursuant to an amendment to this Agreement adopted by the Board pursuant to Section 15.2, if, in connection with the adoption of such amendment, the Board adopts a resolution stating that it is the determination of such Board that such amendment (i) will not impair the ability of each Exchange Subsidiary (in the case of EDGA or EDGX) to carry out its functions and responsibilities under the Exchange Act and the rules and regulations thereunder, (ii) is otherwise in the best interests of the Company and its Members and the Exchange Subsidiaries; and (iii) will not impair the ability of the SEC to enforce the Exchange Act and the rules and regulations thereunder. Such amendment shall not be effective unless it is filed with and approved by the SEC. In making the determinations referred to in this Section 12.1(b), the Board may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act, and the rules under the Exchange Act, and the governance of the Exchange Subsidiaries.

(c) Notwithstanding Section 12.1(b), in any case where a Person, either alone or together with its Related Persons, would own or vote more than the percentage limitations set forth in Section 12.1(a) upon consummation of any proposed Transfer of Units, such Transfer shall not become effective until the Board shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act).

(d) Notwithstanding and without giving effect to Section 12.1(b), any Person (either alone or together with its Related Persons) that proposes to own, directly or indirectly, of record or beneficially, Units representing in the aggregate a Percentage Interest of more than 40%, or to exercise voting rights, or grant any proxies or consents, with respect to Units representing in the aggregate a Percentage Interest of more than 20%, shall deliver to the Board a notice in writing, not less than 45 days (or any shorter period to which the Board shall expressly consent) before the proposed ownership of such Units, or the proposed exercise of such voting rights or the granting of such proxies or consents, of its intention to do so.

12.2 Required Notices.

(a) Any Person that owns, directly or indirectly (whether by acquisition, a change in the number of Units outstanding or otherwise), of record or beneficially, Units representing in the aggregate a Percentage Interest of five percent or more (either alone or together with its Related Persons) shall, immediately upon becoming the owner of such amount of Units, give the Board written notice of such ownership, which notice shall state: (i) such Person's full legal name; (ii) such Person's title or status and the date on which such title or status was acquired; (iii) such Person's approximate Percentage Interest (together with its Related Persons); and (iv) whether such Person has the power, directly or indirectly, to direct the management or policies of the Company, whether through ownership of securities, by contract or otherwise.

(b) Each Person required to provide written notice pursuant to Section 12.2(a) shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board in the event of an increase or decrease in the Percentage Interest so reported that represents less than one percent of the issued Units (such increase or decrease to be measured cumulatively from the amount shown on the last such report), unless any increase or decrease of less than one percent results in such Person owning Units that represent a Percentage Interest of more than 20% or more than 40% (at a time when such Person previously owned less than such percentages) or such Person owning Units that represent a Percentage Interest of less than 20% or less than 40% (at a time when such Person previously owned more than such percentages).

(c) The Board shall have the right to require any Person reasonably believed to be subject to and in violation of this Article XII to provide the Company complete information as to all Units owned, directly or indirectly, of record or beneficially, by such Person (together with its Related Persons) and as to any other factual matter relating to the applicability of this Article XII as may reasonably be requested of such Person.

12.3 Redemption Right. If any Member purports to Transfer Units in violation of the Ownership Limitations or vote or cause the voting of Units, give any consent or proxy with respect to Units or enter into any agreement, plan or other arrangement for the voting of Units that would violate the Voting Limitations, then the Company shall have the right, exercisable upon written notice to such Member with respect to such Units, to redeem such Units for a price per Unit equal to lesser of fair market value or book value of those Units, which right shall be exercisable by the Company upon the approval of the Board. Upon any such determination to redeem any such Units, written notice shall be given by the Secretary of the Company to such Member, which notice shall specify a date for redemption of the Units which shall be not less than ten days nor more than 30 days from the date of such notice. Any Units that have been so called for redemption shall not be deemed outstanding Units for the purpose of voting or determining the total number of Units entitled to vote on any matter on and after the date on which written notice of redemption has been given to the Member if a sum sufficient to redeem such Units shall have been irrevocably deposited or set aside to pay the redemption price to the Member.

12.4 Voting. If any Member purports to vote or cause the voting of Units, give any consent or proxy with respect to Units, or enter into any agreement, plan or other arrangement for the voting of Units that would violate the Voting Limitations, the Company shall not honor such vote, consent or proxy to the extent that the Voting Limitations would be violated, and any Units subject thereto shall not be entitled to be voted to the extent of such violation.

Article XIII

Term and Dissolution

13.1 Term. The legal existence of the Company shall be perpetual, unless the Company is sooner dissolved as a result of an event specified in the Act or pursuant to a provision of this Agreement.

13.2 Dissolution.

(a) The Company shall be dissolved and its affairs wound up upon the first to occur of the following:

(1) The election to dissolve the Company made by the Board pursuant to Section 7.7(a)(1);

(2) The entry of a decree of judicial dissolution of the Company under § 18-802 of the Act;

(3) The resignation, expulsion, Bankruptcy, or dissolution of the last remaining Member, or the occurrence of any other event which terminates the continued membership of the last remaining Member in the Company, unless the business of the Company is continued without dissolution in accordance with the Act; and

(4) The occurrence of any other event that causes the dissolution of a limited liability company under the Act, unless the Company is continued without dissolution in accordance with the Act.

(b) Upon dissolution of the Company, the business of the Company shall continue for the sole purpose of winding up its affairs. The winding up process shall be carried out by the Members unless the dissolution is caused by an event of withdrawal by the sole remaining Member, in which case the Board shall appoint a liquidating trustee. A liquidating trustee may be appointed for the Company by vote of a majority in Percentage Interest of the Members (the Members or such liquidating trustee appointed by the Board or the Members is referred to herein as the "Liquidator"). In winding up the Company's affairs, every effort shall then be made to dispose of the assets of the Company in an orderly manner, having regard to the liquidity, divisibility and marketability of the Company's assets. Subject to Section 13.3, if the Liquidator determines that it would be imprudent to dispose of any non-cash assets of the Company, then such assets may be distributed in-kind to the Members, in lieu of cash, proportionately to their right to receive cash distributions hereunder; provided, that the Liquidator shall in its sole discretion determine the relative shares of the Members of each kind of those assets that are to be distributed in kind. The Liquidator shall not be entitled to be paid by the Company any fee for services rendered in connection with the liquation of the Company, but the Liquidator (whether one or more Members or a liquidating trustee) shall be reimbursed by the Company for all third-party costs and expenses incurred by it in connection therewith and shall, to the fullest extent permitted by law, be indemnified by the Company with respect to any action brought against it in connection therewith by applying, mutatis mutandis, the provisions of Section 15.1.

13.3 Application and Distribution of Assets. Upon windup of the Company, the Company shall distribute its assets as follows: first, to creditors of the Company, including Members and Managers who are creditors, to the extent permitted by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for the payment thereof), and including any contingent, conditional and unmature liabilities of the Company, taking into account the relative priorities thereof; second, to the Members and former Members in satisfaction of liabilities under the Act for distributions to such Members and former Members; and third, to the Members, in proportion to, and to the extent of, their respective positive Capital Accounts. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Treas. Regs. § 1.704-1(b)(2)(ii)(g), if any Member has a deficit Capital Account (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), the Member shall have no obligation to make any Capital Contribution, and the negative balance of the Member's Capital Account shall not be considered a debt owed by the Member to the Company for any purpose whatsoever.

13.4 Capital Account Adjustments. For purposes of determining a Member's Capital Account, if, on liquidation and dissolution, some or all of the assets of the Company are distributed in kind, the Company's profits (or losses) shall be increased by the profits (or losses) that would have been realized had such assets been sold for their fair market value on the date of dissolution of the Company, as determined by the Liquidator. Such increase (i) shall be allocated to Members in accordance with Article IX hereof and (ii) shall increase (or decrease) the Members' Capital Account balances accordingly, it being the general intent that the adjustments contemplated by this subsection shall have the effect, as nearly as possible, of causing the Members' Capital Account balances to be in proportion to their Percentage Interests.

13.5 Termination of the LLC. Subject to Section 7.7(a)(1) of this Agreement, the separate legal existence of the Company shall terminate when all assets of the Company, after payment of or due provision for all debts, liabilities, and obligations of the Company, shall have been distributed to the Members in the manner provided for in this Article XIII, and a Certificate of Cancellation of the Certificate shall have been filed in the manner required by Section 18-203 of the Act.

Article XIV
SRO Function

14.1 Preservation of Independence. For so long as the Company shall, directly or indirectly, control an Exchange Subsidiary, the Managers, officers, employees and agents of the Company shall give due regard to the preservation of the independence of the self-regulatory function of such Exchange Subsidiary (in case of EDGA or EDGX), as well as to its obligations to investors and the general public and shall not take any actions that would interfere with the effectuation of any decisions by a board of directors of an Exchange Subsidiary ((in case of EDGA or EDGX) relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of such Exchange Subsidiary (in the case of EDGA or EDGX) to carry out its responsibilities under the Exchange Act. To the fullest extent permitted by law, no present or past Member, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other Person shall have any rights against the Company or any Manager, officer, employee or agent of the Company under this Section 14.1.

14.2 Compliance with Securities Laws; Cooperation with the SEC. The Company shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and each Company-Related SRO, as applicable, pursuant to and to the extent of their respective regulatory authority. The officers, Managers, employees and agents of the Company, by virtue of their acceptance of such position, shall be deemed to agree (i) to comply with the U.S. federal securities laws and the rules and regulations thereunder and (ii) to cooperate with the SEC and each Company-Related SRO in respect of the SEC's oversight responsibilities regarding the Company-Related SROs and the self-regulatory functions and responsibilities of the Company-Related SROs. The Company shall take reasonable steps necessary to cause its officers, Managers, employees and agents to so cooperate. To the fullest extent permitted by law, no present or past Member, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other Person shall have any rights against the Company or any Manager, officer, employee or agent of the Company under this Section 14.2.

14.3 Consent to Jurisdiction. To the fullest extent permitted by law, the Company and its officers, Managers, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the SEC, each Company-Related SRO, as applicable, for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder arising out of, or relating to, the activities of an Exchange Subsidiary, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the SEC and the Company-Related SROs that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Company and its officers, Managers, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of an Exchange Subsidiary, and agree to notify the other parties hereto of the name and address of such agent.

14.4 Consent to Applicability. The Company shall take reasonable steps necessary to cause its current officers, Managers, employees and agents and prospective officers, Managers, employees and agents prior to such Person's employment, appointment or otherwise, to consent in writing to the applicability of Section 11.2 and Article XIV with respect to activities related to an Exchange Subsidiary.

Article XV
General Provisions

15.1 Exculpation and Indemnification.

(a) Unless specifically set forth herein, to the fullest extent permitted by applicable law, no Member, officer, Manager, employee or agent of the Company and no officer, director, employee, representative, agent or Affiliate of any Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by a Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 15.1(b), other than as specifically set forth herein, shall be provided out of and to the extent of the Company's assets only, excluding any Regulatory Funds, and no Member, unless specifically set forth in this Agreement, shall have personal liability on account thereof. The Covered Person shall provide the Company with prompt, written notice of any such claim, sole control of the defense and settlement of such claim, and all reasonable assistance to defend such claim at the Company's cost. The Covered Person may appear in such action with counsel of its choice, at its own expense. The Company shall have no obligations under this Section 15.1 up to and to the extent any such claims, damages and liabilities result from the Covered Person's material breach of any term of the agreement under which such indemnification is sought, and up to and to the extent such breach prejudices the Company's ability to provide the indemnification set out in this Section 15.1. If a Member commits gross negligence or willful misconduct, such Member shall not be entitled to indemnification hereunder.

(c) To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 15.1.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets of the Company from which distributions to any Member might properly be paid.

(e) Except as otherwise set forth in this Agreement, to the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person bound by this Agreement for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of a Covered Person to the Company or any other Person who is bound by this Agreement otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Covered Person.

15.2 Entire Agreement; Integration; Amendments.

(a) This Agreement contains the sole and entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter, including the Citadel Confidentiality Agreement, the Goldman Confidentiality Agreement and the ISE Confidentiality Agreement. Knight and Citadel agree that the Citadel Confidentiality Agreement terminated in its entirety in accordance with its terms as of July 23, 2007, and that they shall take such actions as are necessary to cause their respective Affiliates who are party to the Citadel Confidentiality Agreement to recognize such termination. Knight and Goldman agree that the Goldman Confidentiality Agreement terminated in its entirety in accordance with its terms on September 28, 2007, and that they shall take such actions as are necessary to cause their respective Affiliates who are party to the Goldman Confidentiality Agreement to recognize such termination.

(b) Subject to the proviso hereafter, this Agreement may be changed or terminated by the Board and the Members in accordance with Section 7.7(a)(2); provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) without the consent of any other Person, the Board may amend Exhibit C from time to time so as to accurately reflect the information contained thereon upon (a) the withdrawal of a Member, (b) the admission of a new Member or (c) any change in the number of Units owned by a Member; (ii) without the consent of any other Person, the Board may amend Exhibit B and Exhibit C from time to time so as to accurately reflect the information contained thereon upon Additional Capital Contributions having been made in accordance with Section 5.2 and any changes to Percentage Interests and the number of Units held by Members as a consequence thereof, (iii) any change to the Agreement that adversely affects the governance rights of the Members set forth in Article VII or the economic rights (i.e., rights related to the capital accounts of any Member or the rights of any Member to participate in the profits and losses of the Company and the distributions of assets of the Company upon a dissolution or liquidation) of the Members other than ISE Holdings relative to ISE Holdings' governance or economic rights shall require the approval of at least 70% of the number of Units held by such affected non-ISE Holdings Members, and any change to this Agreement that adversely affects the governance rights set forth in Article VII or the economic rights of ISE Holdings relative to the other Members' governance or economic rights shall require the approval of ISE Holdings, provided that any change to this Agreement that materially, adversely and disproportionately affects the economic or governance rights of a Member shall require such Member's prior written consent, which consent may be withheld or conditioned in such Member's sole discretion, further provided, however that the additional approvals required by this Section 15.2(b)(iii) shall not be required to the extent that such additional approval requirements would cause the Company not to be in compliance with U.S. federal securities laws and the rules and regulations thereunder; (iv) any change to any voting, consent or approval threshold or requirement specified in this Agreement shall require the written consent of Members or Managers, as the case may be, constituting at least such voting, consent or approval threshold or otherwise satisfying such requirement; (v) any change to Section 7.1 shall require the prior written consent of each Initial Member for so long as each such Initial Member (together with its Affiliates) has a 15% Percentage Interest, provided that any such amendment does not treat any Initial Member differently than the other Initial Members; and (vi) any change to Exhibit D shall be subject to Section 3.01 thereof. Notwithstanding the foregoing, for so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to any provision of this Agreement shall be effective, such amendment shall be submitted to the board of directors of each Exchange Subsidiary (in the case of EDGA or EDGX) and if any such board shall determine that such amendment must be filed with, or filed with and approved by, the SEC before the amendment may be effective under Section 19 of the Exchange Act and the rules promulgated under the Exchange Act or otherwise, then the proposed amendment to this Agreement shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

(c) Each of the Members further acknowledges and agrees that, in entering into this Agreement, such Member has not in any way relied upon any oral or written agreements, statements, promises, information, arrangements, understandings, representations or warranties, express or implied, not specifically set forth in this Agreement or in the exhibits hereto.

15.3 Avoidance of Provisions. No party hereto shall avoid the provisions of this Agreement by making one or more Transfers to one or more Affiliates and then disposing of all or any portion of such party's interest in any such Affiliate.

15.4 Binding Agreement. The covenants and agreements herein contained shall inure to the benefit of and binding upon the parties hereto and their respective representatives, successors in interest and permitted assigns.

15.5 Notices. Unless otherwise provided in this Agreement, any and all notices contemplated by this Agreement shall be deemed adequately given if in writing and delivered in hand, or upon receipt when sent by telecopy or electronic transmission confirmed by one of the other methods for providing notice set forth herein, or one Business Day after being sent, postage prepaid, by nationally recognized overnight courier (e.g., Federal Express), or five Business Days after being sent by certified or registered mail, return receipt requested, postage prepaid, to the party or parties for whom such notices are intended. All such notices to Members shall be addressed to the last address of record on the books of the Company; all such notices to the Company shall be addressed to the Company at the address set forth in Section 2.3 or at such other address as the Company may have designated by notice given in accordance with the terms of this subsection.

15.6 Captions. Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, extend or describe the scope of this agreement or the intent of any provisions hereof.

15.7 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws, without regard to its conflict of laws rules.

15.8 Arbitration. Subject to Section 14.3, disputes arising among the Members out of or related to this Agreement that cannot be resolved by the Members will be resolved through binding arbitration in New York City using American Arbitration Association ("AAA") Commercial Arbitration Rules; provided, that the parties acknowledge that pre-arbitration discovery shall be permitted. The Members will attempt to agree on a single arbitrator, but if they cannot so agree, the Members who are party to such dispute may each appoint an arbitrator, and those arbitrators shall choose one additional arbitrator (collectively, the "Arbitrator Panel"). In all cases, the arbitrators must be chosen from the AAA list of arbitrators. The decision of the Arbitrator Panel shall be final and binding on the parties and the parties waive irrevocably any rights to any form of appeal, review or recourse to any state or other judicial authority, in so far as such waiver may validly be made. To the fullest extent permitted by law, the parties acknowledge that the Arbitrator Panel may grant equitable remedies, including injunctions and specific performance. Judgment upon any arbitral award may be entered in any court of competent jurisdiction and any party may apply to such court for the recognition and enforcement of such award as the law of such jurisdiction may allow. Notwithstanding any provision of the Agreement to the contrary, this Section 15.8 shall be construed to the maximum extent possible to comply with the laws of the State of Delaware, including the Uniform Arbitration Act (10 Del. C. § 5701 et seq.) (the "Delaware Arbitration Act"). If, nevertheless, it shall be determined by a court of competent jurisdiction that any provision or wording of this Section 15.8, including any rules of the AAA, shall be invalid or unenforceable under the Delaware Arbitration Act, or other applicable law, such invalidity shall not invalidate all of this Section 15.8. In that case, this Section 15.8 shall be construed so as to limit any term or provision so as to make it valid or enforceable within the requirements of the Delaware Arbitration Act or other applicable law, and, in the event such term or provision cannot be so limited, this Section 15.8 shall be construed to omit such invalid or unenforceable provision.

15.9 Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and, to the fullest extent permitted by law, the parties intend that no rule of strict construction will be applied against any party.

15.10 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted. In the case of any such invalidity or unenforceability, the parties hereto agree to use all reasonable best efforts to achieve the purpose of such provision by a new legally valid and enforceable stipulation.

15.11 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

15.12 Survival. The provisions of Section 7.15, Section 7.19(c), Section 7.19(d), Section 10.8, Section 11.1, Section 11.2, Article XII, Article XIV and this Article XV shall survive the termination of this Agreement for any reason. Subject to the Act, all other rights and obligations of the Members shall cease upon the termination of this Agreement. The provisions of Section 7.19(c), Section 7.19(d), and Exhibit D shall survive the termination of this Agreement if this Agreement is terminated in connection with the Company having been converted or otherwise reorganized pursuant to Section 7.19(a) in anticipation of an Initial Public Offering.

15.13 Publicity. No Member nor the Company shall issue any public announcements or make any published statements regarding this Agreement, or the subject matter thereof, without the prior written consent of the Board; provided, however, that if such public announcement or statement identifies any Member by name, such Member's prior written consent shall be required. If the Company or any of its Affiliates, or any Member or any of its Affiliates, is required by applicable law to file this Agreement or a description thereof with the SEC, such Person shall (i) in accordance with the rules and regulations of the SEC, file with the Secretary of the SEC an application requesting confidential treatment pursuant to Rule 24b-2 of the Exchange Act at or about the time of such filing, (ii) notify the other parties hereto as soon as practicable in advance of any such filing, and (iii) give the other parties hereto a reasonable opportunity to review and comment on such filing in advance. If the Company, any Affiliate of the Company, any Member or any Affiliate of a Member is required by applicable law to file this Agreement or any description thereof with any other governmental entity or SRO, such entity shall (i) take all commercially reasonable efforts to obtain confidential treatment for this Agreement, (ii) notify the other parties hereto as soon as practicable in advance of any such filing, and (iii) give the other parties hereto a reasonable opportunity to review and comment on such filing in advance; provided, however, that no such filing shall be deemed to violate this Section 15.13.

15.14 Further Assurance. Each party to this Agreement agrees to execute, acknowledge, deliver, file and record such further certificates, amendments, instruments and documents, and to do all such other acts and things, as may be required by law or as, in the reasonable judgment of the Board, may be necessary or reasonably advisable to carry out the intent and purpose of this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the Members signatory hereto have caused this Agreement to be executed on the date first above written:

MEMBERS:

Knight Capital Holdings LLC

By: ______________________________
Title: ______________________________

Citadel Securities LLC

By: ______________________________
Title: ______________________________

The Goldman Sachs Group, Inc.

By: ______________________________
Title: ______________________________

International Securities Exchange Holdings, Inc.

By: ______________________________
Title: ______________________________

DB US Financial Markets Holding Corporation

By: ______________________________
Title: ______________________________

LabMorgan Corporation

By: ______________________________
Title: ______________________________

Merrill Lynch L.P. Holdings, Inc.

By: ______________________________
Title: ______________________________

Nomura Securities International, Inc.

By: ______________________________
Title: ______________________________

Sun Partners LLC

By: ______________________________
Title: ______________________________

ACKNOWLEDGED AND AGREED TO BY:

Direct Edge Holdings LLC

By: ______________________________
Title: ______________________________

Exhibit A
Certificate of Formation

See attached.

Exhibit B
Capital Accounts

Member	**Effective Date Capital Account (Prior to ISE Holdings Contribution)**	**Effective Date Capital Account (After ISE Holdings Contribution)**
Knight Capital Holdings LLC	$88,570,000	$88,570,000
Citadel Securities LLC	$88,570,000	$88,570,000
The Goldman Sachs Group, Inc.	$88,570,000	$88,570,000
International Securities Exchange Holdings, Inc.	$108,355,501	$140,290,000
DB US Financial Markets Holding Corporation	$5,000,000	$5,000,000
LabMorgan Corporation	$22,000,000	$22,000,000
Merrill Lynch L.P. Holdings, Inc.	$5,000,000	$5,000,000
Nomura Securities International, Inc.	$4,000,000	$4,000,000
Sun Partners LLC	$3,000,000	$3,000,000
Total:	**$413,065,501**	**$445,000,000**

Exhibit C
Name and Address of Members, Number of Units and Percentage Interests

	Prior to ISE Holdings Contribution		After ISE Holdings Contribution	
Name and Address of Member	**Number of Units**	**Percentage Interest**	**Number of Units**	**Percentage Interest**
Knight Capital Holdings LLC 545 Washington Boulevard Jersey City, NJ 07310	1,867,088	21.44%	1,867,088	19.90%
Citadel Securities LLC c/o Citadel Limited Partnership 131 South Dearborn Street Chicago, IL 60603	1,867,088	21.44%	1,867,088	19.90%
The Goldman Sachs Group, Inc. 85 Broad Street New York, NY 10004	1,867,088	21.44%	1,867,088	19.90%
International Securities Exchange Holdings, Inc. 60 Broad Street New York, NY 10004	2,284,174	26.23%	2,957,365	31.54%
DB US Financial Markets Holding Corporation 60 Wall Street New York, NY 10005	105,402	1.21%	105,402	1.12%
LabMorgan Corporation 277 Park Avenue New York, NY 10172	463,768	5.33%	463,768	4.93%
Merrill Lynch L.P. Holdings, Inc. 4 World Financial Center New York, NY 10080	105,402	1.21%	105,402	1.12%
Nomura Securities International, Inc. 2 World Financial Center, Bldg B New York, NY 10281	84,321	0.97%	84,321	0.90%
Sun Partners LLC 100 South Wacker Drive Chicago, IL 60606	63,241	0.73%	63,241	0.67%
Total:	**8,707,572**	**100%**	**9,380,763**	**100%**

Exhibit D
Registration Rights

1. Definitions

1.01 Definitions.

(a) Capitalized terms used but not otherwise defined in this Exhibit D shall have the meanings assigned to them in the Sixth Amended and Restated Limited Liability Company Operating Agreement of Direct Edge Holdings LLC (the "Agreement").

(b) The following capitalized terms shall have the meanings set forth below:

"Common Stock" means the Surviving Corporation Shares.

"Corporation" means the corporation that is the issuer of the Common Stock.

"Excluded Expenses" means all underwriting discounts, selling commissions and the fees and expenses of each Selling Holder's own counsel.

"Holder" means (i) each Initial Member, (ii) each other Member (including any New Member) who owns (together with its Affiliates and Permitted Assignees (as defined below)) at least five percent (5%) of the outstanding Common Stock on a fully diluted basis on the date of the Conversion and (iii) any Permitted Assignee of each Initial Member or such other Member (or New Member) to whom Registrable Securities have been Transferred who owns (together with its Affiliates and Permitted Assignees) at least five percent (5%) of the outstanding Common Stock on a fully diluted basis on the date of the Conversion.

"Initial Public Offering Date" means the date of completion of the initial sale of Common Stock in the Initial Public Offering.

"Permitted Transferee" means a Permitted Transferee (as defined in the Agreement) who has been admitted to the Company as a Member and has complied with Section 6.6(c) of the Agreement.

"Registrable Securities" means the Common Stock and any securities issued or issuable with respect to the Common Stock by way of a split, dividend, or other division of securities, or in connection with a combination of securities, conversion, exchange, replacement, recapitalization, merger, consolidation, or other reorganization or otherwise; provided, that such Registrable Securities shall cease to be Registrable Securities (i) upon any sale pursuant to a Registration Statement or Rule 144 under the Securities Act (or any similar provision then in force), (ii) upon repurchase by the Corporation, (iii) upon any Transfer in any manner to a Person that is not a Permitted Assignee, (iv) at such time, following an Initial Public Offering, as they become eligible for sale under the circumstances described in Rule 144(b)(1)(i) under the Securities Act (or any similar provision then in force) or (iv) when they otherwise cease to be outstanding.

"Registration Expenses" means any and all expenses incident to performance of or compliance with Section 2, including (i) the fees, disbursements and expenses of the Corporation's counsel and accountants (including the expenses of any annual audit letters and "cold comfort" letters required or incidental to the performance of such obligations), (ii) all expenses, including filing fees, in connection with the preparation, printing and filing of the Registration Statement, any free writing, preliminary prospectus or final prospectus, any other offering document and amendments and supplements thereto and the mailing and delivering of copies thereof to any underwriters and dealers, (iii) the cost of printing or producing any agreements among underwriters, underwriting agreements, any selling agreements and any other documents in connection with the offering, sale or delivery of the securities to be disposed of, (iv) all expenses in connection with the qualification of the securities to be disposed of for offering and sale under state securities laws, (v) the filing fees incident to securing any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the securities to be disposed of, (vi) transfer agents' and registrars' fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with such offering, (vii) all security engraving and security printing expenses, (viii) all fees and expenses payable in connection with the listing of the securities on any securities exchange or interdealer quotation system and (ix) all rating agency fees, and excluding any Excluded Expenses.

"Registration Statement" means a registration statement filed by the Corporation with the SEC for a public offering and sale of securities of the Corporation other than (i) a registration statement on Form S-8 or Form S-4, or their successors or any other form for a similar limited purpose, (ii) any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation, (iii) any registration in which the only equity security being registered is Common Stock issuable upon the conversion of debt securities that are also being registered or (iv) any registration on a form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities.

"Rule 415 Offering" means an offering on a delayed or continuous basis pursuant to Rule 415 (or any successor rule to similar effect) promulgated under the Securities Act.

"Selling Holder" means a Holder of Registrable Securities included in the relevant Registration Statement.

2. **Registration Rights**

2.01 Demand Registration.

(a) Requests for Registration. At any time beginning six months after the Initial Public Offering Date, any Initial Member may, subject to the provisions of this Exhibit D, request in writing that the Corporation effect the registration under the Securities Act of any or all of the Registrable Securities held by such Initial Member (an "Initial Requesting Holder"), which notice shall specify (a) the amount of Registrable Securities proposed to be registered; and (b) the intended method or methods and plan of disposition thereof, including whether such requested registration is to involve an underwritten offering. The Corporation shall give prompt written notice of such registration request to all other Holders. Except as otherwise provided in this Exhibit D and subject to Section 2.01(i) in the case of an underwritten offering, the Corporation shall prepare and use its reasonable best efforts to file (within 60 days after such request has been given) with the SEC a Registration Statement with respect to (i) all Registrable Securities included in the Initial Requesting Holder's request and (ii) all Registrable Securities included in any request for inclusion delivered by any other Holder (a "Participating Holder", and together with the Initial Requesting Holder, the "Requesting Holders") within 15 days after delivery of the Corporation's notice of the Initial Requesting Holder's registration request to such other Holder, in each case subject to Section 2.01(i) if such offering is an underwritten offering. Thereafter, the Corporation shall use its reasonable best efforts, in accordance with Section 2.05, to effect the registration under the Securities Act and applicable state securities laws of such Registrable Securities for disposition in accordance with the intended method or methods of disposition stated in such request. Subject to Section 2.01(i), the Corporation may include in such registration other securities of the Corporation for sale, for the Corporation's account or for the account of any other Person.

(b) S-1 Registration. Each Initial Member shall have the right pursuant to Section 2.01(a) and subject to Section 2.01(e), to make one (1) request for registration on Form S-1 (or any successor form) for a public offering of all or a portion of the Registrable Securities held by it so long as such Initial Member (together with its Affiliates and Permitted Assignees) holds at least 10% of the Registrable Shares then outstanding; provided, that the reasonably anticipated gross aggregate price to the public of such Registrable Securities would exceed $50,000,000 (based on the market price or fair market value (as determined reasonably and in good faith by the Board of Directors of the Corporation) on the date of such request).

(c) S-3 Registration; Shelf Registration. Each Initial Member shall have the right pursuant to Section 2.01(a) and subject to Section 2.01(e), after the Corporation becomes eligible to file a Registration Statement on Form S-3 (or any successor form), to request an unlimited number of times that the Corporation register all or a portion of its Registrable Securities on Form S-3 (or any successor form), including for an offering to be made on a continuous or delayed basis pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the SEC covering such Registrable Securities); provided, that the reasonably anticipated gross aggregate price to the public of the Registrable Securities requested to be included in any such registration would exceed $5,000,000 (based on the market price or fair market value (as determined reasonably and in good faith by the Board of Directors of the Corporation) on the date of such request).

(d) Delay for Disadvantageous Condition. If, in connection with any request for registration pursuant to this Section 2.01, the Corporation provides a certificate, signed by the president or chief executive officer of the Corporation, to the Requesting Holders stating that, in the good faith judgment of the Board of Directors of the Corporation and its counsel, it would be materially detrimental to the Corporation or its stockholders for such Registration Statement either to become effective or to remain effective for as long as such Registration Statement otherwise would be required to remain effective, then the Corporation shall have the right to defer taking action with respect to such filing and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than 60 days after the request of the Requesting Holder is given; provided, however, that the Corporation may not invoke this right more than once in any twelve (12) month period.

(e) Limitation on Successive Registrations. The Corporation shall not be required to effect a registration pursuant to Section 2.01(a) or Section 2.01(b) for 90 days immediately following the effective date of a Registration Statement filed pursuant to the prior exercise of any Holder's registration rights provided for in Section 2.01(a) or Section 2.01(b), provided that the Corporation is employing reasonable best efforts to cause such Registration Statement to become effective.

(f) Demand Withdrawal. Any Requesting Holder may, at any time prior to the effective date of the Registration Statement relating to any requested registration, withdraw its Registrable Securities from a requested registration. If all Registrable Securities are so withdrawn, the Corporation shall cease all efforts to effect such registration upon such request, without liability to any Requesting Holder. Such registration will be deemed an effected registration for purposes of Section 2.01(b) and Section 2.01(c) unless (i) the Requesting Holders shall have paid or reimbursed the Corporation for the Registration Expenses of the Corporation in connection with such withdrawn requested registration; or (ii) the withdrawal is made following the occurrence of a material adverse change in the business or financial condition of the Corporation that is made known to the Holders after the date on which such registration was requested or if the registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason other than a misrepresentation or omission by any Requesting Holder.

(g) Effective Registration. Notwithstanding any other provision of this Exhibit D to the contrary, a Registration Statement pursuant to this Section 2.01 shall not be deemed to have been requested or effected (including for purposes of Section 2.01(b) and Section 2.01(c)) unless it has become effective and shall have remained effective for 180 days (excluding any periods of time during which such Registration Statement is tolled or suspended pursuant to Section 2.01(d) or Section 2.05(c)) or such shorter period as may be required to sell all Registrable Securities included in the relevant Registration Statement; provided, that in the case of any registration on Form S-3 of Registrable Securities that are intended to be offered on a continuous or delayed basis, such 180-day period shall be extended, if necessary, to keep the Registration Statement effective until all such Registrable Securities are sold. In no event shall a registration be deemed to have been effected (i) if after it has become effective such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason other than a misrepresentation or an omission by any Requesting Holder and, as a result thereof, the Registrable Securities requested to be registered cannot be completely distributed in accordance with the plan of distribution set forth in the related Registration Statement or (ii) if the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with such registration are not satisfied or waived other than solely by reason of some act or omission by any Requesting Holder.

(h) Selection of Underwriters. The Requesting Holders of a majority of the Registrable Securities to be included in any registration requested under this Section 2.01 may request that the registration be effected as an underwritten offering and such Requesting Holders shall have the right to select the managing underwriter or underwriters for the offering; provided that such underwriter or underwriters shall be reasonably acceptable to the Corporation.

(i) Priority. If a registration under this Section 2.01 involves an underwritten offering and the managing underwriter(s) in its good faith judgment advises the Corporation that the number of Registrable Securities requested to be included in the Registration Statement by the Requesting Holders exceeds the number of securities that can be sold without adversely affecting the price, timing, distribution or sale of securities in the offering (the "Underwriter's Maximum Number"), the Corporation shall be required to include in such Registration Statement only such number of securities as is equal to the Underwriter's Maximum Number and the Corporation and the Requesting Holders shall participate in such offering in the following order of priority:

(i) First, the Corporation shall be obligated and required to include in the Registration Statement the number of Registrable Securities that the Requesting Holder has requested to be included in the Registration Statement and underwriting and that does not exceed the Underwriter's Maximum Number; provided that if there are multiple Requesting Holders, the Registrable Securities to be included in the Registration Statement shall be allocated among all the Requesting Holders in proportion, as nearly as practicable, to the respective number of Registrable Securities held by them on the date of the request for registration pursuant to Section 2.01. If any Requesting Holder would thus be entitled to include more Registrable Securities than such Requesting Holder requested to be registered, the excess shall be allocated among other requesting Requesting Holders pro rata in the manner described in the preceding sentence.

(ii) Second, the Corporation shall be entitled to include in such Registration Statement and underwriting that number of shares of Common Stock and/or other securities of the Corporation that it proposes to offer and sell for its own account or the account of any other Person to the full extent of the remaining portion of the Underwriter's Maximum Number.

2.02 Piggyback Registration.

(a) Notice of Registrations. In the event that the Corporation proposes to file a Registration Statement (other than a Registration Statement filed pursuant to Section 2.01) with respect to Common Stock of the Corporation or other securities ("Company Securities"), whether or not for sale for its own account, including in an Initial Public Offering, it shall give prompt written notice to each Holder of its intention to do so and of the rights of such Holder under this Section 2.02 at least 30 days prior to filing a Registration Statement. Subject to the terms and conditions hereof, such notice shall offer each such Holder the opportunity to include in such Registration Statement such number of Registrable Securities as such Holder may request. Upon the written request of any such Holder made within 15 days after the receipt of the Corporation's notice (which request shall specify the number of Registrable Securities intended to be disposed of and the intended method of disposition thereof), the Corporation shall use its reasonable best efforts to effect, in connection with the registration of the Company Securities, the registration under the Securities Act of all Registrable Securities which the Corporation has been so requested to register, to the extent required to permit the disposition (in accordance with such intended methods thereof) of the Registrable Securities so requested to be registered.

(b) Withdrawal of Registration. If, at any time after giving a written notice of its intention to register any Company Securities and prior to the effective date of the Registration Statement filed in connection with such registration, the Corporation shall determine for any reason not to register the Company Securities, the Corporation may, at its election, give written notice of such determination to such Holders and thereupon the Corporation shall be relieved of its obligation to register such Registrable Securities in connection with the registration of such Company Securities, without prejudice, however, to the rights of the Holders immediately to request that such registration be effected as a registration under Section 2.01 to the extent permitted thereunder.

(c) Priority. If a registration under this Section 2.02 involves an underwritten offering and the managing underwriter(s) in its good faith judgment advises the Corporation that the number of Registrable Securities requested to be included in the Registration Statement by the Requesting Holders exceeds the Underwriter's Maximum Number, the Corporation shall be required to include in such Registration Statement only such number of securities as is equal to the Underwriter's Maximum Number and the Corporation and the Holders shall participate in such offering in the following order of priority:

(i) First, the Corporation shall be entitled to include in such Registration Statement the Company Securities that the Corporation proposes to offer and sell for its own account in such registration and that does not exceed the Underwriter's Maximum Number.

(ii) Second, the Corporation shall be obligated and required to include in such Registration Statement that number of Registrable Securities that the Holders shall have requested to be included in such offering to the full extent of the remaining portion of the Underwriter's Maximum Number, provided, that if the Registrable Securities of the Holders exceeds such remaining portion of the Underwriter's Maximum Number, the Registrable Securities shall be allocated among all Holders requesting to be included in such offering in proportion, as nearly as practicable, to the respective number of Registrable Securities held by them on the date of the Corporation's notice pursuant to Section 2.02(a). If any Holder would thus be entitled to include more Registrable Securities than such Holder requested to be registered, the excess shall be allocated among other Holders pro rata in the manner described in the preceding sentence.

(iii) Third, the Corporation shall be entitled to include in such Registration Statement that number of Company Securities that the Corporation proposes to offer and sell for the account of any other Person to the full extent of the remaining portion of the Underwriter's Maximum Number.

(d) Not a Demand Registration. No registration of Registrable Securities effected under this Section 2.02 shall relieve the Corporation of its obligation to effect a registration of Registrable Securities pursuant to Section 2.01.

2.03 Certain Information. In connection with any request for registration pursuant to Section 2.01 or Section 2.02, the Selling Holders shall furnish to the Corporation such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as the Corporation shall reasonably request to the extent required to lawfully complete the filing of such Registration Statement.

2.04 Expenses. Except as provided in this Exhibit D, if the Corporation is required to effect the registration of any Registrable Securities under the Securities Act as provided in Section 2.01 or 2.02, the Corporation shall pay all Registration Expenses with respect to such registration or proposed registration; provided, however, that if a registration under Section 2.01 is withdrawn at the request of the Requesting Holders holding a majority of the Registrable Securities to be included in such registration (other than (i) as a result of information concerning the occurrence of a material adverse change in the business or financial condition of the Corporation that is made known to the Requesting Holders after the date on which such registration was requested or (ii) if the registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason other than a misrepresentation or omission by any Requesting Holder) and if such Requesting Holders elect not to have such registration counted as a registration under Section 2.01, the Selling Holders shall pay the Registration Expenses of such registration pro rata in accordance with the number of their Registrable Shares included in such registration. All fees and expenses of a Selling Holder's own counsel in connection with such registration shall be borne and paid by such Selling Holder unless the Selling Holders agree among themselves otherwise, and in any event such fees and expenses shall not be borne or paid by the Corporation.

2.05 Registration and Qualification.

(a) If the Corporation is required to effect the registration of any Registrable Securities under the Securities Act as provided in Section 2.01 or 2.02, the Corporation shall as promptly as practicable:

(i) prepare and (within 60 days after the request of the Initial Requesting Holder has been given) file and use its reasonable best efforts to cause to become effective as promptly as practicable a Registration Statement relating to the Registrable Securities to be offered in accordance with the intended method of disposition thereof;

(ii) prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all such Registrable Securities until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition set forth in such Registration Statement; provided, that the Corporation will, as far in advance as practicable but at least five Business Days prior to filing a Registration Statement or prospectus (or any amendment or supplement thereto), furnish to each Selling Holder, for their review, copies of such Registration Statement or prospectus (or amendment or supplement) as proposed to be filed (including, upon the request of such Holder, documents to be incorporated by reference therein); and provided, further, that each Selling Holder may request reasonable changes to such Registration Statement or prospectus (or amendment or supplement) and the Corporation shall be required to comply therewith (A) if the Selling Holder is an Initial Member, and such Initial Member reasonably believes that the provisions in question would have an impact or effect on such Initial Member, or (B) solely to the extent necessary, if at all, to lawfully complete the filing or maintain the effectiveness thereof;

(iii) furnish to the Selling Holders and to any underwriter of such Registrable Securities such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such Registration Statement (including each preliminary prospectus and any summary prospectus), in conformity with the requirements of the Securities Act, such documents incorporated by reference in such Registration Statement or prospectus, and such other documents as the Selling Holders or such underwriter may reasonably request, and a copy of any and all transmittal letters or other correspondence to or received from the SEC or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering;

(iv) after the filing of the Registration Statement, promptly notify each Selling Holder in writing of the effectiveness thereof and of any stop order issued or threatened by the SEC and take all commercially reasonable actions required to prevent the entry of such stop order or to promptly remove it if entered and promptly notify each Selling Holder of such lifting or withdrawal of such order;

(v) use reasonable best efforts to register or qualify all Registrable Securities covered by such Registration Statement under the securities or blue sky laws of such jurisdictions as the Selling Holders or any underwriter of such Registrable Securities shall request, and promptly notify the Selling Holders of the receipt of any notification with respect to the suspension of the qualification of Registrable Securities for sale or offer in any such jurisdiction;

(vi) use reasonable best efforts to obtain all appropriate registrations, permits and consents in connection therewith, and do any and all other acts and things (including, without limitation, reasonable best efforts to promptly remove any such suspension) which may be necessary or advisable to enable the Selling Holders or any such underwriter to consummate the disposition in such jurisdictions of the Registrable Securities covered by such Registration Statement; provided, that the Corporation shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any such jurisdiction wherein it is not so qualified, to consent to general service of process in any such jurisdiction or to amend its certificate of incorporation or bylaws;

(vii) use its reasonable best efforts to furnish to each Selling Holder and to any underwriter of such Registrable Securities (i) an opinion of counsel for the Corporation addressed to such underwriter and each Selling Holder and dated the date of the closing under the underwriting agreement (if any) (or if such offering is not underwritten, dated the effective date of the registration statement) and (ii) "cold comfort" letters dated as of the effective date of the registration statement and brought down to the date of closing under the underwriting agreement addressed to such underwriter and each Selling Holder and signed by the independent public accountants who have audited the financial statements of the Corporation included in such registration statement, in each such case covering substantially the same matters with respect to such registration statement (and the prospectus included therein) as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to underwriters in connection with the consummation of underwritten public offerings of securities and such other matters as the Selling Holders may reasonably request and, in the case of such accountants' letter, with respect to events subsequent to the date of such financial statements;

(viii) if requested by the managing underwriter(s), use its reasonable best efforts to list all such Registrable Securities covered by such registration on each securities exchange and automated inter-dealer quotation system on which shares of Common Stock are then listed;

(ix) furnish for delivery in connection with the closing of any offering of Registrable Securities pursuant to a registration effected pursuant to Section 2.01 or 2.02 unlegended certificates representing ownership of the Registrable Securities being sold in such denominations as shall be requested by the Selling Holders or the underwriters;

(x) not later than the effective date of the applicable Registration Statement, provide (A) a transfer agent and registrar (if the Corporation does not already have such an agent), (B) a CUSIP number for all Registrable Securities included in such Registration Statement and (C) the applicable transfer agent with printed certificates for the Registrable Securities which are in a form eligible for deposit with The Depository Trust Company or other applicable clearing agency;

(xi) in the case of an underwritten offering, cause the senior executive officers of the Corporation to participate in the customary "road show" presentations that may be reasonably requested by the managing underwriter or underwriters in any such underwritten offering and otherwise to facilitate, cooperate with, and participate in each proposed offering contemplated herein and customary selling efforts related thereto; and

(xii) otherwise use its reasonable best efforts to comply with all applicable securities laws, including the rules and regulations of the SEC.

(b) If the Corporation has delivered a prospectus to the Selling Holders and after having done so the prospectus is amended to comply with the requirements of the Securities Act, the Corporation shall promptly notify the Selling Holders and, if requested, the Selling Holders shall immediately cease making offers of Registrable Securities and return to the Corporation all prospectuses in their possession. The Corporation shall promptly provide the Selling Holders with revised prospectuses and, following receipt of the revised prospectuses, the Selling Holders shall be free to resume making offers of the Registrable Securities.

(c) In the event that, in the judgment of the Corporation, it is advisable to suspend use of a prospectus included in a Registration Statement due to pending material developments or other events that have not yet been publicly disclosed and as to which the Corporation believes public disclosure would be detrimental to the Corporation, the Corporation shall direct the Selling Holders to discontinue sales of Registrable Securities pursuant to such Registration, and each Selling Holder shall immediately so discontinue, until such Selling Holder has received copies of a supplemented or amended prospectus or until such Selling Holder is advised in writing by the Corporation that the then current prospectus may be used and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such prospectus. The Company shall provide the Selling Holders with any such supplemented or amended prospectuses or additional or supplemental filings, as the case may be. Notwithstanding anything to the contrary in this Exhibit D, the Corporation shall not exercise its rights under this Section 2.05(c) to suspend sales of Registrable Securities for a period in excess of 60 days consecutively or 90 days in any 365-day period.

2.06 Underwriting; Due Diligence.

(a) If requested by the underwriters for any underwritten offering of Registrable Securities pursuant to a registration requested under this Section 2, the Corporation shall enter into an underwriting agreement with such underwriters for such offering, which agreement will contain such representations and warranties and covenants by the Corporation and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions, including indemnification and contribution provisions substantially to the effect and to the extent provided in Section 2.07, and agreements as to the provision of opinions of counsel and accountants' letters to the effect and to the extent provided in Section 2.05(a)(vii). The Selling Holders on whose behalf the Registrable Securities are to be distributed by such underwriters shall be parties to any such underwriting agreement, which shall also contain such representations and warranties by such Selling Holders and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions on the part of selling shareholders, including indemnification and contribution provisions substantially to the effect and to the extent provided in Section 2.07. All of the representations and warranties by, and the other agreements on the part of, the Corporation to and for the benefit of the underwriters included in each such underwriting agreement shall also be made to and for the benefit of such Selling Holders and any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement shall be conditions precedent to the obligations of such Selling Holders. No Selling Holder shall be required in any such underwriting agreement to make any representations or warranties to or agreements with the Corporation or the underwriters other than representations, warranties or agreements regarding such Selling Holder, such Selling Holder's Registrable Securities, such Selling Holder's intended method of distribution and any other representations required by law or reasonably required by the underwriters.

(b) In connection with the preparation and filing of each Registration Statement registering Registrable Securities under the Securities Act pursuant to this Section 2, but not during any suspension period pursuant to Section 2.01(d) and Section 2.05(c), the Corporation shall give the Selling Holders and the underwriters, if any, and their respective counsel and accountants such reasonable and customary access to its books, records and properties and such opportunities to discuss the business and affairs of the Corporation with its officers and the independent public accountants who have certified the financial statements of the Corporation as shall be necessary, in the opinion of such Holders and such underwriters or their respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act; provided, that such Holders and the underwriters and their respective counsel and accountants shall use their reasonable best efforts to coordinate any such investigation of the books, records and properties of the Corporation.

2.07 Indemnification and Contribution.

(a) Corporation's Indemnification Obligations. To the fullest extent permitted by law, the Corporation agrees to indemnify and hold harmless each Selling Holder, all Affiliates of each Selling Holder, and each of their respective directors, officers, members, managers, partners, employees, stockholders, agents and advisors and each Person, if any, who controls each Selling Holder within the meaning of Section 15 of the Securities Act (collectively, the "Selling Holder Indemnified Persons"), from and against any and all losses, claims, damages and liabilities (including any legal or other costs, fees and expenses reasonably incurred in connection with defending or investigating any such action or claim) insofar as such losses, claims, damages or liabilities are caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or any amendment thereof, any free writing prospectus, any preliminary prospectus or prospectus (as amended or supplemented) relating to the Registrable Securities, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities (i) relate to a transaction or sale made by a Selling Holder in violation of Section 2.05(c) or (ii) are caused by any such untrue statement or omission or alleged untrue statement or omission which is based upon and in conformity with information relating to a Selling Holder which is furnished to the Corporation in writing by such Selling Holder Indemnified Person expressly for use therein; provided, that clause (ii) shall not apply to the extent that the Selling Holder has furnished in writing to the Corporation prior to the filing of any such Registration Statement, amendment thereof, free writing prospectus, preliminary prospectus, prospectus or amendment of supplement information expressly for use in such Registration Statement, amendment thereof, free writing prospectus, preliminary prospectus, prospectus or amendment of supplement which corrected or made not misleading information previously furnished to the Corporation, and the Corporation failed to include such information therein.

(b) To the fullest extent permitted by law, each Selling Holder agrees to indemnify and hold harmless the Corporation, all Affiliates of the Corporation, each of their respective directors, officers, members, managers, partners, employees, stockholders, agents and advisors and each Person, if any, who controls the Corporation within the meaning of Section 15 of the Securities Act (collectively, the "Corporation Indemnified Persons"), from and against any and all losses, claims, damages and liabilities (including any legal or other costs, fees and expenses reasonably incurred in connection with defending or investigating any such action or claim) insofar as such losses, claims, damages or liabilities are caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or any amendment thereof, any free writing prospectus, preliminary prospectus or prospectus (as amended or supplemented if the Corporation shall have furnished any amendments or supplements thereto) relating to the Registrable Securities, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for use in a Registration Statement, any free writing prospectus, preliminary prospectus, prospectus or any amendments or supplements thereto; provided, that such Selling Holder shall not be liable in any such case to the extent that the Selling Holder has furnished in writing to the Corporation prior to the filing of any such Registration Statement, free writing prospectus, preliminary prospectus, prospectus or amendment of supplement information expressly for use in such Registration Statement, preliminary prospectus, prospectus or amendment of supplement which corrected or made not misleading information previously furnished to the Corporation, and the Corporation failed to include such information therein. Notwithstanding any other provision of this Section 2.07, each Selling Holder's obligations to indemnify pursuant to this Section are several, and not joint and several, and no Selling Holder's obligations to indemnify pursuant to this Section 2.07 in connection with any given registration shall exceed the amount of net proceeds received by such Selling Holder in connection with the offering of its Registrable Securities under such registration.

(c) Each party indemnified under paragraph (a) or (b) above shall, promptly after receipt of notice of a claim or action against such indemnified party in respect of which indemnity may be sought hereunder, notify the indemnifying party in writing of the claim or action and the indemnifying party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such indemnified party, and shall assume the payment of all fees and expenses; provided, that the failure of any indemnified party so to notify the indemnifying party shall not relieve the indemnifying party of its obligations hereunder except to the extent that the indemnifying party is materially prejudiced by such failure to notify. In any such action, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the sole expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) in the reasonable judgment of such indemnified party representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, in which case the fees and expenses of such counsel shall be at the sole expense of the indemnifying party. It is understood that the indemnifying party shall not, other than as provided in the preceding sentence, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all such indemnified parties, and that all such fees and expenses shall be reimbursed as they are incurred.

In the case of any such additional separate firm for the Holders as indemnified parties, such firm shall be designated in writing by the indemnified party that had the largest number of Registrable Securities included in such registration. The indemnifying party shall not be liable for any settlement of any claim or action effected without its written consent, which consent shall not be unreasonably withheld or delayed, but if settled with such consent, or if there be a final judgment for the plaintiff, the indemnifying party shall indemnify and hold harmless such indemnified parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened claim or action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability arising out of such proceeding and imposes no obligations on such indemnified party other than the payment of monetary damages (which damages will be paid by the indemnifying party hereunder).

(d) If the indemnification provided for in this Section 2.07 shall for any reason be unavailable (other than in accordance with its terms) to an indemnified party in respect of any loss, liability, cost, claim or damage referred to therein, then the indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by the indemnified party as a result of such loss, liability, cost, claim or damage in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. Notwithstanding anything in this Section 2.07(d) to the contrary, no indemnifying party (other than the Corporation) shall be required pursuant to this Section 2.07(d) to contribute any amount in excess of the amount by which the net proceeds received by such indemnifying party from the sale of Registrable Securities in the offering to which the loss, liability, cost, claim or damage of the indemnified parties relates exceeds the amount of any damages which such indemnifying party has otherwise been required to pay by reason of such untrue statement or omission. The parties to this Exhibit D agree that it would not be just and equitable if contribution pursuant to this Section 2.07(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. If indemnification is available under this Section 2.07, the indemnifying parties shall indemnify each indemnified party to the full extent permitted by applicable law and provided in Sections 2.07(a) and 2.07(b) hereof without regard to the relative fault of said indemnifying parties or indemnified party.

(e) Indemnification and contribution similar to that specified in the preceding paragraphs of this Section 2.07 (with appropriate modifications) shall be given by the Corporation, the Selling Holders and the underwriters with respect to any required registration or other qualification of securities under any state law or regulation or governmental authority.

(f) The obligations of the parties under this Section 2.07 shall be in addition to any liability which any party may otherwise have to any other party.

(g) The rights and obligations of the Corporation and the Selling Holders under this Section 2.07 shall survive the termination of this Exhibit D.

2.08 Rule 144. The Corporation covenants that as soon as practicable after the Initial Public Offering Date, it will file the reports required to be filed by it under the Securities Act and the United States Securities Exchange Act of 1934, as amended, and in each case the rules and regulations adopted by the SEC thereunder (or, if the Corporation is not required to file such reports, it will, upon the request of any Holder, make publicly available other information so long as necessary to permit sales pursuant to Rule 144 under the Securities Act), and it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC.

2.09 Transfer of Registration Rights. Prior to an Initial Public Offering, the registration rights of any Initial Member with respect to Registrable Securities may be Transferred to any Permitted Transferee of such Member who has been admitted to the Company as a Member and has complied with Section 6.6(c) of the Agreement. After the Initial Public Offering, the registration rights of any Holder under this Agreement with respect to Registrable Securities may be Transferred to any transferee of such Registrable Securities (a "Transferee Holder", and together with a Permitted Transferee, a "Permitted Assignees"); provided, that (i) the Transferring Holder shall give the Corporation notice at or prior to the time of such Transfer stating the name and address of the transferee and identifying the securities with respect to which the rights under this Exhibit D are to be Transferred, and (ii) such transferee shall agree in writing, in form and substance reasonably satisfactory to the Corporation, to be bound as a Holder by the provisions of this Exhibit D. Each Holder and its Affiliates and their Permitted Assignees shall collectively have that number of demand registration rights pursuant to Section 2.01(b) that such Member has individually pursuant to Section 2.01(b). Any Transfer of Registrable Securities other than as set forth in this Section 2.09 shall cause such Registrable Securities to lose such status.

2.10 Holdback Agreement. To the fullest extent permitted by law, each Holder, if requested by the Corporation and the managing underwriter of securities of the Corporation in connection with the Initial Public Offering, agrees to enter into an agreement consistent with then market practice for major bracket underwriters (a "Lock-up Agreement") not to sell or otherwise transfer or dispose of any shares of Common Stock (other then in connection with such Holder's registration rights hereunder) for such period of time (not to exceed 180 days for the Initial Public Offering and not to exceed 90 days for any other underwritten public offering) following the effective date of a Registration Statement of the Corporation filed under the Securities Act (the "Lock-up Period"), provided, (i) that in the case of each Initial Member (and its Affiliates and permitted assignees), such restrictions shall only apply to shares of Common Stock acquired by such Initial Member (or its Affiliates or Permitted Assigns) pursuant to any Conversion; (ii) that such Lock-up Agreement shall also bind the executive officers, directors, and other holders of at least five percent of the outstanding equity interests of the Corporation, on terms and conditions substantially similar to those which shall apply to the Holders; and (iii) that such Lock-up Agreement shall provide that if the managing underwriter(s) releases from the lock-up restrictions described in this Section 2.10 any Holder prior to the expiration of the Lock-up Period with respect to all or a percentage of the Common Stock held by such Holder, that all other Holders subject to the lock-up shall be released from such lock-up restrictions to the same extent and on the same terms and conditions. Notwithstanding anything to the contrary in this Section 2.10, none of the provisions or restrictions set forth in Section 2.10 shall in any way limit any Initial Member or any Affiliate thereof from engaging in any brokerage, investment advisory, financial advisory, anti-raid advisory, principaling, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities conducted in the ordinary course of its business.

2.11 Termination. All of the Corporation's obligations to register Registrable Securities under Section 2 with respect to a Holder shall terminate upon the earlier of (a) the date on which such Holder holds no Registrable Securities, or (b) the consummation of any transaction pursuant to Section 7.7(b)(7) of the Agreement.

3. **Miscellaneous**

3.01 Consents to Amendments. No amendment, modification or waiver in respect of the terms of this Exhibit D shall be effective unless it shall be in writing and signed by the Company or the Corporation, as the case may be, and each Initial Member.

3.02 Provisions from the Agreement. For the sake of clarity, Sections 15.5, 15.6, 15.7, 15.8, 15.9, and 15.10 of the Agreement, shall apply to this Exhibit D as if set forth herein in full.

3.03 No Third Party Beneficiaries. This Exhibit D shall be binding upon and inure solely to the benefit of the Company and the Corporation, as the case may be, and the Holders and their permitted assigns, and nothing in this Exhibit D, express or implied, other than Section 2.07 (which is expressly for the benefit of the Selling Holder Indemnified Persons and Corporation Indemnified Persons and may be enforced by them), is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever.

3.04 Entire Agreement. The terms set forth in this Exhibit D constitute the entire agreement of the Company or the Corporation, as the case may be, and the Initial Members with respect to the subject matter of this Exhibit D and supersedes all prior agreements and understandings relating to such subject matter.

Schedule A

ACKNOWLEDGMENT OF SIXTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF DIRECT EDGE HOLDINGS LLC

The undersigned hereby acknowledges the terms of the Sixth Amended and Restated Limited Liability Company Operating Agreement of Direct Edge Holdings LLC, a Delaware limited liability company, dated as of May 1, 2013, and agrees to act as a manager thereunder.

____

Name:

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

Response:

See attached.

A. Officers

Name	Title	Commencement Date	Termination Date
William O'Brien	Chief Executive Officer	March 2010	N/A
Bryan Harkins	Chief Operating Officer	January 2011	N/A
Thomas McManus	Chief Regulatory Officer Secretary General Counsel	July 2011 August 2011 August 2011	N/A January 2013 October 2011
Saro Jahani	Chief Information Officer	April 2011	N/A
Glen Badach	Chief Financial Officer	March 2010	N/A
Jeffrey Rosenstrock	General Counsel Secretary	October 2011 January 2013	N/A N/A

B. Directors

Name	Title	Class	Term Commencement	Term Termination	Type of Business
William O'Brien	Chief Executive Officer	N/A	May 2010	N/A	Securities Exchange
Leonard Amoruso	Owner Director	I	May 2011	May 2014	Broker-dealer
Matthew Culek	Owner Director	II	April 2013	May 2015	Broker-dealer
Michael Simon	Owner Director	I	May 2011	May 2014	Securities Exchange
Vacant	Owner Director	III	N/A	N/A	N/A
James Angel	Independent Director	I	May 2011	May 2014	Academic
Larry Bergmann	Independent Director	III	May 2013	May 2016	Lawyer
Susan Certoma	Independent Director	I	May 2013	May 2014	Financial services consultant
William Dailey	Independent Director	I	May 2011	May 2014	Lawyer
Scott Ganeles	Independent Director	II	May 2012	May 2015	Financial services technology
Patrick Healy	Independent Director	II	May 2012	May 2015	Financial services consultant
Sam Scott Miller	Independent Director	II	May 2012	May 2015	Lawyer
Mark Minister	Independent Director	III	May 2013	May 2016	N/A
George Muñoz	Independent Director	III	May 2013	May 2016	Investment banking
Richard Schenkman	Independent Director	III	May 2013	May 2016	Private Investment Firm
James Boyle	Member Director	I	October 2011	May 2014	Broker-dealer
Joseph Droessler	Member Director	II	May 2012	May 2015	Broker-dealer
Richard Gorelick	Member Director	II	May 2012	May 2015	Broker-dealer

Vacant	Member Director	III	N/A	N/A	N/A

Former Directors				
Name	Title	Term Commencement	Term Termination	Type of Business
Jamil Nazarali	Owner Director	May 2012	June 2012	Broker-dealer
Martin Mannion	Owner Director	May 2012	November 2012	Broker-dealer
Stephen Brodsky	Independent Director	May 2011	January 2013	Broker-dealer
Greg Tusar	Owner Director	May 2010	March 2013	Broker-dealer
Noel Dalzell	Owner Director	November 2012	March 2013	Broker-dealer
Suhas Daftuar	Member Director	May 2010	May 2013	Broker-dealer

C. Committees

EDGA Exchange, Inc. Board Committees

Appeals Committee:

Name	Date of Commencement	Date of Termination	Type of Business
James Angel	May 2013	May 2014	Academic
Joseph Droessler	May 2013	May 2014	Broker-dealer
Patrick Healy	May 2013	May 2014	Financial services consultant

Audit Committee:

Name	Date of Commencement	Date of Termination	Type of Business
Susan Certoma	May 2013	May 2014	Financial services consultant
George Muñoz	May 2013	May 2014	Investment banking
Richard Schenkman	May 2013	May 2014	Private Investment Firm

Compensation Committee:

Names	Date of Commencement	Date of Termination	Type of Business
Scott Ganeles	May 2013	May 2014	Financial services technology
Mark Minister	May 2013	May 2014	N/A
Richard Schenkman	May 2013	May 2014	Private Investment Firm

Executive Committee:

Name	Date of Commencement	Date of Termination	Type of Business
William O'Brien	May 2010	N/A	Securities Exchange
Larry Bergmann	May 2013	May 2016	Lawyer
Richard Gorelick	May 2012	May 2015	Broker-dealer
George Muñoz	May 2013	May 2016	Investment Banking
Richard Schenkman	May 2013	May 2016	Private Investment Firm

Regulatory Oversight Committee:

Name	Date of	Date of	Type of Business

	Commencement	Termination	
Larry Bergmann	May 2013	May 2014	Lawyer
William Dailey	May 2013	May 2014	Lawyer
Sam Scott Miller	May 2013	May 2014	Lawyer

Shareholder-Elected Committees

Exchange Member Nominating Committee:

Name	Date of Commencement	Date of Termination	Type of Business
James Boyle	May 2013	May 2014	Broker-dealer
Vacant	May 2013	May 2014	Broker-dealer
Joseph Droessler	May 2013	May 2014	Broker-dealer
Richard Gorelick	May 2013	May 2014	Broker-dealer

Nominating and Governance Committee:

Name	Date of Commencement	Date of Termination	Type of Business
William Dailey	May 2013	May 2014	Lawyer
Sam Scott Miller	May 2013	May 2014	Lawyer
Richard Schenkman	May 2013	May 2014	Private Investment Firm